

Esterline

2011 Annual Report – 10-K and Proxy

Esterline



Esterline Corporation is a specialized manufacturing company principally serving aerospace and defense markets. Esterline is headquartered in Bellevue, Washington, and is listed on the New York Stock Exchange with the trading symbol ESL.

FINANCIAL HIGHLIGHTS

In thousands, except per share amounts

For Fiscal Years	2011	2010
Operating Results		
Net sales	$ 1,717,985	$ 1,526,601
Segment earnings	240,030	228,567
Income from continuing operations	133,087	130,039
Income from discontinued operations, net of tax	(47)	11,881
Net earnings	133,040	141,920
Earnings per share – diluted:		
Continuing operations	$ 4.27	$ 4.27
Discontinued operations	.00	.39
Earnings per share	4.27	4.66
Weighted average shares outstanding – diluted	31,154	30,477
Financial Position		
Total assets	$ 3,378,586	$ 2,587,738
Property, plant and equipment, net	368,416	273,770
Long-term debt, net	1,020,028	598,972
Shareholders' equity	1,562,835	1,412,796



$ 1,800
1,200
600
0

Net Sales



$ 150
100
50
0

Income from Continuing Operations



$ 4.50
3.00
1.50
0

Diluted EPS from Continuing Operations



$ 1,575
1,050
525
0

Shareholders' Equity

	Net Sales	Income from Continuing Operations	Diluted EPS from Continuing Operations	Shareholders' Equity
11	$ 1,718.0	$ 133.1	$ 4.27	$ 1,562.8
10	1,526.6	130.0	4.27	1,412.8
09	1,407.5	105.6	3.52	1,253.0
08	1,462.2	111.3	3.72	1,026.3
07	1,188.7	85.9	3.27	1,121.8
	dollars in millions	dollars in millions	dollars	dollars in millions



REVENUE
+12.5%
COMPARED WITH FISCAL 2010

ORDERS
21%
INCREASE

BACKLOG
$1.3b

TO OUR SHAREHOLDERS

Esterline is built to last. That's crucial in an industry with end products that typically remain in service twenty-five or more years. Consistent, strong financial performance, solid balance sheet and thoughtful strategic growth are significant factors in maintaining our long-term capabilities. I am pleased to report that Esterline's fiscal 2011 performance on those key items was among the most successful and important in the company's history. We grew revenues by 12.5% to $1.7 billion and delivered our best-ever gross margins and cash flow. In addition, earnings per share equaled last year's record performance of $4.27. And this was after the expenses and purchase accounting effects of completing the acquisition of the Souriau Group—our largest ever. Souriau will provide excellent growth opportunities going forward as well as solid earnings and cash flow benefits in the near term.

As we enter 2012, Esterline is poised to take advantage of what is shaping up to be a lengthy up-cycle in the commercial aerospace market. Not only are we well-positioned on virtually every legacy aircraft flying, we have substantially greater content on the many new platforms being introduced. Demand for these new aircraft is strong. We have excellent relationships with all of the primes and are encouraged that Airbus, Boeing, Bombardier, Embraer, and others are ramping up to respond to increased global demand. The strength of the single aisle market is most notable. Build rates for Boeing's 737 and the Airbus A320—two of Esterline's most important programs—are expected to grow 15% in 2012. We have a tremendous opportunity to grow our business with new aircraft over the next decade, as the U.S. and Europe modernize their fleets, and China, India, the Middle East and other emerging countries build significant commercial aerospace infrastructure.

The Souriau acquisition reinforces our ability to benefit from the strength of the commercial market. Souriau is a world leader in harsh-environment connectors, producing a suite of very specialized, high-technology, mission-critical products. While these products address a wide variety of applications, including space, nuclear power, rail, and even Formula One racing, two thirds of this business is aimed at our core markets—commercial aerospace and defense. We can help Souriau better penetrate the



U.S. market, and their long-standing relationships with a variety of European customers—including as a key supplier to Airbus—will help Esterline expand faster overseas.

Looking back, while slowing defense markets and discrete expenses constrained our earnings in the second half of fiscal 2011, results in the first half were very strong. Spare parts are a high-margin variable to our business and the extraordinary restocking activity we saw in the first half of 2011 gave our financial performance a significant boost. As the year progressed, spare parts activity returned to a more normalized rate that more closely matched the worldwide fleet usage. Also in the second half, we began to see the effects of the tightening defense budget environment as revenues for some programs began to push to the right and as procurement needs began to change, reflecting the shift in operational tempo.

Looking forward to 2012 and beyond, there's no question that changes in the defense market play a role in our outlook. As I write this letter, the last of our troops have left Iraq and are headed home. The reduction in operational tempo is certainly affecting some of our defense-related business, particularly in the combustibles and countermeasures category. However, Esterline's wide range of defense related businesses is designed to provide a certain amount of insulation to these cycles. Therefore we continue to expect growth in our defense business, albeit modest, over the next few years. Our breadth includes specialized engineered materials, cockpit systems, and power management equipment for a number of key new aircraft platforms, including the Joint Strike Fighter, Boeing's P8, the Embraer KC390, the A400M from Airbus, Sikorsky's Black Hawk and others. On the T-6B Trainer program with Hawker Beechcraft, we have visibility for our new cockpits for several years to come. And while we have been disappointed with a recent delay in some of our C-130 cockpit retrofit business—ironically related to a high level of operational tempo for one of our customers—the demand for that work remains high. We have an excellent offering for smaller fleets of C-130s and other older, widely deployed transport aircraft which need comprehensive cockpit upgrades.

In early 2011, we also completed a strategic acquisition of Eclipse Electronics that diversifies our presence into a strong category within the defense market. Eclipse is relatively small but is the leader in airborne signals intelligence technology, a rapidly growing subset of the defense market. C4-ISR, which stands for command, control, communications, computers, intelligence, surveillance and reconnaissance, is a funding priority even in the current defense spending environment.





Maintaining our technology leadership position in every segment of our business is important and we are resolved to continue our commitment to research and development. Over the course of the year, we invested over $90 million, a 35% increase over 2010, focused on a variety of important future programs including overhead panels, flight management system software, communication systems, advanced materials, sensor technologies, and many others. Our new, FAA-certified SmartDeck™ cockpit comes directly out of this investment and greatly improves situational awareness in high traffic, low visibility situations. We're also building on the success of our 787 integrated overhead panel and are working with several OEMs on new overhead panel development programs. These programs include Bombardier, Cessna, and Mitsubishi, among others. Additionally, our Advanced Sensors operation is partnering with Rolls Royce as the sole source for the complete sensor suite on the Trent XWB engine for the A350, Airbus' next-generation wide body.

No less important than the integration of the acquisitions and the strides made in research and development are the dramatic organizational improvements we made to our business over the course of the year. We restructured our Engineered Materials and Power Systems platforms, including the closure of an inefficient plant in Massachusetts and an under-utilized plant in California. We've shifted substantial production capability to California and Mexico which will better serve our customers. We also standardized our Lean efforts, implementing a single Lean system throughout all of Esterline. This is an important effort to accelerate our lean journey and to more closely monitor our progress, ensuring continuous improvement, both operationally and financially.

During 2011, we further expanded our global footprint. We are now firmly situated in China and India, both important emerging markets with enormous potential and we have extended our relationships with Embraer in Brazil. We've made good progress on our initiative to capture more opportunity on China's COMAC C919, an important aircraft for the future. In addition, in India, the Souriau acquisition brought us a highly efficient manufacturing operation in Kochi, and we established an Esterline office in Bangalore. These efforts accelerate our penetration into these rapidly expanding markets, not only for aerospace but industrial opportunities as well.

As we begin 2012, execution is our mantra, especially when it comes to the integration of Souriau. Across Esterline, we are focused on the fundamental blocking and tackling required to produce the highest quality components and systems, on time and on budget. Esterline possesses the advantage of a clear, winning strategy and a culture that attracts and retains the very best talent. In addition, Esterline has the right mix of products combined with a commitment to customer satisfaction and a laser focus on Lean and operational excellence to deliver maximum value to our customers and to our shareholders, now and well into the future. We thank you for your support of our vision and look forward to continued success.



R. BRADLEY LAWRENCE
PRESIDENT AND
CHIEF EXECUTIVE OFFICER


LEADER
RESPONSIVE
DIVERSE & SPECIFIC
BALANCE
SMART
VALUE



LEADER

A TRADITION OF INNOVATION.
A CULTURE OF EFFICIENCY.

Complexity demands specialization; competition demands depth.
ESTERLINE IS A COMPREHENSIVE SOURCE
for highly engineered aerospace components, systems, and materials. From making daily demands reliably routine to innovating on the leading edge, our unique ability to
APPLY ONE OR ANY COMBINATION OF OUR DISCIPLINES
to the business and technological challenges of flight gives Esterline customers a highly specialized, extremely flexible, and always responsive advantage.

Lean Enterprise
Esterline Performance System
Multiple Growth Engines
Strong Company Culture



RESPONSIVE

TO CUSTOMERS. TO MARKETS.
TO EMERGENT TECHNOLOGIES.

Multiple Technology Platforms
Facilities Worldwide
Built-in Flexibility
Customer-Centric

Esterline is an essential component in achieving greater productivity, higher precision, and better overall performance. Simply put:

WE HELP CUSTOMERS COMPETE WITH MAXIMUM EFFECTIVENESS — measured in technology, measured in time, and measured in value.

OUR CULTURE IS BASED ON LISTENING TO CUSTOMER NEEDS, understanding customer challenges, and responding to an ever-changing market with ever-changing solutions designed to meet very exacting technical and market requirements, anywhere in the world.



DIVERSE & SPECIFIC

THOUSANDS OF DIFFERENT PRODUCTS.
ALL BUILT BY SPECIALISTS.

12,000 Employees

Highly Diversified, Sharply Focused

Thousands of Products

Hundreds of Programs

Thousands of Esterline products are used by hundreds of customers around the world in countless programs, each fulfilling a highly precise need. While our capabilities are remarkably diverse, our products share the benefits of an extraordinary breadth and depth of knowledge and experience. New solutions arise from Esterline's UNIQUE ABILITY TO COMBINE OUR CAPABILITIES to meet new, specific customer requirements. And our processes and products are unified by a culture of innovation, customer focus, and efficiency.

If a pilot touches it, looks at it, listens to it, talks to it, or reacts to it, chances are it's made by Esterline. Our Avionics & Controls segment offers a wide range of industry-leading cockpit and flight deck products. As a Tier 1 components and systems provider, we design and provide innovative cockpit systems integration and avionics solutions for commercial and military customers worldwide. Our solutions are found on aircraft ranging from the Boeing 747 to the Black Hawk helicopter. This segment also supplies high quality, state-of-the-art military audio and data products designed to operate in the most punishing battle environments. And we are an international leader in the engineering and manufacture of human-machine interface technology products—including input devices used in a range of environments from operating rooms to casino gaming floors.

AVIONICS & CONTROLS

ESTERLINE BRANDS	
CMC ELECTRONICS	Electronics products for aviation and global positioning
AVISTA	Software and systems engineering services
BVR	Solutions for motion control and avionics computing
JANCO	MIL-Spec rotary switches, potentiometers, and optical encoders
KORRY	Human-machine interface display and control products
MASON	World-class control devices and subsystems
PALOMAR	Airborne and shipboard communications systems
RACAL ACOUSTICS	Headsets, handsets and microphones for military communications
ECLIPSE ELECTRONIC SYSTEMS	Embedded digital receiver products and signal processing components
ADVANCED INPUT SYSTEMS	Custom solutions for medical, industrial, defense, and gaming
MEMTRON INPUT COMPONENTS	Custom-designed input components
LRE MEDICAL	Medical diagnostics and life science products



AVIONICS & CONTROLS

49% OF FISCAL 2011 TOTAL SALES

49%

$842M

From entire suites of sensors designed to fine-tune fuel management systems to specialized connectors that can withstand extremes in temperature, pressure and vibration, Esterline's Sensors & Systems segment provides solutions for every kind of military and commercial application, from the A400M to the XWB. Our expertise and experience have made Esterline a trusted Tier 1 provider of sensors packages, a world leader in power distribution, and a preferred supplier of high performance interconnect products. Our advanced sensors operations offer outstanding research, design, manufacturing, and aftermarket services to help customers compete with maximum effectiveness. We have nearly 100 years of experience creating solutions-oriented power and control devices used on thousands of aerospace, military, rail, and industrial applications worldwide. Our recently acquired connection solutions provider has nearly a dozen production units worldwide creating advanced connectors that perform in every imaginable extreme environment from deep space to the deep sea.

SENSORS & SYSTEMS

ESTERLINE BRANDS	
AUXITROL	High-precision temperature and pressure sensors
WESTON	Temperature, speed, and pressure sensors
NORWICH AERO	Temperature, speed, and ice detection sensors
LEACH INTERNATIONAL	Power switching and control components and equipment
SOURIAU	High-performance, harsh environment interconnect solutions







SENSORS & SYSTEMS

24% OF FISCAL 2011
TOTAL SALES


24%

$415M





With more than 10,000 unique formulas—for uses ranging from cushioned clamping systems for jet engines to anti-ship missile countermeasures to radar absorbing "stealth" material—Esterline's Advanced Materials segment is recognized as the first source for high-performance custom material science for aerospace and defense applications. We specialize in cutting edge high-heat-resistant material, custom elastomer products, and thermal fire barrier insulation that are an essential part of today's high-performance military or commercial aircraft. We are also the largest and most varied producer of combustible ordnance and countermeasure products in the world, producing infrared decoy flares, radar countermeasure chaff, naval decoy systems, and a variety of other pyrotechnic devices for air and shipboard applications.

ADVANCED MATERIALS

ESTERLINE BRANDS	
KIRKHILL-TA	Engineered elastomer and aerospace clamping solutions
HYTEK FINISHES	Specialized surface finishing, plating, anodizing and organic coating
DARCHEM	Engineered solutions to high-temperature problems
NMC	Specialty fasteners and custom molding
ARMTEC DEFENSE PRODUCTS	Combustible ordnance and expendable countermeasures
WALLOP	Advanced dual-band spectral flares and infrared countermeasures


ADVANCED MATERIALS
27% OF FISCAL 2011 TOTAL SALES
27%
$461M



Geographic Mix
Business Mix
Product Mix
Customer Mix

WE'RE BALANCED BOTH GLOBALLY AND BY END MARKET.

Esterline's revenues are evenly divided between customers from within and outside the U.S. And we have achieved a balance in end markets of 40% commercial aerospace and 40% defense, with the remaining 20% originating from specialized industrial applications of our aerospace and defense technologies. This balance and breadth of services and solutions protects us from normal industry economic cycles, making Esterline A SINGULARLY RELIABLE PARTNER AND RESOURCE for customers in all areas of aerospace, all around the globe.

BALANCE

GLOBAL PRESENCE.
DIVERSE MARKETS.



Smart is sharing responsibility between corporate and business units. It's creating growth through efficiencies. Consolidating common functions to gain platform synergies.

OPERATING AS A LEAN ENTERPRISE.

Continuously improving. And earning long-term relationships with world class performance. From smart products that combine the latest hardware and software innovations into complete, integrated systems to a carefully defined, continuously evaluated, and

RIGOROUSLY IMPLEMENTED BUSINESS STRATEGY,

Esterline has shaped its operations with the single goal of earning and keeping the trust and confidence of our customers.

Entrepreneurial Spirit

Well-defined Acquisition Strategy

Cross-Platform Synergies

Applied Research and Development

DISCIPLINED. STRATEGIC.

REAL-WORLD R & D.

SMART



It's of greater value to be a partner than a supplier.
It's of greater value to have the resources in talent and capital to deliver solutions than adding to complications. For nearly 25 years, Esterline's management team has been guided by the principle of always doing what's in

THE SHARED INTEREST OF OUR STAKEHOLDERS

throughout the industry and around the world. It's an approach that has enabled us to deliver consistent, compelling performance day-in, day-out for our customers.

VALUE

INVESTMENT GRADE.

PROVEN PERFORMANCE.

Durability
Consistent Results
Highest Quality
Culture of Excellence

DIRECTORS

Robert W. Cremin
Chairman of the Board
Esterline Technologies

Delores M. Etter
Director, Caruth Institute for Engineering Education and Texas Instruments Distinguished Chair in Engineering Education
Southern Methodist University

Anthony P. Franceschini
President and
Chief Executive Officer (Retired)
Stantec Inc.

Paul V. Haack
Senior Partner (Retired)
Deloitte & Touche LLP

Mary L. Howell
Executive Vice President (Retired)
Textron Inc.

R. Bradley Lawrence
President and
Chief Executive Officer
Esterline Technologies

Jerry D. Leitman
Chairman (Retired)
FuelCell Energy, Inc.

James J. Morris
Vice President, Engineering and Manufacturing (Retired)
The Boeing Company

Gary E. Pruitt
Chairman (Retired)
Univar

OFFICERS

R. Bradley Lawrence
President and
Chief Executive Officer

Robert D. George
Vice President,
Chief Financial Officer,
Corporate Development
and Secretary

Alain M. Durand
Group Vice President

Frank E. Houston
Senior Group Vice President

Marcia J. Mason
Vice President
Human Resources

Gary J. Posner
Corporate Controller and
Chief Accounting Officer

Albert S. Yost
Group Vice President
and Treasurer


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Esterline

2011 Form 10-K


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10 – K
Table of Contents

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 28, 2011

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission file number 1-6357

ESTERLINE TECHNOLOGIES CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	**13-2595091**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
500 108th Avenue NE Bellevue, Washington	**98004**
(Address of principal executive offices)	(Zip code)

Registrant's telephone number, including area code 425/453-9400

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock ($.20 par value)	New York Stock Exchange
Preferred Stock Purchase Rights	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of December 19, 2011, 30,624,334 shares of the Registrant's common stock were outstanding. The aggregate market value of shares of common stock held by non-affiliates as of April 29, 2011, was $2,191,628,226 (based upon the closing sales price of $71.80 per share).

Documents Incorporated by Reference

Part III incorporates information by reference to the registrant's definitive proxy statement, to be filed with the Securities and Exchange Commission within 120 days after the close of the fiscal year ended October 28, 2011.

PART I

This Report includes a number of forward-looking statements that reflect the Company's current views with respect to future events and financial performance. Please refer to the section addressing forward-looking information on page 9 for further discussion. In this report, "we," "our," "us," "Company," and "Esterline" refer to Esterline Technologies Corporation and subsidiaries, unless otherwise noted or context otherwise indicates.

Item 1. Business

(a) General Development of Business.

Esterline, a Delaware corporation formed in 1967, is a leading specialized manufacturing company principally serving aerospace and defense customers. We design, manufacture and market highly engineered products and systems for application within the industries we serve.

Our strategy is to maintain a leadership position in niche markets for the development and manufacture of highly engineered products that are essential to our customers. We are concentrating our efforts to expand selectively our capabilities in these markets, to anticipate the global needs of our customers and to respond to such needs with comprehensive solutions. Our current business and strategic growth plan focuses on the continuous development of these products in three key technology segments: Avionics & Controls, Sensors & Systems, and Advanced Materials, including thermally engineered components and specialized high-performance elastomers and other complex materials, principally for aerospace and defense markets. Our products are often mission-critical equipment, which have been designed into particular military and commercial platforms and in certain cases can only be replaced by products of other manufacturers following a formal certification process. As part of our implementation of this growth plan, we focus on, among other things, expansion of our capabilities as a more comprehensive supplier to our customers. Such expansion included the July 26, 2011, acquisition of the Souriau Group (Souriau), which is a leading global supplier of highly engineered connection technologies for harsh environments; the December 30, 2010, acquisition of Eclipse, which develops and manufactures embedded communication intercept receivers for signal intelligence applications; and the October 15, 2010, execution of a license agreement with L-3 Avionics Systems, Inc. for the SmartDeck® integrated cockpit technologies to enhance our integrated cockpit capabilities for both original equipment manufacturer (OEM) and retrofit opportunities. We also divested non-core businesses operating as Pressure Systems, Inc., Muirhead Aerospace and Traxsys Input Products Limited. These acquisitions and divestitures are described in more detail in the "Overview" section of Management's Discussion and Analysis of Financial Condition and Results of Continuing Operations contained in Item 7 of this report.

Our products have a long history in the aerospace and defense industry and are found on most military and commercial aircraft, helicopters, and land-based systems. For example, our products are used on the majority of active and in-production U.S. military aircraft and on every Boeing commercial aircraft platform manufactured in the past 65 years. In addition, our products are supplied to Airbus, all of the major regional and business jet manufacturers, and the major aircraft engine manufacturers. We differentiate ourselves through our engineering and manufacturing capabilities and our reputation for safety, quality, on-time delivery, reliability, and innovation – all embodied in the Esterline Performance System, our way of approaching business that helps ensure all employees are focused on continuous improvement. Safety of our operations is a critical factor in our business, and, accordingly, we incorporate applicable regulatory guidance in the design of our facilities and the training of our employees using a behavior-based approach that focuses on safety-designed work habits and on-going safety audits. We work closely with OEMs on new, highly engineered product designs which often results in our products being designed into their platforms; this integration often results in sole-source positions for OEM production and aftermarket business. In fiscal 2011, approximately 35% of our sales to commercial and military aerospace customers were derived from aftermarket business. Our aftermarket sales, including retrofits, spare parts, and repair services, historically carry a higher gross margin than sales to OEMs. In many cases, aftermarket sales extend well beyond the OEM production period, supporting the platform during its entire life cycle.

Our sales are diversified across three broad markets: defense, commercial aerospace, and general industrial. For fiscal 2011, approximately 40% of our sales were from the defense market, 45% from the commercial aerospace market, and 15% from the general industrial market.

(b) Financial Information About Industry Segments.

A summary of net sales to unaffiliated customers, operating earnings and identifiable assets attributable to our business segments for fiscal years 2011, 2010, and 2009 is reported in Note 17 to the Company's Consolidated Financial Statements for the fiscal year ended October 28, 2011, and appears in Item 8 of this report.

(c) Narrative Description of Business.

Avionics & Controls

Our Avionics & Controls business segment includes avionics systems, control systems, interface technologies and communication systems capabilities. Avionics systems designs and develops cockpit systems integration and avionics subsystems for commercial and military applications. Control systems designs and manufactures technology interface systems for military and commercial aircraft and land- and sea-based military vehicles. Interface technologies manufactures and develops custom control panels and input systems for medical, industrial, military and casino gaming industries. Communication systems designs and manufactures military audio and data products for severe battlefield environments, embedded communication intercept receivers for signal intelligence applications, as well as communication control systems to enhance security and aural clarity in military applications. We are a market leader in global positioning systems (GPS), head-up displays, enhanced vision systems, and electronic flight management systems that are used in a broad variety of control and display applications. In addition, we develop, manufacture and market sophisticated high reliability technology interface systems for commercial and military aircraft. These products include lighted push-button and rotary switches, keyboards, lighted indicators, panels and displays. Over the years, our products have been integrated into many existing aircraft designs, including every Boeing commercial aircraft platform currently in production. Our large installed base provides us with a significant spare parts and retrofit business. We are a Tier 1 supplier on the B-787 program to design and manufacture all of the cockpit overhead panels and embedded software for these systems. We manufacture control sticks, grips and wheels, as well as specialized switching systems. In this area, we primarily serve commercial and military aviation, and airborne and ground-based military equipment manufacturing customers. For example, we are a leading manufacturer of pilot control grips for most types of military fighter jets and helicopters. Additionally, our software engineering center supports our customers' needs with such applications as primary flight displays, flight management systems, air data computers and engine control systems.

Our proprietary products meet critical operational requirements and provide customers with significant technological advantages in such areas as night vision compatibility and active-matrix liquid-crystal displays (a technology enabling pilots to read display screens in a variety of light conditions as well as from extreme angles). Our products are incorporated in a wide variety of platforms ranging from military helicopters, fighters and transports, to commercial wide- and narrow-body, regional and business jets. In fiscal 2011, some of our largest customers for these products included BAE Systems, The Boeing Company, Canadian Commercial Corp., Hawker Beechcraft, Honeywell, Thales, Lockheed Martin, Rockwell Collins, and Sikorsky.

We also manufacture a full line of keyboard, switch and input technologies for specialized medical equipment, communication systems and comparable equipment for military applications. These products include custom keyboards, keypads, and input devices that integrate cursor control devices, bar-code scanners, displays, video, and voice activation. We also produce instruments that are used for point-of-use and point-of-care diagnostics. We have developed a wide variety of technologies, including plastic and vinyl membranes that protect high-use switches and fully depressible buttons, and backlit elastomer switch coverings that are resistant to exposure from harsh chemicals. These technologies now serve as the foundation for a small but growing portion of our product line. In fiscal 2011, some of our largest customers for these products included Alere, Applied Quality Communications, Dictaphone, Frymaster, General Electric, Jabil Circuit, Philips, Roche, Siemens, and WMS.

In addition, we design and manufacture ruggedized military personal communication equipment, primarily headsets. We are the sole supplier of Active Noise Reduction (ANR) headsets to the British Army's tracked and wheeled vehicle fleets under the Bowman communication system program. In the U.S., we supply ANR headsets to the U.S. Army's tracked and wheeled vehicle fleets under the Vehicle Intercom System (VIS) and VIS-X programs comprising over 200,000 vehicles, and we are the sole supplier to the U.S. Marine Corps for their MRAP fleet. We are also the sole ANR headset supplier to the Canadian Army. We have a long-standing relationship with armies around the world including forces in India, Australia, Spain, and Saudi Arabia. We design and manufacture signals intelligence and communications intelligence (SIGINT/COMINT) receiver hardware for the airborne intelligence, surveillance and reconnaissance (ISR) market. These products incorporate modern, open-architecture software/firmware configurable designs, are deployed on a wide range of U.S. and foreign manned airborne platforms, and on such next generation unmanned platforms as the Northrop Grumman

Global Hawk and General Atomics Reaper and Predator. In fiscal 2011, some of our largest customers for these products included Northrop Grumman, L-3 Communications, Lockheed Martin, Simex Defense, the British Ministry of Defence (MoD), and The Boeing Company.

Sensors & Systems

Our Sensors & Systems business segment includes power systems, connection technologies and advanced sensors capabilities. We develop and manufacture high-precision temperature, pressure and speed sensors principally for aerospace and defense customers, electrical interconnection systems for severe environments for aerospace, defense, geophysics & marine, and nuclear customers, electrical power switching, control and data communication devices, and other related systems principally for aerospace and defense customers. We are the sole-source supplier of temperature probes for use on all versions of the General Electric/Snecma CFM-56 jet engine. The CFM-56 jet engine has an installed base of 22,000, is standard equipment on new generation B-737 aircraft and was selected as the engine for approximately 50% of all Airbus aircraft delivered to date. We were contracted to design and manufacture the B-787's sensors for the environmental control system, and provide the primary power distribution assembly for the Airbus A400M military transport. Additionally, we have secured a Tier 1 position with Rolls-Royce for the complete suite of sensors for the engines that will power the A400M and A350. We design and manufacture micro packaging, planet probe interconnectors, launcher umbilicals, and composite connectors for the B-787. Unique electrical interconnection products account for about 75% of our connection technologies sales, and standard products qualified to customer standards or military specifications account for 25% of sales. The principal customers for our products in this business segment are jet engine manufacturers, airframe and industrial manufacturers. In fiscal 2011, some of our largest customers for these products included Avent, The Boeing Company, Bombardier, Dassault, Flame, General Electric, Honeywell, Rolls-Royce, Pratt & Whitney, and SAFRAN.

Advanced Materials

Our Advanced Materials business segment includes engineered materials and defense technologies capabilities. We develop and manufacture high-performance elastomer products used in a wide range of commercial aerospace, space, and military applications, and highly engineered thermal components for commercial aerospace and industrial applications. We also develop and manufacture combustible ordnance and countermeasures for military applications.

Specialized High-Performance Applications. We specialize in the development of proprietary formulations for silicone rubber and other elastomer products. Our elastomer products are engineered to address specific customer requirements where superior performance in high temperature, high pressure, caustic, abrasive and other difficult environments is critical. These products include clamping devices, thermal fire barrier insulation products, sealing systems, tubing and coverings designed in custom-molded shapes. Some of the products include proprietary elastomers that are specifically designed for use on or near a jet engine. We are a leading U.S. supplier of high-performance elastomer products to the aerospace industry, with our primary customers for these products being jet and rocket engine manufacturers, commercial and military airframe manufacturers, as well as commercial airlines. In fiscal 2011, some of the largest customers for these products included Alliant Techsystems, The Boeing Company, Honeywell, KAPCO, Lockheed Martin, Northrop Grumman, and Pattonair. We also develop and manufacture high temperature lightweight metallic insulation systems for aerospace and marine applications. Our commercial aerospace programs include the B-737, A320, and A380 series aircraft and the V2500 and BR710 engines. Our insulation material is used on diesel engine manifolds for earthmoving and agricultural applications. In addition, we specialize in the development of thermal protection for fire, nuclear, and petro-chemical industries. We design and manufacture high temperature components for industrial and marine markets. Our manufacturing processes consist of cutting, pressing, and welding stainless steel, Inconel and titanium fabrications. In fiscal 2011, some of the largest customers of these products included The Boeing Company, B/E Aerospace, Goodrich, GKN Aerospace, KAPCO, Lockheed Martin, Northrop Grumman, Pattonair, Petrofac Engineering & Construction, Rolls-Royce, Short Brothers, and Spirit AeroSystems.

Ordnance and Countermeasure Applications. We develop and manufacture combustible ordnance and warfare countermeasure devices for military customers. We manufacture molded fiber cartridge cases, mortar increments, igniter tubes and other combustible ordnance components primarily for the U.S. Department of Defense. Safety of our operations is a critical factor in manufacturing ordnance and countermeasures, and accordingly, we incorporate applicable regulatory guidance in the design of our facilities and in the training of our employees. As part of our behavior-based approach to training, employees learn safety-designed work habits and perform on-going safety audits. We also monitor safety metrics to ensure compliance. We are currently the sole supplier of combustible casings utilized by the U.S. Armed Forces. Sales are made either directly to the U.S. Department of Defense or through prime contractors, Alliant Techsystems and General Dynamics. These products include the combustible case for the U.S. Army's new generation 155mm Modular Artillery Charge System, the 120mm combustible case used with the main armament system on the U.S. Army and Marine Corps' M1-A1/2 tanks, and the 60mm, 81mm and 120mm combustible mortar increments. We are one of two suppliers to the U.S.

Army of infrared decoy flares used by aircraft to help protect against radar and infrared guided missiles. Additionally, we are a supplier of infrared decoy flares to the MoD and other international defense agencies. We are currently the only supplier of radar countermeasures to the U.S. Army.

A summary of product lines contributing sales of 10% or more of total sales for fiscal years 2011, 2010, and 2009 is reported in Note 17 to the Consolidated Financial Statements for the fiscal year ended October 28, 2011, and appears in Item 8 of this report.

Marketing and Distribution

We believe that a key to continued success is our ability to meet customer requirements both domestically and internationally. We have and will continue to improve our world-wide sales and distribution channels in order to provide wider market coverage and to improve the effectiveness of our customers' supply chain. For example, our medical device assembly operation in Shanghai, China, serves our global medical customers, our service center in Singapore improves our capabilities in Asia for our temperature sensor customers, our marketing representative office in Bangalore, India, facilitates marketing opportunities in India, and our marketing representative office in Beijing, China, facilitates marketing opportunities in China. Other enhancements include combining sales and marketing forces of our operating units where appropriate, cross-training our sales representatives on multiple product lines, and cross-stocking our spares and components.

In the technical and highly engineered product segments in which we compete, relationship selling is particularly appropriate in targeted marketing segments where customer and supplier design and engineering inputs need to be tightly integrated. Participation in industry trade shows is an effective method of meeting customers, introducing new products, and exchanging technical specifications. In addition to technical and industry conferences, our products are supported through direct internal international sales efforts, as well as through manufacturer representatives and selected distributors. As of October 28, 2011, 376 sales people, 290 representatives, and 259 distributors support our operations internationally.

Backlog

Backlog was $1.3 billion at October 28, 2011, compared with $1.1 billion at the end of October 29, 2010. We estimate that approximately $352.8 million of backlog is scheduled to be shipped after fiscal 2012.

Backlog is subject to cancellation until delivered, and therefore, we cannot assure that our backlog will be converted into revenue in any particular period or at all. Backlog does not include the total contract value of cost-plus reimbursable contracts, which are funded as we incur the costs. Except for the released portion, backlog also does not include fixed-price multi-year contracts.

Competition

Our products and services are affected by varying degrees of competition. We compete with other companies in most markets we serve, many of which have far greater sales volumes and financial resources. Some of our competitors are also our customers on certain programs. The principal competitive factors in the commercial markets in which we participate are product performance, on-time delivery, service and price. Part of product performance requires expenditures in research and development that lead to product improvement. The market for many of our products may be affected by rapid and significant technological changes and new product introductions. Our principal competitors include Astronautics, BAE, Bose, ELBIT, EMS, Eaton, GE Aerospace, Honeywell, IAI, L-3, Otto Controls, RAFI, Rockwell Collins, SELEX, Telephonics, Thales, Ultra Electronics, Universal Avionics Systems Corporation, and Zodiac in our Avionics & Controls segment; Ametek, Amphenol, Eaton, Goodrich, Hamilton Sundstrand, MPC Products, Meggitt, STPI-Deutsch, Tyco, and Zodiac in our Sensors & Systems segment; and Chemring, Doncasters, Hitemp, J&M, JPR Hutchinson, Kmass, Meggitt (including Dunlop Standard Aerospace Group), Rheinmetall, Trelleborg, ULVA, and UMPCO in our Advanced Materials segment.

Research and Development

Our product development and design programs utilize an extensive base of professional engineers, technicians and support personnel, supplemented by outside engineering and consulting firms when needed. In fiscal 2011, we expended approximately $94.5 million for research, development and engineering, compared with $69.8 million in fiscal 2010 and $64.5 million in fiscal 2009. We believe continued product development is key to our long-term growth, and consequently, we consistently invest in research and development. Examples include research and development projects relating to advanced vision systems, SmartDeck® integrated flight control and display system, avionics control panels, A350 engine sensors, high temperature, low observable material for military applications, and spectral countermeasure flares for military applications. We actively participate in customer-funded research and development programs, including applications on C-130 cockpit upgrades, P-8 aircraft and power systems for the HH-47 Chinook helicopter and A400M.

Foreign Operations

Our principal foreign operations consist of manufacturing facilities located in France, Germany, Canada, the United Kingdom, India, Morocco, the Dominican Republic, Mexico and China, and include sales and service operations located in Brazil, Singapore, and China. For further information regarding foreign operations, see Note 17 to the Consolidated Financial Statements under Item 8 of this report.

U.S. Government Contracts and Subcontracts

As a contractor and subcontractor to the U.S. government (primarily the U.S. Department of Defense), we are subject to various laws and regulations that are more restrictive than those applicable to private sector contractors. Approximately 10% of our sales were made directly to the U.S. government in fiscal 2011. In addition, we estimate that our subcontracting activities to contractors for the U.S. government accounted for approximately 20% of sales during fiscal 2011. In total, we estimate that approximately 30% of our sales during the fiscal year were subject to U.S. government contracting regulations. Such contracts may be subject to termination, reduction or modification in the event of changes in government requirements, reductions in federal spending, and other factors.

Historically, our U.S. government contracts and subcontracts have been predominately fixed-price contracts. Generally, fixed-price contracts offer higher margins than cost-plus contracts in return for accepting the risk that increased or unexpected costs may reduce anticipated profits or cause us to sustain losses on the contracts. The accuracy and appropriateness of certain costs and expenses used to substantiate our direct and indirect costs for the U.S. government under both cost-plus and fixed-price contracts are subject to extensive regulation and audit by the Defense Contract Audit Agency, an arm of the U.S. Department of Defense. The contracts and subcontracts to which we are a party are also subject to profit and cost controls and standard provisions for termination at the convenience of the U.S. government. Upon termination, other than for our default, we will normally be entitled to reimbursement for allowable costs and to an allowance for profit. To date, none of our material fixed-price contracts have been terminated.

Patents and Licenses

Although we hold a number of patents and licenses, we do not believe that our operations are dependent on our patents and licenses. In general, we rely on technical superiority, continual product improvement, exclusive product features, lean operational excellence including superior lead-time, on-time delivery performance and quality, and customer relationships to maintain competitive advantage.

Seasonality

The timing of our revenues is impacted by the purchasing patterns of our customers and as a result we do not generate revenues evenly throughout the year. Moreover, our first fiscal quarter, November through January, includes significant holiday vacation periods in both Europe and North America. This leads to decreased order and shipment activity; consequently, first quarter results are typically weaker than other quarters and not necessarily indicative of our performance in subsequent quarters.

Sources and Availability of Raw Materials and Components

The sources and availability of certain raw materials and components are not as critical as they would be for manufacturers of a single product line, due to our vertical integration and diversification. However, certain components, supplies and raw materials for our operations are purchased from single sources. In such instances, we strive to develop alternative sources and design modifications to minimize the effect of business interruptions.

Environmental Matters

We are subject to federal, state, local and foreign laws, regulations and ordinances that (i) govern activities or operations that may have adverse environmental effects, such as discharges to air and water, as well as handling and disposal practices for solid and hazardous waste, and (ii) impose liability for the costs of cleaning up, and certain damages resulting from, sites or past spills, disposals or other releases of hazardous substances.

At various times we have been identified as a potentially responsible party pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act of 1980 (CERCLA), and analogous state environmental laws, for the cleanup of contamination resulting from past disposals of hazardous wastes at certain sites to which we, among others, sent wastes in the past. CERCLA requires potentially responsible persons to pay for cleanup of sites from which there has been a release or threatened release of hazardous substances. Courts have interpreted CERCLA to impose strict, joint and several liability on all persons liable for cleanup costs. As a practical matter, however, at sites where there are multiple potentially responsible persons, the costs of cleanup typically are allocated among the parties according to a volumetric or other standard.

We have accrued liabilities for environmental remediation costs expected to be incurred by our operating facilities. Environmental exposures are provided for at the time they are known to exist or are considered reasonably probable and estimable.

Employees

We had 12,114 employees at October 28, 2011, of which 5,358 were based in the United States, 4,110 in Europe, 1,091 in Canada, 600 in Mexico, 443 in Asia, 347 in Morocco and 165 in the Dominican Republic. Approximately 12% of the U.S.-based employees were represented by a labor union. Our European operations are subject to national trade union agreements and to local regulations governing employment.

(d) Financial Information About Foreign and Domestic Operations and Export Sales.

See risk factor below entitled "Political and economic changes in foreign countries and markets, including foreign currency fluctuations, may have a material effect on our operating results" under Item 1A of this report and Note 17 to the Consolidated Financial Statements under Item 8 of this report.

(e) Available Information of the Registrant.

You can access financial and other information on our Web site, www.esterline.com. We make available through our Web site, free of charge, copies of our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as soon as reasonably practicable after filing such material electronically or otherwise furnishing it to the Securities and Exchange Commission (SEC). The SEC also maintains a Web site at www.sec.gov, which contains reports, proxy and information statements, and other information regarding public companies, including Esterline. Any reports filed with the SEC may also be obtained from the SEC's Reference Room at 100 F Street, NE, Washington, DC 20549. Our Corporate Governance Guidelines and charters for our board committees are available on our Web site, www.esterline.com on the Corporate Governance tab, and our Code of Business Conduct and Ethics, which includes a code of ethics applicable to our accounting and financial employees, including our Chief Executive Officer and Chief Financial Officer, is available on our Web site at www.esterline.com on the Corporate Governance tab. Each of these documents is also available in print (at no charge) to any shareholder upon request. Our Web site and the information contained therein or connected thereto are not incorporated by reference into this Form 10-K.

Executive Officers of the Registrant

The names and ages of all executive officers of the Company and the positions and offices held by such persons as of December 12, 2011, are as follows:

Name	Position with the Company	Age
R. Bradley Lawrence	President and Chief Executive Officer	64
Robert D. George	Vice President, Chief Financial Officer, Corporate Development and Secretary	55
Alain M. Durand	Group Vice President	44
Frank E. Houston	Senior Group Vice President	60
Stephen R. Larson	Vice President, Strategy & Technology	67
Marcia J. Mason	Vice President, Human Resources	59
Albert S. Yost	Group Vice President and Treasurer	46

Mr. Lawrence has been President and Chief Executive Officer since November 2009. Prior to that time, he was President and Chief Operating Officer since July 2009 and Group Vice President since January 2007. From September 2002 to January 2007, he was President of Advanced Input Systems, a subsidiary of the Company. Mr. Lawrence has an M.B.A. from the University of Pittsburgh and a B.S. degree in Business Administration from Pennsylvania State University.

Mr. George has been Vice President, Chief Financial Officer, Corporate Development and Secretary since July 2011. Prior to that time, he was Vice President, Chief Financial Officer, Secretary and Treasurer since July 1999. Mr. George has an M.B.A. from the Fuqua School of Business at Duke University and a B.A. degree in Economics from Drew University.

Mr. Durand has been Group Vice President since June 2011. Prior to that time, he was President of the Advanced Sensors business platform from May 2007 to June 2011. From July 2004 to May 2007, he was President of Auxitrol Technologies, a subsidiary of the Company. Mr. Durand has an M.B.A. from Ecole Supérieure de Commerce in Reims, France, and a Mechanical Engineering degree from Ecole Catholique d'Arts et Métiers in Lyons, France.

Mr. Houston has been Senior Group Vice President since December 2009. Prior to that time, he was Group Vice President since March 2005. Mr. Houston has an M.B.A. from the University of Washington and a B.A. degree in Political Science from Seattle Pacific University.

Mr. Larson has been Vice President, Strategy & Technology since January 2000. Mr. Larson has an M.B.A. from the University of Chicago and a B.S. degree in Electrical Engineering from Northwestern University.

Ms. Mason has been Vice President, Human Resources since March 1993. Ms. Mason has a J.D. degree from Northwestern University School of Law and a B.A. degree in Political Science from Portland State University.

Mr. Yost has been Group Vice President and Treasurer since July 2011. Prior to that time, he was Group Vice President since November 2009. Previously, he was President of Advanced Input Systems, a subsidiary of the Company from January 2007, and held management responsibilities for Esterline's Interface Technologies business platform from May 2007. From April 2002 to April 2007, he was Director of Finance for Advanced Input Systems. Mr. Yost has an M.B.A. from Utah State University and a B.A. degree in Economics from Brigham Young University.

Forward-Looking Statements

This annual report on Form 10-K includes forward-looking statements. These statements may be identified by the use of forward-looking terminology such as "anticipate," "believe," "continue," "could," "estimate," "expect," "intend," "may," "might," "plan," "potential," "predict," "should" or "will" or the negative thereof or other variations thereon or comparable terminology. In particular, statements about our expectations, beliefs, plans, objectives, assumptions or future events or performance contained in this report under the headings "Risks Relating to Our Business and Our Industry," "Management's Discussion and Analysis of Financial Condition and Results of Continuing Operations" and "Business" are forward-looking statements.

We have based these forward-looking statements on our current expectations, assumptions, estimates and projections. While we believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond our control. These and other important factors, including those discussed in this report under the headings "Risks Relating to Our Business and Our Industry," "Management's Discussion and Analysis of Financial Condition and Results of Continuing Operations" and "Business" may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements. Some of the key factors that could cause actual results to differ from our expectations are:

- A significant downturn in the aerospace industry;
- A significant reduction in defense spending;
- A decrease in demand for our products as a result of competition, technological innovation or otherwise;
- Our inability to integrate acquired operations or complete acquisitions; and
- Loss of a significant customer or defense program.

Given these risks and uncertainties, you are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements included or incorporated by reference into this report are made only as of the date hereof. We do not undertake and specifically decline any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments.

Item 1A. Risk Factors

Risks Relating to Our Business and Our Industry

A recurrent global recession may adversely affect our access to capital, cost of capital, and business operations.

If the global recession recurs, our future cost of debt and equity capital could be adversely affected. Any inability to obtain adequate financing from debt and equity sources could force us to self fund strategic initiatives or even forgo some opportunities, potentially harming our financial position, results of operations, and liquidity.

Economic conditions may impair our customers' business and markets, which could adversely affect our business operations.

In the event of a recurrent global recession in the United States and other parts of the world, customers may choose to delay or postpone purchases from us until the economy and their businesses strengthen. Decisions by current or future customers to forgo or defer purchases and/or our customers' inability to pay us for our products may adversely affect our earnings and cash flow.

Implementing our acquisition strategy involves risks, and our failure to successfully implement this strategy could have a material adverse effect on our business.

One of our key strategies is to grow our business by selectively pursuing acquisitions. Since 1996 we have completed over 30 acquisitions, and we are continuing to actively pursue additional acquisition opportunities, some of which may be material to our business and financial performance. Although we have been successful with this strategy in the past, we may not be able to grow our business in the future through acquisitions for a number of reasons, including:

- Acquisition financing not being available on acceptable terms or at all;
- Encountering difficulties identifying and executing acquisitions;
- Increased competition for targets, which may increase acquisition costs;
- Consolidation in our industry reducing the number of acquisition targets; and
- Competition laws and regulations preventing us from making certain acquisitions.

In addition, there are potential risks associated with growing our business through acquisitions, including the failure to successfully integrate and realize the expected benefits of an acquisition. For example, with any past or future acquisition, there is the possibility that:

- The business culture of the acquired business may not match well with our culture;
- Technological and product synergies, economies of scale and cost reductions may not occur as expected;
- Management may be distracted from overseeing existing operations by the need to integrate acquired businesses;
- We may acquire or assume unexpected liabilities;
- Unforeseen difficulties may arise in integrating operations and systems;
- We may fail to retain and assimilate employees of the acquired business;
- We may experience problems in retaining customers and integrating customer bases; and
- Problems may arise in entering new markets in which we may have little or no experience.

Failure to continue implementing our acquisition strategy, including successfully integrating acquired businesses, could have a material adverse effect on our business, financial condition and results of operations.

Our future financial results could be adversely impacted by asset impairment charges.

We are required to test both acquired goodwill and other indefinite-lived intangible assets for impairment on an annual basis based upon a fair value approach, rather than amortizing them over time. We have chosen to perform our annual impairment reviews of goodwill and other indefinite-lived intangible assets during the fourth quarter of each fiscal year. We also are required to test goodwill for impairment between annual tests if events occur or circumstances change that would more likely than not reduce our enterprise fair value below its book value. These events or circumstances could include a significant change in the business climate, including a significant sustained decline in an entity's market value, legal factors, operating performance indicators, competition, sale or disposition of a significant portion of the business, or other factors. If the fair market value is less than the book value of goodwill, we could be required to record an impairment charge. The valuation of reporting units requires judgment in estimating future cash flows, discount rates and estimated product life cycles. In making these judgments, we evaluate the financial health of the business, including such factors as industry performance, changes in technology and operating cash flows.

As we have grown through acquisitions, we have accumulated $1.2 billion of goodwill, and have $48.8 million of indefinite-lived intangible assets, out of total assets of $3.4 billion at October 28, 2011. As a result, the amount of any annual or interim impairment could be significant and could have a material adverse effect on our reported financial results for the period in which the charge is taken. We performed our impairment review for fiscal 2011 as of July 30, 2011, and our Step One analysis indicates that no impairment of goodwill and other indefinite-lived assets exists at any of our reporting units.

A long-lived asset to be disposed of is reported at the lower of its carrying amount or fair value less cost to sell. An asset (other than goodwill and indefinite-lived intangible assets) is considered impaired when estimated future undiscounted cash flows are less than the carrying amount of the asset. In the event the carrying amount of such asset is not deemed recoverable, the asset is adjusted to its estimated fair value. Fair value is generally determined based upon estimated discounted future cash flows. As we have grown through acquisitions, we have accumulated $645.1 million of definite-lived intangible assets. As a result, the amount of any annual or interim impairment could be significant and could have a material adverse effect on our reported financial results for the period in which the charge is taken.

The amount of debt we have outstanding, as well as any debt we may incur in the future, could have an adverse effect on our operational and financial flexibility.

As of October 28, 2011, we had approximately $1.0 billion of debt outstanding, which is long-term debt. Under our existing secured credit facility, we have a $460 million revolving line of credit and a €125 million term loan (Euro Term Loan). Up to $100.0 million in letters of credit may be drawn in U.K. pounds or euros in addition to U.S. dollars. The credit facility is secured by substantially all of the Company's assets and interest is based on standard inter-bank offering rates. In addition, we have unsecured foreign currency credit facilities that have been extended by foreign banks for up to $32.5 million. Available credit under the above credit facilities was $122.4 million at October 28, 2011, reflecting bank borrowings of $365.0 million and letters of credit of $5.1 million.

We also have outstanding $175.0 million 6.625% senior notes due in March 2017 and $250.0 million 7.0% senior notes due in August 2020. The indentures governing those notes and other debt agreements limit, but do not prohibit, us from incurring additional debt in the future. Our level of debt could have significant consequences to our business, including the following:

- Depending on interest rates and debt maturities, a substantial portion of our cash flow from operations could be dedicated to paying principal and interest on our debt, thereby reducing funds available for our acquisition strategy, capital expenditures or other purposes;
- A significant amount of debt could make us more vulnerable to changes in economic conditions or increases in prevailing interest rates;
- Our ability to obtain additional financing for acquisitions, capital expenditures or for other purposes could be impaired;
- The increase in the amount of debt we have outstanding increases the risk of non-compliance with some of the covenants in our debt agreements which require us to maintain specified financial ratios; and
- We may be more leveraged than some of our competitors, which may result in a competitive disadvantage.

The loss of a significant customer or defense program could have a material adverse effect on our operating results.

Some of our operations are dependent on a relatively small number of customers and aerospace and defense programs, which change from time to time. Significant customers in fiscal 2011 included The Boeing Company, Hawker Beechcraft, Flame, General Electric, Honeywell, Lockheed Martin, Northrop Grumman, Rolls-Royce, Sikorsky, and the U.S. Department of Defense. There can be no assurance that our current significant customers will continue to buy our products at current levels. The loss of a significant customer or the cancellation of orders related to a sole-source defense program could have a material adverse effect on our operating results if we were unable to replace the related sales.

Our revenues are subject to fluctuations that may cause our operating results to decline.

Our business is susceptible to seasonality and economic cycles, and as a result, our operating results have fluctuated widely in the past and are likely to continue to do so. Our revenue tends to fluctuate based on a number of factors, including domestic and foreign economic conditions and developments affecting the specific industries and customers we serve. For example, it is possible that the recession could recur and result in a more severe downturn in commercial aviation and defense. It is also possible that in the future our operating results in a particular quarter or quarters will not meet the expectations of securities analysts or investors, causing the market price of our common stock or senior notes to decline. We believe that quarter-to-quarter comparisons of our operating results are not a good indication of our future performance and should not be relied upon to predict our future performance.

Political and economic changes in foreign countries and markets, including foreign currency fluctuations, may have a material effect on our operating results.

Foreign sales were approximately 45% of our total sales in fiscal 2011, and we have manufacturing facilities in a number of foreign countries. A substantial portion of our Avionics & Controls operations is based in Canada and the U.K., and a substantial portion of our Sensors & Systems operations is based in the U.K. and France. We also have manufacturing operations in the Dominican Republic, India, Mexico, China, and Morocco. Doing business in foreign countries is subject to numerous risks, including political and economic instability, restrictive trade policies of foreign governments, economic conditions in local markets, health concerns, inconsistent product regulation or unexpected changes in regulatory and other legal requirements by foreign agencies or governments, the imposition of product tariffs and the burdens of complying with a wide variety of international and U.S. export laws and differing regulatory requirements. To the extent that foreign sales are transacted in a foreign currency, we are subject to the risk of losses due to foreign currency fluctuations. In addition, we have substantial assets denominated in foreign currencies, primarily the Canadian dollar, U.K. pound and euro, that are not offset by liabilities denominated in those foreign currencies. These net foreign currency investments are subject to material changes in the event of fluctuations in foreign currencies against the U.S. dollar.

We are subject to numerous regulatory requirements, which could adversely affect our business.

Among other things, we are subject to the Foreign Corrupt Practices Act, or FCPA, and the U.K. Bribery Act which generally prohibit companies and their intermediaries from bribing foreign officials for the purpose of obtaining or keeping business or otherwise obtaining favorable treatment. In particular, we may be held liable for actions taken by our strategic or local partners even though our partners are not subject to the FCPA or the U.K. Bribery Act. Any determination that we have violated the FCPA or the U.K. Bribery Act could result in sanctions that could have a material adverse effect on our business, financial condition and results of operations.

We are also subject to a variety of international laws, as well as U.S. export laws and regulations, such as the International Traffic in Arms Regulations (ITAR), which generally restrict the export of defense products, technical data and defense services. We have filed voluntary disclosure reports in fiscal 2011 at certain U.S. operating units and voluntarily reported certain technical violations of U.S. export laws and regulations. We are enhancing our internal and external auditing compliance program. While management believes that this increased oversight is adequate to address the technical violations, the impact of filing these voluntary disclosure statements covering technical violations, as well as compliance with these laws and regulations and any changes thereto, are difficult to predict. The costs of compliance including penalties, any failure to comply, and any changes to such laws and regulations could adversely affect our operations in the future.

A downturn in the aircraft market could adversely affect our business.

The aerospace industry is cyclical in nature and affected by periodic downturns that are beyond our control. The principal customers for manufacturers of commercial aircraft are the commercial and regional airlines, which can be adversely affected by a number of factors, including a recession, increasing fuel and labor costs, intense price competition, outbreak of infectious disease and terrorist attacks, as well as economic cycles, all of which can be unpredictable and are outside our control. Any decrease in demand resulting from a downturn in the market could adversely affect our business, financial condition and results of operations.

Reductions in defense spending could adversely affect our business.

Approximately 40% of our business is dependent on defense spending. The defense industry is dependent upon the level of equipment expenditures by the armed forces of countries throughout the world, and especially those of the United States, which represents a significant portion of world-wide defense expenditures. The war on terror has increased the level of equipment expenditures by the U.S. armed forces. This level of spending may not be sustainable in light of government spending priorities by the U.S. and the winding down of U.S. armed forces operations in Iraq and Afghanistan. In addition, as a result of the failure of the Joint Select Committee on Deficit Reduction (Super Committee) to agree on a deficit reduction plan, mandatory reductions in defense are required under the Budget Control Act. The extent and scope of these cuts is difficult to assess at this time. Any decrease in demand for new aircraft and equipment or use of existing aircraft and equipment will likely result in a decrease in demand of our products and services, and correspondingly, our revenues, thereby adversely affecting our business, financial condition and results of operations.

We may not be able to compete effectively.

Our products and services are affected by varying degrees of competition. We compete with other companies and divisions and units of larger companies in most markets we serve, many of which have greater sales volumes or financial, technological or marketing resources than we do. Our principal competitors include: Astronautics, BAE, Bose, ECE, ELBIT, EMS, Eaton, GE Aerospace, Honeywell, IAI, L-3, Otto Controls, RAFI, Rockwell Collins, SELEX, Telephonics, Thales, Ultra Electronics, and Universal Avionics Systems Corporation in our Avionics & Controls segment; Ametek, Amphenol, Eaton, ECE, Goodrich, Hamilton Sundstrand, MPC Products, Meggitt, STPI-Deutsch, and Tyco in our Sensors & Systems segment; and Chemring, Doncasters, Hitemp, J&M, JPR Hutchinson, Kmass, Meggitt (including Dunlop Standard Aerospace Group), Rheinmetall, Trelleborg, ULVA, and UMPCO in our Advanced Materials segment. The principal competitive factors in the commercial markets in which we participate are product performance, service and price. Maintaining product performance requires expenditures in research and development that lead to product improvement and new product introduction. Companies with more substantial financial resources may have a better ability to make such expenditures. We cannot assure that we will be able to continue to successfully compete in our markets, which could adversely affect our business, financial condition and results of operations.

Our backlog is subject to modification or termination, which may reduce our sales in future periods.

We currently have a backlog of orders based on our contracts with customers. Under many of our contracts, our customers may unilaterally modify or terminate their orders at any time. In addition, the maximum contract value specified under a government contract awarded to us is not necessarily indicative of the sales that we will realize under that contract. For example, we are a sole-source prime contractor for many different military programs with the U.S. Department of Defense. We depend heavily on the government contracts underlying these programs. Over its lifetime, a program may be implemented by the award of many different individual contracts and subcontracts. The funding of government programs is subject to congressional appropriation.

Changes in defense procurement models may make it more difficult for us to successfully bid on projects as a prime contractor and limit sole-source opportunities available to us.

In recent years, the trend in combat system design and development appears to be evolving toward the technological integration of various battlefield components, including combat vehicles, command and control network communications, advanced technology artillery systems and robotics. If the U.S. military procurement approach continues to require this kind of overall battlefield combat system integration, we expect to be subject to increased competition from aerospace and defense companies which have significantly greater resources than we do. This trend could create a role for a prime contractor with broader capabilities that would be responsible for integrating various battlefield component systems and potentially eliminating or reducing the role of sole-source providers or prime contractors of component weapon systems.

We may lose money or generate less than expected profits on our fixed-price contracts.

Our customers set demanding specifications for product performance, reliability and cost. Some of our government contracts and subcontracts provide for a predetermined, fixed price for the products we make regardless of the costs we incur. Therefore, we must absorb cost overruns, notwithstanding the difficulty of estimating all of the costs we will incur in performing these contracts and in projecting the ultimate level of sales that we may achieve. Our failure to anticipate technical problems, estimate costs accurately, integrate technical processes effectively or control costs during performance of a fixed-price contract may reduce the profitability of a fixed-price contract or cause a loss. While we believe that we have recorded adequate provisions in our financial statements for losses on our fixed-price contracts as required under GAAP, we cannot assure that our contract loss provisions will be adequate to cover all actual future losses. Therefore, we may incur losses on fixed-price contracts that we had expected to be profitable, or such contracts may be less profitable than expected.

The market for our products may be affected by our ability to adapt to technological change.

The rapid change of technology is a key feature of all of the markets in which our businesses operate. To succeed in the future, we will need to design, develop, manufacture, assemble, test, market, and support new products and enhancements to our existing products in a timely and cost-effective manner. Historically, our technology has been developed through internal research and development expenditures, as well as customer-sponsored research and development programs. There is no guarantee that we will continue to maintain, or benefit from, comparable levels of research and development in the future. In addition, our competitors may develop technologies and products that are more effective than those we develop or that render our technology and products obsolete or noncompetitive. Furthermore, our products could become unmarketable if new industry standards emerge. We cannot assure that our existing products will not require significant modifications in the future to remain competitive or that new products we introduce will be accepted by our customers, nor can we assure that we will successfully identify new opportunities and continue to have the needed financial resources to develop new products in a timely or cost-effective manner.

Our business is subject to government contracting regulations, and our failure to comply with such laws and regulations could harm our operating results and prospects.

We estimate that approximately 30% of our sales in fiscal 2011 were attributable to contracts in which we were either the prime contractor to, or a subcontractor to a prime contractor to, the U.S. government. As a contractor and subcontractor to the U.S. government, we must comply with laws and regulations relating to the formation, administration and performance of federal government contracts that affect how we do business with our customers and may impose added costs to our business. For example, these regulations and laws include provisions that contracts we have been awarded are subject to:

- Protest or challenge by unsuccessful bidders; and
- Unilateral termination, reduction or modification in the event of changes in government requirements.

The accuracy and appropriateness of certain costs and expenses used to substantiate our direct and indirect costs for the U.S. government under both cost-plus and fixed-price contracts are subject to extensive regulation and audit by the Defense Contract Audit Agency, an arm of the U.S. Department of Defense. Responding to governmental audits, inquiries or investigations may involve significant expense and divert management attention. Our failure to comply with these or other laws and regulations could result in contract termination, suspension or debarment from contracting with the federal government, civil fines and damages, and criminal prosecution and penalties, any of which could have a material adverse effect on our operating results.

A significant portion of our business depends on U.S. government contracts, which are often subject to competitive bidding, and a failure to compete effectively or accurately anticipate the success of future projects could adversely affect our business.

We obtain many of our U.S. government contracts through a competitive bidding process that subjects us to risks associated with:

- The frequent need to bid on programs in advance of the completion of their design, which may result in unforeseen technological difficulties and/or cost overruns;
- The substantial time and effort, including design, development and marketing activities, required to prepare bids and proposals for contracts that may not be awarded to us; and
- The design complexity and rapid rate of technological advancement of defense-related products.

In addition, in order to win the award of developmental programs, we must be able to align our research and development and product offerings with the government's changing concepts of national defense and defense systems. The government's termination of, or failure to fully fund, one or more of the contracts for our programs would have a negative impact on our operating results and financial condition. Furthermore, we serve as a subcontractor on several military programs that, in large part, involve the same risks as prime contracts.

Overall, we rely on key contracts with U.S. government entities for a significant portion of our sales and business. A substantial reduction in these contracts would materially adversely affect our operating results and financial position.

The airline industry is heavily regulated and if we fail to comply with applicable requirements, our results of operations could suffer.

Governmental agencies throughout the world, including the U.S. Federal Aviation Administration, or the FAA, prescribe standards and qualification requirements for aircraft components, including virtually all commercial airline and general aviation products, as well as regulations regarding the repair and overhaul of aircraft engines. Specific regulations vary from country to country, although compliance with FAA requirements generally satisfies regulatory requirements in other countries. We include, with the replacement parts that we sell to our customers, documentation certifying that each part complies with applicable regulatory requirements and meets applicable standards of airworthiness established by the FAA or the equivalent regulatory agencies in other countries. In order to sell our products, we and the products we manufacture must also be certified by our individual OEM customers. If any of the material authorizations or approvals qualifying us to supply our products is revoked or suspended, then the sale of the subject product would be prohibited by law, which would have an adverse effect on our business, financial condition and results of operations.

From time to time, the FAA or equivalent regulatory agencies in other countries propose new regulations or changes to existing regulations, which are usually more stringent than existing regulations. If these proposed regulations are adopted and enacted, we may incur significant additional costs to achieve compliance, which could have a material adverse effect on our business, financial condition and results of operations.

We depend on the continued contributions of our executive officers and other key management, each of whom would be difficult to replace.

Our future success depends to a significant degree upon the continued contributions of our senior management and our ability to attract and retain other highly qualified management personnel. We face competition for management from other companies and organizations. Therefore, we may not be able to retain our existing management personnel or fill new management positions or vacancies created by expansion or turnover at our existing compensation levels. Although we have entered into change of control agreements with some members of senior management, we do not have employment contracts with our key executives, nor have we purchased "key-person" insurance on the lives of any of our key officers or management personnel to reduce the impact to our company that the loss of any of them would cause. Specifically, the loss of any of our executive officers would disrupt our operations and divert the time and attention of our remaining officers. Additionally, failure to attract and retain highly qualified management personnel would damage our business prospects.

If we are unable to protect our intellectual property rights adequately, the value of our products could be diminished.

Our success is dependent in part on obtaining, maintaining and enforcing our proprietary rights and our ability to avoid infringing on the proprietary rights of others. While we take precautionary steps to protect our technological advantages and intellectual property and rely in part on patent, trademark, trade secret and copyright laws, we cannot assure that the precautionary steps we have taken will completely protect our intellectual property rights. Because patent applications in the United States are maintained in secrecy until either the patent application is published or a patent is issued, we may not be aware of third-party patents, patent applications and other intellectual property relevant to our products that may block our use of our intellectual property or may be used in third-party products that compete with our products and processes. In the event a competitor successfully challenges our products, processes, patents or licenses or claims that we have infringed upon their intellectual property, we could incur substantial litigation costs defending against such claims, be required to pay royalties, license fees or other damages or be barred from using the intellectual property at issue, any of which could have a material adverse effect on our business, operating results and financial condition.

In addition to our patent rights, we also rely on unpatented technology, trade secrets and confidential information. Others may independently develop substantially equivalent information and techniques or otherwise gain access to or disclose our technology. We may not be able to protect our rights in unpatented technology, trade secrets and confidential information effectively. We require each of our employees and consultants to execute a confidentiality agreement at the commencement of an employment or consulting relationship with us. However, these agreements may not provide effective protection of our information or, in the event of unauthorized use of disclosure, they may not provide adequate remedies.

Future asbestos claims could harm our business.

We are subject to potential liabilities relating to certain products we manufactured containing asbestos. To date, our insurance has covered claims against us relating to those products. Commencing November 1, 2003, insurance coverage for asbestos claims has been unavailable. However, we continue to have some insurance coverage for exposure to asbestos contained in our products prior to that date.

As a result of the end of the NASA Space Shuttle program, manufacturing of rocket engine insulation material containing asbestos ceased in July 2010. In December 2011, we dismantled our facility used to manufacture the asbestos-based insulation for the Space Shuttle program. We have an agreement with the customer for indemnification for certain losses we may incur as a result of asbestos claims relating to a product we previously manufactured, but we cannot assure that this indemnification agreement will fully protect us from losses arising from asbestos claims.

To the extent we are not insured or indemnified for losses from asbestos claims relating to our products, asbestos claims could adversely affect our operating results and our financial condition.

Environmental laws and regulations may subject us to significant liability.

Our business and our facilities are subject to a number of federal, state, local and foreign laws, regulations and ordinances governing, among other things, the use, manufacture, storage, handling and disposal of hazardous materials and certain waste products. Among these environmental laws are rules by which a current or previous owner or operator of land may be liable for the costs of investigation, removal or remediation of hazardous materials at such property. In addition, these laws typically impose liability regardless of whether the owner or operator knew of, or was responsible for, the presence of any hazardous materials. Persons who arrange for the disposal or treatment of hazardous materials may be liable for the costs of investigation, removal or remediation of such substances at the disposal or treatment site, regardless of whether the affected site is owned or operated by them.

The California Attorney General's office filed a complaint against Kirkhill-TA, a subsidiary included in our Advanced Materials segment, with the Superior Court of California, Orange County, on behalf of California and the Santa Ana Regional Water Quality Control Board (Board) regarding discharge of industrial waste water from its Brea, California, facility into Fullerton Creek and Craig Lake. The Company reached a settlement with the Board of $1.9 million, including legal costs, in 2011. The full amount is recorded on the balance sheet as an accrued liability.

Because we own and operate a number of facilities that use, manufacture, store, handle or arrange for the disposal of various hazardous materials, we may incur costs for investigation, removal and remediation, as well as capital costs, associated with compliance with environmental laws. At the time of our asset acquisition of the Electronic Warfare Passive Expendables Division of BAE Systems North America (BAE), certain environmental remedial activities were required under a Part B Permit issued to the infrared decoy flare facility by the Arkansas Department of Environmental Quality under the Federal Resource Conservation and Recovery Act. The Part B Permit was transferred to our subsidiary, Armtec, along with the remedial obligations. Under the terms of the asset purchase agreement, BAE Systems agreed to perform and pay for these remedial obligations at the infrared decoy flare facility up to a maximum amount of $25.0 million. BAE is currently conducting monitoring activities as required under the asset purchase agreement. Although environmental costs have not been material in the past, we cannot assure that these matters, or any similar liabilities that arise in the future, will not exceed our resources, nor can we completely eliminate the risk of accidental contamination or injury from these materials.

An accident at our combustible ordnance or flare countermeasure operations could harm our business.

We are subject to potential liabilities in the event of an accident at our combustible ordnance and flare countermeasure operations. Our products are highly flammable during certain phases of the manufacturing process. Accordingly, our facilities are designed to isolate these operations from direct contact with employees. Our overall safety infrastructure is compliant with regulatory guidelines. In addition, we utilize hazard detection and intervention systems. Our employees receive safety training and participate in internal safety demonstrations. We continuously track safety effectiveness in relation to the U.S. Bureau of Labor Statistics, OSHA, and the HSE to help ensure performance is within industry standards. In addition, we perform on-going process safety hazards analysis, which is conducted by trained safety teams to identify risk areas that arise. We monitor progress through review of safety action reports that are produced as part of our operations. Although we believe our safety programs are robust and our compliance with our programs is high, it is possible for an accident to occur. For example, an explosion occurred in 2006 at our Wallop facility (causing a fatality, several minor injuries, and extensive damage to the facility). We are insured in excess of our deductible on losses from property, loss of business, and for personal liability claims from an accident. We may not be able to maintain insurance coverage in the future at an acceptable cost. Significant losses not covered by insurance could have a material adverse effect on our business, financial condition, and results of operations.

We may be required to defend lawsuits or pay damages in connection with the alleged or actual harm caused by our products.

We face an inherent business risk of exposure to product liability claims in the event that the use of our products is alleged to have resulted in harm to others or to property. For example, our operations expose us to potential liabilities for personal injury or death as a result of the failure of an aircraft component that has been designed, manufactured or serviced by us. We may incur significant liability if product liability lawsuits against us are successful. While we believe our current general liability and product liability insurance is adequate to protect us from future product liability claims, we cannot assure that coverage will be adequate to cover all claims that may arise. Additionally, we may not be able to maintain insurance coverage in the future at an acceptable cost. Significant losses not covered by insurance or for which third-party indemnification is not available could have a material adverse effect on our business, financial condition and results of operations.

Item 2. Properties

The following table summarizes our properties that are greater than 100,000 square feet or related to a principal operation, including identification of the business segment, as of October 28, 2011:

Location	Type of Facility	Business Segment	Approximate Square Footage	Owned or Leased
Brea, CA	Office & Plant	Advanced Materials	329,000	Owned
Montréal, Canada	Office & Plant	Avionics & Controls	269,000	Owned
East Camden, AR	Office & Plant	Advanced Materials	262,000	Leased
Stillington, U.K.	Office & Plant	Advanced Materials	218,000	Owned
Everett, WA	Office & Plant	Avionics & Controls	216,000	Leased
Champagné, France	Office & Plant	Sensors & Systems	171,000	Owned
Coeur d'Alene, ID	Office & Plant	Avionics & Controls	140,000	Leased
Coachella, CA	Office & Plant	Advanced Materials	126,000	Owned
Marolles, France	Office & Plant	Sensors & Systems	124,000	Owned
Buena Park, CA	Office & Plant	Sensors & Systems	110,000	Owned*
Bourges, France	Office & Plant	Sensors & Systems	109,000	Owned
Wenatchee, WA	Office & Plant	Sensors & Systems	104,000	Leased
Farnborough, U.K.	Office & Plant	Sensors & Systems	103,000	Leased
Hampshire, U.K.	Office & Plant	Advanced Materials	103,000	Owned
Kent, WA	Office & Plant	Advanced Materials	103,000	Owned
Milan, TN	Office & Plant	Advanced Materials	96,000	Leased
Sylmar, CA	Office & Plant	Avionics & Controls	96,000	Leased
Valencia, CA	Office & Plant	Advanced Materials	88,000	Owned
Kanata, Canada	Office & Plant	Avionics & Controls	81,000	Leased
Gloucester, U.K.	Office & Plant	Advanced Materials	59,000	Leased

* The building is located on a parcel of land covering 16.1 acres that is leased by the Company.

In total, we own approximately 2,100,000 square feet and lease approximately 2,100,000 square feet of manufacturing facilities and properties.

Item 3. Legal Proceedings

From time to time we are involved in legal proceedings arising in the ordinary course of our business. We believe we have adequately reserved for these liabilities and that there is no litigation pending that could have a material adverse effect on our results of operations and financial condition.

Item 4. Submission of Matters to a Vote of Security Holders

No matter was submitted to a vote of security holders during the fourth quarter of the fiscal year ended October 28, 2011.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Price of Esterline Common Stock
In Dollars

For Fiscal Years	2011		2010	
	High	Low	High	Low
Quarter				
First	$ 73.49	$ 56.61	$ 44.27	$ 36.75
Second	73.46	64.93	57.86	37.69
Third	82.28	69.54	57.55	44.65
Fourth	78.04	47.48	60.99	43.58

Principal Market – New York Stock Exchange

At the end of fiscal 2011, there were approximately 369 holders of record of the Company's common stock. On December 19, 2011, there were 359 holders of record of our common stock.

No cash dividends were paid during fiscal 2011 and 2010. We are restricted from paying dividends under our current secured credit facility, and we do not anticipate paying any dividends in the foreseeable future.

The following graph shows the performance of the Company's common stock compared to the S&P 500 Index, the S&P MidCap 400 Index, and the S&P 400 Aerospace & Defense Index for a $100 investment made on October 27, 2006.


Comparison of Cumulative Five Year Total Return
$250
$200
$150
$100
$50
$0
Oct '06
Oct '07
Oct '08
Oct '09
Oct '10
Oct '11
Esterline Technologies
S&P 500 Index
S&P MidCap 400 Index
S&P 400 Aerospace & Defense

Item 6. Selected Financial Data

Selected Financial Data
In Thousands, Except Per Share Amounts

For Fiscal Years	2011	2010	2009	2008	2007
Operating Results[1]					
Net sales	$ 1,717,985	$ 1,526,601	$ 1,407,459	$ 1,462,196	$ 1,188,745
Cost of sales	1,128,265	1,010,390	954,161	981,934	824,326
Selling, general and administrative	304,154	258,290	235,483	234,451	195,641
Research, development and engineering	94,505	69,753	64,456	85,097	65,438
Other (income) expense	(6,853)	(8)	7,970	86	24
Insurance recovery	0	0	0	0	(37,467)
Interest income	(1,615)	(960)	(1,634)	(4,373)	(3,085)
Interest expense	40,216	33,181	28,689	29,922	35,298
Loss on extinguishment of debt	831	1,206	0	0	1,100
Gain on derivative financial instrument	0	0	0	(1,850)	0
Income from continuing operations before income taxes	158,482	154,749	118,334	136,929	107,470
Income tax expense	24,938	24,504	12,549	25,288	21,403
Income from continuing operations including noncontrolling interests	133,544	130,245	105,785	111,641	86,067
Income (loss) from discontinued operations attributable to Esterline, net of tax	(47)	11,881	14,230	9,275	6,370
Net earnings attributable to Esterline	133,040	141,920	119,798	120,533	92,284
Earnings per share attributable to Esterline – diluted:					
Continuing operations	$ 4.27	$ 4.27	$ 3.52	$ 3.72	$ 3.27
Discontinued operations	0.00	0.39	0.48	0.31	0.25
Earnings per share attributable to Esterline – diluted	4.27	4.66	4.00	4.03	3.52

[1] Operating results reflect the segregation of continuing operations from discontinued operations. See Note 2 to the Consolidated Financial Statements. Operating results include the acquisitions of Souriau in July 2011, Eclipse in December 2010, Racal Acoustics in January 2009, NMC in December 2008, and CMC Electronics, Inc. (CMC) in March 2007. See Note 15 to the Consolidated Financial Statements.

Selected Financial Data
In Thousands, Except Per Share Amounts

For Fiscal Years	2011	2010	2009	2008	2007
Financial Structure					
Total assets	$ 3,378,586	$ 2,587,738	$ 2,314,247	$ 1,922,102	$ 2,039,059
Credit facilities	360,000	0	0	0	0
Long-term debt, net	660,028	598,972	520,158	388,248	455,002
Total Esterline shareholders' equity	1,562,835	1,412,796	1,253,021	1,026,341	1,121,826
Weighted average shares outstanding – diluted	31,154	30,477	29,951	29,908	26,252
Other Selected Data					
Cash flows provided (used) by operating activities	$ 192,429	$ 179,801	$ 156,669	$ 118,893	$ 121,724
Cash flows provided (used) by investing activities	(869,021)	(20,719)	(250,357)	(30,139)	(382,340)
Cash flows provided (used) by financing activities	436,420	84,260	103,515	(63,278)	361,914
Net increase (decrease) in cash	(237,085)	245,326	16,149	13,576	104,431
EBITDA from continuing operations [2]	280,926	257,815	214,553	223,443	192,974
Capital expenditures [3]	49,507	45,417	58,694	38,785	29,145
Interest expense	40,216	33,181	28,689	29,922	35,298
Depreciation and amortization from continuing operations	83,012	69,639	69,164	62,815	52,191

[2] EBITDA from continuing operations is a measurement not calculated in accordance with GAAP. We define EBITDA from continuing operations as operating earnings from continuing operations plus depreciation and amortization (excluding amortization of debt issuance costs). We do not intend EBITDA from continuing operations to represent cash flows from continuing operations or any other items calculated in accordance with GAAP, or as an indicator of Esterline's operating performance. Our definition of EBITDA from continuing operations may not be comparable with EBITDA from continuing operations as defined by other companies. We believe EBITDA is commonly used by financial analysts and others in the aerospace and defense industries and thus provides useful information to investors. Our management and certain financial creditors use EBITDA as one measure of our leverage capacity and debt servicing ability, and is shown here with respect to Esterline for comparative purposes. EBITDA is not necessarily indicative of amounts that may be available for discretionary uses by us. The following table reconciles operating earnings from continuing operations to EBITDA from continuing operations.

[3] Excludes capital expenditures accounted for as a capitalized lease obligation of $8,139, $28,202, and $7,981 in fiscal 2010, 2009, and 2008, respectively.

In Thousands

For Fiscal Years	2011	2010	2009	2008	2007
Operating earnings from continuing operations	$ 197,914	$ 188,176	$ 145,389	$ 160,628	$ 140,783
Depreciation and amortization from continuing operations	83,012	69,639	69,164	62,815	52,191
EBITDA from continuing operations	$ 280,926	$ 257,815	$ 214,553	$ 223,443	$ 192,974

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Continuing Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements related notes in Item 8 of this report. This discussion and analysis contains forward-looking statements and estimates that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including, but not limited to, those discussed in the "Forward-Looking Statements" section in Item 1 of this report and the "Risk Factors" section in Item 1A of this report.

OVERVIEW

We operate our businesses in three segments: Avionics & Controls, Sensors & Systems and Advanced Materials. Our segments are structured around our technical capabilities.

The Avionics & Controls segment includes avionics systems, control systems, interface technologies and communication systems capabilities. Avionics systems designs and develops cockpit systems integration and avionics solutions for commercial and military applications. Control systems designs and manufactures technology interface systems for military and commercial aircraft and land- and sea-based military vehicles. Interface technologies manufactures and develops custom control panels and input systems for medical, industrial, military and casino gaming industries. Communication systems designs and manufactures military audio and data products for severe battlefield environments, embedded communication intercept receivers for signal intelligence applications, as well as communication control systems to enhance security and aural clarity in military applications.

The Sensors & Systems segment includes power systems, connection technologies and advanced sensors capabilities. Power systems develops and manufactures electrical power switching and other related systems, principally for aerospace and defense customers. Connection technologies develops and manufactures highly engineered connectors for harsh environments and serves the aerospace, defense & space, power generation, rail and industrial equipment markets. Advanced sensors develops and manufactures high precision temperature and pressure sensors for aerospace and defense customers.

The Advanced Materials segment includes engineered materials and defense technologies capabilities. Engineered materials develops and manufactures thermally engineered components and high-performance elastomer products used in a wide range of commercial aerospace and military applications. Defense technologies develops and manufactures combustible ordnance components and warfare countermeasure devices for military customers. Sales in all segments include domestic, international, defense and commercial customers.

Our current business and strategic plan focuses on the continued development of our products principally for aerospace and defense markets. We are concentrating our efforts to expand our capabilities in these markets and to anticipate the global needs of our customers and respond to such needs with comprehensive solutions. These efforts focus on continuous research and new product development, acquisitions and strategic realignments of operations to expand our capabilities as a more comprehensive supplier to our customers across our entire product offering.

On July 26, 2011, the Company acquired the Souriau Group (Souriau). Souriau is a leading global supplier of highly engineered connection technologies for harsh environments. Souriau is included in our Sensors & Systems segment.

On December 30, 2010, the Company acquired Eclipse Electronic Systems, Inc. (Eclipse). Eclipse is a designer and manufacturer of embedded communication intercept receivers for signal intelligence applications. Eclipse is included in our Avionics & Controls segment.

On September 8, 2010, we sold Pressure Systems, Inc. (PSI), which was included in the Sensors & Systems segment. The results of PSI are accounted for as discontinued operations in the consolidated statement of operations. On November 3, 2008, we sold Muirhead Aerospace (Muirhead) and Traxsys Input Products Limited (Traxsys). Muirhead and Traxsys were included in the Sensors & Systems segment. The results of Muirhead and Traxsys are accounted for as discontinued operations in the consolidated statement of operations.

During the fourth fiscal quarter of 2011, income from continuing operations was $19.4 million or $0.62 per diluted share compared with $49.3 million or $1.60 per diluted share in the prior-year period. The decrease in income from continuing operations reflected reduced operating earnings from Avionics & Controls and Sensors & Systems, increased operating earnings from Advanced Materials and the effect of Souriau acquisition-related expenses. The decrease in operating earnings of Avionics & Controls reflected lower sales and earnings of avionics systems and communication systems due to reduced requirements from defense customers, as well as the timing of receiving orders and increased research, engineering and development expense. The decrease at Sensors & Systems reflected an operating loss at Souriau of $21.6 million due primarily to the purchase accounting requirement to recognize the fair value of acquired inventory as expense over the first inventory turn. The increase at Advanced Materials reflected strong earnings from our engineered materials operations and a gain on sale of a facility, partially offset by decreased earnings of our defense technologies operations due to lower demand from countermeasures. Income from continuing operations was also impacted by higher interest expense and benefited from a lower income tax rate of 11.8% compared to 17.4% in the prior-year period. The decrease in the income tax rate mainly reflected income tax benefits associated with the acquisition of Souriau and lower earnings in the fourth fiscal quarter of 2011.

During fiscal 2011, income from continuing operations was $133.1 million or $4.27 per diluted share compared with $130.0 million or $4.27 per diluted share during fiscal 2010, reflecting improved sales and earnings from Avionics & Controls and Advanced Materials and weaker results from Sensors & Systems. Sales and operating earnings were strong the first half of the year compared to the prior-year period and weaker in the second half of the year, principally reflecting reduced sales and earnings from our defense focused business operations and the operating loss of Souriau due to the inventory fair value adjustment noted above. Avionics & Controls reflected strong sales and earnings of avionics systems and control systems and weaker sales and earnings of communication systems and interface technologies. Sensors & Systems reflected improved sales and earnings of power systems and advanced sensors, partially offset by the operating loss of Souriau. Advanced Materials results reflected strong sales and earnings from engineered materials and weak performance from defense technologies, primarily due to decreased demand for countermeasures.

The income tax rate for fiscal 2011 was 15.7% compared with 15.8% for fiscal 2010.

Net income in fiscal 2011 was $133.0 million or $4.27 per diluted share, compared with net income of $141.9 million or $4.66 per diluted share in fiscal 2010. Fiscal 2010 included income from discontinued operations of $0.39 per diluted share in fiscal 2010, reflecting the gain on the sale of PSI in September 2010.

Results of Continuing Operations

Fiscal 2011 Compared with Fiscal 2010

Sales for fiscal 2011 increased 12.5% over the prior year. Sales by segment were as follows:

Dollars In Thousands	Increase (Decrease) From Prior Year	2011	2010
Avionics & Controls	6.6%	$ 841,939	$ 790,016
Sensors & Systems	38.9%	414,609	298,559
Advanced Materials	5.3%	461,437	438,026
Total		$ 1,717,985	$ 1,526,601

The $51.9 million or 6.6% increase in Avionics & Controls mainly reflected increased sales volumes of avionics systems of $25 million, control systems of $25 million, and communication systems of $6 million, mostly offset by decreased sales volumes of interface technologies systems. The increase in avionics systems principally reflected strong sales volumes of avionics products of $18.2 million. The increase in control systems reflected strong OEM and after-market sales and a $4.4 million retroactive price settlement due to product scope changes. The first six months of fiscal 2011 benefited from higher demand for after-market spares due to restocking of depleted inventory by our customers. During the second six months, demand levels for spares declined and more closely reflected the underlying activity of the flying fleet. Our after-market spares sales volume level for fiscal 2012 is forecasted to continue this trend. The increased sales of communication systems principally reflected $37.6 million in incremental sales from the Eclipse acquisition completed in the first fiscal quarter of 2011, partially offset by decreased sales of hearing protection headset devices due to uncertainty over the U.S. and U.K. military budgets. Avionics & Controls segment sales are expected to increase modestly to about $850 million in fiscal 2012, reflecting a strong commercial aerospace market, improved requirements for headsets and embedded communication intercept receivers for signal intelligence applications, higher requirements for input devices for medical applications, and partially offset by lower sales of avionics systems due to delayed orders for retrofits of military transport aircraft.

The $116.1 million or 38.9% increase in Sensors & Systems mainly reflected incremental sales from the Souriau acquisition in the third quarter of fiscal 2011 of $78 million and increased sales volumes of advanced sensors of $16 million and power systems of $22 million. The increase in advanced sensors sales mainly reflected strong aftermarket demand for temperature and pressure sensors. The increase in power systems mainly reflected higher OEM and retrofit sales for commercial aviation. In the fourth fiscal quarter of 2011, Souriau's sales were impacted by lower demand for industrial applications, which is expected to continue in the first fiscal quarter of 2012 and improve over the remaining three fiscal quarters of 2012 as sales for defense, nuclear, and other industrial applications increase. Segment sales in the second, third and fourth quarters of fiscal 2011 reflected a stronger pound sterling and euro compared to the U.S. dollar compared to the prior-year period, while sales in the first quarter of fiscal 2011 reflected a weaker pound sterling and euro relative to the U.S. dollar relative to the prior-year period. Sensors & Systems sales in fiscal 2012 are expected to be nearly $730 million in fiscal 2012, reflecting a full year of Souriau's sales.

The $23.4 million or 5.3% increase in sales of Advanced Materials principally reflected a $33 million decrease in sales volumes of defense technologies and a $54 million increase in sales of engineered materials. The decrease in sales of defense technologies mainly reflected lower sales volumes of countermeasures, principally due to lower requirements from our non-U.S. customers. The increase in sales of engineered materials reflected strong demand for elastomer and insulation materials for commercial aerospace applications. Advanced Materials segment sales are expected to be nearly $480 million in fiscal 2012, reflecting strong commercial aerospace and energy markets and improved demand for non-U.S. flare countermeasures.

Foreign sales, including export sales by domestic operations, totaled $971.0 million and $860.0 million, and accounted for 56.5% and 56.3% of our sales in fiscal 2011 and 2010, respectively.

Overall, gross margin as a percentage of sales was 34.3% and 33.8% in fiscal 2011 and 2010, respectively. Gross profit was $589.7 million and $516.2 million in fiscal 2011 and 2010, respectively.

Avionics & Controls segment gross margin was 38.8% and 35.7% for fiscal 2011 and 2010, respectively. Segment gross profit was $326.5 million compared to $282.4 million in the prior-year period. About 70% of the net $44 million increase in segment gross profit was due to strong sales volume and improved gross margin on avionics systems. This reflects increased sales volumes of aviation products and higher gross margin on cockpit integration sales. Nearly 35% of the increase in segment gross profit reflected robust sales of control systems due to strong aftermarket demand and the $4.4 million retroactive price increase referenced above. Control systems gross profit was impacted by a $2.0 million charge in the fourth fiscal quarter of 2011 for engineering costs not probable of recovery from the customer. Eclipse's gross profit was impacted by purchase accounting requirements resulting in a $5.4 million inventory fair value adjustment and recognizing the adjustment as expense over the first inventory turn; approximately $2.0 million was recorded as an expense in the fourth fiscal quarter of 2011. Interface technologies gross profit decreased by approximately $3.5 million, principally due to lower demand and gross margin for interface devices for casino gaming applications.

Sensors & Systems segment gross margin was 28.3% and 34.6% for fiscal 2011 and 2010, respectively. Segment gross profit was $117.4 million and $103.2 million for fiscal 2011 and 2010, respectively. Connection technologies reported only minimal gross profit, net of a $27.9 million inventory fair value adjustment, principally recognized in the fourth fiscal quarter of 2011. An additional $12.6 million in fair value adjustments will be recognized in the first fiscal quarter of 2012. Approximately 55% of the increase in segment gross profit was due to increased sales volumes of pressure sensors for OEM and aftermarket requirements. About 45% of the increase in segment gross profit was due to improved gross margin on power systems reflecting increased retrofit and OEM sales.

Advanced Materials segment gross margin was 31.6% and 29.8% for fiscal 2011 and 2010, respectively. Segment gross profit was $145.8 million and $130.6 million for fiscal 2011 and 2010, respectively. A $26 million increase in engineered materials gross profit was partially offset by a decrease in gross profit at our defense technologies operations. The increase in engineered materials gross profit was principally due to increased sales volumes of elastomer and insulation material for commercial aerospace applications. The decrease in gross profit of defense technologies mainly reflected lower sales volumes of countermeasures.

Selling, general and administrative expenses (which include corporate expenses) increased to $304.2 million in fiscal 2011 compared with $258.3 million in fiscal 2010. The $45.9 million increase reflected an increase of $9 million of corporate expense, $14 million at our Avionics & Controls segment, and $23 million at our Sensors & Systems segment. The $9 million increase at corporate primarily reflects Souriau acquisition-related expenses; approximately $1.4 million was incurred in the fourth fiscal quarter of 2011. The $14 million increase at Avionics & Controls reflects $8 million in incremental selling, general and administrative expenses related to the Eclipse acquisition. The $23 million increase at Sensors & Systems reflects $20 million in incremental selling, general and administrative expenses related to the Souriau acquisition. Selling, general and administrative expenses at Advanced Materials increased slightly compared to the prior-year period reflecting $1.9 million for an estimated liability for an environmental issue, $2.0 million in severance at our defense technologies operations and a $1.3 million expense principally related to the write-off of accounts receivable. These increases were principally offset by a $3.2 million gain on a sale of a facility and an insurance recovery in fiscal 2010.

Research, development and related engineering spending increased to $94.5 million, or 5.5% of sales, in fiscal 2011 compared with $69.8 million, or 4.6% of sales, in fiscal 2010. The $24.8 million increase in research, development and related engineering expense principally reflects $14 million in higher spending on avionics systems, $4 million on control systems and $4 million on communication systems.

In fiscal 2011 we benefited from $6.3 million in foreign currency exchange gains associated with funding the acquisition of Souriau.

Segment earnings (operating earnings excluding corporate expenses and other income or expense) for the fourth quarter of fiscal 2011 were $45.1 million or 9.0% of sales, compared with $83.2 million or 19.3% of sales, for the prior-year period. The $38.1 million decrease in earnings mainly reflected the operating loss of Souriau of $21.6 million, principally due to the fair value inventory adjustment noted above and partially offset by incremental earnings of Eclipse of $2.3 million. The decrease also reflected weaker operating earnings at our avionics systems and communications headset operations totaling $15 million and defense technologies countermeasure operations totaling $8 million, partially offset by stronger operating results at our engineered materials operations of $11 million. Avionics systems earnings in the fourth quarter were impacted by higher research and development expense and lower shipments of the integrated cockpit for the T-6B military trainer compared to the same periods last year. The decrease at communication systems and defense technologies was due to lower demand for headsets and flare countermeasures, respectively, which reflect slower than expected order releases from our defense customers. Engineered materials operations benefited from strong demand for elastomer and insulation materials for commercial aerospace. The decrease in segment earnings also reflected a $2.0 million write-off of engineering costs at controls systems, a $1.1 million inventory and accounts receivable write-off at advanced sensors, a $2.0 million write-off of accounts receivable and inventory at defense technologies, and a $0.6 million late delivery penalty at engineering materials, partially offset by a $3.2 million gain on the sale of an engineered material facility.

Segment earnings for fiscal 2011 were $240.0 million, or 14.0% of sales, compared with $228.6 million, or 15.0% of sales, for fiscal 2010. Avionics & Controls segment earnings were $135.2 million or 16.1% of sales in fiscal 2011 compared with $125.9 million or 15.9% of sales in fiscal 2010, mainly reflecting a $12 million increase in avionics systems, a $9 million increase in control systems, a $10.0 million decrease in communication systems, and a $2 million decrease in interface technologies. Avionics systems benefited from strong gross profit, partially offset by a $14 million increase in research, development and engineering expense and a $5.0 million increase in selling, general and administrative expenses, reflecting increased bid and proposal expense and incentive compensation. Control systems benefited from increased gross profit, partially offset by a $4 million increase in research, engineering and development, net of a $1.1 million recovery of non-recurring engineering expense upon settlement with the customer. The decrease in communication systems earnings mainly reflected decreased gross profit from lower sales of certain communication systems for audio and data products for severe battlefield environments, resulting in a $14 million decrease in communication systems earnings, partially offset by incremental income from the Eclipse acquisition. We expect that segment operating earnings will be about 16% of sales on sales of $850 million for fiscal 2012, reflecting a strong commercial aerospace market and improved sales and profits from sales of headset devices and embedded communication intercept receivers for signal intelligence applications.

Sensors & Systems segment earnings were $22.5 million or 5.4% of sales in fiscal 2011 compared with $33.9 million or 11.4% of sales in fiscal 2010, principally reflecting a $6.6 million increase in advanced sensors and a $4.5 million increase in power systems, both operations benefiting from increased gross profit. Souriau incurred an operating loss of $22.4 million, principally reflecting the inventory fair value adjustment referenced above. As noted above, Souriau's operating results will be impacted by a $12.6 million fair value inventory adjustment in the first fiscal quarter of 2012. We expect that segment earnings will be nearly 10% of sales on sales of $730.0 million, reflecting a strong commercial aerospace market, stronger demand for connectors for industrial applications in the second half of the fiscal year and fully recognizing the fair value inventory adjustment related to the Souriau acquisition in the first fiscal quarter of 2012.

Advanced Materials segment earnings were $82.3 million or 17.8% of sales in fiscal 2011 compared with $68.8 million or 15.7% of sales in fiscal 2010, primarily reflecting increased earnings from sales of engineered materials, partially offset by a $15 million decrease in defense technologies. The increase in engineered materials principally reflected the increase in gross profit, a $3.2 million gain on sale of a facility, partially offset by a $1.9 million increase in an estimated liability for an environmental issue. Defense technologies principally reflected a $19 million decrease in earnings for countermeasures operations and increased earnings of combustible ordnance. The decrease in earnings for countermeasures mainly reflected the decrease in gross profit and certain charges in the fourth fiscal quarter of 2011 totaling $2.0 million, consisting principally of a write-off of an accounts receivable of $0.8 million and $0.5 million in inventory. Also, $2.0 million in severance was recorded in the third fiscal quarter of 2011. We expect that segment earnings will be nearly 18% of sales on sales of about $480 million, reflecting a strong commercial aerospace market and improved sales and profitability from sales of international flare countermeasures.

Interest expense increased to $40.2 million during fiscal 2011 compared with $33.2 million in the prior year, reflecting higher borrowings.

The income tax rate for fiscal 2011 was 15.7% compared with 15.8% in fiscal 2010. The tax rate was lower than the statutory rate, as both years benefited from various tax credits and certain foreign interest expense deductions. During fiscal 2011, we recognized $11.4 million of discrete income tax benefits as a result of the following items: $3.1 million of income tax benefits due to the retroactive extension of the U.S. federal research and experimentation credits and the release of a valuation allowance related to a net operating loss of an acquired subsidiary; $5.6 million of income tax benefits associated with net operating losses of an acquired subsidiary as a result of concluding a tax examination; $3.5 million of net reduction of deferred income tax liabilities as a result of enactment of income tax laws reducing the U.K. statutory income tax rate; and $0.8 million of income tax expense as a result of reconciling the prior-year's income tax returns to the prior year's provision for income tax. We expect the income tax rate to be approximately 20% in fiscal 2012.

In fiscal 2010, we recognized $11.0 million in net discrete tax benefits. The $11.0 million discrete tax benefits were the result of four events. The first event was a $7.6 million benefit as a result of the release of tax reserves for uncertain tax positions mainly associated with losses on the disposition of assets. This release of tax reserves resulted from the expiration of a statute of limitations. The second event was a $1.7 million net reduction in deferred income tax liabilities, which was the result of the enactment of tax laws reducing the U.K. statutory income tax rate. The third event was a $0.8 million tax expense related to tax liabilities associated with an examination of the U.S. federal and state income tax returns. The fourth event was a $2.5 million reduction of valuation allowances related to acquired net operating losses and foreign tax credits that were generated in prior years.

The income tax rate differed from the statutory rate in fiscal 2011 and 2010, as both years benefited from various tax credits and certain foreign interest expense deductions.

It is reasonably possible that within the next 12 months approximately $0.8 million of tax benefits associated with research and experimentation tax credits, capital and operating losses that are currently unrecognized could be recognized as a result of settlement of examinations and/or the expiration of a statute of limitations.

To the extent that sales are transacted in a currency other than the functional currency of the operating unit, we are subject to foreign currency fluctuation risk.

We use forward contracts to hedge our foreign currency exchange risk. To the extent that these hedges qualify under U.S. GAAP, the amount of gain or loss is deferred in Accumulated Other Comprehensive Income (AOCI) until the related sale occurs. Also, we are subject to foreign currency gains or losses from embedded derivatives on backlog denominated in a currency other than the functional currency of our operating companies or its customers. Gains and losses on forward contracts, embedded derivatives, and revaluation of assets and liabilities denominated in currency other than the functional currency of the Company for fiscal 2011 and 2010 are as follows:

(In thousands)

		2011		2010
Forward foreign currency contracts – loss	$	(941)	$	(139)
Forward foreign currency contracts – reclassified from AOCI		10,092		11,042
Embedded derivatives – gain (loss)		906		(1,476)
Revaluation of monetary assets/liabilities – gain (loss)		4,174		(3,282)
Total	$	14,231	$	6,145

New orders for fiscal 2011 were $1.9 billion compared with $1.6 billion for fiscal 2010. Orders increased across all of our segments, principally reflecting the acquired backlog of Eclipse and Souriau and partially offset by order declines for avionics systems, certain communication systems and defense technologies. Backlog at the end of fiscal 2011 was $1.3 billion compared with $1.1 billion at the end of the prior year. Approximately $352.8 million is scheduled to be delivered after fiscal 2012. Backlog is subject to cancellation until delivery.

Fiscal 2010 Compared with Fiscal 2009

Sales for fiscal 2010 increased 8.5% over the prior year. Sales by segment were as follows:

Dollars In Thousands	Increase (Decrease) From Prior Year	2010	2009
Avionics & Controls	17.4%	$ 790,016	$ 672,828
Sensors & Systems	(7.2)%	298,559	321,753
Advanced Materials	6.1%	438,026	412,878
Total		$ 1,526,601	$ 1,407,459

The 17.4% increase in Avionics & Controls reflected increased sales volumes of avionics systems of $71.9 million, interface technologies systems of $27.0 million, and communication systems of $22.2 million. The increase in avionics systems principally reflected strong cockpit integration sales volumes. The increase in interface technologies systems mainly reflected increased sales volumes of input devices for casino gaming and medical applications. The increased sales of communication systems principally reflected $16.9 million in incremental sales from the Racal Acoustics acquisition completed in the first fiscal quarter of 2009. These increases were partially offset by lower sales volumes of control systems of $4.1 million, principally cockpit controls for commercial and military applications.

The 7.2% decrease in Sensors & Systems mainly reflected decreased sales volumes of advanced sensors of $10.3 million and power systems of $12.9 million. The decrease in advanced sensors principally reflected lower OEM sales volumes of temperature and pressure sensors due to the downturn in commercial aviation and in particular business jets. Additionally, fiscal 2009 benefited from a $1.8 million retroactive price adjustment and settlement with certain customers. The decrease in power systems sales was due to the downturn in commercial aviation and was partially offset by a $3.7 million increase in retrofit sales for commercial aviation. Sales in the first six months of fiscal 2010 reflected a stronger pound sterling and euro relative to the U.S. dollar and a weaker pound sterling and euro relative to the U.S. dollar during the second six months of the fiscal year.

The 6.1% increase in sales of Advanced Materials principally reflected an increase in sales volumes of defense technologies and a decrease in sales of engineered materials. The increase in sales of defense technologies mainly reflected higher sales volumes of countermeasures of $36.5 million, principally related to low sales volume in the prior-year period due to the delays in the processing of and scheduling shipments of our international customers. The $10.9 million decrease in sales of engineered materials reflected lower demand for elastomer materials due to the downturn in commercial aviation and industrial commercial markets.

Foreign sales, including export sales by domestic operations, totaled $860.0 million and $788.8 million, and accounted for 56.3% and 56.0% of our sales in fiscal 2010 and 2009, respectively.

Overall, gross margin as a percentage of sales was 33.8% and 32.2% in fiscal 2010 and 2009, respectively. Gross profit was $516.2 million and $453.3 million in fiscal 2010 and 2009, respectively.

Avionics & Controls segment gross margin was 35.7% and 35.4% for fiscal 2010 and 2009, respectively. Segment gross profit was $282.4 million compared to $238.5 million in the prior-year period. About 60% of the increase in segment gross profit was due to strong sales of avionics systems, reflecting increased sales volumes of cockpit integration for the T-6B military trainer and a military transport cockpit retrofit program. The remaining 40% increase in segment gross profit reflected strong sales volumes of interface technologies systems and communication systems, partially offset by an $8.7 million decrease in control systems. The increase in interface technologies gross profit is due to higher sales volumes of input devices for casino gaming applications and higher sales volumes for medical applications. The increase in communication systems gross profit mainly reflects incremental gross profit from the acquisition of Racal Acoustics in the first fiscal quarter of 2009. The decrease in gross profit on control systems is mainly due to weaker gross margin of controls for commercial and military applications, as well as higher operating costs from our new control systems facility.

Sensors & Systems segment gross margin was 34.6% and 32.3% for fiscal 2010 and 2009, respectively. Segment gross profit was $103.2 million and $104.0 million for fiscal 2010 and 2009, respectively. The decline in gross profit is principally due to the effect of a decrease in advanced sensors sales volume in fiscal 2010, partially offset by an increase in gross margin. The increase in gross margin was mainly due to a $1.2 million inventory write-off in fiscal 2009. Power systems gross profit improved slightly due to retrofits for commercial aviation applications and strong cost control, partially offset by lower sales volumes.

Advanced Materials segment gross margin was 29.8% and 26.9% for fiscal 2010 and 2009, respectively. Segment gross profit was $130.6 million and $110.9 million for fiscal 2010 and 2009, respectively, principally reflecting an increase in defense technologies offset by a small decrease in engineered materials. The increased gross profit on defense technologies reflected a $23.5 million increase on countermeasures, partially offset by decreased gross profit on combustible ordnance. The increase in gross profit on countermeasures was principally due to sales volume with additional benefits from improved sales mix and efficiency from longer production runs. Fiscal 2009 countermeasures gross profit was impacted by delays in the processing of and scheduling shipments of our international customers. The decrease in gross profit on engineered materials principally reflected $2.3 million in costs associated with closing a facility.

Selling, general and administrative expenses (which include corporate expenses) increased to $258.3 million in fiscal 2010 compared with $235.5 million in fiscal 2009. The increase in selling, general and administrative expense principally reflected incremental selling, general and administrative expense from the acquisition of Racal Acoustics and NMC of $5.8 million, a $9.1 million increase in corporate expense mainly due to incentive compensation and professional fees, and the effect of exchange rates on operating expenses at our non-U.S. operations of $4.7 million. As a percentage of sales, selling, general and administrative expenses were 16.9% and 16.7% in fiscal 2010 and 2009, respectively.

Research, development and related engineering spending increased to $69.8 million, or 4.6% of sales, in fiscal 2010 compared with $64.5 million, or 4.6% of sales, in fiscal 2009. The increase in research, development and related engineering expense principally reflects $2.4 million in higher spending on communication systems and $2.1 million on control systems.

Segment earnings (which exclude corporate expenses and other income and expense) increased 23.8% during fiscal 2010 to $228.6 million compared to $184.7 million in the prior year. Segment earnings as a percent of sales were 15.0% and 13.1% in fiscal 2010 and 2009, respectively.

Avionics & Controls segment earnings were $125.9 million or 15.9% of sales in fiscal 2010 compared with $99.3 million or 14.8% of sales in fiscal 2009, principally reflecting a $20.3 million increase in avionics systems. Avionics systems benefited from strong gross profit, partially offset by a $4.7 million increase in selling, general and administrative expenses, principally due to the effects of foreign currency exchange rates. Segment earnings also benefited from increased earnings of interface technologies systems and communication systems of $15.3 million and were partially offset by a $9.0 million decrease in control systems. Interface technologies benefited from strong gross profit from sales of input devices for casino gaming and medical applications. The increase in communication systems earnings was due to incremental earnings from the Racal Acoustics acquisition of $1.5 million and improved gross margin. Control systems earnings were impacted by decreased gross profit and $4.1 million in increased development costs.

Sensors & Systems segment earnings were $33.9 million or 11.4% of sales in fiscal 2010 compared with $31.7 million or 9.9% of sales in fiscal 2009, mainly reflecting a $1.2 million decrease in advanced sensors gross profit, offset by decreased selling, general and administrative expenses, principally due to the $3.0 million impairment on a subsidiary trade name recorded in fiscal 2009.

Advanced Materials segment earnings were $68.8 million or 15.7% of sales in fiscal 2010 compared with $53.6 million or 13.0% of sales in fiscal 2009, primarily reflecting a $21.4 million increase in defense technologies, partially offset by decreased earnings from sales of engineered materials. Defense technologies principally reflected a $24.6 million increase in earnings for countermeasures operations and decreased earnings of combustible ordnance. The increase in countermeasures earnings reflected strong gross profit and a turnaround from a $6.0 million operating loss incurred in fiscal 2009. The decrease in combustible ordnance is due to decreased gross profit. The reduction in engineered materials earnings reflected $3.6 million in costs associated with closing a facility and a $1.8 million decrease in foreign currency exchange gains, principally on forward contracts which are marked to market each period.

Interest expense increased to $33.2 million during fiscal 2010 compared with $28.7 million in the prior year, reflecting increased senior debt and higher borrowings under capitalized lease obligations.

During the fourth quarter of fiscal 2010, we paid off $175.0 million in senior subordinated debt and incurred a loss of $1.2 million due to the extinguishment of debt.

On January 26, 2009, we acquired Racal Acoustics for £122.6 million or $171.3 million. Racal Acoustics develops and manufactures high technology ruggedized personal communication equipment for the defense market segment. The acquisition was funded with cash proceeds from the sale of U.K.-based Muirhead and Traxsys and our line of credit. To facilitate the acquisition of Racal Acoustics, we executed a $159.7 million U.S.-dollar denominated intercompany loan with a wholly-owned subsidiary, for which its functional currency is the pound sterling. Due to our holding of pounds sterling to fund the acquisition during a period of foreign exchange volatility, we incurred a $7.9 million foreign currency transaction loss in January 2009, which was recorded in other expense.

The income tax rate for fiscal 2010 was 15.8% compared with 10.6% in fiscal 2009. The tax rate was lower than the statutory rate, as both years benefited from various tax credits and certain foreign interest expense deductions. The tax rate for fiscal 2009 was significantly lower due to enhanced tax benefits associated with specific foreign exchange losses and higher R&D tax credits. In fiscal 2010, we recognized $11.0 million in net discrete tax benefits. The $11.0 million discrete tax benefits were the result of four events. The first event was a $7.6 million benefit as a result of the release of tax reserves for uncertain tax positions mainly associated with losses on disposition of assets. This release of tax reserves resulted from the expiration of a statute of limitations. The second event was a $1.7 million net reduction in deferred income tax liabilities, which was the result of the enactment of tax laws reducing the U.K. statutory income tax rate. The third event was a $0.8 million tax expense related to tax liabilities associated with an examination of the U.S. federal and state income tax returns. The fourth event was a $2.5 million reduction of valuation allowances related to net operating losses and foreign tax credits that were generated in prior years.

In fiscal 2009, we recognized $5.0 million in net discrete tax benefits. The $5.0 million discrete tax benefits were the result of five events. The first event was a $2.0 million tax benefit for the reduction of previously recorded withholding tax liabilities as a result of the enactment of a U.S.-Canadian tax treaty. The second event was a $0.6 million expense resulting from the reversal of previously recorded tax benefits associated with the implementation of CMC's SADI program. The third event was a $1.5 million tax benefit associated with the reconciliation of the prior year's U.S. income tax return to the U.S. income tax provision. The fourth event was an adjustment that resulted in a reclassification of $3.4 million of tax benefits from discontinued operations to continued operations offset by a $1.0 million tax expense to establish a valuation allowance for U.S. foreign tax credits that are not expected to result in a current or future reduction in U.S. income taxes. The fifth event was a $0.3 million tax expense associated with the reconciliation of the prior year's foreign income tax returns to the foreign income tax provisions.

To the extent that sales are transacted in a currency other than the functional currency of the operating unit, we are subject to foreign currency fluctuation risk.

We use forward contracts to hedge our foreign currency exchange risk. To the extent that these hedges qualify under U.S. GAAP, the amount of gain or loss is deferred in Accumulated Other Comprehensive Income (AOCI) until the related sale occurs. Also, we are subject to foreign currency gains or losses from embedded derivatives on backlog denominated in a currency other than the functional currency of our operating companies or its customers. Gains and losses on forward contracts, embedded derivatives, and revaluation of assets and liabilities denominated in currency other than the functional currency of the Company for fiscal 2010 and 2009 are as follows:

(In thousands)

	2010	2009
Forward foreign currency contracts – gain (loss)	$ (139)	$ 7,031
Forward foreign currency contracts – reclassified from AOCI	11,042	(11,610)
Embedded derivatives – gain (loss)	(1,476)	(2,666)
Revaluation of monetary assets/liabilities – gain (loss)	(3,282)	(5,334)
Total	$ 6,145	$ (12,579)

New orders for fiscal 2010 were $1.6 billion compared with $1.4 billion for fiscal 2009. Orders increased at our Avionics & Controls and Advanced Materials and declined at Sensors & Systems due to the downturn in commercial aviation.

Liquidity and Capital Resources

Working Capital and Statement of Cash Flows

Cash and cash equivalents at the end of fiscal 2011 totaled $185.0 million, a decrease of $237.1 million from the prior year. Net working capital decreased to $621.0 million at the end of fiscal 2011 from $752.2 million at the end of the prior year. Sources of cash flows from operating activities principally consist of cash received from the sale of products offset by cash payments for material, labor and operating expenses.

Cash flows from operating activities were $192.4 million and $179.8 million in fiscal 2011 and 2010, respectively. The increase principally reflected higher cash collections from customers, lower cash payments for income taxes, and partially offset by higher cash contributions to our defined benefit pension plans and payments for inventory and interest.

Cash flows used by investing activities were $869.0 million and $20.7 million in fiscal 2011 and 2010, respectively. Cash flows used by investing activities in fiscal 2011 principally reflected the use of cash for acquisition of businesses of $814.9 million and capital assets of $49.5 million. Cash flows used by investing activities in fiscal 2010 principally reflected the use of cash for capital assets of $45.5 million, partially offset by cash proceeds from the sale of Pressure Systems, Inc. of $25.0 million.

Cash flows provided by financing activities were $436.4 million in fiscal 2011 and cash flows provided by financing activities were $84.3 million in fiscal 2010. Cash flows provided by financing activities in fiscal 2011 primarily reflected a $400.0 million increase in our credit facility, $176.9 million in proceeds for the issuance of long-term debt and $164.9 million in cash repayments of long-term debt. Cash flows provided by financing activities in fiscal 2010 principally reflected proceeds from the issuance of $250.0 million in senior notes, partially offset by the repayment of our $175.0 million senior subordinated debt due in 2013.

Capital Expenditures

Net property, plant and equipment was $368.4 million at the end of fiscal 2011 compared with $273.8 million at the end of the prior year. Capital expenditures for fiscal 2011 and 2010 were $49.5 million and $53.7 million, respectively (excluding acquisitions) and included facilities, machinery, equipment and enhancements to information technology systems. Capital expenditures for fiscal 2010 included $8.1 million under a capitalized lease obligation related to a new facility for an avionics controls operation and a facility expansion for an interface technologies facility. Capital expenditures are anticipated to approximate $65.0 million for fiscal 2012. We will continue to support expansion through investments in infrastructure including machinery, equipment, and information systems.

Acquisitions

On December 30, 2010, the Company acquired Eclipse Electronic Systems, Inc. (Eclipse) for $123.8 million. Eclipse is a designer and manufacturer of embedded communication intercept receivers for signal intelligence applications. Eclipse is included in our Avionics & Controls segment.

On July 26, 2011, the Company acquired the Souriau Group (Souriau) for approximately $726.7 million, net of acquired cash. Souriau is a leading global supplier of highly engineered connection technologies for harsh environments. Souriau is included in our Sensors & Systems segment.

Debt Financing

Total debt increased $423.0 million from the prior year to approximately $1.0 billion at the end of fiscal 2011. Total debt outstanding at the end of fiscal 2011 consisted of $250.0 million Senior Notes due in 2020, $176.4 million of Senior Notes due in 2017, $162.7 million (€115.0 million) under our Euro Term Loan, $360.0 million in borrowings under our secured credit facility, $45.2 million under capital lease obligations and $42.3 million in various foreign currency debt agreements and other debt agreements.

In March 2011, we entered into a secured credit facility for $460.0 million made available through a group of banks. The credit facility is secured by substantially all of our assets and interest is based on standard inter-bank offering rates. The interest rate will range from LIBOR plus 1.5% to LIBOR plus 2.25% depending on the leverage ratios at the time the funds are drawn. At October 28, 2011, we had $360.0 million outstanding under the secured credit facility at an initial interest rate of LIBOR plus 1.75% or 2.0%.

In July 2011, we amended the secured credit facility to provide for a new €125.0 million term loan (Euro Term Loan). The interest rate on the Euro Term Loan will range from Euro LIBOR plus 1.5% to Euro LIBOR plus 2.25% depending on the leverage ratios at the time the funds are drawn. At October 28, 2011, the Company had €115.0 million outstanding or $162.7 million under the Euro Term Loan at an interest rate of Euro LIBOR plus 1.75% or 3.06%. The loan amortizes at 1.25% of the original principal balance quarterly through March 2016, with the remaining balance due in July 2016.

On August 2, 2010, the Company issued $250.0 million in 7% Senior Notes due 2020 requiring semi-annual interest payments in March and September of each year until maturity. The net proceeds from the sale of the notes, after deducting $4.4 million of debt issuance cost, were $245.6 million. The Senior Notes are general unsecured senior obligations of the Company. The Senior Notes are guaranteed, jointly and severally on a senior basis, by all the existing and future domestic subsidiaries of the Company unless designated as an "unrestricted subsidiary," and those foreign subsidiaries that executed related subsidiary guarantees under the indenture covering the Senior Notes. The Senior Notes are subject to redemption at the option of the Company at any time prior to August 1, 2015, at a price equal to 100% of the principal amount, plus any accrued interest to the date of redemption and a make-whole provision. In addition, before August 1, 2013, the Company may redeem up to 35% of the principal amount at 107.000% plus accrued interest with proceeds of one or more Public Equity Offerings. The Senior Notes are also subject to redemption at the option of the Company, in whole or in part, on or after August 1, 2015, at redemption prices starting at 103.500% of the principal amount plus accrued interest during the period beginning August 1, 2015, and declining annually to 100% of principal and accrued interest on or after August 1, 2018.

The Company also has $175.0 million outstanding of Senior Notes due in 2017, with an interest rate of 6.625%. The Senior Notes are general unsecured senior obligations of the Company. The Senior Notes are guaranteed, jointly and severally on a senior basis, by all the existing and future domestic subsidiaries of the Company unless designated as an "unrestricted subsidiary," and those foreign subsidiaries that executed related subsidiary guarantees under the indenture covering the Senior Notes. The Senior Notes are subject to redemption at the option of the Company at any time prior to March 1, 2012, at a price equal to 100% of the principal amount, plus any accrued interest to the date of redemption and a make-whole provision. The Senior Notes are also subject to redemption at the option of the Company, in whole or in part, on or after March 1, 2012, at redemption prices starting at 103.3125% of the principal amount plus accrued interest during the period beginning March 1, 2007, and declining annually to 100% of principal and accrued interest on or after March 1, 2015.

We believe cash on hand, funds generated from operations and other available debt facilities are sufficient to fund operating cash requirements and capital expenditures through fiscal 2012. Current conditions in the capital markets are uncertain; however, we believe we will have adequate access to capital markets to fund future acquisitions.

Permanent Investment of Undistributed Earnings of Foreign Subsidiaries
Our non-U.S. subsidiaries has $130.2 million in cash and cash equivalents at October 28, 2011. Cash and cash equivalents at our U.S. parent and subsidiaries aggregated $54.8 million at October 28, 2011, and cash flow from these operations is sufficient to fund working capital, capital expenditures, acquisitions and debt repayments of our domestic operations. The earnings of our non-U.S. subsidiaries are considered to be indefinitely invested, and, accordingly, no provision for federal income taxes has been made on accumulated earnings of foreign subsidiaries. The amount of the unrecognized deferred income tax liability for temporary differences related to investments in foreign subsidiaries is not practical to determine because of the complexities regarding the calculation of unremitted earnings and the potential for tax credits.

Pension and Other Post-Retirement Benefit Obligations
Our pension plans principally include a U.S. pension plan maintained by Esterline and non-U.S. plans maintained by CMC. Our principal post-retirement plans include non-U.S. plans maintained by CMC, which are non-contributory health care and life insurance plans.

We account for pension expense using the end of the fiscal year as our measurement date and we make actuarially computed contributions to our pension plans as necessary to adequately fund benefits. Our funding policy is consistent with the minimum funding requirements of ERISA. In fiscal 2011 and 2010, operating cash flow included $32.5 million and $20.0 million, respectively, of cash funding to these pension plans. We expect pension funding requirements for the plans maintained by Esterline and CMC to be approximately $21.2 million and $8.1 million, respectively, in fiscal 2012. The rate of increase in future compensation levels is consistent with our historical experience and salary administration policies. The expected long-term rate of return on plan assets is based on long-term target asset allocations of 70% equity and 30% fixed income. We periodically review allocations of plan assets by investment type and evaluate external sources of information regarding long-term historical returns and expected future returns for each investment type and, accordingly, believe a 7.5 and 7.0% assumed long-term rate of return on plan assets is appropriate for the Esterline and CMC plan, respectively. Current allocations are consistent with the long-term targets.

We made the following assumptions with respect to our Esterline pension obligation in 2011 and 2010:

	2011	**2010**
Principal assumptions as of fiscal year end:		
Discount rate	5.0%	5.5%
Rate of increase in future compensation levels	4.5%	4.5%
Assumed long-term rate of return on plan assets	7.5%	8.0%

We made the following assumptions with respect to our CMC pension obligation in 2011 and 2010:

	2011	2010
Principal assumptions as of fiscal year end:		
Discount rate	5.0%	5.0%
Rate of increase in future compensation levels	3.1%	3.2%
Assumed long-term rate of return on plan assets	7.0%	7.0%

We use a discount rate for expected returns that is a spot rate developed from a yield curve established from high-quality corporate bonds and matched to plan-specific projected benefit payments. Although future changes to the discount rate are unknown, had the discount rate increased or decreased by 25 basis points in 2011, pension liabilities in total would have decreased $9.4 million or increased $11.3 million, respectively. If all other assumptions are held constant, the estimated effect on fiscal 2011 pension expense from a hypothetical 25 basis points increase or decrease in both the discount rate and expected long-term rate of return on plan assets would not have a material effect on our pension expense.

We made the following assumptions with respect to our Esterline post-retirement obligation in 2011 and 2010:

	2011	2010
Principal assumptions as of fiscal year end:		
Discount rate	5.0%	5.5%
Initial weighted average health care trend rate	6.0%	6.0%
Ultimate weighted average health care trend rate	6.0%	6.0%

We made the following assumptions with respect to our CMC post-retirement obligation in 2011 and 2010:

	2011	2010
Principal assumptions as of fiscal year end:		
Discount rate	5.0%	5.0%
Initial weighted average health care trend rate	3.7%	4.1%
Ultimate weighted average health care trend rate	3.2%	3.4%

The assumed health care trend rate has a significant impact on our post-retirement benefit obligations. Our health care trend rate was based on the experience of our plan and expectations for the future. A 100 basis points increase in the health care trend rate would increase our post-retirement benefit obligation by $1.0 million at October 28, 2011. A 100 basis points decrease in the health care trend rate would decrease our post-retirement benefit obligation by $0.9 million at October 28, 2011. Assuming all other assumptions are held constant, the estimated effect on fiscal 2011 post-retirement benefit expense from a hypothetical 100 basis points increase or decrease in the health care trend rate would not have a material effect on our post-retirement benefit expense.

Research and Development Expense
For the three years ended October 28, 2011, research and development expense has averaged 4.9% of sales. We estimate that research and development expense in fiscal 2012 will be about 5.5% of sales for the full year.

Contractual Obligations
The following table summarizes our outstanding contractual obligations as of fiscal year end. Liabilities for income taxes were excluded from the table, as we are not able to make a reasonably reliable estimate of the amount and period of related future payments.

In Thousands

	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long-term debt	$ 626,439	$ 11,496	$ 17,887	$ 136,193	$ 460,863
Credit facilities	365,000	5,000	0	360,000	0
Interest obligations	222,915	29,340	58,680	58,680	76,215
Operating lease obligations	65,085	15,084	22,072	12,578	15,351
Capital lease obligations	118,024	4,025	8,773	8,660	96,566
Purchase obligations	696,692	654,996	39,154	1,847	695
Total contractual obligations	$ 2,094,155	$ 719,941	$ 146,566	$ 577,958	$ 649,690

Seasonality

The timing of our revenues is impacted by the purchasing patterns of our customers and, as a result, we do not generate revenues evenly throughout the year. Moreover, our first fiscal quarter, November through January, includes significant holiday vacation periods in both Europe and North America. This leads to decreased order and shipment activity; consequently, first quarter results are typically weaker than other quarters and not necessarily indicative of our performance in subsequent quarters.

Disclosures About Market Risk

Interest Rate Risks

Our debt includes fixed rate and variable rate obligations at October 28, 2011. We are not subject to interest rate risk on the fixed rate obligations. We are subject to interest rate risk on the euro term loan, interest rate swap agreements, and U.S. credit facility. For long-term debt, the table presents principal cash flows and the related weighted-average interest rates by contractual maturities.

A hypothetical 10% increase or decrease in average market rates would not have a material effect on our pretax income.

In Thousands

	Long-Term Debt – Variable Rate	
Maturing in:	Principal Amount	Average Rates [1]
2012	$ 8,844	*
2013	8,844	*
2014	8,844	*
2015	8,844	*
2016	487,349	*
2017 and thereafter	0	*
Total	$ 522,725	
Fair Value at 10/28/2011	$ 522,725	

[1] Borrowings under the euro term loan facility bear interest at a rate equal to either: (a) the LIBOR rate plus 1.75% or (b) the "Base Rate" (defined as the higher of Wachovia Bank, National Association's prime rate and the Federal funds rate plus 0.50%) plus 0.75%.

In Thousands

	Long-Term Debt – Fixed Rate		Long-Term Debt – Variable Rate		
Maturing in:	Principal Amount	Average Rates	Notional Amount	Average Pay Rate [1]	Average Receive Rate
2012	$ 0	6.625%	$ 0	*	6.625%
2013	0	6.625%	0	*	6.625%
2014	0	6.625%	0	*	6.625%
2015	0	6.625%	0	*	6.625%
2016	0	6.625%	0	*	6.625%
2017 and thereafter	$ 100,000	6.625%	100,000	*	6.625%
Total	$ 100,000		$ 100,000		
Fair Value at 10/28/2011	$ 100,000		$ 126		

[1] The average pay rate is LIBOR plus 4.865%.

In Thousands

	Long-Term Debt – Fixed Rate		Long-Term Debt – Variable Rate		
Maturing in:	Principal Amount	Average Rates	Notional Amount	Average Pay Rate (1)	Average Receive Rate
2012	$ 0	6.625%	$ 0	*	6.625%
2013	0	6.625%	0	*	6.625%
2014	0	6.625%	0	*	6.625%
2015	0	6.625%	0	*	6.625%
2016	0	6.625%	0	*	6.625%
2017 and thereafter	$ 75,000	6.625%	75,000	*	6.625%
Total	$ 75,000		$ 75,000		
Fair Value at 10/28/2011	$ 75,000		$ 1,228		

1 The average pay rate is LIBOR plus 4.47%.

Currency Risks

We own significant operations in Canada, France and the United Kingdom. To the extent that sales are transacted in a foreign currency, we are subject to foreign currency fluctuation risk. Furthermore, we have assets denominated in foreign currencies that are not offset by liabilities in such foreign currencies. At October 28, 2011, we had the following monetary assets subject to foreign currency fluctuation risk: U.S. dollar-denominated backlog with customers whose functional currency is other than the U.S. dollar; U.S. dollar-denominated accounts receivable and payable; and certain forward contracts, which are not accounted for as a cash flow hedge. The foreign exchange rate for the dollar relative to the euro decreased to 0.707 at October 28, 2011, from 0.718 at October 29, 2010; the dollar relative to the U.K. pound decreased to 0.620 from 0.624; and the dollar relative to the Canadian dollar decreased to 0.992 from 1.02. Foreign currency transactions affecting monetary assets and forward contracts resulted in a $14.2 million gain in fiscal 2011, a $6.1 million gain in fiscal 2010, and a $12.6 million loss in fiscal 2009. The $14.2 million gain in fiscal 2011 included a $6.3 million gain due to our holding euros to fund the Souriau acquisition. The $12.6 million loss in fiscal 2009 was principally due to our holding of pounds sterling to fund the Racal Acoustics acquisition during a period of foreign exchange volatility, resulting in a $7.9 million foreign currency transaction loss in January 2009.

Our policy is to hedge a portion of our forecasted transactions using forward exchange contracts with maturities up to 23 months. The Company does not enter into any forward contracts for trading purposes. At October 28, 2011, and October 29, 2010, the notional value of foreign currency forward contracts was $431.2 million and $245.5 million, respectively. The net fair value of these contracts was a $5.7 million asset and an $11.1 million asset at October 28, 2011, and October 29, 2010, respectively. If the U.S. dollar increased by a hypothetical 5%, the effect on the fair value of the foreign currency contracts would be an increase of $19.0 million. If the U.S. dollar decreased by a hypothetical 5%, the effect on the fair value of the foreign currency contracts would be a decrease of $21.9 million.

The following tables provide information about our significant derivative financial instruments, including foreign currency forward exchange agreements and certain firmly committed sales transactions denominated in currencies other than the functional currency at October 28, 2011, and October 29, 2010. The information about certain firmly committed sales contracts and derivative financial instruments is in U.S. dollar equivalents. For forward foreign currency exchange agreements, the following tables present the notional amounts at the current exchange rate and weighted-average contractual foreign currency exchange rates by contractual maturity dates.

Firmly Committed Sales Contracts
Operations with Foreign Functional Currency
At October 28, 2011

Principal Amount by Expected Maturity

In Thousands	Firmly Committed Sales Contracts in United States Dollar					
Fiscal Years		Canadian Dollar		Euro		U.K. Pound
2012	$	177,056	$	74,559	$	67,277
2013		12,289		14,855		14,601
2014		311		304		6,313
2015		0		22		6,021
2016 and thereafter		5,796		6		6,076
Total	$	195,452	$	89,746	$	100,288

Derivative Contracts
Operations with Foreign Functional Currency
At October 28, 2011

Notional Amount by Expected Maturity
Average Foreign Currency Exchange Rate (USD/Foreign Currency) [1]

Related Forward Contracts to Sell U.S. Dollar for Euro

Dollars in Thousands, Except for Average Contract Rate	United States Dollar		
Fiscal Years		Notional Amount	Avg. Contract Rate
2012	$	76,200	1.373
2013		4,240	1.388
Total	$	80,440	
Fair Value at 10/28/2011	$	2,060	

[1] The Company has no derivative contracts maturing after fiscal 2013.

Derivative Contracts
Operations with Foreign Functional Currency
At October 28, 2011

Notional Amount by Expected Maturity
Average Foreign Currency Exchange Rate (USD/Foreign Currency) [1]

Related Forward Contracts to Sell U.S. Dollar for U.K. Pound

Dollars in Thousands, Except for Average Contract Rate	United States Dollar		
Fiscal Years		Notional Amount	Avg. Contract Rate
2012	$	53,124	1.581
2013		15,110	1.594
Total	$	68,234	
Fair Value at 10/28/2011	$	816	

[1] The Company has no derivative contracts maturing after fiscal 2013.

Derivative Contracts
Operations with Foreign Functional Currency
At October 28, 2011

Notional Amount by Expected Maturity
Average Foreign Currency Exchange Rate (USD/Foreign Currency) [1]

Related Forward Contracts to Sell U.S. Dollar for Canadian Dollar

Dollars in Thousands, Except for Average Contract Rate	United States Dollar		
Fiscal Years		Notional Amount	Avg. Contract Rate
2012	$	145,002	.980
2013		87,594	1.000
Total	$	232,596	
Fair Value at 10/28/2011	$	3,593	

[1] The Company has no derivative contracts maturing after fiscal 2013.

Firmly Committed Sales Contracts
Operations with Foreign Functional Currency
At October 29, 2010

Principal Amount by Expected Maturity

In Thousands	Firmly Committed Sales Contracts in United States Dollar					
Fiscal Years		Canadian Dollar		Euro		U.K. Pound
2011	$	211,481	$	55,841	$	33,198
2012		30,692		11,920		2,646
2013		849		20		116
2014		383		0		116
2015 and thereafter		7,145		0		0
Total	$	250,550	$	67,781	$	36,076

Derivative Contracts
Operations with Foreign Functional Currency
At October 29, 2010

Notional Amount by Expected Maturity
Average Foreign Currency Exchange Rate (USD/Foreign Currency) [1]

Related Forward Contracts to Sell U.S. Dollar for Euro

Dollars in Thousands, Except for Average Contract Rate	United States Dollar		
Fiscal Years		Notional Amount	Avg. Contract Rate
2011	$	31,248	1.357
2012		3,210	1.321
Total	$	34,458	
Fair Value at 10/29/2010	$	937	

[1] The Company has no derivative contracts maturing after fiscal 2012.

Derivative Contracts
Operations with Foreign Functional Currency
At October 29, 2010

Notional Amount by Expected Maturity
Average Foreign Currency Exchange Rate (USD/Foreign Currency) [1]

Related Forward Contracts to Sell U.S. Dollar for U.K. Pound

Dollars in Thousands, Except for Average Contract Rate		United States Dollar	
Fiscal Years		Notional Amount	Avg. Contract Rate
2011	$	43,253	1.561
2012		11,740	1.556
Total	$	54,993	
Fair Value at 10/29/2010	$	1,223	

[1] The Company has no derivative contracts maturing after fiscal 2012.

Derivative Contracts
Operations with Foreign Functional Currency
At October 29, 2010

Notional Amount by Expected Maturity
Average Foreign Currency Exchange Rate (USD/Foreign Currency) [1]

Related Forward Contracts to Sell U.S. Dollar for Canadian Dollar

Dollars in Thousands, Except for Average Contract Rate		United States Dollar	
Fiscal Years		Notional Amount	Avg. Contract Rate
2011	$	112,854	.908
2012		43,220	.944
Total	$	156,074	
Fair Value at 10/29/2010	$	9,541	

[1] The Company had no derivative contracts maturing after fiscal 2012.

Critical Accounting Policies

Our financial statements and accompanying notes are prepared in accordance with U.S. generally accepted accounting principles. Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results may differ from estimates under different assumptions or conditions. These estimates and assumptions are affected by our application of accounting policies. Our critical accounting policies include revenue recognition, accounting for the allowance for doubtful accounts receivable, accounting for inventories at the lower of cost or market, accounting for goodwill and intangible assets in business combinations, impairment of goodwill and intangible assets, accounting for legal contingencies, accounting for pension benefits, and accounting for income taxes.

Revenue Recognition

We recognize revenue when the title and risk of loss have passed to the customer, there is persuasive evidence of an agreement, delivery has occurred or services have been rendered, the price is determinable, and the collectibility is reasonably assured. We recognize product revenues at the point of shipment or delivery in accordance with the terms of sale. Sales are net of returns and allowances. Returns and allowances are not significant because products are manufactured to customer specification and are covered by the terms of the product warranty.

Revenues and profits on fixed-price contracts with significant engineering as well as production requirements are recorded based on the achievement of contractual milestones and the ratio of total actual incurred costs to date to total estimated costs for each contract (cost-to-cost method). We review cost performance and estimates to complete on our ongoing contracts at least quarterly. The impact of revisions of profit estimates are recognized on a cumulative catch-up basis in the period in which the revisions are made. Provisions for anticipated losses on contracts are recorded in the period they become evident. When change orders have been approved by both the company and the customer for both scope and price and realization is deemed probable, the original contract price is adjusted and revenues are recognized on contract performance (as determined by the achievement of contractual milestones and the cost-to-cost method). For partially approved change orders, costs attributable to unpriced change orders are treated as costs of the contract performance in the period the costs are incurred. Claims are also recognized as contract revenue when approved by both the company and the customer, based on contract performance.

Allowance for Doubtful Accounts

We establish an allowance for doubtful accounts for losses expected to be incurred on accounts receivable balances. Judgment is required in estimation of the allowance and is based upon specific identification, collection history and creditworthiness of the debtor.

Inventories

We account for inventories on a first-in, first-out or average cost method of accounting at the lower of its cost or market. The determination of market requires judgment in estimating future demand, selling prices and cost of disposal. Judgment is required when determining inventory cost adjustments. Inventory cost adjustments are recorded when inventory is considered to be excess or obsolete based upon an analysis of actual on-hand quantities on a part-level basis to forecasted product demand and historical usage.

Impairment of Goodwill and Intangible Assets

Goodwill and indefinite-lived intangible assets are required to be tested for impairment at least annually. We are also required to test goodwill for impairment between annual tests if events occur or circumstances change that would more likely than not reduce our enterprise fair value below its book value. These events or circumstances could include a significant change in the business climate, including a significant sustained decline in an entity's market value, legal factors, operating performance indicators, competition, sale or disposition of a significant portion of the business, or other factors.

Goodwill is tested for impairment in a two-step process. The first step (Step One) of the goodwill impairment test involves estimating the fair value of a reporting unit. Fair value (Fair Value) is defined as "the amount at which an asset (or liability) could be bought (or incurred) or sold (or settled) in a current transaction between willing parties, that is, other than in a forced liquidation sale." A reporting unit is generally defined at the operating segment level or at the component level one level below the operating segment, if said component constitutes a business. The Fair Value of a reporting unit is then compared to its carrying value, which is defined as the book basis of total assets less total liabilities. In the event a reporting unit's carrying value exceeds its estimated Fair Value, evidence of potential impairment exists. In such a case, the second step (Step Two) of the impairment test is required, which involves allocating the Fair Value of the reporting unit to all of the assets and liabilities of that unit, with the excess of Fair Value over allocated net assets representing the Fair Value of goodwill. An impairment loss is measured as the amount by which the carrying value of the reporting unit's goodwill exceeds the estimated Fair Value of goodwill.

As we have grown through acquisitions, we have accumulated $1.2 billion of goodwill and $48.8 million of indefinite-lived intangible assets out of total assets of $3.4 billion at October 28, 2011. The amount of any annual or interim impairment could be significant and could have a material adverse effect on our reported financial results for the period in which the charge is taken. We performed our impairment review for fiscal 2011 as of July 30, 2011, and our Step One analysis indicates that no impairment of goodwill or other indefinite-lived assets exists at any of our reporting units.

During fiscal 2009, management determined that the trade name useful life was no longer indefinite as a result of further integration of advanced sensors units and promotion of the Advanced Sensors brand name. An impairment test was required to be performed to value the trade name at fair value, which resulted in the impairment charge of $3.0 million.

The valuation of reporting units requires judgment in estimating future cash flows, discount rates and estimated product life cycles. In making these judgments, we evaluate the financial health of the business, including such factors as industry performance, changes in technology and operating cash flows.

We used available market data and a discounted cash flow analysis in completing our 2011 annual impairment test. We believe that our cash flow estimates are reasonable based upon the historical cash flows and future operating and strategic plans of our reporting units. In addition to cash flow estimates, our valuations are sensitive to the rate used to discount cash flows and future growth assumptions. The fair value of all our reporting units exceeds its book value by greater than 30%. A 0.5% change in the discount rate used in the cash flow analysis would result in a change in the fair value of our reporting units of approximately $94.9 million. A 0.5% change in the growth rate assumed in the calculation of the terminal value of cash flows would result in a change in the fair value of our reporting units by $63.8 million. None of these changes would have resulted in any of our reporting units to be impaired.

Impairment of Long-lived Assets

Long-lived assets that are to be disposed of are required to be reported at the lower of its carrying amount or fair value less cost to sell. An asset (other than goodwill and indefinite-lived intangible assets) is considered impaired when estimated future cash flows are less than the carrying amount of the asset. The first step (Step One) of an impairment test of long-lived assets is to determine the amount of future undiscounted cash flow of the long-lived asset. In the event the undiscounted future cash flow is less than the carrying amount of the long-lived asset, a second step is required (Step Two), and the long-lived asset is adjusted to its estimated fair value. Fair value is generally determined based upon estimated discounted future cash flows.

We performed a Step One impairment test of property, plant and equipment with a net book value of $28.0 million at our non-U.S. flare countermeasure operation. Our non-U.S. flare countermeasure operation incurred an operating loss of $9.8 million in fiscal 2011. We determined that the undiscounted future cash flow of the business was significantly in excess of the book value of property, plant and equipment, and accordingly, no Step Two impairment test was required.

As we have grown through acquisitions, we have accumulated $645.1 million of definite-lived intangible assets. The amount of any annual or interim impairment could be significant and could have a material adverse effect on our reported financial results for the period in which the charge is taken.

Contingencies

We are party to various lawsuits and claims, both as plaintiff and defendant, and have contingent liabilities arising from the conduct of business. We are covered by insurance for general liability, product liability, workers' compensation and certain environmental exposures, subject to certain deductible limits. We are self-insured for amounts less than our deductible and where no insurance is available. An estimated loss from a contingency should be accrued by a charge to income if it is probable that an asset has been impaired or a liability has been incurred and the amount of the loss can be reasonably estimated. Disclosure of a contingency is required if there is at least a reasonable possibility that a loss has been incurred. We evaluate, among other factors, the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss.

Pension and Other Post-Retirement Benefits

We account for pension expense using the end of the fiscal year as our measurement date. We select appropriate assumptions including discount rate, rate of increase in future compensation levels and assumed long-term rate of return on plan assets and expected annual increases in costs of medical and other health care benefits in regard to our post-retirement benefit obligations. Our assumptions are based upon historical results, the current economic environment and reasonable expectations of future events. Actual results which vary from our assumptions are accumulated and amortized over future periods and, accordingly, are recognized in expense in these periods. Significant differences between our assumptions and actual experience or significant changes in assumptions could impact the pension costs and the pension obligation.

Income Taxes

The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in our financial statements or tax returns. Judgment is required in assessing the future tax consequences of events that have been recognized in our financial statements or tax returns. Variations in the actual outcome of these future tax consequences could materially impact our financial position and results of operations.

Recent Accounting Pronouncements

In September 2011, the Financial Accounting Standards Board (FASB) amended guidance related to the testing of goodwill for impairment. The revised standard is intended to reduce the cost and complexity of the annual goodwill impairment test by providing entities an option to perform a qualitative assessment to determine whether further impairment testing is necessary. The Company will adopt this guidance in the first quarter of 2012 and does not expect a significant impact to the Company's financial statements.

In June 2011, the FASB amended requirements for the presentation of other comprehensive income (OCI), requiring presentation of comprehensive income in either a single, continuous statement of comprehensive income or on separate but consecutive statements, the statement of operations and the statement of OCI. The amendment is effective for the Company at the beginning of fiscal year 2013, with early adoption permitted. The adoption of this guidance will not impact the Company's financial position, results of operations or cash flows and will only impact the presentation of OCI on the financial statements.

In May 2011, the FASB amended the guidance regarding fair value measurement and disclosure. The amended guidance clarifies the application of existing fair value measurement and disclosure requirements. The amendment is effective for the Company at the beginning of fiscal 2012, with early adoption prohibited. The adoption of this amendment is not expected to materially affect the Company's financial statements.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

We hereby incorporate by reference the information set forth under the section "Disclosures About Market Risk" under Item 7.

Item 8. Financial Statements and Supplementary Data

Consolidated Statement of Operations
In Thousands, Except Per Share Amounts

For Each of the Three Fiscal Years in the Period Ended October 28, 2011	2011	2010	2009
Net Sales	$ 1,717,985	$ 1,526,601	$ 1,407,459
Cost of Sales	1,128,265	1,010,390	954,161
	589,720	516,211	453,298
Expenses			
Selling, general and administrative	304,154	258,290	235,483
Research, development and engineering	94,505	69,753	64,456
Other (income) expense	(6,853)	(8)	7,970
Total Expenses	391,806	328,035	307,909
Operating Earnings From Continuing Operations	197,914	188,176	145,389
Interest income	(1,615)	(960)	(1,634)
Interest expense	40,216	33,181	28,689
Loss on extinguishment of debt	831	1,206	0
Income From Continuing Operations Before Income Taxes	158,482	154,749	118,334
Income Tax Expense	24,938	24,504	12,549
Income From Continuing Operations Including Noncontrolling Interests	133,544	130,245	105,785
Income Attributable to Noncontrolling Interests	(457)	(206)	(217)
Income From Continuing Operations Attributable to Esterline, Net of Tax	133,087	130,039	105,568
Income (Loss) From Discontinued Operations Attributable to Esterline, Net of Tax	(47)	11,881	14,230
Net Earnings Attributable to Esterline	$ 133,040	$ 141,920	$ 119,798

Consolidated Statement of Operations
In Thousands, Except Per Share Amounts

For Each of the Three Fiscal Years in the Period Ended October 28, 2011		**2011**		**2010**		**2009**
Earnings Per Share Attributable to Esterline – Basic:						
Continuing operations	$	4.36	$	4.34	$	3.55
Discontinued operations		.00		.39		.48
Earnings Per Share Attributable to Esterline – Basic	$	4.36	$	4.73	$	4.03
Earnings Per Share Attributable to Esterline – Diluted:						
Continuing operations	$	4.27	$	4.27	$	3.52
Discontinued operations		.00		.39		.48
Earnings Per Share Attributable to Esterline – Diluted	$	4.27	$	4.66	$	4.00

See Notes to Consolidated Financial Statements.

Consolidated Balance Sheet
In Thousands, Except Share and Per Share Amounts

As of October 28, 2011 and October 29, 2010	2011	2010
Assets		
Current Assets		
Cash and cash equivalents	$ 185,035	$ 422,120
Cash in escrow	5,011	0
Accounts receivable, net of allowances of $7,063 and $4,865	369,826	309,242
Inventories	402,548	262,373
Income tax refundable	2,857	17,806
Deferred income tax benefits	48,251	37,539
Prepaid expenses	19,245	16,264
Other current assets	6,540	11,241
Total Current Assets	1,039,313	1,076,585
Property, Plant and Equipment		
Land	34,029	28,583
Buildings	225,600	186,435
Machinery and equipment	410,291	330,986
	669,920	546,004
Accumulated depreciation	301,504	272,234
	368,416	273,770
Other Non-Current Assets		
Goodwill	1,163,725	739,730
Intangibles, net	693,915	389,017
Debt issuance costs, net of accumulated amortization of $2,700 and $4,536	10,695	7,774
Deferred income tax benefits	79,605	87,622
Other assets	22,917	13,240
Total Assets	$ 3,378,586	$ 2,587,738

See Notes to Consolidated Financial Statements.

As of October 28, 2011 and October 29, 2010	2011	2010
Liabilities and Shareholders' Equity		
Current Liabilities		
Accounts payable	$ 119,888	$ 82,275
Accrued liabilities	270,422	215,094
Credit facilities	5,000	1,980
Current maturities of long-term debt	11,595	12,646
Deferred income tax liabilities	9,538	7,155
Federal and foreign income taxes	1,918	5,227
Total Current Liabilities	418,361	324,377
Long-Term Liabilities		
Credit facilities	360,000	0
Long-term debt, net of current maturities	660,028	598,972
Deferred income tax liabilities	238,709	127,081
Pension and post-retirement obligations	107,877	105,333
Other liabilities	19,693	16,476
Shareholders' Equity		
Common stock, par value $.20 per share, authorized 60,000,000 shares, issued and outstanding 30,613,448 and 30,279,509 shares	6,123	6,056
Additional paid-in capital	551,703	528,724
Retained earnings	1,007,821	874,781
Accumulated other comprehensive income (loss)	(2,812)	3,235
Total Esterline shareholders' equity	1,562,835	1,412,796
Noncontrolling interests	11,083	2,703
Total Shareholders' Equity	1,573,918	1,415,499
Total Liabilities and Shareholders' Equity	$ 3,378,586	$ 2,587,738

See Notes to Consolidated Financial Statements.

Consolidated Statement of Cash Flows
In Thousands

For Each of the Three Fiscal Years in the Period Ended October 28, 2011	2011	2010	2009
Cash Flows Provided (Used) by Operating Activities			
Net earnings including noncontrolling interests	$ 133,497	$ 142,126	$ 120,015
Adjustments to reconcile net earnings including noncontrolling interests to net cash provided (used) by operating activities:			
Depreciation and amortization	84,658	72,117	71,511
Deferred income tax	(12,345)	(9,997)	(11,468)
Share-based compensation	7,963	7,134	7,349
Gain on sale of discontinued operations	0	(14,625)	(26,481)
Gain on sale of capital assets	(3,684)	0	0
Working capital changes, net of effect of acquisitions:			
Accounts receivable	23,811	(39,164)	54,546
Inventories	15	10,734	6,054
Prepaid expenses	667	1,114	(3,890)
Other current assets	(2,575)	2,285	(15,428)
Accounts payable	(2,942)	856	(18,787)
Accrued liabilities	(10,509)	21,303	(11,933)
Federal and foreign income taxes	(816)	(6,607)	737
Other liabilities	(22,983)	(7,571)	(7,663)
Other, net	(2,328)	96	(7,893)
	192,429	179,801	156,669
Cash Flows Provided (Used) by Investing Activities			
Purchases of capital assets	(49,507)	(45,540)	(59,184)
Escrow deposit	(14,033)	0	0
Proceeds from sale of discontinued operations, net of cash	0	24,994	62,944
Proceeds from sale of capital assets	9,453	595	1,089
Acquisitions of businesses, net of cash acquired	(814,934)	(768)	(255,206)
	(869,021)	(20,719)	(250,357)

For Each of the Three Fiscal Years in the Period Ended October 28, 2011	2011	2010	2009
Cash Flows Provided (Used) by Financing Activities			
Proceeds provided by stock issuance under employee stock plans	13,253	13,654	3,137
Excess tax benefits from stock option exercises	1,830	3,488	119
Proceeds from long-term credit facilities	400,014	(4,015)	99
Repayment of long-term debt and credit facilities	(164,916)	(183,082)	(34,444)
Proceeds from issuance of long-term debt	176,875	250,000	125,000
Proceeds from government assistance	15,000	9,168	11,145
Dividends paid to noncontrolling interests	(238)	(234)	(283)
Debt and other issuance costs	(5,398)	(4,719)	(1,258)
	436,420	84,260	103,515
Effect of Foreign Exchange Rates on Cash and Cash Equivalents	3,087	1,984	6,322
Net Increase (Decrease) in Cash and Cash Equivalents	(237,085)	245,326	16,149
Cash and Cash Equivalents – Beginning of Year	422,120	176,794	160,645
Cash and Cash Equivalents – End of Year	$ 185,035	$ 422,120	$ 176,794
Supplemental Cash Flow Information			
Cash paid for interest	$ 38,361	$ 30,629	$ 27,988
Cash paid for taxes	45,074	53,704	40,293
Supplemental Non-cash Investing and Financing Activities			
Capital asset and lease obligation additions	0	8,139	28,202

See Notes to Consolidated Financial Statements.

Consolidated Statement of Shareholders' Equity and Comprehensive Income (Loss)
In Thousands, Except Per Share Amounts

For Each of the Three Fiscal Years in the Period Ended October 28, 2011	2011	2010	2009
Common Stock, Par Value $.20 Per Share			
Beginning of year	$ 6,056	$ 5,955	$ 5,927
Shares issued under stock option plans	67	101	28
End of year	6,123	6,056	5,955
Additional Paid-in Capital			
Beginning of year	528,724	504,549	493,972
Shares issued under stock option plans	15,016	17,041	3,228
Share-based compensation expense	7,963	7,134	7,349
End of year	551,703	528,724	504,549
Retained Earnings			
Beginning of year	874,781	732,861	613,063
Net earnings	133,040	141,920	119,798
End of year	1,007,821	874,781	732,861
Accumulated Other Comprehensive Income (Loss)			
Beginning of year	3,235	9,656	(86,621)
Change in fair value of derivative financial instruments, net of tax (expense) benefit of $2,282, $1,045 and $(11,072)	(5,934)	(1,407)	24,179
Change in pension and post-retirement obligations, net of tax (expense) benefit of $5,060, $3,741 and $11,636	(9,986)	(10,618)	(20,265)
Foreign currency translation adjustment	9,873	5,604	92,363
End of year	(2,812)	3,235	9,656
Noncontrolling Interests			
Beginning of year	2,703	2,731	2,797
Net changes in equity attributable to noncontrolling interest	8,380	(28)	(66)
End of year	11,083	2,703	2,731
Total Shareholders' Equity	$ 1,573,918	$ 1,415,499	$ 1,255,752
Comprehensive Income (Loss)			
Net earnings	$ 133,040	$ 141,920	$ 119,798
Change in fair value of derivative financial instruments, net of tax	(5,934)	(1,407)	24,179
Change in pension and post-retirement obligations, net of tax	(9,986)	(10,618)	(20,265)
Foreign currency translation adjustment	9,873	5,604	92,363
Comprehensive Income (Loss)	$ 126,993	$ 135,499	$ 216,075

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

NOTE 1: **Accounting Policies**

Nature of Operations
Esterline Technologies Corporation (the Company) designs, manufactures and markets highly engineered products. The Company serves the aerospace and defense industry, primarily in the United States and Europe. The Company also serves the industrial/commercial and medical markets.

Principles of Consolidation and Basis of Presentation
The consolidated financial statements include the accounts of the Company and all subsidiaries. All significant intercompany accounts and transactions have been eliminated. Classifications have been changed for certain amounts in prior periods to conform with the current year's presentation. The Company's fiscal year ends on the last Friday of October.

Management Estimates
To prepare financial statements in conformity with U.S. generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Risks
The Company's products are principally focused on the aerospace and defense industry, which includes military and commercial aircraft original equipment manufacturers and their suppliers, commercial airlines, and the United States and foreign governments. Sales to the U.S. government aggregated 10% of sales in fiscal 2011 and 2010. Accordingly, the Company's current and future financial performance is dependent on the economic condition of the aerospace and defense industry. The commercial aerospace market has historically been subject to cyclical downturns during periods of weak economic conditions or material changes arising from domestic or international events. Management believes that the Company's sales are fairly well balanced across its customer base, which includes not only aerospace and defense customers but also medical and industrial commercial customers. However, material changes in the economic conditions of the aerospace industry could have a material effect on the Company's results of operations, financial position or cash flows.

Revenue Recognition
The Company recognizes revenue when the title and risk of loss have passed to the customer, there is persuasive evidence of an agreement, delivery has occurred or services have been rendered, the price is determinable, and the collectibility is reasonably assured. The Company recognizes product revenues at the point of shipment or delivery in accordance with the terms of sale. Sales are net of returns and allowances. Returns and allowances are not significant because products are manufactured to customer specification and are covered by the terms of the product warranty.

Revenues and profits on fixed-price contracts with significant engineering as well as production requirements are recorded based on the achievement of contractual milestones and the ratio of total actual incurred costs to date to total estimated costs for each contract (cost-to-cost method). Types of milestones include design review and prototype completion. The Company reviews cost performance and estimates to complete on its ongoing contracts at least quarterly. The impact of revisions of profit estimates are recognized on a cumulative catch-up basis in the period in which the revisions are made. Provisions for anticipated losses on contracts are recorded in the period they become evident. When change orders have been approved by both the company and the customer for both scope and price and realization is deemed probable, the original contract price is adjusted and revenues are recognized on contract performance (as determined by the achievement of contractual milestones and the cost-to-cost method). For partially approved change orders, costs attributable to unpriced change orders are treated as costs of the contract performance in the period the costs are incurred. Claims are also recognized as contract revenue when approved by both the company and the customer, based on contract performance.

Research and Development
Expenditures for internally-funded research and development are expensed as incurred. Customer-funded research and development projects performed under contracts are accounted for as work in process as work is performed and recognized as cost of sales and sales under the proportional performance method. Research and development expenditures are net of government assistance and tax subsidies, which are not contingent upon paying income tax. In addition, government assistance for research and development is recorded as a reduction of research and development expense when repayment royalties are contingent upon sales generated directly from the funded research and development. If reimbursement is not

tied directly to sales generated from the funded research and development, the assistance is accounted for as a loan until the criteria for forgiveness has been met.

Financial Instruments

Fair Value of Financial Instruments
The Company's financial instruments consist primarily of cash and cash equivalents, accounts receivable, accounts payable, short-term borrowings, long-term debt, foreign currency forward contracts, and interest rate swap agreements. The carrying amounts of cash and cash equivalents, accounts receivable, and accounts payable approximate their respective fair values because of the short-term maturities or expected settlement dates of these instruments. The fair market value of the Company's long-term debt and short-term borrowings was estimated at $1.0 billion and $640.5 million at fiscal year end 2011 and 2010, respectively. These estimates were derived using discounted cash flows with interest rates currently available to the Company for issuance of debt with similar terms and remaining maturities.

Foreign Currency Exchange Risk Management
The Company is subject to risks associated with fluctuations in foreign currency exchange rates from the sale of products in currencies other than its functional currency. Furthermore, the Company has assets denominated in foreign currencies that are not offset by liabilities in such foreign currencies. The Company has significant operations in Canada, France, Germany and the United Kingdom and, accordingly, we may experience gains or losses due to foreign exchange fluctuations.

The Company's policy is to hedge a portion of its forecasted transactions using forward exchange contracts, with maturities up to 23 months. These forward contracts have been designated as cash flow hedges. The portion of the net gain or loss on a derivative instrument that is effective as a hedge is reported as a component of other comprehensive income in shareholders' equity and is reclassified into earnings in the same period during which the hedged transaction affects earnings. The remaining net gain or loss on the derivative in excess of the present value of the expected cash flows of the hedged transaction is recorded in earnings immediately. If a derivative does not qualify for hedge accounting, or a portion of the hedge is deemed ineffective, the change in fair value is recorded in earnings. The amount of hedge ineffectiveness has not been material in any of the three fiscal years in the period ended October 28, 2011. At October 28, 2011, and October 29, 2010, the notional value of foreign currency forward contracts accounted for as a cash flow hedge was $288.9 million and $205.7 million, respectively. The fair value of these contracts was $4.6 million and $10.7 million at October 28, 2011, and October 29, 2010, respectively. The Company does not enter into any forward contracts for trading purposes.

In February 2006, the Company entered into a U.K. term loan for £57.0 million. The Company designated the U.K. term loan as a hedge of the investment in a certain U.K. business unit. The foreign currency gain or loss that is effective as a hedge is reported as a component of accumulated other comprehensive income in shareholders' equity. The U.K. term loan was paid off in fiscal 2009. The loss of $4.8 million net of taxes included in Accumulated Other Comprehensive Income will remain until the underlying investment in a certain U.K. business unit is liquidated.

In July 2011, the Company entered into a Euro Term Loan for €125.0 million under the secured credit facility. The Company designated the Euro Term Loan a hedge of the investment in a certain French business unit. The foreign currency gain or loss that is effective as a hedge is reported as a component of accumulated other comprehensive income in shareholders' equity. To the extent that this hedge is ineffective, the foreign currency gain or loss is recorded in earnings. There was no ineffectiveness in 2011. The gain or loss included in Accumulated Other Comprehensive Income will remain until the underlying investment in a certain French business unit is liquidated. The amount of foreign currency translation included in Accumulated Other Comprehensive Income was a gain of $5.1 million at October 28, 2011.

Interest Rate Risk Management
Depending on the interest rate environment, the Company may enter into interest rate swap agreements to convert the fixed interest rates on notes payable to variable interest rates or terminate any swap agreements in place. These interest rate swap agreements have been designated as fair value hedges. Accordingly, gain or loss on swap agreements as well as the offsetting loss or gain on the hedged portion of notes payable are recognized in interest expense during the period of the change in fair values. The Company attempts to manage exposure to counterparty credit risk by only entering into agreements with major financial institutions which are expected to be able to fully perform under the terms of the agreement.

In December 2010, the Company entered into an interest rate swap agreement for $75.0 million on the $175.0 million Senior Notes due in 2017. The swap agreement exchanged the fixed interest rate of 6.625% for a variable interest rate on the $75.0 million of the principal amount outstanding. The variable interest rate is based upon LIBOR plus 4.47% and was 4.90% at October 28, 2011.

In November 2010, the Company entered into an interest rate swap agreement for $100.0 million on the $175.0 million Senior Notes due in 2017. The swap agreement exchanged the fixed interest rate of 6.625% for a variable interest rate on the $100.0 million of the principal amount outstanding. The variable interest rate is based upon LIBOR plus 4.87% and was 5.29% at October 28, 2011.

In June 2009, the Company entered into an interest rate swap agreement on the $175.0 million Senior Subordinated Notes due in 2013. The swap agreement exchanged the fixed interest rate of 7.75% for a variable interest rate on the $175.0 million principal amount outstanding. The variable interest rate is based upon LIBOR plus 5.37% and was 5.61% at October 30, 2009. The swap was terminated in fourth quarter of fiscal 2010 upon the repayment of the $175.0 million Senior Subordinated Notes due in 2013.

A deferred gain of $3.7 million from terminated swap agreements was recognized in fiscal 2010 upon the repayment of the $175.0 million Senior Subordinated Notes due 2013. A loss on extinguishment of debt was recorded for $1.2 million, which includes the recognition of the previously deferred gains of $3.7 million.

Depending on the interest rate environment, the Company may enter into interest rate swap agreements to convert the variable interest rates on notes payable to fixed interest rates. These swap agreements are accounted for as cash flow hedges and the fair market value of the hedge instrument is included in Other Comprehensive Income.

The fair market value of the interest rate swaps was estimated by discounting expected cash flows using quoted market interest rates.

Foreign Currency Translation
Foreign currency assets and liabilities are translated into their U.S. dollar equivalents based on year end exchange rates. Revenue and expense accounts are translated at average exchange rates. Aggregate exchange gains and losses arising from the translation of foreign assets and liabilities are included in shareholders' equity as a component of comprehensive income. Accumulated gain on foreign currency translation adjustment was $68.6 million, $58.8 million and $53.2 million as of the fiscal years ended October 28, 2011, October 29, 2010, and October 30, 2009, respectively.

Foreign Currency Transaction Gains and Losses
Foreign currency transaction gains and losses are included in results of operations and are primarily the result of revaluing assets and liabilities denominated in a currency other than the functional currency, gains and losses on forward exchange contracts and the change in value of foreign currency embedded derivatives in backlog. These foreign currency transactions resulted in a $14.2 million gain in fiscal 2011, a $6.1 million gain in fiscal 2010, and a $12.6 million loss in fiscal 2009.

Cash Equivalents
Cash equivalents consist of highly liquid investments with original maturities of three months or less at the date of purchase. Fair value of cash equivalents approximates carrying value. Cash equivalents included $29.3 million and $28.8 million in cash for a letter of credit at October 28, 2011, and October 29, 2010, respectively.

Accounts Receivable
Accounts receivable are recorded at the net invoice price for sales billed to customers. Accounts receivable are considered past due when outstanding more than normal trade terms allow. An allowance for doubtful accounts is established when losses are expected to be incurred. Accounts receivable are written off to the allowance for doubtful accounts when the balance is considered to be uncollectible.

Inventories
Inventories are stated at the lower of cost or market using the first-in, first-out (FIFO) or average cost method. Inventory cost includes material, labor and factory overhead. The Company defers pre-production engineering costs as work-in-process inventory in connection with long-term supply arrangements that include contractual guarantees for reimbursement from the customer. Inventory cost adjustments are recorded when inventory is considered to be excess or obsolete based upon an analysis of actual on-hand quantities on a part level basis to forecasted product demand and historical usage.

Property, Plant and Equipment, and Depreciation
Property, plant and equipment is carried at cost and includes expenditures for major improvements. Depreciation is generally provided on the straight-line method based upon estimated useful lives ranging from 15 to 30 years for buildings

and 3 to 10 years for machinery and equipment. Depreciation expense was $42.5 million, $39.5 million, and $39.2 million for fiscal years 2011, 2010 and 2009, respectively. Assets under capital leases were $38.1 million at October 28, 2011, and $44.4 million at October 29, 2010. Amortization expense of assets accounted for as capital leases is included with depreciation expense. The fair value of liabilities related to the retirement of property is recorded when there is a legal or contractual obligation to incur asset retirement costs and the costs can be estimated. The Company records the asset retirement cost by increasing the carrying cost of the underlying property by the amount of the asset retirement obligation. The asset retirement cost is depreciated over the estimated useful life of the underlying property.

Debt Issuance Costs
Costs incurred to issue debt are deferred and amortized as interest expense over the term of the related debt using a method that approximates the effective interest method.

Long-lived Asset Impairments
The carrying amount of long-lived assets is reviewed periodically for impairment. An asset (other than goodwill and indefinite-lived intangible assets) is considered impaired when estimated future undiscounted cash flows are less than the carrying amount of the asset. In the event the carrying amount of such asset is not deemed recoverable, the asset is adjusted to its estimated fair value. Fair value is generally determined based upon estimated discounted future cash flows.

Goodwill and Intangibles
Goodwill is not amortized, but is tested for impairment at least annually. A reporting unit is generally defined at the operating segment level or at the component level one level below the operating segment, if said component constitutes a business. Goodwill is allocated to reporting units based upon the purchase price of the acquired unit, the valuation of acquired tangible and intangible assets, and liabilities assumed. When a reporting unit's carrying value exceeds its estimated fair value, an impairment test is required. This test involves allocating the fair value of the reporting unit to all of the assets and liabilities of that unit, with the excess of fair value over allocated net assets representing the fair value of goodwill. An impairment loss is measured as the amount by which the carrying value of goodwill exceeds the estimated fair value of goodwill.

Intangible assets are amortized over their estimated period of benefit, ranging from 2 to 20 years. Amortization expense is reflected in selling, general and administrative expense on the Consolidated Statement of Operations. The Company periodically evaluates the recoverability of intangible assets and takes into account events or circumstances that warrant revised estimates of useful lives or that indicate that an impairment exists.

Indefinite-lived intangible assets (other than goodwill) are tested annually for impairment or more frequently on an interim basis if circumstances require.

Environmental
Environmental exposures are provided for at the time they are known to exist or are considered probable and reasonably estimable. No provision has been recorded for environmental remediation costs which could result from changes in laws or other circumstances currently not contemplated by the Company. Costs provided for future expenditures on environmental remediation are not discounted to present value.

Pension Plan and Post-Retirement Benefit Plan Obligations
The Company accounts for pension expense using the end of the fiscal year as its measurement date. Management selects appropriate assumptions including discount rate, rate of increase in future compensation levels and assumed long-term rate of return on plan assets and expected annual increases in costs of medical and other health care benefits in regard to the Company's post-retirement benefit obligations. These assumptions are based upon historical results, the current economic environment and reasonable expectations of future events. Actual results which vary from assumptions are accumulated and amortized over future periods and, accordingly, are recognized in expense in these periods. Significant differences between our assumptions and actual experience or significant changes in assumptions could impact the pension costs and the pension obligation.

Share-Based Compensation
The Company measures the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award.

Product Warranties
Estimated product warranty expenses are recorded when the covered products are shipped to customers and recognized as revenue. Product warranty expense is estimated based upon the terms of the warranty program.

Income Taxes
The Company recognizes the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in our financial statements or tax returns.

Earnings Per Share
Basic earnings per share is computed on the basis of the weighted average number of common shares outstanding during the year. Diluted earnings per share also includes the dilutive effect of stock options. Common shares issuable from stock options that are excluded from the calculation of diluted earnings per share because they were anti-dilutive were 331,300, 50,984, and 1,385,596 for fiscal 2011, 2010 and 2009, respectively. The weighted average number of shares outstanding used to compute basic earnings per share was 30,509,000, 29,973,000, and 29,717,000 for fiscal years 2011, 2010 and 2009, respectively. The weighted average number of shares outstanding used to compute diluted earnings per share was 31,154,000, 30,477,000, and 29,951,000 for fiscal years 2011, 2010 and 2009, respectively.

Subsequent Events
The Company has evaluated subsequent events through the date the Consolidated Financial Statements were issued.

Recently Issued Accounting Standards
In September 2011, the Financial Accounting Standards Board (FASB) amended guidance related to the testing of goodwill for impairment. The revised standard is intended to reduce the cost and complexity of the annual goodwill impairment test by providing entities an option to perform a qualitative assessment to determine whether further impairment testing is necessary. The Company will adopt this guidance in the first quarter of 2012 and does not expect a significant impact to the Company's financial statements.

In June 2011, the FASB amended requirements for the presentation of other comprehensive income (OCI), requiring presentation of comprehensive income in either a single, continuous statement of comprehensive income or on separate but consecutive statements, the statement of operations and the statement of OCI. The amendment is effective for the Company at the beginning of fiscal year 2013, with early adoption permitted. The adoption of this guidance will not impact the Company's financial position, results of operations, or cash flows and will only impact the presentation of OCI on the financial statements.

In May 2011, the FASB amended the guidance regarding fair value measurement and disclosure. The amended guidance clarifies the application of existing fair value measurement and disclosure requirements. The amendment is effective for the Company at the beginning of fiscal 2012, with early adoption prohibited. The adoption of this amendment is not expected to materially affect the Company's financial statements.

NOTE 2: **Discontinued Operations**

On September 8, 2010, the Company sold Pressure Systems, Inc., which was included in the Sensors & Systems segment, for approximately $25.0 million, resulting in an after tax gain of $10.4 million. As a result, the consolidated income statement presents Pressure Systems, Inc. as discontinued operations.

On November 3, 2008, the Company sold U.K.-based Muirhead Aerospace Limited and Traxsys Input Products Limited, which were included in the Sensors & Systems segment, for approximately £40.0 million or $63.4 million, resulting in an after-tax gain of $12.6 million. As a result, the consolidated income statement presents Muirhead Aerospace Limited and Traxsys Input Products Limited as discontinued operations.

The operating results of the discontinued operations for fiscal year 2011, 2010 and 2009 consisted of the following:

In Thousands		2011		2010		2009
Sales	$	0	$	16,509	$	17,979
Income (loss) before taxes		(75)		16,960		29,071
Tax expense (benefit)		(28)		5,079		14,841
Income (loss) from discontinued operations	$	(47)	$	11,881	$	14,230

In fiscal 2009, the Company recorded an adjustment that resulted in a reclassification of $3,392,000 of tax benefits from discontinued operations to continued operations offset by a $1,026,000 tax expense to establish a valuation allowance for U.S. foreign tax credits that are not expected to result in a current or future reduction in U.S. income taxes.

NOTE 3: **Inventories**

Inventories at the end of fiscal 2011 and 2010 consisted of the following:

In Thousands		2011		2010
Raw materials and purchased parts	$	130,444	$	109,595
Work in process		168,934		73,336
Inventory costs under long-term contracts		18,990		26,256
Finished goods		84,180		53,186
	$	402,548	$	262,373

NOTE 4: **Goodwill**

The following table summarizes the changes in goodwill by segment for fiscal 2011 and 2010:

In Thousands		Avionics & Controls		Sensors & Systems		Advanced Materials		Total
Balance, October 30, 2009	$	427,978	$	92,622	$	216,208	$	736,808
Goodwill adjustments		1,007		0		0		1,007
Sale of businesses		0		(3,319)		0		(3,319)
Foreign currency translation adjustment		9,354		(1,914)		(2,206)		5,234
Balance, October 29, 2010		438,339		87,389		214,002		739,730
Goodwill from acquisitions		67,613		343,053		0		410,666
Foreign currency translation adjustment		7,556		5,203		570		13,329
Balance, October 28, 2011	$	513,508	$	435,645	$	214,572	$	1,163,725

NOTE 5: **Intangible Assets**

Intangible assets at the end of fiscal 2011 and 2010 were as follows:

		2011				2010			
In Thousands	Weighted Average Years Useful Life		Gross Carrying Amount		Accum. Amort.		Gross Carrying Amount		Accum. Amort.
Amortized Intangible Assets:									
Programs	15	$	728,433	$	157,383	$	442,104	$	120,220
Core technology	16		9,589		5,514		9,589		4,916
Patents and other	12		101,834		31,835		42,336		27,728
Total		$	839,856	$	194,732	$	494,029	$	152,864
Indefinite-lived Intangible Assets:									
Trademark		$	48,791			$	47,852		

Programs represent the valuation of systems or components sold under long-term supply agreements with aerospace companies, military contractors, and OEM manufacturers using similar technology. The valuation of the program includes the values of the program-specific technology, the backlog of contracts, and the relationship with customers which lead to potential future contracts. The valuation of the program is based upon its discounted cash flow at a market-based discount rate.

In fiscal 2009, management determined that a certain trade name useful life was no longer indefinite as a result of further integration of advanced sensors units and promotion of the Advanced Sensors brand name. An impairment test was required to be performed to value the trade name at fair value, which resulted in a $3.0 million impairment charge. The fair value of the trade name was determined by the relief-from-royalty method of the income approach. The remaining book value of the trade name will be amortized to expense over its five-year useful life.

Amortization of intangible assets was $40,539,000, $30,705,000, and $30,613,000 in fiscal years 2011, 2010, and 2009, respectively.

Estimated amortization expense related to intangible assets for each of the next five fiscal years is as follows:

In Thousands		
Fiscal Year		
2012	$	55,523
2013		54,940
2014		54,316
2015		53,230
2016		52,870

NOTE 6: **Accrued Liabilities**

Accrued liabilities at the end of fiscal 2011 and 2010 consisted of the following:

In Thousands		2011		2010
Payroll and other compensation	$	123,454	$	81,530
Commissions		5,675		4,873
Casualty and medical		13,435		14,605
Interest		6,599		6,370
Warranties		19,298		17,159
State and other tax accruals		5,383		4,785
Customer deposits		25,143		21,378
Deferred revenue		22,602		17,435
Contract reserves		13,050		13,218
Forward foreign exchange contracts		614		2,112
Unclaimed property – non-U.S.		11,861		11,530
Environmental reserves		4,426		2,713
Asset retirement obligations		308		1,645
Rent and future lease obligations		1,308		1,687
Other		17,266		14,054
	$	270,422	$	215,094

Accrued liabilities are recorded to reflect the Company's contractual obligations relating to warranty commitments to customers. Warranty coverage of various lengths and terms is provided to customers depending on standard offerings and negotiated contractual agreements. An estimate for warranty expense is recorded at the time of sale based on the length of the warranty and historical warranty return rates and repair costs.

Changes in the carrying amount of accrued product warranty costs are summarized as follows:

In Thousands		2011		2010
Balance, beginning of year	$	17,159	$	14,685
Warranty costs incurred		(4,583)		(4,478)
Product warranty accrual		7,239		8,488
Acquisitions		645		0
Release of reserves		(1,476)		(1,794)
Sale of businesses		0		(90)
Foreign currency translation adjustment		314		348
Balance, end of year	$	19,298	$	17,159

NOTE 7: **Retirement Benefits**

Approximately 41% of U.S. employees have a defined benefit earned under the Esterline pension plan.

Under the Esterline plan, pension benefits are based on years of service and five-year average compensation or the highest five consecutive years' compensation during the last ten years of employment. Esterline amended its defined benefit plan to add the cash balance formula with annual pay credits ranging from 2% to 6% effective January 1, 2003. Participants elected either to continue earning benefits under the current plan formula or to earn benefits under the cash balance formula. Effective January 1, 2003, all new participants are enrolled in the cash balance formula. Esterline also has an unfunded supplemental retirement plan for key executives providing for periodic payments upon retirement.

CMC sponsors defined benefit pension plans and other retirement benefit plans for its non-U.S. employees. Pension benefits are based upon years of service and final average salary. Other retirement benefit plans are non-contributory health care and life insurance plans.

The Company accounts for pension expense using the end of the fiscal year as its measurement date. In addition, the Company makes actuarially computed contributions to these plans as necessary to adequately fund benefits. The Company's funding policy is consistent with the minimum funding requirements of ERISA. The accumulated benefit obligation and projected benefit obligation for the Esterline plans are $242,163,000 and $250,136,000, respectively, with plan assets of $193,888,000 as of October 28, 2011. The underfunded status for the Esterline plans is $56,248,000 at October 28, 2011. Contributions to the Esterline plans totaled $24,556,000 and $13,910,000 in fiscal years 2011 and 2010, respectively. The expected funding requirement for fiscal 2012 for the U.S. pension plans maintained by Esterline is $21,235,000. The accumulated benefit obligation and projected benefit obligation for the CMC plans are $126,705,000 and $128,944,000, respectively, with plan assets of $103,737,000 as of October 28, 2011. The underfunded status for these CMC plans is $25,207,000 at October 28, 2011. Contributions to the CMC plans totaled $7,906,000 and $6,091,000 in fiscal 2011 and 2010, respectively. The expected funding requirement for fiscal 2012 for the CMC plans is $8,112,000.

Principal assumptions of the Esterline and CMC plans are as follows:

	Esterline Defined Benefit Pension Plans		CMC Defined Benefit Pension Plans	
	2011	**2010**	**2011**	**2010**
Principal assumptions as of fiscal year end:				
Discount Rate	5.0%	5.5%	5.0%	5.0%
Rate of increase in future compensation levels	4.5%	4.5%	3.1%	3.2%
Assumed long-term rate of return on plan assets	7.5%	8.0%	7.0%	7.0%

	Esterline Post-Retirement Benefit Plans		CMC Post-Retirement Benefit Plans	
	2011	**2010**	**2011**	**2010**
Principal assumptions as of fiscal year end:				
Discount Rate	5.0%	5.5%	5.0%	5.0%
Initial weighted average health care trend rate	6.0%	6.0%	3.7%	4.1%
Ultimate weighted average health care trend rate	6.0%	6.0%	3.2%	3.4%

The Company uses a discount rate for expected returns that is a spot rate developed from a yield curve established from high-quality corporate bonds and matched to plan-specific projected benefit payments. Although future changes to the discount rate are unknown, had the discount rate increased or decreased by 25 basis points, pension liabilities in total would have decreased $9.4 million or increased $11.3 million, respectively. If all other assumptions are held constant, the estimated effect on fiscal 2011 pension expense from a hypothetical 25 basis points increase or decrease in both the discount rate and expected long-term rate of return on plan assets would not have a material effect on our pension expense. Management is not aware of any legislative or other initiatives or circumstances that will significantly impact the Company's pension obligations in fiscal 2012.

The assumed health care trend rate has a significant impact on the Company's post-retirement benefit obligations. The Company's health care trend rate was based on the experience of its plan and expectations for the future. A 100 basis points increase in the health care trend rate would increase the post-retirement benefit obligation by $1.0 million. A 100 basis points decrease in the health care trend rate would decrease the post-retirement benefit obligation by $0.9 million. Assuming all other assumptions are held constant, the estimated effect on fiscal 2011 post-retirement benefit expense from a hypothetical 100 basis points increase or decrease in the health care trend rate would not have a material effect on our post-retirement benefit expense.

Plan assets are invested in a diversified portfolio of equity and debt securities, consisting primarily of common stocks, bonds and government securities. The objective of these investments is to maintain sufficient liquidity to fund current benefit payments and achieve targeted risk-adjusted returns. Management periodically reviews allocations of plan assets by investment type and evaluates external sources of information regarding the long-term historical returns and expected future returns for each investment type and, accordingly, the 7.5% to 7.0% assumed long-term rate of return on plan assets is considered to be appropriate. Allocations by investment type are as follows:

		Actual	
	Target	**2011**	**2010**
Plan assets allocation as of fiscal year end:			
Equity securities	55 – 75%	52.3%	57.0%
Debt securities	25 – 45%	38.7%	39.0%
Cash	0%	9.0%	4.0%
Total		100.0%	100.0%

The following table presents the fair value of the Company's Pension Plan assets as of October 28, 2011, by asset category segregated by level within the fair value hierarchy, as described in Note 8.

In Thousands	Fair Value Hierarchy		
	Level 1	Level 2	Total
Asset category:			
Equity Funds			
Registered Investments Company Funds – U.S. Equity	$ 47,444	$ 0	$ 47,444
Commingled Trust Funds – U.S. Equity	0	27,936	27,936
U.S. Equity Securities	25,729	0	25,729
Non-U.S. Equity Securities	21,444	0	21,444
Commingled Trust Fund – Non-U.S. Securities	0	34,707	34,707
Fixed Income Securities			
Registered Investments Company Funds – Fixed Income	31,790	0	31,790
Commingled Trust Fund – Fixed Income	0	38,070	38,070
Mortgage and Asset-backed	0	317	317
Non-U.S. Foreign Commercial and Government Bonds	46,410	0	46,410
Cash and Cash Equivalents	26,979	0	26,979
Total	$ 199,796	$ 101,030	$ 300,826

The following table presents the fair value of the Company's Pension Plan assets as of October 29, 2010, by asset category segregated by level within the fair value hierarchy, as described in Note 8.

In Thousands	Fair Value Hierarchy Level 1	Level 2	Total
Asset category:			
Equity Funds			
Registered Investments Company Funds – U.S. Equity	$ 44,705	$ 0	$ 44,705
Commingled Trust Funds – U.S. Equity	0	25,885	25,885
U.S. Equity Securities	24,113	0	24,113
Non-U.S. Equity Securities	21,932	0	21,932
Commingled Trust Fund – Non-U.S. Securities	0	35,545	35,545
Fixed Income Securities			
Registered Investments Company Funds – Fixed Income	28,075	0	28,075
Commingled Trust Fund – Fixed Income	0	33,413	33,413
Mortgage and Asset-backed	0	449	449
Non-U.S. Foreign Commercial and Government Bonds	43,797	0	43,797
Cash and Cash Equivalents	11,975	0	11,975
Total	$ 174,597	$ 95,292	$ 269,889

Valuation Techniques

Level 1 Equity Securities are actively traded on U.S. and non-U.S. exchanges and are either valued using the market approach at quoted market prices on the measurement date or at the net asset value of the shares held by plan on the measurement date based on quoted market prices.

Level 1 fixed income securities are primarily valued using the market approach at either quoted market prices, pricing models that use observable market data, or bids provided by independent investment brokerage firms.

Level 2 primarily consists of commingled trust funds that are primarily valued at the net asset value provided by the fund manager. Net asset value is based on the fair value of the underlying investments.

Cash and cash equivalents includes cash which is used to pay benefits and cash invested in a short-term investment fund that holds securities with values based on quoted market prices, but for which the funds are not valued on quoted market basis.

Net periodic pension cost for the Company's defined benefit plans at the end of each fiscal year consisted of the following:

In Thousands	Defined Benefit Pension Plans 2011	2010	2009	Post-Retirement Benefit Plans 2011	2010	2009
Components of Net Periodic Cost						
Service cost	$ 8,583	$ 7,370	$ 5,413	$ 447	$ 326	$ 366
Interest cost	19,044	18,950	19,151	754	785	773
Expected return on plan assets	(20,354)	(17,954)	(14,878)	0	0	0
Amortization of prior service cost	21	21	18	0	0	0
Amortization of actuarial (gain) loss	8,450	7,602	3,961	(17)	(78)	(90)
Net periodic cost	$ 15,744	$ 15,989	$ 13,665	$ 1,184	$ 1,033	$ 1,049

The funded status of the defined benefit pension and post-retirement plans at the end of fiscal 2011 and 2010 were as follows:

In Thousands	Defined Benefit Pension Plans 2011	Defined Benefit Pension Plans 2010	Post-Retirement Benefit Plans 2011	Post-Retirement Benefit Plans 2010
Benefit Obligations				
Beginning balance	$ 360,859	$ 313,071	$ 15,078	$ 12,891
Currency translation adjustment	3,697	5,111	384	498
Service cost	8,583	7,370	447	326
Interest cost	19,044	18,950	754	785
One-time charge benefit adjustment	0	646	0	(425)
Plan participants contributions	95	146	0	0
Amendment	0	0	(287)	0
Actuarial (gain) loss	18,490	35,117	(880)	1,774
Acquisitions	10,147	0	0	0
Benefits paid	(19,336)	(19,552)	(1,104)	(771)
Ending balance	$ 401,579	$ 360,859	$ 14,392	$ 15,078
Plan Assets – Fair Value				
Beginning balance	$ 269,889	$ 230,186	$ 291	$ 0
Currency translation adjustment	2,873	4,932	4	0
Realized and unrealized gain (loss) on plan assets	14,936	33,610	0	0
Acquisitions	0	0	0	0
Plan participants contributions	95	146	0	0
Company contribution	33,228	21,284	510	1,062
Expenses paid	(859)	(610)	0	0
Benefits paid	(19,336)	(19,659)	(805)	(771)
Ending balance	$ 300,826	$ 269,889	$ 0	$ 291
Funded Status				
Fair value of plan assets	$ 300,826	$ 269,889	$ 0	$ 291
Benefit obligations	(401,579)	(360,859)	(14,392)	(15,078)
Net amount recognized	$ (100,753)	$ (90,970)	$ (14,392)	$ (14,787)

In Thousands	Defined Benefit Pension Plans 2011	Defined Benefit Pension Plans 2010	Post-Retirement Benefit Plans 2011	Post-Retirement Benefit Plans 2010
Amount Recognized in the Consolidated Balance Sheet				
Current liability	$ (1,205)	$ (1,096)	$ (557)	$ (586)
Non-current liability	(99,548)	(89,874)	(13,835)	(14,201)
Net amount recognized	$ (100,753)	$ (90,970)	$ (14,392)	$ (14,787)
Amounts Recognized in Accumulated Other Comprehensive Income				
Net actuarial loss (gain)	$ 115,738	$ 99,469	$ (1,233)	$ (39)
Prior service cost	268	297	0	0
Transition asset (obligation)	0	0	0	0
Ending balance	$ 116,006	$ 99,766	$ (1,233)	$ (39)

The accumulated benefit obligation for all pension plans was $387,378,000 at October 28, 2011, and $349,489,000 at October 29, 2010.

Estimated future benefit payments expected to be paid from the plan or from the Company's assets are as follows:

In Thousands Fiscal Year	
2012	$ 24,047
2013	24,416
2014	25,519
2015	26,516
2016	27,529
2017 – 2021	167,627

Employees may participate in certain defined contribution plans. The Company's contribution expense under these plans totaled $8,203,000, $7,533,000, and $7,418,000 in fiscal 2011, 2010, and 2009, respectively.

NOTE 8: **Fair Value Measurements**

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value hierarchy has been established that prioritizes the inputs to valuation techniques used to measure fair value. An asset or liability's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The hierarchy of fair value measurements is described below:

- Level 1 – Valuations are based on quoted prices that the Company has the ability to obtain in actively traded markets for identical assets and liabilities. Since valuations are based on quoted prices that are readily and regularly available in an active market or exchange traded market, a valuation of these instruments does not require a significant degree of judgment.
- Level 2 – Valuations are based on quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.
- Level 3 – Valuations are based on model-based techniques for which some or all of the assumptions are obtained from indirect market information that is significant to the overall fair value measurement and which require a significant degree of management judgment.

The following table sets forth the Company's financial assets and liabilities that were measured at fair value on a recurring basis by level within the fair value hierarchy at the end of fiscal 2011 and 2010:

In Thousands	Level 2			
		2011		2010
Assets:				
Derivative contracts designated as hedging instruments	$	7,553	$	11,552
Derivative contracts not designated as hedging instruments	$	2,214	$	1,256
Embedded derivatives	$	38	$	23
Liabilities:				
Derivative contracts designated as hedging instruments	$	1,632	$	950
Derivative contracts not designated as hedging instruments	$	1,070	$	782
Embedded derivatives	$	895	$	1,815

In Thousands	Level 3			
		2011		2010
Liabilities:				
Contingent purchase obligation	$	13,350	$	0

The Company's embedded derivatives are the result of entering into sales or purchase contracts that are denominated in a currency other than the Company's functional currency or the supplier's or customer's functional currency. The fair value is determined by calculating the difference between quoted exchange rates at the time the contract was entered into and the period-end exchange rate. These contracts are categorized as Level 2 in the fair value hierarchy.

The Company's derivative contracts consist of foreign currency exchange contracts and interest rate swap agreements. These derivative contracts are over the counter and their fair value is determined using modeling techniques that include market inputs such as interest rates, yield curves, and currency exchange rates. These contracts are categorized as Level 2 in the fair value hierarchy.

The Company's contingent purchase obligation consists of up to $14.0 million of additional consideration in connection with the acquisition of Eclipse. The contingent consideration will be paid to the seller if certain performance objectives are met over the three-year period. The value recorded on the balance sheet was derived from the estimated probability that the performance objective will be met by the end of the three-year period. The contingent purchase obligation is categorized as Level 3 in the fair value hierarchy. There were no Level 3 assets at October 29, 2010.

NOTE 9: **Derivative Financial Instruments**

The Company uses derivative financial instruments in the form of foreign currency forward exchange contracts and interest rate swap contracts for the purpose of minimizing exposure to changes in foreign currency exchange rates on business transactions and interest rates, respectively. The Company's policy is to execute such instruments with banks the Company believes to be credit worthy and not to enter into derivative financial instruments for speculative purposes. These derivative financial instruments do not subject the Company to undue risk, as gains and losses on these instruments generally offset gains and losses on the underlying assets, liabilities, or anticipated transactions that are being hedged.

All derivative financial instruments are recorded at fair value in the Consolidated Balance Sheet. For a derivative that has not been designated as an accounting hedge, the change in the fair value is recognized immediately through earnings. For a derivative that has been designated as an accounting hedge of an existing asset or liability (a fair value hedge), the change in the fair value of both the derivative and underlying asset or liability is recognized immediately through earnings. For a derivative designated as an accounting hedge of an anticipated transaction (a cash flow hedge), the change in the fair value is recorded on the Consolidated Balance Sheet in Accumulated Other Comprehensive Income (AOCI) to the extent the derivative is effective in mitigating the exposure related to the anticipated transaction. The change in the fair value related to the ineffective portion of the hedge, if any, is immediately recognized in earnings. The amount recorded within AOCI is reclassified into earnings in the same period during which the underlying hedged transaction affects earnings.

The fair values of derivative instruments are presented on a gross basis, as the Company does not have any derivative contracts which are subject to master netting arrangements. The Company does not have any derivative instruments with credit-risk-related contingent features or that required the posting of collateral as of October 28, 2011. The cash flows from derivative contracts are recorded in operating activities in the Consolidated Statement of Cash Flows.

Foreign Currency Forward Exchange Contracts
The Company transacts business in various foreign currencies which subjects the Company's cash flows and earnings to exposure related to changes in foreign currency exchange rates. These exposures arise primarily from purchases or sales of products and services from third parties. Foreign currency forward exchange contracts provide for the purchase or sale of foreign currencies at specified future dates at specified exchange rates and are used to offset changes in the fair value of certain assets or liabilities or forecasted cash flows resulting from transactions denominated in foreign currencies. As of October 28, 2011, and October 29, 2010, the Company had outstanding foreign currency forward exchange contracts principally to sell U.S. dollars with notional amounts of $431.2 million and $245.5 million, respectively. These notional values consist primarily of contracts for the European euro, British pound sterling and Canadian dollar, and are stated in U.S. dollar equivalents at spot exchange rates at the respective dates.

Interest Rate Swaps
The Company manages its exposure to interest rate risk by maintaining an appropriate mix of fixed and variable rate debt, which over time should moderate the costs of debt financing. When considered necessary, the Company may use financial instruments in the form of interest rate swaps to help meet this objective. In November 2010, the Company entered into an interest rate swap agreement for $100.0 million on the $175.0 million Senior Notes due in 2017. The swap agreement exchanged the fixed interest rate of 6.625% for a variable interest rate on the $100.0 million of the principal amount outstanding. The variable interest rate is based upon LIBOR plus 4.865% and was 5.293% at October 28, 2011. The fair value of the Company's interest rate swap was a $0.1 million asset at October 28, 2011, and was estimated by discounting expected cash flows using market interest rates. The Company records interest receivable and interest payable on interest rate swaps on a net basis. In December 2010, the Company entered into an interest rate swap agreement for $75.0 million on the $175.0 million Senior Notes due in 2017. The swap agreement exchanged the fixed interest rate of 6.625% for a variable interest rate on the $75.0 million of the principal amount outstanding. The variable interest rate is based upon LIBOR plus 4.47% and was 4.898% at October 28, 2011. The fair value of the Company's interest rate swap was a $1.2 million asset at October 28, 2011, and was estimated by discounting expected cash flows using market interest rates. The Company recognized a net interest receivable of $0.4 million at October 28, 2011.

Embedded Derivative Instruments
The Company's embedded derivatives are the result of entering into sales or purchase contracts that are denominated in a currency other than the Company's functional currency or the supplier's or customer's functional currency.

Net Investment Hedge
In July 2011, the Company entered into a Euro Term Loan for €125.0 million under the secured credit facility. The Company designated the Euro Term Loan a hedge of the investment in a certain French business unit. The foreign currency gain or loss that is effective as a hedge is reported as a component of other comprehensive income in shareholders' equity. To the extent that this hedge is ineffective, the foreign currency gain or loss is recorded in earnings. There was no ineffectiveness.

Fair Value of Derivative Instruments
Fair values of derivative instruments in the Consolidated Balance Sheet at the end of fiscal 2011 and 2010 consisted of:

In Thousands	Classification	Fair Value 2011	Fair Value 2010
Foreign Currency Forward Exchange Contracts:	Other current assets	$ 7,092	$ 11,218
	Other assets	1,321	1,590
	Accrued liabilities	1,606	1,563
	Other liabilities	1,096	169
Embedded Derivative Instruments:	Other current assets	$ 38	$ 23
	Accrued liabilities	82	189
	Other liabilities	813	1,626
Interest Rate Swap:	Long-term debt, net of current maturities	$ 1,354	$ 0

The effect of derivative instruments on the Consolidated Statement of Operations for fiscal 2011 and 2010 consisted of:

In Thousands	Location of Gain (Loss)		2011		2010
Fair Value Hedges:					
Interest rate swap contracts	Interest Expense	$	2,547	$	2,772
Interest rate swap contracts	Loss on Early Extinguishment of Debt	$	0	$	3,744
Embedded derivatives	Sales	$	929	$	(1,476)
Cash Flow Hedges:					
Foreign currency forward exchange contracts:					
Amount of (loss) gain recognized in AOCI (effective portion)	AOCI	$	(18,307)	$	(13,495)
Amount of gain (loss) reclassified from AOCI into income	Sales	$	10,092	$	11,042
Net Investment Hedges:					
Euro term loan	AOCI	$	5,054	$	0

During fiscal years 2011 and 2010, the Company recorded losses of $0.3 million and $0.1 million on foreign currency forward exchange contracts that have not been designated as an accounting hedge, respectively. These foreign currency exchange gains are included in selling, general and administrative expense.

There was no significant impact to the Company's earnings related to the ineffective portion of any hedging instruments during fiscal years 2011 and 2010. In addition, there was no significant impact to the Company's earnings when a hedged firm commitment no longer qualified as a fair value hedge or when a hedged forecasted transaction no longer qualified as a cash flow hedge during fiscal years 2011 and 2010.

Amounts included in AOCI are reclassified into earnings when the hedged transaction settles. The Company expects to reclassify approximately $4.3 million of net gain into earnings over the next 12 months. The maximum duration of a foreign currency cash flow hedge contract at October 28, 2011, is 23 months.

NOTE 10: **Income Taxes**

Income tax expense from continuing operations for each of the fiscal years consisted of:

In Thousands		2011		2010		2009
Current						
U.S. Federal	$	14,817	$	16,787	$	11,653
State		2,994		2,781		1,043
Foreign		19,472		14,933		11,321
		37,283		34,501		24,017
Deferred						
U.S. Federal		8,332		1,188		(5,514)
State		205		(480)		20
Foreign		(20,882)		(10,705)		(5,974)
		(12,345)		(9,997)		(11,468)
Income tax expense	$	24,938	$	24,504	$	12,549

U.S. and foreign components of income from continuing operations before income taxes for each of the fiscal years were:

In Thousands		2011		2010		2009
U.S.	$	110,798	$	71,980	$	75,287
Foreign		47,684		82,769		43,047
Income from continuing operations, before income taxes	$	158,482	$	154,749	$	118,334

Primary components of the Company's deferred tax assets (liabilities) at the end of the fiscal year resulted from temporary tax differences associated with the following:

In Thousands	2011	2010
Reserves and liabilities	$ 45,526	$ 37,395
NOL carryforwards (net of valuation allowances of $0.3 million and $5.4 million at fiscal year end 2011 and 2010, respectively)	247	1,302
Tax credit carryforwards (net of valuation allowance of $1.4 million and $1.6 million at fiscal year end 2011 and 2010, respectively)	26,237	27,931
Employee benefits	13,500	12,176
Retirement benefits	19,629	29,959
Non-qualified stock options	10,977	9,943
Other	3,560	2,039
Total deferred tax assets	119,676	120,745
Depreciation and amortization	(22,382)	(12,173)
Intangibles and amortization	(207,619)	(106,507)
Deferred costs	(6,216)	(8,408)
Hedging activities	(1,007)	(2,171)
Other	(2,843)	(561)
Total deferred tax liabilities	(240,067)	(129,820)
Net deferred tax liabilities	$ (120,391)	$ (9,075)

During fiscal 2011, approximately $5.2 million of unrecognized tax benefits associated with research and experimentation tax credits and operating losses were recognized as a result of settlement of examinations and the expiration of statute of limitations. The tax credit carryforward of $1.4 million will expire in 2018. During fiscal 2010, approximately $6.8 million of unrecognized foreign tax benefits associated with losses on the disposition of assets were released as a result of the expiration of a statute of limitations and the settlement of examinations.

The Company operates in numerous taxing jurisdictions and is subject to regular examinations by various U.S. federal, state and foreign jurisdictions for various tax periods. Additionally, the Company has retained tax liabilities and the rights to tax refunds in connection with various acquisitions and divestitures of businesses in prior years. The Company's income tax positions are based on research and interpretations of income tax laws and rulings in each of the jurisdictions in which the Company does business. Due to the subjectivity and complexity of the interpretations of the tax laws and rulings in each jurisdiction, the differences and interplay in the tax laws between those jurisdictions as well as the inherent uncertainty in estimating the final resolution of complex tax audit matters, the Company's estimates of income tax liabilities and assets may differ from actual payments, assessments or refunds.

Management believes that it is more likely than not that the Company will realize the current and long-term deferred tax assets as a result of future taxable income. Significant factors management considered in determining the probability of the realization of the deferred tax assets include the reversal of deferred tax liabilities, the Company's historical operating results and expected future earnings. Accordingly, no valuation allowance has been recorded on the deferred tax assets other than certain net operating losses and foreign tax credits. Both the net operating losses and the foreign tax credits begin to expire in 2018.

The U.S. and various state and foreign income tax returns are open to examination and presently several foreign income tax returns are under examination. Such examinations could result in challenges to tax positions taken and, accordingly, the Company may record adjustments to provisions based on the outcomes of such matters. However, the Company believes that the resolution of these matters, after considering amounts accrued, will not have a material adverse effect on its consolidated financial statements.

The incremental tax benefit received by the Company upon exercise of non-qualified employee stock options was $1.8 million, $3.5 million, and $0.1 million in fiscal 2011, 2010, and 2009, respectively.

A reconciliation of the U.S. federal statutory income tax rate to the effective income tax rate for each of the fiscal years was as follows:

	2011	2010	2009
U.S. statutory income tax rate	35.0%	35.0%	35.0%
State income taxes	1.4	1.2	0.6
Foreign taxes	(10.8)	(10.3)	(16.0)
Domestic manufacturing deduction	(1.3)	(0.7)	(1.2)
Research & development credits	(5.5)	(3.3)	(6.1)
Net change in tax reserves	(2.4)	(4.3)	1.0
Suspended losses	0.0	0.0	(5.6)
U.S. tax on foreign income	0.0	0.0	6.6
U.S. foreign tax credits	0.0	0.0	(6.7)
Valuation allowance	(3.0)	(1.6)	2.3
Change in foreign tax rates	(2.2)	(1.1)	0.0
Acquisition and organizational restructuring	3.0	0.0	0.0
Other, net	1.5	0.9	0.7
Effective income tax rate	15.7%	15.8%	10.6%

No provision for federal income taxes has been made on accumulated earnings of foreign subsidiaries, since such earnings are considered indefinitely reinvested. The amount of undistributed foreign earnings which are considered to be indefinitely reinvested at October 28, 2011, is $369.6 million. Furthermore, with respect to the requirements of ASC 740-30-50-2(c), the Company determined it was not practical to estimate the deferred taxes on these earnings. The amount of deferred income taxes is not practical to compute due to the complexity of the Company's international holding company structure, layers of regulatory requirements that have to be evaluated to determine the amount of allowable dividends, numerous potential repatriation scenarios that could be created to facilitate the repatriation of earnings to the U.S., and the complexity of computing foreign tax credits.

In accordance with ASC 805, formerly Financial Accounting Standard 141(R), "Business Combinations," the Company adopted the provisions related to accounting for business combination transactions at the beginning of fiscal year 2010. Changes in tax uncertainties established at an acquisition date are accounted for as adjustments to tax expense, rather than an adjustment to goodwill. Approximately $5.2 million of income tax benefit associated with the release of unrecognized tax benefits related to an acquired business was recognized in fiscal 2011.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

In Thousands		Total
Unrecognized tax benefits as of October 29, 2010	$	15,248
Unrecognized gross benefit change:		
Gross increases due to prior-period adjustments		392
Gross (decrease) due to prior-period adjustments		0
Gross increases due to current-period adjustment		1,610
Gross (decrease) due to current-period adjustment		0
Gross (decrease) due to settlements with taxing authorities		(6,095)
Gross (decrease) due to a lapse with taxing authorities		(247)
Total change in unrecognized gross benefit	$	(4,340)
Unrecognized tax benefits as of October 28, 2011	$	10,908
Unrecognized tax benefits that, if recognized, would impact the effective tax rate	$	10,908
Statement of operations:		
Total amount of interest income (expense) included in income tax expense	$	(576)
Recognized in the statement of financial position:		
Total amount of accrued interest included in income taxes payable	$	1,437

During the next 12 months, it is reasonably possible that approximately $0.8 million of previously unrecognized tax benefits related to operating losses and tax credits could decrease as a result of settlement of examinations and/or the expiration of statutes of limitations. The Company recognizes interest related to unrecognized tax benefits in income tax expense.

The Company is no longer subject to income tax examinations by tax authorities in its major tax jurisdictions as follows:

Tax Jurisdiction	Years No Longer Subject to Audit
U.S. Federal	2005 and prior
Canada	2004 and prior
France	2007 and prior
Germany	2009 and prior
United Kingdom	2008 and prior

NOTE 11: **Debt**

Long-term debt at the end of fiscal 2011 and 2010 consisted of the following:

In Thousands	2011	2010
U.S. credit facility	$ 360,000	$ 0
7.00% Senior Notes, due August 2020	250,000	250,000
U.S. term loan, due March 2012	0	120,313
Euro term loan, due March 2016	162,725	0
6.625% Senior Notes, due March 2017	175,000	175,000
Obligations under Capital Leases	45,184	44,368
Other	38,714	21,937
	1,031,623	611,618
Less current maturities	11,595	12,646
Carrying amount of long-term debt	$ 1,020,028	$ 598,972

Long-term debt

In March 2011, the Company entered into a secured credit facility for $460 million made available through a group of banks. The credit facility is secured by substantially all of the Company's assets and interest is based on standard inter-bank offering rates. The credit facility expires in March 2016. The interest rate will range from LIBOR plus 1.5% to LIBOR plus 2.25% depending on the leverage ratios at the time the funds are drawn. At October 28, 2011, the Company had $360.0 million outstanding under the secured credit facility at an interest rate of LIBOR plus 1.75% or 2.0%. An additional $32,460,000 of unsecured foreign currency credit facilities have been extended by foreign banks for a total of $492,460,000 available companywide. Available credit under the above credit facilities was $122,369,000 at fiscal 2011 year end, when reduced by outstanding borrowings of $365,000,000 and letters of credit of $5,091,000.

In July 2011, the Company amended the secured credit facility to provide for a new €125.0 million term loan (Euro Term Loan). The interest rate on the Euro Term Loan will range from Euro LIBOR plus 1.5% to Euro LIBOR plus 2.25% depending on the leverage ratios at the time the funds are drawn. At October 28, 2011, the Company had €115.0 million outstanding or $162.7 million under the Euro Term Loan at an interest rate of Euro LIBOR plus 1.75% or 3.06%. The loan amortizes at 1.25% of the original principal balance quarterly through March 2016, with the remaining balance due in July 2016.

On August 2, 2010, the Company issued $250.0 million in 7% Senior Notes due 2020 and requiring semi-annual interest payments in March and September of each year until maturity. The net proceeds from the sale of the notes, after deducting $4.4 million of debt issuance cost, were $245.6 million. The Senior Notes are general unsecured senior obligations of the Company. The Senior Notes are guaranteed, jointly and severally on a senior basis, by all the existing and future domestic subsidiaries of the Company unless designated as an "unrestricted subsidiary," and those foreign subsidiaries that executed related subsidiary guarantees under the indenture covering the Senior Notes. The Senior Notes are subject to redemption at the option of the Company at any time prior to August 1, 2015, at a price equal to 100% of the principal amount, plus any accrued interest to the date of redemption and a make-whole provision. In addition, before August 1, 2013, the Company may redeem up to 35% of the principal amount at 107.000% plus accrued interest with proceeds of one or more Public Equity Offerings. The Senior Notes are also subject to redemption at the option of the Company, in whole or in part, on or after August 1, 2015, at redemption prices starting at 103.500% of the principal amount plus accrued interest during the period beginning August 1, 2015, and declining annually to 100% of principal and accrued interest on or after August 1, 2018.

On March 1, 2007, the Company issued $175.0 million in 6.625% Senior Notes due March 1, 2017, and requiring semi-annual interest payments in March and September of each year until maturity. The Senior Notes are general unsecured senior obligations of the Company. The Senior Notes are guaranteed, jointly and severally on a senior basis, by all the existing and future domestic subsidiaries of the Company unless designated as an "unrestricted subsidiary," and those foreign subsidiaries that executed related subsidiary guarantees under the indenture covering the Senior Notes. The Senior Notes are subject to redemption at the option of the Company at any time prior to March 1, 2012, at a price equal to 100% of the principal amount, plus any accrued interest to the date of redemption and a make-whole provision. The Senior Notes are also subject to redemption at the option of the Company, in whole or in part, on or after March 1, 2012, at redemption prices starting at 103.3125% of the principal amount plus accrued interest during the period beginning March 1, 2007, and declining annually to 100% of principal and accrued interest on or after March 1, 2015.

In November 2010, the Company entered into an interest rate swap agreement for $100.0 million on the $175.0 million Senior Notes due in 2017. The swap agreement exchanged the fixed interest rate of 6.625% for a variable interest rate, LIBOR plus 4.865%. The fair value of the Company's interest rate swap was a $126,000 asset at October 28, 2011.

In December 2010, the Company entered into an interest rate swap agreement for $75.0 million on the $175.0 million Senior Notes due in 2017. The swap agreement exchanged the fixed interest rate of 6.625% for a variable interest rate, LIBOR plus 4.47%. The fair value of the Company's interest rate swap was a $1,228,000 asset at October 28, 2011.

On August 2, 2010, the Company repurchased approximately $157.6 million of the Senior Subordinated Notes due in 2013 under a cash tender offer. The remaining $17.4 million of Senior Subordinated Notes due in 2013 were redeemed on September 9, 2010. A loss on extinguishment of debt of $1.2 million was recorded, which includes recognizing previously recorded deferred gains on terminated interest rate swaps of $3.7 million.

Capital leases
In fiscal 2008, the Company entered into a land and building lease for a 216,000 square-foot manufacturing facility for a control systems operation. The land and building lease has a fixed term of 30 years and includes an option to purchase the building at fair market value five years after construction is complete. The expected minimum lease payments include a 2% minimum annual rent increase. At October 28, 2011, the amount recorded as a capitalized lease obligation is $31.9 million. The imputed interest rate is 8.2%.

In fiscal 2009, the Company amended the building lease for an interface technologies facility to extend the term of the lease to 2027. At October 28, 2011, the amount recorded as a capitalized lease obligation is $12.4 million. The imputed interest rate is 6.4%.

As of October 28, 2011, maturities of long-term debt and future non-cancelable minimum lease payments under capital lease obligations were as follows:

In Thousands

Fiscal Year	Debt	Capital Leases
2012	$ 11,496	$ 4,025
2013	9,006	4,447
2014	8,881	4,326
2015	8,844	4,387
2016	487,349	4,273
2017 and thereafter	460,863	96,566
	$ 986,439	$ 118,024
Less: amount representing interest		72,840
Total principal payments		$ 45,184

A number of underlying agreements contain various covenant restrictions which include maintenance of net worth, payment of dividends, interest coverage, and limitations on additional borrowings. The Company was in compliance with these covenants at October 28, 2011.

Subsequent to year end, the Company has paid down $20,000,000 on the U.S. credit facility and $5,000,000 on the foreign credit facility.

NOTE 12: **Commitments and Contingencies**

Rental expense for operating leases for engineering, selling, administrative and manufacturing totaled $14,208,000, $14,498,000, and $16,166,000 in fiscal years 2011, 2010, and 2009, respectively.

At October 28, 2011, the Company's rental commitments for noncancelable operating leases with a duration in excess of one year were as follows:

In Thousands

Fiscal Year		
2012	$	15,084
2013		12,074
2014		9,998
2015		7,084
2016		5,494
2017 and thereafter		15,351
	$	65,085

The Company receives government funding under the Technology Partnership Canada program to assist in the development of certain new products. The amounts are reimbursable through royalties on future revenues derived from funded products if and when they are commercialized.

The Company is subject to purchase obligations for goods and services. The purchase obligations include amounts under legally enforceable agreements for goods and services with defined terms as to quantity, price and timing of delivery. As of October 28, 2011, the Company's purchase obligations were as follows:

In Thousands

	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Purchase obligations	$ 696,692	$ 654,996	$ 39,154	$ 1,847	$ 695

The Company is a party to various lawsuits and claims, both as plaintiff and defendant, and has contingent liabilities arising from the conduct of business, none of which, in the opinion of management, is expected to have a material effect on the Company's financial position or results of operations. The Company believes that it has made appropriate and adequate provisions for contingent liabilities.

The California Attorney General's office filed a complaint against Kirkhill-TA, a subsidiary included in our Advanced Materials segment, with the Superior Court of California, Orange County, on behalf of California and the Santa Ana Regional Water Quality Control Board (Board) regarding discharge of industrial waste water from its Brea, California, facility into Fullerton Creek and Craig Lake. The Company reached a settlement with the Board of $1.9 million, including legal costs, in 2011. The full amount is recorded on the balance sheet as an accrued liability.

Approximately 543 U.S.-based employees or 12% of total U.S.-based employees were represented by various labor unions. The Company's European operations are subject to national trade union agreements and to local regulations governing employment.

NOTE 13: **Employee Stock Plans**

The Company has three share-based compensation plans, which are described below. The compensation cost that has been charged against income for those plans for fiscal 2011, 2010, and 2009 was $7.9 million, $7.1 million, and $7.3 million, respectively. The total income tax benefit recognized in the income statement for the share-based compensation arrangement for fiscal 2011, 2010, and 2009 was $2.7 million, $2.2 million, and $2.3 million, respectively.

Employee Stock Purchase Plan
The Company offers an employee stock purchase plan to its employees. The plan qualifies as a noncompensatory employee stock purchase plan under Section 423 of the Internal Revenue Code. Employees are eligible to participate through payroll deductions subject to certain limitations.

The plan is as a safe harbor design where shares are purchased by participants at 95% of the fair market value on the purchase date and, therefore, compensation cost is not recorded. During fiscal 2011, employees purchased 25,929 shares at a fair market value price of $70.36 per share. At the end of fiscal 2011, the Company had reserved 179,500 shares for issuance under its employee share-save scheme for U.K. employees, leaving a balance of 759,420 shares available for issuance in the future. As of October 28, 2011, deductions aggregating $640,721 were accrued for the purchase of shares on December 15, 2011.

The fair value of the awards under the employee stock purchase plan was estimated using a Black-Scholes pricing model which uses the assumptions noted in the following table. The Company uses historical data to estimate volatility of the Company's common stock. The risk-free rate for the contractual life of the option is based on the U.S. Treasury zero coupon issues in effect the time of grant.

	2009
Volatility	33.8%
Risk-free interest rate	3.32%
Expected life (months)	6
Dividends	0

Employee Share-Save Scheme
In 2009, the Company began offering shares under its employee share-save scheme for U.K. employees. This plan allows participants the option to purchase shares at 95% of the market price of the stock as of the beginning of the offering period. The term of these options is three years. The share-save scheme is not a "safe-harbor" design, and, therefore, compensation cost is recognized on this plan.

Under the employee share-save scheme, option exercise prices are equal to the fair market value of the Company's common stock on the date of grant. The Company granted 9,956, 10,133 and 164,199 options in fiscal 2011, 2010, and 2009, respectively. The weighted-average grant date fair value of options granted in fiscal 2011 was $26.14 per share.

The fair value of the awards under the employee share-save scheme was estimated using a Black-Scholes pricing model which uses the assumptions noted in the following table. The risk-free rate for the contractual life of the option is based on the U.S. Treasury zero coupon issues in effect the time of grant.

	2011	**2010**	**2009**
Volatility	51.10%	51.61%	50.08%
Risk-free interest rate	0.98%	1.34%	0.58%
Expected life (years)	3	3	3
Dividends	0	0	0

Equity Incentive Plan
The Company also provides a nonqualified stock option plan (equity incentive plan) for officers and key employees. At the end of fiscal 2011, the Company had 2,769,710 shares reserved for issuance to officers and key employees, of which 934,810 shares were available to be granted in the future.

The Board of Directors authorized the Compensation Committee to administer awards granted under the equity incentive plan, including option grants, and to establish the terms of such awards. Awards under the equity incentive plan may be granted to eligible employees of the Company over the 10-year period ending March 3, 2014. Options granted become exercisable ratably over a period of four years following the date of grant and expire on the tenth anniversary of the grant. Option exercise prices are equal to the fair market value of the Company's common stock on the date of grant. The weighted-average grant date fair value of the options granted in fiscal 2011 and 2010 was $32.51 per share and $21.45 per share, respectively.

The fair value of each option granted by the Company was estimated using a Black-Scholes pricing model which uses the assumptions noted in the following table. The Company uses historical data to estimate volatility of the Company's common stock and option exercise and employee termination assumptions. The range of the expected term reflects the results from certain groups of employees exhibiting different behavior. The risk-free rate for the periods within the contractual life of the grant is based upon the U.S. Treasury zero coupon issues in effect at the time of the grant.

	2011	2010	2009
Volatility	40.8 – 42.8%	43.0 – 43.2%	36.8 – 43.1%
Risk-free interest rate	2.02 – 3.64%	2.42 – 4.00%	1.43 – 3.12%
Expected life (years)	4.5 – 9.5	4.5 – 9.5	4.5 – 9.5
Dividends	0	0	0

The following table summarizes the changes in outstanding options granted under the Company's stock option plans:

	2011		2010		2009	
	Shares Subject to Option	Weighted Average Exercise Price	Shares Subject to Option	Weighted Average Exercise Price	Shares Subject to Option	Weighted Average Exercise Price
Outstanding, beginning of year	1,838,950	$ 39.31	1,960,775	$ 35.54	1,665,925	$ 36.75
Granted	331,300	67.03	359,800	41.83	429,400	31.69
Exercised	(295,175)	37.03	(455,700)	24.96	(25,100)	13.61
Cancelled	(40,175)	41.69	(25,925)	41.37	(109,450)	43.90
Outstanding, end of year	1,834,900	$ 44.63	1,838,950	$ 39.31	1,960,775	$ 35.54
Exercisable, end of year	994,950	$ 39.85	956,350	$ 38.73	1,121,725	$ 32.76

The aggregate intrinsic value of the option shares outstanding and exercisable at October 28, 2011, was $26.1 million and $17.1 million, respectively.

The number of option shares vested or that are expected to vest at October 28, 2011, was 1.7 million and the aggregate intrinsic value was $24.9 million. The weighted average exercise price and weighted average remaining contractual term of option shares vested or that are expected to vest at October 28, 2011, was $44.35 and 6.5 years, respectively. The weighted-average remaining contractual term of option shares currently exercisable is 5.3 years as of October 28, 2011.

The table below presents stock activity related to stock options exercised in fiscal 2011 and 2010:

In Thousands	2011	2010
Proceeds from stock options exercised	$ 11,710	$ 11,399
Tax benefits related to stock options exercised	$ 1,830	$ 3,488
Intrinsic value of stock options exercised	$ 9,940	$ 12,376

Total unrecognized compensation expense for options that have not vested as of October 28, 2011, is $7.8 million, which will be recognized over a weighted average period of 1.9 years. The total fair value of option shares vested during the year ended October 28, 2011, was $5.5 million.

The following table summarizes information for stock options outstanding at October 28, 2011:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Shares	Weighted Average Remaining Life (years)	Weighted Average Price	Shares	Weighted Average Price
$ 15.82 – 38.00	450,950	6.24	$ 30.24	261,050	$ 29.36
38.01 – 40.00	406,625	4.56	38.93	402,625	38.93
40.01 – 42.40	309,250	8.00	41.23	76,825	41.24
42.41 – 55.00	336,775	5.79	51.85	254,450	51.63
55.01 – 79.90	331,300	9.28	67.03	0	0.00

NOTE 14: **Capital Stock**

The authorized capital stock of the Company consists of 25,000 shares of preferred stock ($100 par value), 475,000 shares of serial preferred stock ($1.00 par value), each issuable in series, and 60,000,000 shares of common stock ($.20 par value). At the end of fiscal 2011, there were no shares of preferred stock or serial preferred stock outstanding.

Effective December 5, 2002, the Board of Directors adopted a Shareholder Rights Plan, providing for the distribution of one Series B Serial Preferred Stock Purchase Right (Right) for each share of common stock held as of December 23, 2002. Each Right entitles the holder to purchase one one-hundredth of a share of Series B Serial Preferred Stock at an exercise price of $161.00, as may be adjusted from time to time.

The Right to purchase shares of Series B Serial Preferred Stock is triggered once a person or entity (together with such person's or entity's affiliates) beneficially owns 15% or more of the outstanding shares of common stock of the Company (such person or entity, an Acquiring Person). When the Right is triggered, the holder may purchase one one-hundredth of a share of Series B Serial Preferred Stock at an exercise price of $161.00 per share. If after the Rights are triggered, (i) the Company is the surviving corporation in a merger or similar transaction with an Acquiring Person, (ii) the Acquiring Person beneficially owns more than 15% of the outstanding shares of common stock or (iii) the Acquiring Person engages in other "self-dealing" transactions, holders of the Rights can elect to purchase shares of common stock of the Company with a market value of twice the exercise price. Similarly, if after the Rights are triggered, the Company is not the surviving corporation of a merger or similar transaction or the Company sells 50% or more of its assets to another person or entity, holders of the Rights may elect to purchase shares of common stock of the surviving corporation or that person or entity who purchased the Company's assets with a market value of twice the exercise price.

NOTE 15: **Acquisitions**

On July 26, 2011, the Company acquired the Souriau Group (Souriau) for approximately $726.7 million, including cash of $17.8 million. Souriau is a leading global supplier of highly engineered connectors for harsh environments serving aerospace, defense & space, power generation, rail, and industrial equipment markets. Souriau is included in the Sensors & Systems segment.

The following summarizes the allocation of the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition. The allocation of the purchase price is preliminary. Differences between the preliminary and final purchase price allocation could be material. We have not completed our analysis estimating the fair value of property, plant and equipment, intangible assets, income tax liabilities and certain contingent liabilities. The estimated fair value adjustment for inventory is $41.7 million, which will be recognized as cost of goods sold over 4.5 months, which is the estimated inventory turnover. The purchase price includes the value of future development of existing technologies, the introduction of new technologies, and the addition of new customers. These factors resulted in recording goodwill of $355.7 million. The amount allocated to goodwill is not deductible for income tax purposes. The Company incurred transaction expenses of $9.2 million, which were recorded in selling, general and administrative expense. The Company also benefited from $6.3 million in gains related to foreign currency fluctuation associated with acquiring Souriau. In the period from July 26, 2011, through October 28, 2011, Souriau recognized a net loss of $19.2 million on sales of $77.9 million.

In Thousands
As of July 26, 2011

Current assets	$ 228,694
Property, plant and equipment	91,843
Intangible assets subject to amortization	
Programs (15 year weighted average useful life)	233,903
Trade name (10 year weighted average useful life)	46,075
Goodwill	355,735
Other assets	553
Total assets acquired	956,803
Current liabilities assumed	111,932
Long-term liabilities assumed	109,797
Noncontrolling interest	8,369
Net assets acquired	$ 726,705

Pro Forma Financial Information

The following pro forma financial information shows the results of continuing operations for the years ended October 28, 2011, and October 29, 2010, respectively, as though the acquisition of Souriau had occurred at the beginning of each respective fiscal year. The pro forma financial information includes, where applicable, adjustments for: (i) the amortization of acquired intangible assets, (ii) additional interest expense on acquisition related borrowings and (iii) the income tax effect on the pro forma adjustments. The pro forma adjustments related to the acquisition of Souriau are based on a preliminary purchase price allocation. Differences between the preliminary and final purchase price allocation could have an impact on the pro forma financial information presented and such impact could be material. The pro forma financial information below is presented for illustrative purposes only and is not necessarily indicative of the operating results that would have been achieved had the acquisition been completed as of the date indicated above or the results that may be obtained in the future.

In Thousands	2011	2010
Pro forma net sales	$ 1,972,079	$ 1,813,975
Pro forma net income	$ 159,353	$ 147,599
Basic earnings per share as reported	$ 4.36	$ 4.73
Pro forma basic earnings per share	$ 5.22	$ 4.92
Diluted earnings per share as reported	$ 4.27	$ 4.66
Pro forma diluted earnings per share	$ 5.12	$ 4.84

On December 30, 2010, the Company acquired Eclipse Electronic Systems, Inc. (Eclipse) for $123.8 million. The purchase price includes cash of $14.0 million in contingent consideration, which was deposited in an escrow account and will be paid to the seller if certain performance objectives are met over the three-year period. The estimated fair value of the contingent consideration is $13.4 million. Eclipse is a designer and manufacturer of embedded communication intercept receivers for signal intelligence applications and is included in the Avionics & Controls segment.

The following summarizes the allocation of the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition. The purchase price includes the value of future development of existing technologies, the introduction of new technologies, and the addition of new customers. These factors resulted in recording goodwill of $67.6 million. The amount allocated to goodwill is not deductible for income tax purposes.

In Thousands As of December 30, 2010	
Current assets	$ 31,826
Property, plant and equipment	2,154
Intangible assets subject to amortization	
Technology (10 year weighted average useful life)	53,200
Goodwill	67,613
Total assets acquired	154,793
Current liabilities assumed	35,974
Long-term liabilities assumed	8,350
Net assets acquired	$ 110,469

The above acquisitions were accounted for under the purchase method of accounting and the results of operations were included from the effective date of each acquisition.

NOTE 16: **Accumulated Other Comprehensive Income (Loss)**

The components of Accumulated Other Comprehensive Income (Loss):

In Thousands	2011	2010
Unrealized gain on derivative contracts	$ 5,738	$ 13,954
Tax effect	(1,716)	(3,998)
	4,022	9,956
Pension and post-retirement obligations	(114,773)	(99,727)
Tax effect	39,302	34,242
	(75,471)	(65,485)
Currency translation adjustment	68,637	58,764
Accumulated other comprehensive income (loss)	$ (2,812)	$ 3,235

NOTE 17: **Business Segment Information**

The Company's businesses are organized and managed in three reporting segments: Avionics & Controls, Sensors & Systems and Advanced Materials. Operating segments within each reporting segment are aggregated. Operations within the Avionics & Controls segment focus on integrated cockpit systems, technology interface systems for commercial and military aircraft, and similar devices for land- and sea-based military vehicles, secure communication systems, military audio and data products, embedded communication intercept receivers, specialized medical equipment and other industrial applications. Sensors & Systems includes operations that produce high-precision temperature and pressure sensors, electrical power switching, electrical interconnection systems, and other related systems principally for aerospace and defense customers. The Advanced Materials segment focuses on thermally engineered components for critical aerospace applications, high-performance elastomer products used in a wide range of commercial aerospace and military applications, and combustible ordnance and warfare countermeasure devices. All segments include sales to domestic, international, defense and commercial customers.

Geographic sales information is based on product origin. The Company evaluates these segments based on segment profits prior to net interest, other income/expense, corporate expenses and federal/foreign income taxes.

Details of the Company's operations by business segment for the last three fiscal years were as follows:

In Thousands	2011	2010	2009
Sales			
Avionics & Controls	$ 841,939	$ 790,016	$ 672,828
Sensors & Systems	414,609	298,559	321,753
Advanced Materials	461,437	438,026	412,878
	$ 1,717,985	$ 1,526,601	$ 1,407,459
Income From Continuing Operations			
Avionics & Controls	$ 135,187	$ 125,888	$ 99,313
Sensors & Systems	22,536	33,894	31,739
Advanced Materials	82,307	68,785	53,602
Segment Earnings	240,030	228,567	184,654
Corporate expense	(48,969)	(40,399)	(31,295)
Other income (expense)	6,853	8	(7,970)
Loss on extinguishment of debt	(831)	(1,206)	0
Interest income	1,615	960	1,634
Interest expense	(40,216)	(33,181)	(28,689)
	$ 158,482	$ 154,749	$ 118,334

In Thousands	2011	2010	2009
Identifiable Assets			
Avionics & Controls	$ 1,333,735	$ 1,253,605	$ 1,168,102
Sensors & Systems	1,349,776	432,099	447,325
Advanced Materials	563,662	607,040	573,284
Corporate[1]	131,413	294,994	125,536
	$ 3,378,586	$ 2,587,738	$ 2,314,247
Capital Expenditures [2]			
Avionics & Controls [2]	$ 22,369	$ 11,892	$ 30,698
Sensors & Systems	10,469	8,021	8,207
Advanced Materials	16,341	25,309	19,512
Discontinued Operations	0	123	490
Corporate	328	195	277
	$ 49,507	$ 45,540	$ 59,184
Depreciation and Amortization			
Avionics & Controls	$ 38,391	$ 32,841	$ 28,521
Sensors & Systems	20,523	13,264	15,154
Advanced Materials	23,439	22,914	24,830
Discontinued Operations	0	583	638
Corporate	2,305	2,515	2,368
	$ 84,658	$ 72,117	$ 71,511

[1] Primarily cash and deferred tax assets (see Note 10).
[2] Excludes capital expenditures accounted for as a capitalized lease obligation of $8,139 and $28,202 in fiscal 2010 and 2009, respectively.

The Company's operations by geographic area for the last three fiscal years were as follows:

In Thousands	2011	2010	2009
Sales			
Domestic			
Unaffiliated customers – U.S.	$ 747,021	$ 666,645	$ 618,614
Unaffiliated customers – export	171,416	147,008	155,617
Intercompany	32,197	25,491	17,185
	950,634	839,144	791,416
Canada			
Unaffiliated customers	317,924	287,365	218,177
Intercompany	5,318	4,490	4,089
	323,242	291,855	222,266
France			
Unaffiliated customers	160,993	98,641	155,494
Intercompany	17,724	12,104	20,098
	178,717	110,745	175,592
United Kingdom			
Unaffiliated customers	228,383	255,313	230,164
Intercompany	23,563	12,232	12,648
	251,946	267,545	242,812
All Other Foreign			
Unaffiliated customers	92,248	71,629	29,393
Intercompany	29,640	14,533	2,626
	121,888	86,162	32,019
Eliminations	(108,442)	(68,850)	(56,646)
	$ 1,717,985	$ 1,526,601	$ 1,407,459

In Thousands		2011		2010		2009
Segment Earnings[1]						
Domestic	$	178,145	$	132,966	$	118,349
Canada		38,027		35,583		18,279
France		(7,615)		16,096		15,268
United Kingdom		24,305		39,250		28,435
All other foreign		7,168		4,672		4,323
	$	240,030	$	228,567	$	184,654
Identifiable Assets[2]						
Domestic	$	947,896	$	756,043	$	760,480
Canada		583,042		638,199		565,434
France		1,050,999		214,669		211,152
United Kingdom		582,436		614,523		586,795
All other foreign		82,800		69,310		64,850
	$	3,247,173	$	2,292,744	$	2,188,711

[1] Before corporate expense, shown on page 70.
[2] Excludes corporate, shown on page 71.

The Company's principal foreign operations consist of manufacturing facilities located in Canada, France, Germany, the United Kingdom, India, Morocco, the Dominican Republic, Mexico, and China and include sales and service operations located in Singapore and China. Intercompany sales are at prices comparable with sales to unaffiliated customers. U.S. government sales as a percent of Advanced Materials and Avionics & Controls sales were 19.9% and 3.8%, respectively, in fiscal 2011 and 7.0% of consolidated sales. In fiscal 2010, U.S. government sales as a percent of Advanced Materials and Avionics & Controls sales were 25.2% and 5.9%, respectively, and 10.0% of consolidated sales. In fiscal 2009, U.S. government sales as a percent of Advanced Materials and Avionics & Controls sales were 23.3% and 5.5%, respectively, and 10.0% of consolidated sales.

Product lines contributing sales of 10% or more of total sales in any of the last three fiscal years were as follows:

	2011	2010	2009
Sensors	8%	8%	10%
Avionics	16%	17%	14%

NOTE 18: **Quarterly Financial Data (Unaudited)**

The following is a summary of unaudited quarterly financial information:

In Thousands, Except Per Share Amounts

Fiscal Year 2011	Fourth	Third	Second	First
Net sales	$ 502,397	$ 409,512	$ 435,277	$ 370,799
Gross margin	153,112	143,539	160,947	132,122
Income from continuing operations	$ 19,412 [1,2,3,4]	$ 37,741 [5]	$ 45,951 [6]	$ 29,983
Income from discontinued operations	$ 28	$ (46)	$ (37)	$ 8
Net earnings	$ 19,440	$ 37,695	$ 45,914	$ 29,991
Earnings per share – basic				
Continuing operations	$ .64	$ 1.23	$ 1.51	$ .99
Discontinued operations	$ .00	$ .00	$ .00	$ .00
Earnings per share – basic	$ .64	$ 1.23	$ 1.51	$ .99
Earnings per share – diluted				
Continuing operations	$ .62	$ 1.21	$ 1.47	$ .97
Discontinued operations	$ .00	$ .00	$ .00	$ .00
Earnings per share – diluted [9]	$ .62	$ 1.21	$ 1.47	$ .97

Fiscal Year 2010	Fourth	Third	Second	First
Net sales	$ 430,450	$ 378,349	$ 382,492	$ 335,310
Gross margin	157,949	128,955	126,636	102,671
Income from continuing operations	$ 49,291 [7,8]	$ 39,253 [8]	$ 29,110	$ 12,385
Income from discontinued operations	$ 10,398	$ 605	$ 538	$ 340
Net earnings	$ 59,689	$ 39,858	$ 29,648	$ 12,725
Earnings per share – basic				
Continuing operations	$ 1.63	$ 1.31	$ .97	$ .42
Discontinued operations	$ .35	$ .02	$ .02	$ .01
Earnings per share – basic	$ 1.98	$ 1.33	$ .99	$ .43
Earnings per share – diluted				
Continuing operations	$ 1.60	$ 1.28	$ .96	$ .41
Discontinued operations	$ .34	$ .02	$ .02	$ .01
Earnings per share – diluted [9]	$ 1.94	$ 1.30	$ .98	$ .42

[1] Included a $2.0 million gain on sale of an engineered materials facility, net of tax.

[2] Included $16.4 million in acquisition-related accounting charges, net of tax. The operating loss at Souriau accounted for $14.3 million, net of tax, and was principally due to the adjustment of inventory to fair value. Approximately $1.3 million, net of tax, was due to the adjustment of Eclipse inventory to fair value. Approximately $0.9 million, net of tax, was due to Souriau acquisition-related expenses.

[3] Included a $2.6 million charge for contract assertions, net of tax. Approximately $1.3 million, net of tax, was due to a charge at control systems for engineering costs not probable of recovery from the customer. Approximately $1.0 million, net of tax, was principally due to the write off of accounts receivable related to a manufacturing license at defense technologies. Approximately $0.4 million, net of tax, was due to a late delivery penalty at engineered materials.

[4] Included $1.2 million in working capital charges, net of tax. Approximately $0.7 million, net of tax, was due to an inventory and trade accounts receivable write off at advanced sensors. Approximately $0.5 million, net of tax, was due to an inventory write off at defense technologies.

[5] Included $5.2 million benefit as a result of the release of tax reserves for uncertain tax positions associated with losses on the disposition of assets. This release resulted from the expiration of a statute of limitations.

[6] Included $3.1 million reduction of valuation allowances related to net operating losses and foreign tax credits that were generated in prior years.

[7] Included $2.5 million reduction of valuation allowances related to net operating losses and foreign tax credits that were generated in prior years.

[8] Included $7.6 million benefit as a result of the release of tax reserves for uncertain tax positions associated with losses on the disposition of assets. Of the $7.6 million, $6.4 million was included in third quarter 2010 and $1.2 million was included in fourth quarter 2010, respectively. This release resulted from the expiration of a statute of limitations.

[9] The sum of the quarterly per share amounts may not equal per share amounts reported for year-to-date periods. This is due to changes in the number of weighted average shares outstanding and the effects of rounding for each period.

NOTE 19: **Guarantors**

The following schedules set forth condensed consolidating financial information as required by Rule 3-10 of Securities and Exchange Commission Regulation S-X for fiscal 2011, 2010, and 2009 for (a) Esterline Technologies Corporation (the Parent); (b) on a combined basis, the current subsidiary guarantors (Guarantor Subsidiaries) of the secured credit facility, Senior Notes due 2017, and Senior Notes due 2020; and (c) on a combined basis, the subsidiaries that are not guarantors of the secured credit facility, Senior Notes due 2017, and Senior Notes due 2020 (Non-Guarantor Subsidiaries). The Guarantor Subsidiaries previously guaranteed the Senior Subordinated Notes due 2013 that were repurchased or otherwise redeemed in August 2010. The Guarantor Subsidiaries are direct and indirect wholly-owned subsidiaries of Esterline Technologies Corporation and have fully and unconditionally, jointly and severally, guaranteed the secured credit facility, the Senior Notes due 2017, the Senior Notes due 2020, and the Senior Subordinated Notes (until such Senior Subordinated Notes were repurchased or otherwise redeemed in August 2010).

Condensed Consolidating Balance Sheet as of October 28, 2011

In Thousands	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Assets					
Current Assets					
Cash and cash equivalents	$ 49,837	$ 13,450	$ 121,748	$ 0	$ 185,035
Escrow deposit	5,011	0	0	0	5,011
Accounts receivable, net	158	137,927	231,741	0	369,826
Inventories	0	143,866	258,682	0	402,548
Income tax refundable	0	0	2,857	0	2,857
Deferred income tax benefits	25,585	1,574	21,092	0	48,251
Prepaid expenses	59	5,006	14,180	0	19,245
Other current assets	140	344	6,056	0	6,540
Total Current Assets	80,790	302,167	656,356	0	1,039,313
Property, Plant & Equipment, Net	1,109	161,297	206,010	0	368,416
Goodwill	0	313,788	849,937	0	1,163,725
Intangibles, Net	0	140,590	553,325	0	693,915
Debt Issuance Costs, Net	9,033	0	1,662	0	10,695
Deferred Income Tax Benefits	27,925	125	51,555	0	79,605
Other Assets	10,307	2,321	10,289	0	22,917
Amounts Due From (To) Subsidiaries	350,407	482,330	0	(832,737)	0
Investment in Subsidiaries	1,953,823	624,856	321,170	(2,899,849)	0
Total Assets	$ 2,433,394	$ 2,027,474	$ 2,650,304	$ (3,732,586)	$ 3,378,586
Liabilities and Shareholders' Equity					
Current Liabilities					
Accounts payable	$ 812	$ 26,525	$ 92,551	$ 0	$ 119,888
Accrued liabilities	18,587	79,524	172,311	0	270,422
Credit facilities	0	0	5,000	0	5,000
Current maturities of long-term debt	0	211	11,384	0	11,595
Deferred income tax liabilities	238	(1)	9,301	0	9,538
Federal and foreign income taxes	(1,326)	(25,185)	28,429	0	1,918
Total Current Liabilities	18,311	81,074	318,976	0	418,361
Credit Facilities	360,000	0	0	0	360,000
Long-Term Debt, Net	426,354	44,289	189,385	0	660,028
Deferred Income Tax Liabilities	32,959	21,971	183,779	0	238,709
Pension and Post-Retirement Obligations	17,849	38,335	51,693	0	107,877
Other Liabilities	4,003	8,549	7,141	0	19,693
Amounts Due To (From) Subsidiaries	0	0	444,820	(444,820)	0
Shareholders' Equity	1,573,918	1,833,256	1,454,510	(3,287,766)	1,573,918
Total Liabilities and Shareholders' Equity	$ 2,433,394	$ 2,027,474	$ 2,650,304	$ (3,732,586)	$ 3,378,586

Condensed Consolidating Statement of Operations for the fiscal year ended October 28, 2011

In Thousands	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Net Sales	$ 0	$ 880,711	$ 840,130	$ (2,856)	$ 1,717,985
Cost of Sales	0	563,033	568,088	(2,856)	1,128,265
	0	317,678	272,042	0	589,720
Expenses					
Selling, general and administrative	0	120,548	183,606	0	304,154
Research, development and engineering	0	39,352	55,153	0	94,505
Other (income) expense	0	38	(6,891)	0	(6,853)
Total Expenses	0	159,938	231,868	0	391,806
Operating Earnings from Continuing Operations	0	157,740	40,174	0	197,914
Interest income	(15,461)	(4,702)	(45,411)	63,959	(1,615)
Interest expense	33,270	22,178	48,727	(63,959)	40,216
Loss on extinguishment of debt	831	0	0	0	831
Income (Loss) from Continuing Operations Before Taxes	(18,640)	140,264	36,858	0	158,482
Income Tax Expense (Benefit)	(4,274)	21,322	7,890	0	24,938
Income (Loss) From Continuing Operations Including Noncontrolling Interests	(14,366)	118,942	28,968	0	133,544
Income Attributable to Noncontrolling Interests	0	0	(457)	0	(457)
Income (Loss) From Continuing Operations Attributable to Esterline, Net of Tax	(14,366)	118,942	28,511	0	133,087
Income From Discontinued Operations Attributable to Esterline, Net of Tax	0	(47)	0	0	(47)
Equity in Net Income of Consolidated Subsidiaries	147,406	16,523	13,103	(177,032)	0
Net Earnings (Loss) Attributable to Esterline	$ 133,040	$ 135,418	$ 41,614	$ (177,032)	$ 133,040

Condensed Consolidating Statement of Cash Flows for the fiscal year ended October 28, 2011

In Thousands	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Cash Flows Provided (Used) by Operating Activities					
Net earnings (loss) including noncontrolling interests	$ 133,497	$ 135,418	$ 41,614	$ (177,032)	$ 133,497
Depreciation & amortization	0	35,616	49,042	0	84,658
Deferred income tax	11,438	707	(24,490)	0	(12,345)
Share-based compensation	0	3,617	4,346	0	7,963
Gain on sale of capital assets	0	(3,605)	(79)	0	(3,684)
Working capital changes, net of effect of acquisitions					
Accounts receivable	116	1,768	21,927	0	23,811
Inventories	0	(8,452)	8,467	0	15
Prepaid expenses	(10)	722	(45)	0	667
Other current assets	(140)	(300)	(2,135)	0	(2,575)
Accounts payable	(132)	(2,219)	(591)	0	(2,942)
Accrued liabilities	362	(6,253)	(4,618)	0	(10,509)
Federal & foreign income taxes	11,949	(6,050)	(6,715)	0	(816)
Other liabilities	(16,200)	(3,996)	(2,787)	0	(22,983)
Other, net	8,164	(19,245)	8,753	0	(2,328)
	149,044	127,728	92,689	(177,032)	192,429
Cash Flows Provided (Used) by Investing Activities					
Purchases of capital assets	(328)	(22,724)	(26,455)	0	(49,507)
Escrow deposit	(14,033)	0	0	0	(14,033)
Proceeds from sale of capital assets	0	6,541	2,912	0	9,453
Acquisitions of businesses, net of cash acquired	0	(106,059)	(708,875)	0	(814,934)
	(14,361)	(122,242)	(732,418)	0	(869,021)

Condensed Consolidating Statement of Cash Flows for the fiscal year ended October 28, 2011

In Thousands	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Cash Flows Provided (Used) by Financing Activities					
Proceeds provided by stock issuance under employee stock plans	13,253	0	0	0	13,253
Excess tax benefits from stock option exercises	1,830	0	0	0	1,830
Proceeds from long-term credit facilities	395,000	0	5,014	0	400,014
Repayment of long-term debt and credit facilities	(155,313)	(321)	(9,282)	0	(164,916)
Proceeds from issuance of long-term debt	0	0	176,875	0	176,875
Proceeds from government assistance	0	0	15,000	0	15,000
Dividends paid to noncontrolling interest	0	0	(238)	0	(238)
Debt and other issuance costs	(3,640)	0	(1,758)	0	(5,398)
Net change in intercompany financing	(541,098)	5,972	358,094	177,032	0
	(289,968)	5,651	543,705	177,032	436,420
Effect of Foreign Exchange Rates on Cash and Cash Equivalents	72	(4)	3,019	0	3,087
Net Increase (Decrease) in Cash and Cash Equivalents	(155,213)	11,133	(93,005)	0	(237,085)
Cash and Cash Equivalents – Beginning of Year	205,050	2,317	214,753	0	422,120
Cash and Cash Equivalents – End of Year	$ 49,837	$ 13,450	$ 121,748	$ 0	$ 185,035

Condensed Consolidating Balance Sheet as of October 29, 2010

In Thousands	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Assets					
Current Assets					
Cash and cash equivalents	$ 205,050	$ 2,317	$ 214,753	$ 0	$ 422,120
Accounts receivable, net	274	131,531	177,437	0	309,242
Inventories	0	118,567	143,806	0	262,373
Income tax refundable	12,548	0	5,258	0	17,806
Deferred income tax benefits	23,507	(1,627)	15,659	0	37,539
Prepaid expenses	49	5,729	10,486	0	16,264
Other current assets	0	1	11,240	0	11,241
Total Current Assets	241,428	256,518	578,639	0	1,076,585
Property, Plant & Equipment, Net	1,249	162,407	110,114	0	273,770
Goodwill	0	246,176	493,554	0	739,730
Intangibles, Net	0	89,812	299,205	0	389,017
Debt Issuance Costs, Net	7,774	0	0	0	7,774
Deferred Income Tax Benefits	44,407	3,537	39,678	0	87,622
Other Assets	(69)	2,004	11,305	0	13,240
Amounts Due From (To) Subsidiaries	41,529	271,345	0	(312,874)	0
Investment in Subsidiaries	1,710,032	149,607	227,869	(2,087,508)	0
Total Assets	$ 2,046,350	$ 1,181,406	$ 1,760,364	$ (2,400,382)	$ 2,587,738
Liabilities and Shareholders' Equity					
Current Liabilities					
Accounts payable	$ 944	$ 28,345	$ 52,986	$ 0	$ 82,275
Accrued liabilities	18,662	73,870	122,562	0	215,094
Credit facilities	0	0	1,980	0	1,980
Current maturities of long-term debt	10,938	80	1,628	0	12,646
Deferred income tax liabilities	197	278	6,680	0	7,155
Federal and foreign income taxes	(727)	(20,522)	26,476	0	5,227
Total Current Liabilities	30,014	82,051	212,312	0	324,377
Long-Term Debt, Net	534,375	44,525	20,072	0	598,972
Deferred Income Tax Liabilities	40,300	123	86,658	0	127,081
Pension and Post-Retirement Obligations	16,629	42,279	46,425	0	105,333
Other Liabilities	9,533	251	6,692	0	16,476
Amounts Due To (From) Subsidiaries	0	0	310,115	(310,115)	0
Shareholders' Equity	1,415,499	1,012,177	1,078,090	(2,090,267)	1,415,499
Total Liabilities and Shareholders' Equity	$ 2,046,350	$ 1,181,406	$ 1,760,364	$ (2,400,382)	$ 2,587,738

Condensed Consolidating Statement of Operations for the fiscal year ended October 29, 2010

In Thousands	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Net Sales	$ 0	$ 788,677	$ 738,811	$ (887)	$ 1,526,601
Cost of Sales	0	520,739	490,538	(887)	1,010,390
	0	267,938	248,273	0	516,211
Expenses					
Selling, general and administrative	0	121,115	137,175	0	258,290
Research, development and engineering	0	29,385	40,368	0	69,753
Other (income) expense	0	(12)	4	0	(8)
Total Expenses	0	150,488	177,547	0	328,035
Operating Earnings from Continuing Operations	0	117,450	70,726	0	188,176
Interest income	(15,838)	(2,516)	(38,172)	55,566	(960)
Interest expense	28,948	20,023	39,776	(55,566)	33,181
Loss on extinguishment of debt	1,206	0	0	0	1,206
Income (Loss) from Continuing Operations Before Taxes	(14,316)	99,943	69,122	0	154,749
Income Tax Expense (Benefit)	(3,286)	22,752	5,038	0	24,504
Income (Loss) From Continuing Operations Including Noncontrolling Interests	(11,030)	77,191	64,084	0	130,245
Income Attributable to Noncontrolling Interests	0	0	(206)	0	(206)
Income (Loss) From Continuing Operations Attributable to Esterline, Net of Tax	(11,030)	77,191	63,878	0	130,039
Income From Discontinued Operations Attributable to Esterline, Net of Tax	9,545	2,336	0	0	11,881
Equity in Net Income of Consolidated Subsidiaries	143,405	36,860	3,395	(183,660)	0
Net Earnings (Loss) Attributable to Esterline	$ 141,920	$ 116,387	$ 67,273	$ (183,660)	$ 141,920

Condensed Consolidating Statement of Cash Flows for the fiscal year ended October 29, 2010

In Thousands	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Cash Flows Provided (Used) by Operating Activities					
Net earnings (loss) including noncontrolling interests	$ 141,920	$ 116,387	$ 67,479	$ (183,660)	$ 142,126
Depreciation & amortization	0	32,390	39,727	0	72,117
Deferred income tax	994	27	(11,018)	0	(9,997)
Share-based compensation	0	3,306	3,828	0	7,134
Gain on sale of discontinued operations	(14,625)	0	0	0	(14,625)
Working capital changes, net of effect of acquisitions					
Accounts receivable	(274)	(13,793)	(25,097)	0	(39,164)
Inventories	0	1,483	9,251	0	10,734
Prepaid expenses	(49)	(854)	2,017	0	1,114
Other current assets	0	(1)	2,286	0	2,285
Accounts payable	366	6,043	(5,553)	0	856
Accrued liabilities	5,637	12,968	2,698	0	21,303
Federal & foreign income taxes	(777)	(19,136)	13,306	0	(6,607)
Other liabilities	6,138	(6,550)	(7,159)	0	(7,571)
Other, net	(8,173)	10,872	(2,603)	0	96
	131,157	143,142	89,162	(183,660)	179,801
Cash Flows Provided (Used) by Investing Activities					
Purchases of capital assets	(182)	(18,920)	(26,438)	0	(45,540)
Proceeds from sale of discontinued operations, net of cash	24,994	0	0	0	24,994
Proceeds from sale of capital assets	0	488	107	0	595
Acquisitions of businesses, net of cash acquired	0	(360)	(408)	0	(768)
	24,812	(18,792)	(26,739)	0	(20,719)

Condensed Consolidating Statement of Cash Flows for the fiscal year ended October 29, 2010

In Thousands	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Cash Flows Provided (Used) by Financing Activities					
Proceeds provided by stock issuance under employee stock plans	13,654	0	0	0	13,654
Excess tax benefits from stock option exercises	3,488	0	0	0	3,488
Net change in credit facilities	0	0	(4,015)	0	(4,015)
Repayment of long-term debt	(182,029)	(385)	(668)	0	(183,082)
Proceeds from issuance of long-term debt	250,000	0	0	0	250,000
Proceeds from government assistance	0	0	9,168	0	9,168
Debt and other issuance costs	(4,719)	0	0	0	(4,719)
Dividends paid to noncontrolling interest	0	0	(234)	0	(234)
Net change in intercompany financing	(79,220)	(126,284)	21,844	183,660	0
	1,174	(126,669)	26,095	183,660	84,260
Effect of Foreign Exchange Rates on Cash and Cash Equivalents	0	15	1,969	0	1,984
Net Increase (Decrease) in Cash and Cash Equivalents	157,143	(2,304)	90,487	0	245,326
Cash and Cash Equivalents – Beginning of Year	47,907	4,621	124,266	0	176,794
Cash and Cash Equivalents – End of Year	$ 205,050	$ 2,317	$ 214,753	$ 0	$ 422,120

Condensed Consolidating Statement of Operations for the fiscal year ended October 30, 2009

In Thousands	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Net Sales	$ 0	$ 761,270	$ 647,624	$ (1,435)	$ 1,407,459
Cost of Sales	0	512,090	443,506	(1,435)	954,161
	0	249,180	204,118	0	453,298
Expenses					
Selling, general and administrative	0	117,783	117,700	0	235,483
Research, development and engineering	0	27,771	36,685	0	64,456
Other expense (income)	4,202	10,652	(6,884)	0	7,970
Total Expenses	4,202	156,206	147,501	0	307,909
Operating Earnings from Continuing Operations	(4,202)	92,974	56,617	0	145,389
Interest income	(23,125)	(3,717)	(35,894)	61,102	(1,634)
Interest expense	26,983	23,925	38,883	(61,102)	28,689
Income (Loss) from Continuing Operations Before Taxes	(8,060)	72,766	53,628	0	118,334
Income Tax Expense (Benefit)	(1,231)	1,331	12,449	0	12,549
Income (Loss) From Continuing Operations Including Noncontrolling Interests	(6,829)	71,435	41,179	0	105,785
Income Attributable to Noncontrolling Interests	0	0	(217)	0	(217)
Income (Loss) From Continuing Operations Attributable to Esterline, Net of Tax	(6,829)	71,435	40,962	0	105,568
Income From Discontinued Operations Attributable to Esterline, Net of Tax	0	14,230	0	0	14,230
Equity in Net Income of Consolidated Subsidiaries	126,627	22,717	5,733	(155,077)	0
Net Earnings (Loss) Attributable to Esterline	$ 119,798	$ 108,382	$ 46,695	$ (155,077)	$ 119,798

Condensed Consolidating Statement of Cash Flows for the fiscal year ended October 30, 2009

In Thousands	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Cash Flows Provided (Used) by Operating Activities					
Net earnings (loss) including noncontrolling interests	$ 119,798	$ 108,382	$ 46,912	$ (155,077)	$ 120,015
Depreciation & amortization	0	30,667	40,844	0	71,511
Deferred income tax	(7,128)	(1,536)	(2,804)	0	(11,468)
Share-based compensation	0	3,728	3,621	0	7,349
Gain on sale of discontinued operations	0	(26,481)	0	0	(26,481)
Working capital changes, net of effect of acquisitions					
Accounts receivable	205	10,487	43,854	0	54,546
Inventories	0	10,273	(4,219)	0	6,054
Prepaid expenses	26	(273)	(3,643)	0	(3,890)
Other current assets	0	0	(15,428)	0	(15,428)
Accounts payable	68	(7,854)	(11,001)	0	(18,787)
Accrued liabilities	(2,642)	(7,726)	(1,565)	0	(11,933)
Federal & foreign income taxes	(8,969)	9,448	258	0	737
Other liabilities	2,928	(12,038)	1,447	0	(7,663)
Other, net	1	2,102	(9,996)	0	(7,893)
	104,287	119,179	88,280	(155,077)	156,669
Cash Flows Provided (Used) by Investing Activities					
Purchases of capital assets	(213)	(36,459)	(22,512)	0	(59,184)
Proceeds from sale of discontinued operations, net of cash	0	62,944	0	0	62,944
Proceeds from sale of capital assets	0	705	384	0	1,089
Acquisitions of businesses, net of cash acquired	0	(89,812)	(165,394)	0	(255,206)
	(213)	(62,622)	(187,522)	0	(250,357)

Condensed Consolidating Statement of Cash Flows for the fiscal year ended October 30, 2009

In Thousands	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Cash Flows Provided (Used) by Financing Activities					
Proceeds provided by stock issuance under employee stock plans	3,137	0	0	0	3,137
Excess tax benefits from stock option exercises	119	0	0	0	119
Net change in credit facilities	0	0	99	0	99
Repayment of long-term debt	(33,019)	(740)	(685)	0	(34,444)
Proceeds from issuance of long-term debt	125,000	0	0	0	125,000
Proceeds from government assistance	0	0	11,145	0	11,145
Debt and other issuance costs	(1,258)	0	0	0	(1,258)
Dividends paid to noncontrolling interests	0	0	(283)	0	(283)
Net change in intercompany financing	(231,030)	(72,854)	148,807	155,077	0
	(137,051)	(73,594)	159,083	155,077	103,515
Effect of Foreign Exchange Rates on Cash and Cash Equivalents	0	(255)	6,577	0	6,322
Net Increase (Decrease) in Cash and Cash Equivalents	(32,977)	(17,292)	66,418	0	16,149
Cash and Cash Equivalents – Beginning of Year	80,884	21,913	57,848	0	160,645
Cash and Cash Equivalents – End of Year	$ 47,907	$ 4,621	$ 124,266	$ 0	$ 176,794

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Esterline Technologies Corporation

We have audited the accompanying consolidated balance sheets of Esterline Technologies Corporation as of October 28, 2011 and October 29, 2010, and the related consolidated statements of operations, shareholders' equity and comprehensive income (loss), and cash flows for each of the three years in the period ended October 28, 2011. Our audits also included the financial statement schedule listed in the Index at Item 15(a)(2). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Esterline Technologies Corporation at October 28, 2011 and October 29, 2010, and the consolidated results of its operations and its cash flows for each of the three years in the period ended October 28, 2011, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 10 to the financial statements, in 2010 the Company changed its method of accounting for business combination transactions upon the adoption of Financial Accounting Standards Board ASC Topic 805.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Esterline Technologies Corporation's internal control over financial reporting as of October 28, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated December 23, 2011 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Seattle, Washington
December 23, 2011

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Esterline Technologies Corporation

We have audited Esterline Technologies Corporation internal control over financial reporting as of October 28, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Esterline Technologies Corporation's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Management's Report on Internal Control Over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Eclipse Electronic Systems (Eclipse) and the Souriau Group (Souriau), which are included in the 2011 consolidated financial statements of Esterline Technologies Corporation. Eclipse constituted $149 million and $110.7 million of total and net assets, respectively, as of October 28, 2011, and $37.6 million and $5.8 million of revenues and net income, respectively, for the year then ended. Souriau constituted $892 million and $704 million of total and net assets, respectively, as of October 28, 2011, and $77.9 million and $19.2 million of revenues and net loss, respectively, for the year then ended. Our audit of internal control over financial reporting of Esterline Technologies Corporation also did not include an evaluation of the internal control over financial reporting of Eclipse and the Souriau.

In our opinion, Esterline Technologies Corporation maintained, in all material respects, effective internal control over financial reporting as of October 28, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the accompanying consolidated balances sheets of Esterline Technologies Corporation as of October 28, 2011 and October 29, 2010, and the related consolidated statements of operations, shareholders' equity and comprehensive income (loss), and cash flows for each of the three years in the period ended October 28, 2011 of Esterline Technologies Corporation and our report dated December 23, 2011 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Seattle, Washington
December 23, 2011

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures

Our principal executive and financial officers evaluated our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of October 28, 2011. Based upon that evaluation, they concluded as of October 28, 2011, that our disclosure controls and procedures were effective to ensure that information we are required to disclose in the reports that we file under the Exchange Act is recorded, processed, summarized and reported within time periods specified in Securities and Exchange Commission rules and forms. In addition, our principal executive and financial officers concluded as of October 28, 2011, that our disclosure controls and procedures are also effective to ensure that information required to be disclosed in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Our internal control system over financial reporting is designed by, or under the supervision of, our chief executive officer and chief financial officer, and is effected by our board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:

(i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the assets of the company;

(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles and that transactions are made only in accordance with the authorization of our management and directors; and

(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized transactions that could have a material effect on the financial statements.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in condition, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of Esterline's internal control over financial reporting as of October 28, 2011. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. On December 30, 2010, the Company completed the acquisition of Eclipse Electronic Systems (Eclipse), and on July 26, 2011, the Company also completed the acquisition of the Souriau Group (Souriau). As permitted by applicable guidelines established by the Securities and Exchange Commission, our management excluded the Eclipse and Souriau operations from its assessment of internal control over financial reporting as of October 28, 2011. Eclipse constituted $149 million and $110.7 million of total and net assets, respectively, as of October 28, 2011, and $37.6 million and $5.8 million of revenues and net income, respectively, for the year then ended. Souriau constituted $892 million and $704 million of total and net assets, respectively, as of October 28, 2011, and $77.9 million and $19.2 million of revenues and net loss, respectively, for the year then ended. Both Eclipse and Souriau will be included in the Company's assessment for the fiscal year ending October 26, 2012. Based on management's assessment and those criteria, our management concluded that our internal control over financial reporting was effective as of October 28, 2011.

Our independent registered public accounting firm, Ernst & Young LLP, has issued an audit report on the effectiveness of internal control over financial reporting. This report appears on page 87.

/s/ R. Bradley Lawrence
R. Bradley Lawrence
Director, President and Chief Executive Officer
(Principal Executive Officer)

/s/ Robert D. George
Robert D. George
Vice President, Chief Financial Officer,
Corporate Development and Secretary
(Principal Financial Officer)

/s/ Gary J. Posner
Gary J. Posner
Corporate Controller and Chief Accounting Officer
(Principal Accounting Officer)

Changes in Internal Control Over Financial Reporting

During the three months ended October 28, 2011, there were no changes in our internal control over financial reporting that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

None.

PART III

Item 10. Directors and Executive Officers of the Registrant

We hereby incorporate by reference the information set forth under "Election of Directors," "Section 16(a) Beneficial Ownership Reporting Compliance," "Code of Ethics," "Other Information as to Directors – Board and Board Committees," and "Other Information as to Directors – Director Nominations and Qualifications" in the definitive form of the Company's Proxy Statement, relating to its Annual Meeting of Shareholders to be held on March 7, 2012.

Information regarding our executive officers required by this item appears in Item 1 of this report under "Executive Officers of the Registrant."

Item 11. Executive Compensation

We hereby incorporate by reference the information set forth under "Other Information as to Directors – Director Compensation," "Executive Compensation – Compensation Discussion and Analysis," "Compensation Committee Report" and "Compensation Committee Interlocks and Insider Participation" in the definitive form of the Company's Proxy Statement, relating to its Annual Meeting of Shareholders to be held on March 7, 2012.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

We hereby incorporate by reference the information set forth under "Security Ownership of Certain Beneficial Owners and Management" and "Equity Compensation Plan Information" in the definitive form of the Company's Proxy Statement, relating to its Annual Meeting of Shareholders to be held on March 7, 2012.

Item 13. Certain Relationships and Related Transactions, and Director Independence

We hereby incorporate by reference the information set forth under "Certain Relationships and Related Transactions" and "Other Information as to Directors – Board and Board Committees" in the definitive form of the Company's Proxy Statement, relating to its Annual Meeting of Shareholders to be held on March 7, 2012.

Item 14. Independent Registered Public Accounting Firm Fees and Services

We hereby incorporate by reference the information set forth under "Independent Registered Public Accounting Firm's Fees" in the definitive form of the Company's Proxy Statement relating to the Annual Meeting of Shareholders to be held on March 7, 2012.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a)(1) Financial Statements.

Our Consolidated Financial Statements are as set forth under Item 8 of this report on Form 10-K.

(a)(2) Financial Statement Schedules.

The following consolidated financial statement schedule of the Company is included as follows:

ESTERLINE TECHNOLOGIES CORPORATION AND SUBSIDIARIES
SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS
(In Thousands)

Reserve for Doubtful Accounts Receivable	Balance at Beginning of Year	Charged to Costs & Expenses	Other[1]	Deductions	Balance at End of Year
Fiscal Years					
2011	$ 4,865	$ 1,407	$ 1,081	$ (290)[2]	$ 7,063
2010	$ 5,297	$ 644	$ 0	$ (1,076)[2]	$ 4,865
2009	$ 5,191	$ 738	$ 3	$ (635)[2]	$ 5,297

1 Acquisition-related addition.

2 Uncollectible accounts written off, net of recoveries.

All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and therefore have been omitted.

(a)(3) Exhibits.

See Exhibit Index on pages 94-99.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ESTERLINE TECHNOLOGIES CORPORATION
(Registrant)

By /s/ Robert D. George
Robert D. George
Vice President,
Chief Financial Officer,
Corporate Development and Secretary
(Principal Financial Officer)

Dated: December 23, 2011

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

/s/ R. Bradley Lawrence (R. Bradley Lawrence)	Director, President and Chief Executive Officer (Principal Executive Officer)	December 23, 2011 Date
/s/ Robert D. George (Robert D. George)	Vice President, Chief Financial Officer, Corporate Development and Secretary (Principal Financial Officer)	December 23, 2011 Date
/s/ Gary J. Posner (Gary J. Posner)	Corporate Controller and Chief Accounting Officer (Principal Accounting Officer)	December 23, 2011 Date
/s/ Robert W. Cremin (Robert W. Cremin)	Chairman	December 23, 2011 Date
/s/ Lewis E. Burns (Lewis E. Burns)	Director	December 23, 2011 Date
/s/ John F. Clearman (John F. Clearman)	Director	December 23, 2011 Date
/s/ Delores M. Etter (Delores M. Etter)	Director	December 23, 2011 Date
/s/ Anthony P. Franceschini (Anthony P. Franceschini)	Director	December 23, 2011 Date

/s/ Paul V. Haack (Paul V. Haack)	Director	December 23, 2011 Date
/s/ Mary L. Howell (Mary L. Howell)	Director	December 23, 2011 Date
/s/ Jerry D. Leitman (Jerry D. Leitman)	Director	December 23, 2011 Date
/s/ James J. Morris (James J. Morris)	Director	December 23, 2011 Date
/s/ Gary E. Pruitt (Gary E. Pruitt)	Director	December 23, 2011 Date

Exhibit Number	Exhibit Index
3.1	Restated Certificate of Incorporation for Esterline Technologies Corporation, dated June 6, 2002. (Incorporated by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended April 26, 2002 [Commission File Number 1-6357], with Form of Certificate of Designation, dated December 11, 2002.) (Incorporated by reference to Exhibit 4.1 to Esterline's Registration of Securities on Form 8-A filed December 12, 2002 [Commission File Number 1-6357].)
3.2	Amended and Restated By-laws of the Company, effective December 10, 2009. (Incorporated by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K filed on December 16, 2009 [Commission File Number 1-6357].)
4.1	Rights Agreement dated as of December 11, 2002, between Esterline Technologies Corporation and Mellon Investor Services LLC, as Rights Agent, which includes as Exhibit A the Form of Certificate of Designation of Series B Serial Preferred Stock, as Exhibit B the Form of Rights Certificate and as Exhibit C the Summary of Rights to Purchase Preferred Shares. (Incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form 8-A, as amended, filed on December 12, 2002 [Commission File Number 1-6357].)
4.2	Indenture relating to Esterline Technologies Corporation's 7.75% Senior Subordinated Notes due 2013, dated as of June 11, 2003. (Incorporated by reference to Exhibit 4.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended August 1, 2003 [Commission File Number 1-6357].)
4.3	Form of Exchange Note for the 7.75% Senior Subordinated Notes due 2013. (Incorporated by reference to Exhibit 4.3 to the Company's Form S-4, as amended, filed on September 30, 2003 [Commission File Number 333-109325].)
4.4	Registration Rights Agreement among Esterline Technologies Corporation, its subsidiaries listed on Schedule 1 thereto, Wachovia Capital Markets, LLC, Banc of Americas Securities LLC, KeyBanc Capital Markets, a division of McDonald Investments and Wells Fargo Securities, LLC, dated March 1, 2007 ("2007 Registration Rights Agreement"). (Incorporated by reference to Exhibit 10.47 to the Company's Current Report on Form 8-K filed on March 7, 2007 [Commission File Number 1-6357].)
4.5	Indenture relating to Esterline Technologies Corporation's 6.625% Senior Notes due 2017, dated as of March 1, 2007. (Incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed on March 7, 2007 [Commission File Number 1-6357].)
4.6	Form of Exchange Note for the 6.625% Senior Notes due 2017. (Incorporated by reference to Exhibit 4.3 to the Company's Registration Statement on Form S-4 filed on June 29, 2007 [Commission File Number 333-144161].)
4.7	Supplemental Indenture, relating to Esterline Technologies Corporation's 7.75% Senior Subordinated Notes due 2013, dated as of June 27, 2007. (Incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on June 28, 2007 [Commission File Number 1-6357].)
4.8	Amendment dated as of July 31, 2007 to 2007 Registration Rights Agreement. (Incorporated by reference to Exhibit 4.5 to the Company's Registration Statement on Form S-4/A filed on August 6, 2007 [Commission File Number 333-144161].)
4.9	Supplemental Indenture, relating to Esterline Technologies Corporation's 6.625% Senior Notes due 2017, dated as of July 26, 2007. (Incorporated by reference to Exhibit 4.4 to the Company's Registration Statement on Form S-4/A filed on August 6, 2007 [Commission File Number 333-144161].)
4.10	Registration Rights Agreement among Esterline Technologies Corporation, its subsidiaries listed on the signature pages thereto, Banc of America Securities LLC, as representative of the initial purchasers party thereto, dated August 2, 2010. (Incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed on August 2, 2010 [Commission File Number 1-6357].)

Exhibit Number	Exhibit Index
4.11	Indenture relating to Esterline Technologies Corporation's 7% Senior Notes due 2020, dated as of August 2, 2010. (Incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on August 2, 2010 [Commission File Number 1-6357].)
4.12	Supplemental Indenture, relating to Esterline Technologies Corporation's 7% Senior Notes due 2020, dated as of August 2, 2010. (Incorporated by reference to Exhibit 4.3 to the Company's Current Report on Form 8-K filed on August 2, 2010 [Commission File Number 1-6357].)
4.13	Form of Exchange Note for the 7% Senior Notes due 2020. (Incorporated by reference to Exhibit 4.3 to the Company's Registration Statement on Form S-4 filed on October 19, 2010 [Commission File Number 333-170032].)
10.1	Third Amendment to Credit Agreement, dated as of July 20, 2011, among Esterline Technologies Corporation, the Guarantors, Wells Fargo Bank, National Association, as Administrative Agent, and the lenders and other parties thereto. (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed July 26, 2011 [Commission File Number 1-6357].)
10.2*	Summary of Non-Employee Director Compensation for Services on the Board of Directors of Esterline Technologies Corporation. (Incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended January 29, 2010 [Commission File Number 1-6357].)
10.3*	Esterline Technologies Corporation Supplemental Retirement Income Plan. (Incorporated by reference to Exhibit 10.15 to the Company's Annual Report on Form 10-K for the year ended October 27, 2006 [Commission File Number 1-6357].)
10.4*	Esterline Technologies Corporation Long-Term Incentive Plan. (Incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended January 28, 2011 [Commission File Number 1-6357].)
10.5*	Esterline Technologies Corporation Fiscal Year 2011 Annual Incentive Compensation Plan. (Incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended January 28, 2011 [Commission File Number 1-6357].)
10.6*	Esterline Technologies Supplemental Executive Retirement and Deferred Compensation Plan. (Incorporated by reference to Exhibit 10.43 to the Company's Annual Report on Form 10-K for the year ended October 27, 2006 [Commission File Number 1-6357].)
10.7*	Esterline Technologies Corporation 2002 Employee Stock Purchase Plan, as amended on March 3, 2010. (Incorporated by reference to Annex B of the Registrant's Definitive Proxy Statement on Schedule 14A, filed on January 22, 2010 [Commission File Number 1-6357].)
10.8*	Esterline Technologies Corporation 2004 Equity Incentive Plan, as amended on March 3, 2010. (Incorporated by reference to Annex A of the Registrant's Definitive Proxy Statement on Schedule 14A, filed on January 22, 2010 [Commission File Number 1-6357].)
10.9*	Form of Stock Option Agreement. (Incorporated by reference to Exhibit 10.36a to the Company's Quarterly Report on Form 10-Q for the quarter ended January 28, 2005 [Commission File Number 1-6357].)
10.10*	Executive Officer Termination Protection Agreement. (Incorporated by reference to Exhibit 10.19 to the Company's Annual Report on Form 10-K for the year ended October 28, 2005 [Commission File Number 1-6357].)

Exhibit Number	Exhibit Index
10.11*	Offer Letter from Esterline Technologies Corporation to Frank Houston dated March 4, 2005. (Incorporated by reference to Exhibit 10.19e to the Company's Current Report on Form 8-K dated March 29, 2005 [Commission File Number 1-6357].)
10.12*	Offer Letter from Esterline Technologies Corporation to Brad Lawrence dated December 11, 2006. (Incorporated by reference to Exhibit 10.19f to the Company's Current Report on Form 8-K dated January 23, 2007 [Commission File Number 1-6357].)
10.13*	Esterline Technologies Corporation Amended and Restated 1997 Stock Option Plan. (Incorporated by reference to Exhibit 99.1 to the Company's Registration Statement on Form S-8 filed March 14, 2003 [Commission File Number 333-103846].)
10.14	Real Property Lease and Sublease, dated June 28, 1996, between 810 Dexter L.L.C. and Korry Electronics Co. (Incorporated by reference to Exhibit 10.22 to the Company's Annual Report on Form 10-K for the year ended October 28, 2005 [Commission File Number 1-6357].)
10.15	Industrial Lease dated July 17, 1984, between 901 Dexter Associates and Korry Electronics Co., First Amendment to Lease dated May 10, 1985, Second Amendment to Lease dated June 20, 1986, Third Amendment to Lease dated September 1, 1987, and Notification of Option Exercise dated January 7, 1991, relating to the manufacturing facility of Korry Electronics at 901 Dexter Avenue N., Seattle, Washington. (Incorporated by reference to Exhibit 10.4 to the Company's Annual Report on Form 10-K for the year ended October 28, 2005 [Commission File Number 1-6357].)
10.16	Fourth Amendment dated July 27, 1994, to Industrial Lease dated July 17, 1984 between Houg Family Partnership, as successor to 901 Dexter Associates, and Korry Electronics Co. (Incorporated by reference to Exhibit 10.4a to the Company's Annual Report on Form 10-K for the year ended October 28, 2005 [Commission File Number 1-6357].)
10.17	Industrial Lease dated July 17, 1984, between 801 Dexter Associates and Korry Electronics Co., First Amendment to Lease dated May 10, 1985, Second Amendment to Lease dated June 20, 1986, Third Amendment to Lease dated September 1, 1987, and Notification of Option Exercise dated January 7, 1991, relating to the manufacturing facility of Korry Electronics at 801 Dexter Avenue N., Seattle, Washington. (Incorporated by reference to Exhibit 10.5 to the Company's Annual Report on Form 10-K for the year ended October 28, 2005 [Commission File Number 1-6357].)
10.18	Fourth Amendment dated March 28, 1994, to Industrial Lease dated July 17, 1984, between Michael Maloney and the Bancroft & Maloney general partnership, as successor to 801 Dexter Associates, and Korry Electronics Co. (Incorporated by reference to Exhibit 10.5a to the Company's Annual Report on Form 10-K for the year ended October 28, 2005 [Commission File Number 1-6357].)
10.19	Property lease between Slibail Immobilier and Norbail Immobilier and Auxitrol S.A., dated April 29, 1997, relating to the manufacturing facility of Auxitrol at 5, allée Charles Pathé, 18941 Bourges Cedex 9, France, effective on the construction completed date (December 5, 1997). (Incorporated by reference to Exhibit 10.25 to the Company's Annual Report on Form 10-K for the year ended October 28, 2005 [Commission File Number 1-6357].)
10.20	Industrial and Build-to-Suit Purchase and Sale Agreement between The Newhall Land and Farming Company, Esterline Technologies Corporation and TA Mfg. Co., dated February 13, 1997 including Amendments, relating to premises located at 28065 West Franklin Parkway, Valencia, CA. (Incorporated by reference to Exhibit 10.26 to the Company's Annual Report on Form 10-K for the year ended October 28, 2005 [Commission File Number 1-6357].)
10.21	Lease Agreement, dated as of February 27, 1998, between Glacier Partners and Advanced Input Devices, Inc., as amended by Lease Amendment #1, dated February 27, 1998. (Incorporated by reference to Exhibit 10.31 to the Company's Annual Report on Form 10-K for the year ended October 27, 2000 [Commission File Number 1-6357].)

Exhibit Number	Exhibit Index
10.22	Lease Amendment #2 between Glacier Partners and Advanced Input Devices, Inc., dated July 2, 2002, and Lease Amendment #3 between Glacier Partners and Advanced Input Devices, Inc., dated September 18, 2009. (Incorporated by reference to Exhibit 10.4 to the Company's Annual Report on Form 10-K for the year ended October 30, 2009 [Commission File Number 1-6357].)
10.23	Lease Agreement, dated as of August 6, 2003, by and between the Prudential Insurance Company of America and Mason Electric Co., relating to premises located at Sylmar, California. (Incorporated by reference to Exhibit 10.34 to the Company's Annual Report on Form 10-K for the year ended October 31, 2003 [Commission File Number 1-6357].)
10.24	Occupation Lease of Buildings known as Phases 3 and 4 on the Solartron Site at Victoria Road, Farnborough, Hampshire between J Sainsbury Developments Limited and Weston Aerospace Limited, dated July 21, 2000. (Incorporated by reference to Exhibit 10.35 to the Company's Annual Report on Form 10-K for the year ended October 31, 2003 [Commission File Number 1-6357].)
10.25	Lease Agreement dated as of March 19, 1969, as amended, between Leach Corporation and Gin Gor Ju, Trustee of Ju Family Trust, relating to premises located in Orange County. (Incorporated by reference to Exhibit 10.37 to the Company's Annual Report on Form 10-K for the year ended October 29, 2004 [Commission File Number 1-6357].)
10.26	Lease Agreement, dated November 29, 2005 between Lordbay Investments Limited, Darchem Engineering Limited and Darchem Holdings Limited relating to premises located at Units 4 and 5 Eastbrook Road, London Borough of Gloucestershire Gloucester. (Incorporated by reference to Exhibit 10.38 to the Company's Quarterly Report on Form 10-Q for the quarter ended April 28, 2006 [Commission File Number 1-6357].)
10.27	Amendment No. 1 dated as of November 23, 2005 to Lease Agreement dated as of March 1, 1994 between Highland Industrial Park, Inc. and Armtec Countermeasures Company. (Incorporated by reference to Exhibit 10.41 to the Company's Quarterly Report on Form 10-Q for the quarter ended April 28, 2006 [Commission File Number 1-6357].)
10.28	Lease Agreement dated November 4, 2002, between American Ordnance LLC and FR Countermeasures, relating to premises located at 25A Ledbetter Gate Road, Milan, Tennessee. (Incorporated by reference to Exhibit 10.44 to the Company's Annual Report on Form 10-K for the year ended October 27, 2006 [Commission File Number 1-6357].)
10.29	Lease Agreement between Capstone PF LLC and Korry Electronics Co. dated as of March 26, 2008. (Incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended May 2, 2008 [Commission File Number 1-6357].)
10.30	Exhibit C to Lease Agreement between Capstone PF LLC and Korry Electronics Co. dated as of March 26, 2008. (Incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended August 1, 2008 [Commission File Number 1-6357].)
10.31	First Amendment to Building Lease and Sublease, dated June 25, 2008, between Capstone PF LLC and Korry Electronics Co. (Incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended August 1, 2008 [Commission File Number 1-6357].)
10.32	Second Amendment to Building Lease and Sublease, dated July 30, 2008, between Capstone PF LLC and Korry Electronics Co. (Incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the quarter ended August 1, 2008 [Commission File Number 1-6357].)

Exhibit Number	Exhibit Index
10.33	Subordination, Nondisturbance and Attornment Agreement and Estoppel Certificate, dated July 30, 2008, between Keybank National Association and Korry Electronics Co. (Incorporated by reference to Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q for the quarter ended August 1, 2008 [Commission File Number 1-6357].)
10.34	Lease Extension Agreement between Weir Redevelopment Company and Kirkhill TA dated October 30, 2009. (Incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the quarter ended January 29, 2010 [Commission File Number 1-6357].)
10.35	Agreement of purchase and sale and joint escrow instruction between Kirkhill-TA Co., a California corporation, and Absolute Screen Print, Inc., a California corporation, dated August 11, 2011. (Incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended July 29, 2011 [Commission File Number 1-6357].)
10.36	First and Second Amendment to Office Lease Agreement between City Center Bellevue Property LLC, a Delaware limited partnership, and Esterline Technologies Corporation, a Delaware corporation, dated April 14, 2011, and May 4, 2011. (Incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended July 29, 2011 [Commission File Number 1-6357].)
10.37	Agreement for the sale and purchase of the entire issued share capital of Muirhead Aerospace Limited between Esterline Technologies Limited, Esterline Technologies Corporation, EMA Holding UK Limited, and Ametek, Inc. dated November 3, 2008. (Incorporated by reference to Exhibit 10.33 to the Company's Annual Report on Form 10-K for the year ended October 29, 2010 [Commission File Number 1-6357].)
10.38	Stock Purchase Agreement between NMC Group, Inc. and Esterline Technologies Corporation dated November 17, 2008. (Incorporated by reference to Exhibit 10.34 to the Company's Annual Report on Form 10-K for the year ended October 29, 2010 [Commission File Number 1-6357].)
10.39	Share Sale and Purchase Agreement Relating to Racal Acoustics Global Limited dated December 21, 2008. (Incorporated by reference to Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q for the quarter ended January 30, 2009 [Commission File Number 1-6357].)
10.40	Stock Purchase Agreement by and between Measurement Specialties, Inc., Pressure Systems, Inc. and Esterline Technologies Corporation dated September 8, 2010, relating to the sale of all issued and outstanding shares of Pressure Systems, Inc. (Incorporated by reference to Exhibit 10.37 to the Company's Annual Report on Form 10-K for the year ended October 29, 2010 [Commission File Number 1-6357].)
10.41	Stock Purchase Agreement By and Among Eclipse Electronic Systems, Inc., Its Shareholders, and Esterline Technologies Corporation dated as of December 28, 2010. (Incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended January 28, 2011 [Commission File Number 1-6357].)
10.42	Share Purchase Agreement between FCPR Sagard, FCPR Sagard Connecteurs, Individuals, The Mezzanine Sellers as Sellers and Esterline Technologies Corporation as Buyer, dated May 23, 2011. (Incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended April 29, 2011 [Commission File Number 1-6357].)
11.1	Schedule setting forth computation of earnings per share for the five fiscal years ended October 28, 2011.
12.1	Statement of Computation of Ratio of Earnings to Fixed Charges.
21.1	List of subsidiaries.
23.1	Consent of Independent Registered Public Accounting Firm.

Exhibit Number	Exhibit Index
31.1	Certification of Chief Executive Officer.
31.2	Certification of Chief Financial Officer.
32.1	Certification (of R. Bradley Lawrence) pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification (of Robert D. George) pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Definition Linkbase
101.LAB	XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbase

---

* Indicates management contract or compensatory plan or arrangement.

Exhibit 11.1

ESTERLINE TECHNOLOGIES CORPORATION
(In thousands, except per share amounts)

	2011	2010	2009	2008	2007
Computation of Earnings Per Share – Basic					
Income From Continuing Operations Attributable to Esterline, Net of Tax	$ 133,087	$ 130,039	$ 105,568	$ 111,258	$ 85,914
Income (Loss) From Discontinued Operations Attributable to Esterline, Net of Tax	(47)	11,881	14,230	9,275	6,370
Net Earnings Attributable to Esterline	$ 133,040	$ 141,920	$ 119,798	$ 120,533	$ 92,284
Weighted Average Number of Shares Outstanding – Basic	30,509	29,973	29,717	29,507	25,824
Earnings Per Share Attributable to Esterline – Basic:					
Continuing operations	$ 4.36	$ 4.34	$ 3.55	$ 3.77	$ 3.33
Discontinued operations	.00	.39	.48	.31	.24
Earnings Per Share Attributable to Esterline – Basic	$ 4.36	$ 4.73	$ 4.03	$ 4.08	$ 3.57
Computation of Earnings Per Share – Diluted					
Income From Continuing Operations Attributable to Esterline, Net of Tax	$ 133,087	$ 130,039	$ 105,568	$ 111,258	$ 85,914
Income (Loss) From Discontinued Operations Attributable to Esterline, Net of Tax	(47)	11,881	14,230	9,275	6,370
Net Earnings Attributable to Esterline	$ 133,040	$ 141,920	$ 119,798	$ 120,533	$ 92,284
Weighted Average Number of Shares Outstanding	30,509	29,973	29,717	29,507	25,824
Net Shares Assumed to be Issued for Stock Options	645	504	234	401	428
Weighted Average Number of Shares and Equivalent Shares Outstanding – Diluted	31,154	30,477	29,951	29,908	26,252
Earnings Per Share Attributable to Esterline – Diluted:					
Continuing operations	$ 4.27	$ 4.27	$ 3.52	$ 3.72	$ 3.27
Discontinued operations	.00	.39	.48	.31	.25
Earnings Per Share Attributable to Esterline – Diluted	$ 4.27	$ 4.66	$ 4.00	$ 4.03	$ 3.52

Exhibit 12.1

ESTERLINE TECHNOLOGIES CORPORATION
(In thousands)

Statement of Computation of Ratio of Earnings to Fixed Charges

	2011	2010	2009	2008	2007
Income from continuing operations before income taxes	$ 158,482	$ 154,749	$ 118,334	$ 136,929	$ 107,470
Fixed charges [1]					
Interest expense	40,216	33,181	28,689	29,922	35,298
Interest included in rental expense	5,166	4,611	5,299	5,193	3,651
Total	$ 45,382	$ 37,792	$ 33,988	$ 35,115	$ 38,949
Earnings [2]	$ 203,864	$ 192,541	$ 152,322	$ 172,044	$ 146,419
Ratio of earnings available to cover fixed charges	4.5	5.1	4.5	4.9	3.8

[1] Fixed charges consist of interest on indebtedness and amortization of debt issuance cost plus that portion of lease rental expense representative of the interest factor.

[2] Earnings consist of income from continuing operations before income taxes plus fixed charges.

Exhibit 21.1

SUBSIDIARIES

The subsidiaries of the Company as of October 28, 2011, are as follows:

Name of Subsidiary	Jurisdiction of Incorporation
Advanced Input Devices, Inc.	Delaware
Esterline Input Devices (Shanghai) Ltd.	China
LRE Medical GmbH	Germany
Memtron Technologies Co.	Delaware
Armtec Defense Products Co.	Delaware
Armtec Countermeasures Co.	Delaware
Armtec Countermeasures TNO Co.	Delaware
Wallop Defence Systems	England
Auxitrol S.A.	France
Esterline Sensors Services Americas, Inc.	Delaware
Norwich Aero Products Ltd.	New York
Weston Aerospace Ltd.	England
CMC Electronics Incorporated	Canada
CMC Electronics Aurora Incorporated	Delaware
Eclipse Electronic Systems	Texas
Hytek Finishes Co.	Delaware
Kirkhill – TA Co.	California
Darchem Engineering Ltd.	Scotland
NMC Group, Inc.	California
Korry Electronics Co.	Delaware
AVISTA Incorporated	Wisconsin
BVR Technologies Co.	Delaware
Mason Electric Co.	Delaware
Leach International Corporation	Delaware
Leach International Europe S.A.	France
Palomar Products, Inc.	Delaware
Racal Acoustics Ltd.	England
Racal Acoustics Inc.	Delaware
Souriau S.A.S.	France
Pacific Aerospace & Electronics Inc.	Washington
Souriau USA Inc.	Delaware

The above list excludes certain subsidiaries that, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary as of October 28, 2011.

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the following Registration Statements:

(1) Registration Statement (Form S-8 No. 333-43843) pertaining to the Esterline Technologies Corporation 1997 Stock Option Plan;

(2) Registration Statement (Form S-8 No. 333-62650) pertaining to the Esterline Technologies Corporation Amended and Restated 1997 Stock Option Plan;

(3) Registration Statement (Form S-8 No. 333-103846) pertaining to the Esterline Technologies Corporation Amended and Restated 1997 Stock Option Plan;

(4) Registration Statement (Form S-8 No. 333-113475) pertaining to the Esterline Technologies Corporation 2004 Equity Incentive Plan;

(5) Registration Statement (Form S-8 No. 333-151823) pertaining to the Esterline Technologies Corporation 2004 Equity Incentive Plan and the Esterline Technologies Corporation 2002 Employee Stock Purchase Plan;

(6) Registration Statement (Form S-8 No. 333-165613) pertaining to the Esterline Technologies Corporation Amended and Restated 2004 Equity Incentive Plan and Amended and Restated 2002 Employee Stock Purchase Plan;

of our reports dated December 23, 2011, with respect to the consolidated financial statements and schedule of Esterline Technologies Corporation, and the effectiveness of internal control over financial reporting of Esterline Technologies Corporation, included in this Annual Report (Form 10-K), for the year ended October 28, 2011.

/s/ Ernst & Young LLP

Seattle, Washington
December 23, 2011

Exhibit 31.1

CERTIFICATIONS

I, R. Bradley Lawrence, certify that:

1. I have reviewed this annual report on Form 10-K of Esterline Technologies Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: December 23, 2011

By: /s/ R. Bradley Lawrence

R. Bradley Lawrence
Director, President and Chief Executive Officer
(Principal Executive Officer)

Exhibit 31.2

CERTIFICATIONS

I, Robert D. George, certify that:

1. I have reviewed this annual report on Form 10-K of Esterline Technologies Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: December 23, 2011

By: /s/ Robert D. George

Robert D. George
Vice President, Chief Financial Officer,
Corporate Development and Secretary
(Principal Financial Officer)

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Esterline Technologies Corporation (the "***Company***") on Form 10-K for the fiscal year ended October 28, 2011 as filed with the Securities and Exchange Commission on the date hereof (the ***"Form 10-K"***), I, R. Bradley Lawrence, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Form 10-K fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and

(2) The information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: December 23, 2011

By: /s/ R. Bradley Lawrence
R. Bradley Lawrence
Director, President and Chief Executive Officer

Exhibit 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Esterline Technologies Corporation (the "***Company***") on Form 10-K for the fiscal year ended October 28, 2011 as filed with the Securities and Exchange Commission on the date hereof (the ***"the Form 10-K"***), I, Robert D. George, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Form 10-K fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and

(2) The information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: December 23, 2011

By: /s/ Robert D. George
Robert D. George
Vice President, Chief Financial Officer,
Corporate Development and Secretary

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Esterline
2012 Proxy





2012 Proxy

NOTICE OF ANNUAL MEETING AND PROXY STATEMENT

ESTERLINE TECHNOLOGIES CORPORATION

500 108th Avenue NE
Bellevue, Washington 98004

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
To Be Held March 7, 2012

To the Shareholders of Esterline Technologies Corporation:

NOTICE IS HEREBY GIVEN that the 2012 annual meeting of shareholders for ESTERLINE TECHNOLOGIES CORPORATION, a Delaware corporation (the "Company"), will be held on Wednesday, March 7, 2012, at 10:30 a.m. (local time), at the Montage Laguna Beach, 30801 South Coast Highway, Laguna Beach, California, for the following purposes:

(1) to elect as directors of the Company the four nominees named in the attached proxy statement;

(2) to approve, on a nonbinding basis, the compensation of the Company's named executive officers for the fiscal year ended October 28, 2011;

(3) to ratify the selection of Ernst & Young LLP as the Company's independent registered public accounting firm for the fiscal year ending October 26, 2012; and

(4) to transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

The Board of Directors has fixed the close of business on January 10, 2012, as the record date for determination of shareholders entitled to notice of and to vote at the meeting or any adjournment or postponement thereof.

The Company's Annual Report for fiscal year 2011 is provided for your convenience.

By order of the Board of Directors

ROBERT D. GEORGE
Vice President,
Chief Financial Officer,
Corporate Development and Secretary

January 26, 2012

ESTERLINE PROXY

2012

PROXY STATEMENT

ANNUAL MEETING OF SHAREHOLDERS
To Be Held March 7, 2012

This proxy statement, which is first being provided to shareholders on or about January XX, 2012, has been prepared in connection with the solicitation by the Board of Directors of Esterline Technologies Corporation (the "Company") of proxies in the accompanying form to be voted at the 2012 annual meeting of shareholders of the Company to be held on Wednesday, March 7, 2012, at 10:30 a.m. (local time), at the Montage Laguna Beach, 30801 South Coast Highway, Laguna Beach, California 92651, and at any adjournment or postponement thereof. The Company's principal executive office is at 500 108th Avenue NE, Suite 1500, Bellevue, Washington 98004.

The cost of this solicitation will be borne by the Company. In addition to solicitation by mail, officers and employees of the Company may, without additional compensation, solicit the return of proxies by telephone, telegram, messenger, facsimile transmission or personal interview. Arrangements may also be made with brokerage houses and other custodians, nominees and fiduciaries to send proxies and proxy material to their principals and the Company may reimburse such persons for their expenses in so doing. The Company has retained MacKenzie Partners, Inc. to provide proxy solicitation services for a fee of $9,000, plus reimbursement of its out-of-pocket expenses.

Registered shareholders can vote in person, by Internet, by telephone or by mail, as described below. If you are a beneficial shareholder, please refer to the information forwarded by your broker, bank or other holder of record to see what options are available to you. Registered shareholders may cast their vote by:

(1) Attending and voting in person at the annual meeting;

(2) Accessing the Internet website specified in the Notice of Internet Availability and following the instructions provided on the website (or if printed copies of the proxy materials were requested, as specified in the printed proxy card);

(3) Calling the telephone number specified in the Notice of Internet Availability and voting by following the instructions provided on the phone line (or if copies of the proxy materials were requested, as specified in the printed proxy card); or

(4) Requesting a printed proxy card and completing, signing, dating and promptly mailing the proxy card in the envelope provided.

Any proxy given pursuant to the solicitation may be revoked at any time prior to being voted. A proxy may be revoked by the record holder or other person entitled to vote (a) by attending the meeting in person and voting the shares, (b) by executing another proxy dated as of a later date or (c) by notifying the Secretary of the Company in writing, at the Company's address set forth on the notice of the meeting, provided that such notice is received by the Secretary prior to the meeting date. All shares represented by valid proxies will be voted at the meeting. Proxies will be voted in accordance with the specification made therein or, in the absence of specification, in accordance with the provisions of the proxy.

The Board of Directors has fixed the close of business on January 10, 2012, as the record date for determining the holders of common stock of the Company (the "Common Stock") entitled to notice of and to vote at the annual meeting. The Common Stock is listed for trading on the New York Stock Exchange. At the close of business on the record date there were outstanding and entitled to vote 30,642,001 shares of Common Stock, which are entitled to one vote per share on all matters which properly come before the annual meeting.

The presence in person or by proxy of the holders of a majority of the outstanding shares of Common Stock entitled to vote is required to constitute a quorum for the transaction of business at the meeting. The inspector of elections, who determines whether or not a quorum is present at the annual meeting, will count abstentions and broker non-votes, which are discussed further below, as shares of Common Stock that are present and entitled to vote for purposes of determining the presence of a quorum. There must be a quorum for the meeting to be held. The Company has appointed Computershare Shareowner Services LLC as the inspector of elections for the annual meeting.

Votes cast by proxy or in person at the annual meeting will be tabulated by the inspector of elections appointed for the annual meeting. The inspector of elections will treat abstentions as shares of Common Stock that are present and entitled to vote for purposes of determining the presence of a quorum.

For Proposal One regarding the election of directors, each nominee must receive an affirmative vote of a majority of votes cast, either in person or represented by proxy at the meeting to be elected to the Board of Directors. Shareholders are not entitled to cumulate votes in electing directors. For Proposal Two regarding the advisory vote on the executive compensation of the Company's named executive officers, the affirmative vote of a majority of the votes cast will be required for approval of the proposal. For Proposal Three, an affirmative vote of a majority of votes cast will be required to approve the ratification of selection of Ernst & Young LLP as the Company's independent registered public accounting firm for fiscal year 2012. The votes on Proposal Two (regarding executive compensation) and Proposal Three (regarding the ratification of our independent auditors) are advisory in nature and are nonbinding.

Abstentions and broker non-votes will not be considered votes cast with respect to Proposals One through Three and as a result, they will have no effect on the vote relating to those proposals. Broker non-votes occur when a person holding shares through a bank or brokerage account does not provide instructions as to how his or her shares should be voted and the broker does not exercise discretion to vote those shares on a particular matter. Brokers may not exercise discretion to vote shares as to non-routine matters, such as the election of directors or the advisory votes on executive compensation. Brokers may exercise discretion to vote shares as to which instructions are not given with respect to routine matters, such as the ratification of the selection of Ernst & Young LLP as the Company's independent registered public accounting firm.

PROPOSAL ONE: ELECTION OF DIRECTORS

The Company's Bylaws, as amended and restated, provide for a board of directors that consists of not less than seven (7) or more than twelve (12) members, as may be fixed from time to time by the Board of Directors. The Company's Restated Certificate of Incorporation provides that the directors will be divided into three classes, with the classes serving for staggered, three-year terms such that approximately one-third of the directors are elected each year.

In March 2011, the Board of Directors increased the authorized number of directors of the Board to ten, elected Ms. Mary L. Howell to fill the vacancy created by the expansion and, in accordance with the Company's Restated Certificate of Incorporation, classified Ms. Howell into the class of directors whose term expires at the 2012 annual meeting. In October 2011, Mr. Nosbaum announced his resignation from the Board and the Board of Directors reduced the authorized number of directors to nine.

Majority Voting in Director Elections

Pursuant to the Company's Amended and Restated Bylaws a director nominee must receive more "For" votes than "Against" votes. Abstentions will have no effect on the election of directors since only votes "For" or "Against" a nominee will be counted.

Under the Company's Corporate Governance Guidelines, the Board will nominate only those persons who tender, in advance, irrevocable resignations, which are effective upon a director's failure to receive the required vote at any annual meeting at which they are nominated for re-election and Board acceptance of the resignation. The Board will act on the resignation, taking into account the recommendation of the Nominating & Corporate

Governance Committee, and publicly disclose its decision within 90 days from the date of the certification of the election results. Any director who tenders such a resignation in accordance with the Corporate Governance Guidelines will not participate in the Nominating & Corporate Governance Committee recommendation or Board decision on the resignation. If the Board does not accept the resignation, the director will continue to serve until the next annual meeting and until his or her successor is duly elected, or until his or her earlier resignation or removal. If the Board accepts the resignation, then the Board, in its sole discretion, may fill any resulting vacancy or may decrease the size of the Board as provided for and in accordance with the Bylaws.

The Board of Directors recommends a vote FOR its director nominees named below.

Information as to each nominee and each director whose term will continue after the 2012 annual meeting is provided below. Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy to vote shares represented by properly executed proxies FOR the election of the nominees named below. The Board of Directors knows of no reason why any of its nominees will be unable or unwilling to serve. If any nominee becomes unavailable to serve, the Board of Directors intends for the persons named as proxies to vote for the election of such other persons, if any, as the Board of Directors may recommend.

Nominees to the class of directors whose term will expire at the 2015 annual meeting:

Delores M. Etter

Director, Caruth Institute for Engineering Education and Texas Instruments Distinguished Chair in Engineering Education, Southern Methodist University. Age 64.
Dr. Etter has been the Director of the Caruth Institute for Engineering Education and the Texas Instruments Distinguished Chair in Engineering Education at Southern Methodist University since June 2008. Previously, she held the position of Assistant Secretary of the Navy for Research, Development and Acquisition from September 2005 to November 2007. She is also a member of the National Academy of Engineering and is a Fellow of the Institute of Electrical and Electronic Engineers, the American Association for the Advancement of Science, and the American Society for Engineering Education. She is also a director of LORD Corporation and Stantec Inc. She has been a director of the Company since 2010.

Dr. Etter has had multiple, substantive experiences within the U.S. Department of Defense, as well as serving on the faculty at the U.S. Naval Academy. This experience, coupled with her deep technical knowledge, and her familiarity with the Joint Strike Fighter and the Mine Resistant Ambush Protected Vehicle program enable Dr. Etter to provide insight and guidance to management and the Board.

Mary L. Howell

Executive Vice President (Retired), Textron, Inc. Age 59.
Prior to January 2010, Ms. Howell was the Executive Vice President of Textron, Inc. (a multi-industry company serving aircraft, automotive, defense, industrial, and finance businesses), having held such position since August 1995. Ms. Howell is also a board member of the Atlantic Council of the United States and is an advisor to the Center for a New American Society. She has been a director of the Company since 2011.

Ms. Howell has had extensive experience in the commercial and military markets. She has deep expertise in marketing, sales and business development. She served on the boards of the National Association of Manufacturers and the Aerospace Industries Association. Further, her experience as a board member of FM Global gives her insight to sophisticated risk management practices.

Jerry D. Leitman

Chairman (Retired), FuelCell Energy, Inc. Age 69.
Prior to February 2007, Mr. Leitman was the Chairman of the Board of FuelCell Energy, Inc. (a fuel cell company), having held such position since June 2002. In addition, he also served as Chief Executive Officer from June 2002 to January 2006. He has been a director of the Company since 1998.

Mr. Leitman's contributions to the Board come from a combination of skills acquired from his time as an executive in a global, complex multinational firm – ABB – as well as the driving force and CEO and Chairman of a start-up energy company. These experiences enable Mr. Leitman to provide insight on capital structure decisions, compensation planning, and leadership in fast moving organizations.

Gary E. Pruitt

Chairman (Retired), Univar. *Age 61.*

Prior to November 2010, Mr. Pruitt was the Chairman of Univar (a leading chemical distributor), having held such position since June 2002. In addition, he also served as Chief Executive Officer from June 2002 to October 2009. He is also a director of Itron, Inc. and Premera Blue Cross, and a trustee of Public Storage, Inc. He has been a director of the Company since 2009.

Mr. Pruitt brings extensive knowledge of growing and directing a large, complex, global company. Mr. Pruitt also is familiar with the nuances of international taxation, as he has significant experience in capital structure and treasury management. This unique set of skills is valuable to the Board as the Company has material portions of the business located outside of the U.S., as well as a complex organizational tax structure.

Continuing directors:

Robert W. Cremin

Chairman, Esterline Technologies Corporation. Age 71.

Mr. Cremin has been Chairman since January 2001. In addition, he also served as Chief Executive Officer from January 1999 to October 2009 and President from September 1997 to June 2009. He is also a director and chairman of Dover Corporation, as well as a director of the Pacific Northwest Ballet, Premera Blue Cross, and the Seattle Symphony. Mr. Cremin also serves as the Honorary British Consul in Seattle. He has been a director of the Company since 1998, and his current term expires in 2014.

Mr. Cremin has been associated with Esterline for over 30 years, serving in many capacities as an employee, including Group Vice President, President, Chief Executive Officer, and currently, as Chairman of the Board. Mr. Cremin has extensive knowledge of the Company's strategies, technologies, and culture, as well as deep knowledge of the aerospace and defense industry. Esterline has substantial operations in the United Kingdom and Mr. Cremin's relationships with the Department of Trade and Industry continue to benefit the Company.

Anthony P. Franceschini

President and Chief Executive Officer (Retired), Stantec Inc. Age 60.

Prior to May 2009, Mr. Franceschini was the President and Chief Executive Officer of Stantec Inc. (an engineering, architecture and related professional services design firm), having held such positions since June 1998. He has served and continues to serve as a director of Stantec Inc. since March 1994. He is also a director of Aecon Group Inc. and ZCL Composites Inc. He has been a director of the Company since 2002, and his current term expires in 2014.

Mr. Franceschini has substantive experience in the area of mergers and acquisitions, having guided Stantec Inc. through a period of significant growth facilitated through many successful acquisitions. His understanding of the acquisition process and post-acquisition integration is beneficial to the Board and management. Additionally, as a Canadian citizen, Mr. Franceschini's familiarity with Canadian law and banking is supportive of Esterline's investments in Canada.

Paul V. Haack

Senior Partner (Retired), Deloitte & Touche LLP. Age 61.

Prior to 2006, Mr. Haack was a Senior Partner with Deloitte & Touche LLP (a public accounting firm) in their Chicago office, primarily serving companies in the aerospace and defense industry. He is also a director of SonoSite, Inc. He has been a director of the Company since 2006, and his current term expires in 2013.

Mr. Haack has extensive financial and accounting expertise gained from his many years with Deloitte & Touche LLP. He also has experience in complex mergers and acquisitions and capital structure issues gained from involvement in transactions during his career. Also, he has experience in the aerospace and defense industry, having worked with many companies in the industry as one of Deloitte's practice leaders in aerospace and defense.

R. Bradley Lawrence

President and Chief Executive Officer, Esterline Technologies Corporation. Age 64.
Mr. Lawrence has been President and Chief Executive Officer since November 2009. Prior to that time, he was President and Chief Operating Officer since July 2009 and Group Vice President since January 2007. From September 2002 to January 2007, he was President of Advanced Input Systems, a subsidiary of the Company. He has been a director of the Company since November 2009, and his current term expires in 2013.

Mr. Lawrence has a breadth of experience in various functional areas including marketing, sales, and operations and in multiple industrial settings, including experience as the Platform President of the Company's Interface Technologies operations. As CEO of the Company, this knowledge and experience adds substantial insight and provides the driving force to the Company's operational excellence strategy.

James J. Morris

Vice President, Engineering and Manufacturing (Retired), The Boeing Company. Age 63.
Prior to 2007, Mr. Morris was the Vice President, Engineering and Manufacturing, of The Boeing Commercial Airplane Company, having held such position since 2005. He is a Principal at J2 Ventures and is a director of LORD Corporation, JURA Corporation, and 2Source Manufacturing Inc. He has been a consultant to Héroux-Devtek, Inc. since 2008. He has been a director of the Company since 2007, and his current term expires in 2014.

Mr. Morris' experience in supply chain management, engineering, and manufacturing at The Boeing Commercial Airplane Company and within Boeing's helicopter business, as well as his continuing involvement in the aerospace industry, adds a depth of knowledge of the aerospace business, as well as a global perspective to the Board that is difficult to replicate. Mr. Morris has a solid understanding of the complexities involved in the dynamics of a low volume, high mix manufacturing environment found in many of Esterline's operations.

OTHER INFORMATION AS TO DIRECTORS

Director Compensation

The following table describes the compensation earned by persons who served as non-employee directors during fiscal 2011. Employees of the Company serving on the Board or committees received no additional compensation for such service.

Name	Fees Earned or Paid in Cash ($) (1)	Stock Awards ($) (2)	All Other Compensation $ (3)	Total ($)
Lewis E. Burns (4)	$ 42,750	$ —	$ —	$ 42,750
John F. Clearman (4)	60,750	—	—	60,750
Robert W. Cremin	204,500	72,000	48,377	324,877
Delores M. Etter (5)	40,750	72,000	—	112,750
Anthony P. Franceschini	58,125	72,000	—	130,125
Paul V. Haack	78,875	72,000	—	150,875
Mary L. Howell (6)	24,750	72,000	—	96,750
Jerry D. Leitman	57,875	72,000	—	129,875
James J. Morris	66,250	72,000	—	138,250
LeRoy D. Nosbaum (7)	63,500	72,000	—	135,500
Gary E. Pruitt	58,875	72,000	—	130,875

(1) Amounts in this column represent retainers, meeting fees and chair fees.

(2) Amounts in this column represent the aggregate grant date fair value of awards granted during fiscal 2011, computed in accordance with Accounting Standards Codification Topic 718 (ASC 718).

(3) The amount in this column represents financial planning advisory fees in the amount of $34,561 and a related tax gross-up in the amount of $13,816.

(4) In accordance with the Company's mandatory retirement policy for directors, Messrs. Burns and Clearman retired immediately following the March 2, 2011 Annual Meeting of Shareholders.

(5) Ms. Etter joined the Board in December 2010.

(6) Ms. Howell joined the Board in March 2011.

(7) Mr. Nosbaum resigned from the Board in October 2011.

During fiscal 2011, the Company paid the following cash fees to non-employee directors:

Non-Employee Chairman of the Board Annual Retainer	$ 150,000
Non-Employee Director (other than the Chairman) Annual Retainer	30,000
Lead Independent Director Additional Annual Retainer	25,000
Audit Committee Chair Additional Annual Retainer	12,500
Compensation Committee Chair Additional Annual Retainer	7,500
Nominating & Corporate Governance Committee Chair Additional Annual Retainer	5,000
Strategy & Technology Committee Chair Additional Annual Retainer	5,000
In Person Board Meeting	1,500
In Person Committee Meeting	1,500
Telephonic Board Meeting	750
Telephonic Committee Meeting	750

All stipends and meeting attendance fees are paid quarterly in arrears. The Company also reimburses non-employee directors for reasonable expenses incurred in attending Board and committee meetings. As the retired President and Chief Executive Officer of the Company, Mr. Cremin was also provided with financial planning benefits. In fiscal 2012, the Company paid Mr. Cremin a one-time tax gross-up in connection with an unanticipated tax liability caused by a new interpretation of imputed income related to the Company's payment of financial planning services in fiscal 2011.

In addition, the Company pays each non-employee director compensation in the form of an annual issuance of $72,000 worth of fully-paid Common Stock immediately following each annual meeting of shareholders. During fiscal 2011, shares to non-employee directors were issued under the Company's 2004 Equity Incentive Plan.

Board and Board Committees

There were nine meetings of the Board of Directors during fiscal 2011. During fiscal 2011, each director attended at least 88% of the total number of meetings of the Board of Directors and Board committees of which he/she was a member.

The Board recognizes that there is no single best approach to the structure of Board leadership and therefore, our Corporate Governance Guidelines provide that there shall be a Chairman of the Board who may or may not be a member of management. In the event the Chairman is a member of management, a Lead Independent Director shall be selected from among the non-management directors. This gives the Board the flexibility to structure the Board's leadership in the best interests of the Company. Currently, Mr. Cremin serves as the Chairman of the Board, Mr. Lawrence, as President and Chief Executive Officer, serves as a member of the Board, and due to Mr. Cremin's prior management positions with the Company, Mr. Haack currently serves as the Lead Independent Director.

The Chairman of the Board, if a non-management director, presides over executive sessions of non-management directors, which are held on a regular basis, generally at each scheduled Board meeting. Because the Chairman of the Board was an employee of the Company, the Lead Independent Director, Paul V. Haack, presided over the sessions. Non-management directors who are considered independent under the NYSE independence listing standards also meet in executive session at least annually. In addition, the Audit Committee has adopted the practice of reserving time at each meeting to meet without members of Company management present. The Compensation Committee and the Nominating & Corporate Governance Committee also have adopted a similar practice of meeting periodically without members of Company management present.

Board's Role in Risk Oversight. The Company has traditionally identified and evaluated risk as part of its annual strategic planning process (carried out through its business units) and will continue to do so. Beginning in 2009, the Company developed and implemented an enterprise risk management program ("ERM") which incorporates the business unit risk assessments. The Company's ERM program is a systematic approach to risk assessment and mitigation, which is designed to measure, manage and aggregate risks on an enterprise-wide basis. Under the Company's ERM program, management identifies various risks facing the Company and assesses such risks by likelihood of occurrence and potential impact on earnings. Management has the responsibility for developing an action plan to address, mitigate or monitor such risks. Management will update the ERM program annually to reassess existing risk profiles and to identify new types of risk.

The Board of Directors has chosen to retain overall responsibility for overseeing risk assessment in light of the interrelated nature of the elements of risk, rather than delegating this responsibility to a Board committee. As described below, the Board receives assistance from certain of its committees for the identification and monitoring of those risks that are related to the committees' areas of focus as described in each committee charter. The Board and its committees exercise their risk oversight function by carefully evaluating management reports and making inquiries of management regarding material risk exposures and the steps taken to control such exposure.

The Audit Committee reviews risks related to internal controls, disclosure, financial reporting, and legal and compliance activity. Among other processes, the Audit Committee meets regularly in executive sessions with our internal and external auditors as well as the Chief Financial Officer and Chief Accounting Officer. As described more fully below in the section entitled "Statement Regarding Compensation Practices," the Compensation Committee reviews risks associated with the Company's compensation programs, to ensure that incentive compensation arrangements for employees do not encourage inappropriate risk taking.

Attendance at the Annual Meeting. The Board of Directors currently does not have a policy with regard to director attendance at the Company's annual shareholders meeting; however, it schedules the first quarter meeting of the Board of Directors on the same date as the annual shareholders meeting. All of the Company's directors attended the annual shareholders meeting in 2011.

Board Independence. The Board has reviewed the relationships between the Company and each director and has determined that a majority of the directors are independent for purposes of the NYSE corporate governance listing standards. In accordance with these listing standards, the Board adopted its own set of specified criteria, identified in the Company's Corporate Governance Guidelines which are posted on the Company's website at www.esterline.com under the Corporate Governance tab, to assist it in determining whether any relationship between a director and the Company impairs independence. Using the adopted criteria, the Board affirmatively determined that all of the directors, other than Mr. Lawrence and Mr. Cremin, are independent under the NYSE listing standards. Mr. Lawrence does not meet NYSE independence listing standards due to his current position as President and Chief Executive Officer of the Company. Mr. Cremin does not meet the NYSE independence listing standards due to his prior position as President and Chief Executive Officer of the Company within the last 3 years. In considering the independence of Dr. Etter, who was appointed as a director in December 2010, the Board considered her service as a consultant prior to her appointment, for which she received $9,000 in consulting fees. The Board determined that this prior relationship did not impair her independence and affirmatively determined that Dr. Etter is independent under the NYSE listing standards.

The Audit Committee currently consists of Madam and Messrs. Pruitt (Chairman), Haack, Howell, and Morris, each of whom is independent in accordance with applicable rules promulgated by the Securities and Exchange Commission ("SEC") and NYSE listing standards. The Audit Committee selects and retains the independent registered public accounting firm to audit the Company's annual financial statements, approves the terms of the engagement of the independent registered public accounting firm and reviews and approves the fees charged for audits and for any non-audit assignments. The Board of Directors has adopted a written charter for the Audit Committee, a copy of which is posted on the Company's website at www.esterline.com under the Corporate Governance tab. The Audit Committee's responsibilities also include, among others, overseeing (1) the integrity of the Company's financial statements, which includes reviewing the scope and results of the annual audit by the independent registered public accounting firm, any recommendations of the independent registered public accounting firm resulting therefrom and management's response thereto and the accounting principles being applied by the Company in financial reporting, (2) the Company's compliance with legal and regulatory requirements, (3) the independent registered public accounting firm's qualifications and independence, (4) the performance of the Company's internal auditors and the independent registered public accounting firm, and (5) such other related matters as may be assigned to it by the Board of Directors. The Audit Committee met eight times during fiscal 2011.

The Board of Directors has determined that both Messrs. Haack and Pruitt qualify as an "audit committee financial expert" as defined in Item 407 of Regulation S-K promulgated by the SEC and that each Audit Committee member has accounting and financial management literacy under NYSE listing standards.

The Compensation Committee currently consists of Mmes. and Messrs. Franceschini (Chairman), Etter, Howell, Leitman, and Pruitt, each of whom is independent in accordance with applicable NYSE listing standards. The Compensation Committee develops, evaluates and recommends to the Board for its approval corporate goals and objectives relevant to the compensation of the Chief Executive Officer, evaluates the Chief Executive Officer and other corporate officers in light of corporate goals and objectives, recommends the form and level of compensation for officers of the Company, recommends compensation for Board members and is responsible for performing the other related responsibilities set forth in its written charter, which is posted on the Company's website at www.esterline.com under the Corporate Governance tab. The Compensation Committee also administers the Company's stock option plans and incentive compensation plans for senior corporate management, which includes recommending amendments to such plans. When appropriate, the Compensation Committee may form and delegate authority to subcommittees, or may delegate authority to one or more designated members of the Board or to corporate officers. The Chief Executive Officer and the Vice President of Human Resources are non-voting advisors to the Compensation Committee. The Compensation Committee solicits and considers recommendations from the Chief Executive Officer as to compensation for the other executive officers. The Compensation Committee has engaged Towers Watson, an independent executive compensation consultant, to help the Committee develop and review compensation programs for Company executives, including providing and analyzing survey data for executive officer and director compensation and providing recommendations related to the design of executive incentive plans. The Compensation Committee met eight times during fiscal 2011.

The Compensation Committee has the sole authority from the Board of Directors for the appointment, compensation, and oversight of the Company's outside executive and director compensation consultant. Towers Watson's fees for executive and director compensation consulting to the Compensation Committee in fiscal year 2011 were $68,987. Those services included assistance with reviewing the Company's executive compensation strategy and programs, providing market benchmark information, advising on the competitiveness of director compensation, and providing governance guidance.

During the fiscal year, Towers Watson was also retained by Company management to provide services unrelated to executive or director compensation, including: actuarial and investment advice services for the Company's retirement and health care plans, and compensation software benchmarking data and analysis for the Company's general workforce. The Company paid Towers Watson $695,515 for those other services in fiscal 2011, as approved by management in the normal course of business.

Based on practices implemented by the Compensation Committee and by Towers Watson to ensure the objectivity of Towers Watson's executive and director compensation consultant, the Compensation Committee believes the consulting advice it receives is objective and not influenced by Towers Watson's other relationships with the Company.

Semler Brossy was selected by the Compensation Committee as the Committee's new outside advisor in June 2011.

The Executive Committee currently consists of Messrs. Lawrence (Chairman), Cremin, Franceschini, and Haack. The Executive Committee reviews situations that might, at some future time, become items for consideration of the entire Board of Directors and acts on behalf of the entire Board of Directors between its meetings. The Executive Committee met once during fiscal 2011.

The Nominating & Corporate Governance Committee currently consists of Messrs. Leitman (Chairman), and Franceschini, each of whom is independent in accordance with applicable NYSE listing standards. The Nominating & Corporate Governance Committee recommends director candidates to the entire Board, oversees the evaluation of the Board of Directors and Company management, develops and monitors corporate governance principles, practices and guidelines for the Board of Directors and the Company, and is responsible for performing the other related responsibilities set forth in its written charter, which is posted on the Company's website at www.esterline.com under the Corporate Governance tab. The Nominating & Corporate Governance Committee met four times during fiscal 2011.

The Strategy & Technology Committee currently consists of Madam and Messrs. Morris (Chairman), Cremin, and Etter. The Strategy & Technology Committee reviews and makes recommendations to the Board of Directors regarding business and technology acquisition opportunities, monitors and evaluates the execution and performance of significant new product and technology launches, and monitors and evaluates the Company's research and development programs. The Strategy & Technology Committee met eight times during fiscal 2011.

Director Nominations and Qualifications

In accordance with the Company's Bylaws, as amended and restated, any shareholder entitled to vote for the election of directors at the annual meeting may nominate persons for election as directors at the 2013 annual shareholders meeting only if the Corporate Secretary receives written notice of any such nominations no earlier than October 7, 2012, and no later than November 6, 2012. Such nominations should be sent to: Esterline Technologies Corporation, Attn: Corporate Secretary, 500 108th Avenue NE, Suite 1500, Bellevue, WA 98004 and comply with the requirements set forth in our Bylaws.

The Chairman of the Board, other directors or senior management of the Company may also recommend director nominees. The Nominating & Corporate Governance Committee will evaluate recommended director nominees, including those that are submitted to the Company by a shareholder, taking into consideration certain criteria such as business and community service skills and experience, policy-making experience, record of accomplishments, personal integrity and high moral responsibility, capacity to evaluate strategy and reach sound conclusions and current Board composition. In addition, prospective directors must have time available to devote to Board activities and be able to work well with the Chief Executive Officer and other members of the Board. Although there is no formal policy in place, the Company and the Nominating and Corporate Governance Committee value board members with varying viewpoints, backgrounds, and experiences. They consider candidates' diverse backgrounds as a favorable asset in identifying nominees for director.

The Company did not receive any shareholder nominations for directors to be considered by the Nominating & Corporate Governance Committee for the 2012 annual shareholders meeting.

Communications with the Board

Shareholders, and other interested parties, may contact Mr. Haack, as the Lead Independent Director, the non-management directors as a group, the Board of Directors as a group or an individual director by the following means:

Email: boardofdirectors@esterline.com

Mail: Board of Directors
Attn: Lead Independent Director or Corporate Secretary
Esterline Technologies Corporation
500 108th Avenue NE, Suite 1500
Bellevue, WA 98004

Each communication should clearly specify the name of the individual director or group of directors to whom the communication is addressed. Communications sent by email are delivered directly to the Lead Independent Director and to the Corporate Secretary, who will promptly forward such communications to the specified director addressees. Communications sent by mail will be promptly forwarded by the Corporate Secretary to the specified director addressee or, if such communication is addressed to the full Board of Directors, to the Chairman of the Board and the Lead Independent Director, who will promptly forward such communication to the full Board of Directors. Shareholders wishing to submit proposals for inclusion in the proxy statement relating to the 2013 annual shareholders meeting should follow the procedures specified under "Shareholder Proposals for 2013" below. Shareholders wishing to nominate or recommend directors should follow the procedures specified under "Other Information as to Directors—Director Nominations and Qualifications" above.

CODE OF ETHICS

The Company has adopted a code of ethics that applies to its accounting and financial employees, including the Chief Executive Officer and Chief Financial Officer. This code of ethics, which is included as part of the Company's Code of Business Conduct and Ethics that applies to the Company's employees and directors, is posted on the Company's website at www.esterline.com under the Corporate Governance tab. The Company intends to satisfy the disclosure requirement under Item 5.05 of Form 8-K regarding an amendment to or waiver from application of the code of ethics provisions of the Code of Business Conduct and Ethics that applies to the Chief Executive Officer or the Chief Financial Officer, and any other applicable accounting and financial employee, by posting such information on its website at www.esterline.com under the Corporate Governance tab.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding beneficial ownership of shares of Common Stock as of January 10, 2012, by (i) each person or entity who is known by the Company to own beneficially more than 5% of the Common Stock, (ii) each of the Company's directors, (iii) each of the Company's Named Executive Officers and (iv) all directors and executive officers of the Company as a group.

Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership (2)	Percent of Class
FMR LLC 82 Devonshire Street, Boston, MA 02109	4,283,510 (3)	14.0%
BlackRock, Inc. 40 East 52nd Street, New York, NY 10022	2,540,603 (4)	8.3%
Dimensional Fund Advisors LP Palisades West – Bldg. One, 6300 Bee Cave Road, Austin, TX 78746	2,283,895 (5)	7.5%
Robert W. Cremin	380,331 (6)	1.2%
Robert D. George	134,100 (6)	*
R. Bradley Lawrence	119,151 (6)	*
Stephen R. Larson	81,925 (6)	*
Frank E. Houston	54,725 (6)	*
Jerry D. Leitman	24,272	*
Anthony P. Franceschini	12,192	*
Paul V. Haack	14,951	*
James J. Morris	8,418	*
Alain M. Durand	3,575 (6)	*
Gary E. Pruitt	2,630	*
Delores M. Etter	2,255	*
Mary L. Howell	1,020	*
Directors, nominees and executive officers as a group (17 persons)	906,018 (6)	2.9%

* Less than 1%

(1) Unless otherwise indicated, the business address of each of the shareholders named in this table is Esterline Technologies Corporation, 500 108th Avenue NE, Bellevue, Washington 98004.

(2) Beneficial ownership is determined in accordance with Rule 13d-3 under the Securities Exchange Act. In computing the number of shares beneficially owned by a person or a group and the percentage ownership of that person or group, shares of Common Stock subject to options currently exercisable or exercisable within 60 days after January 10, 2012, are deemed outstanding, but are not deemed outstanding for the purpose of computing the percentage ownership of any other person. As of January 10, 2012, there were 30,642,001 shares of Common Stock outstanding. Unless otherwise indicated in the footnotes to this table, the person and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable.

(3) The information on the number of shares held is based upon a Schedule 13G filed on February 14, 2011, on behalf of FMR LLC ("FMR"). Based upon such filing, FMR beneficially owns 4,283,510 shares.

(4) The information on the number of shares held is based on a Schedule 13G filed on February 4, 2011, on behalf of BlackRock, Inc. ("BlackRock"). According to such filing, BlackRock beneficially owns 2,540,603 shares.

(5) The information on the number of shares held is based upon a Schedule 13G filed on February 11, 2011, on behalf of Dimensional Fund Advisors LP ("Dimensional"). Based upon such filing, Dimensional is an investment advisor registered under Section 203 of the Investment Advisors Act of 1940. Dimensional furnishes investment advice to four investment companies registered under the Investment Company Act of 1940, and serves as investment manager to certain other investment vehicles, including commingled group trusts. These investment companies and investment vehicles are the "Funds." In its role as investment advisor or investment manager, Dimensional possessed sole voting and investment power over all of the shares. The Funds own all of the shares, and Dimensional disclaims beneficial ownership of such shares. Dimensional has sole voting power over 2,248,864 shares and sole dispositive power over 2,283,895 shares.

(6) Includes shares subject to options granted under the Company's Amended and Restated 1997 Stock Option Plan and the Company's 2004 Equity Incentive Plan which are exercisable currently or within 60 days of January 10, 2012, as follows: Mr. Cremin, 373,675 shares; Mr. Lawrence, 113,800; Mr. George, 129,600 shares; Mr. Houston, 54,725 shares; Mr. Larson, 79,925 shares; Mr. Durand, 3,575 shares; and directors, nominees and executive officers as a group, 815,700 shares.

EXECUTIVE COMPENSATION
COMPENSATION DISCUSSION AND ANALYSIS

Introduction

The following discussion describes and analyzes Esterline's compensation program for its Named Executive Officers ("NEOs"). For fiscal 2011, our NEOs are:

- R. Bradley Lawrence, President and Chief Executive Officer ("CEO");
- Robert D. George, Vice President, Chief Financial Officer ("CFO"), Corporate Development and Secretary;
- Alain M. Durand, Group Vice President;
- Frank E. Houston, Senior Group Vice President; and
- Stephen R. Larson, Vice President, Strategy and Technology.

For fiscal 2011, there were a few changes among our NEOs, reflecting executive succession in the normal course:

- Mr. Durand was promoted to Group Vice President on June 8, 2011;
- On July 26, 2011, we announced Mr. Larson's intention to retire from the Company effective January 1, 2012; and
- Mr. George assumed responsibility for the Company's Corporate Development function, which Mr. Larson led for a number of years, and a portion of Mr. George's financial management duties were re-assigned to Albert S. Yost, including election as the Company's Treasurer.

This Compensation Discussion and Analysis ("CD&A") is organized as follows:

- An *Executive Summary*;
- The *Objectives of our Executive Compensation Program*;
- A *Summary of Compensation Program Components*;
- A discussion of the *Compensation Process* by which the Compensation Committee ("Committee") evaluates compensation for our NEOs;
- A detailed discussion and analysis of *Specific Compensation Decisions for the NEOs in Fiscal 2011*;
- A brief summary of *Material Pay Decisions Made in 2011 for Fiscal 2012*; and
- A description of our new *Stock Ownership Guidelines*.

Executive Summary

Esterline continued its successful growth strategy in fiscal 2011, and achieved financial results among the strongest it its history. Most significantly, the Company acquired the Souriau Group and Eclipse Electronics during fiscal 2011; both companies strengthen the Company's position for further growth into the future. Despite substantial non-cash acquisition-related accounting charges in fiscal 2011, the Company reported earnings per share equal to its record high year, which was fiscal 2010.

	Fiscal 2010	Fiscal 2011	% Change
Net revenues (in thousands)	$1,526,601	**$1,717,985**	+12.5%
Income from continuing operations (in thousands)	$130,039	**$133,087**	+2.3%
Diluted earnings per share – continuing operations	$4.27	**$4.27**	0%
Net income (in thousands)	$141,920	**$133,040**	-6.3%
Return on invested capital ("ROIC")	7.6%	**6.7%**	-0.9%

Our performance in 2011 continues our long-term story of growth and profitability despite a challenging economic environment. Over the five-year period ending fiscal 2011, we delivered a compound annual growth rate ("CAGR") of +14% and +17% for revenue and earnings per share, respectively.



Historical Financial Performance and 5-Year CAGR (%)
Revenue
Diluted earnings per share - continuing operations ("EPS")
5-Year Revenue CAGR: +14%
5-Year EPS CAGR: +17%
$0.9B
$1.98
$1.2B
$3.27
$1.5B
$3.72
$1.4B
$3.52
$1.5B
$4.27
$1.7B
$4.27
FY2006
FY2007
FY2008
FY2009
FY2010
FY2011

Our executive pay program is based on long-standing principles of fairness -- internally among our executives and externally relative to competitors – and paying for performance – where pay outcomes link directly to the Company's performance. Further, and in keeping with these principles, we emphasize the direct elements of pay – base salaries and incentive compensation – more so than other, less direct elements (e.g., perquisites, or special executive benefits). For 2011, the main executive pay decisions were as follows:

- *Base salaries:* Base salaries for Messrs. George, Houston, and Larson increased modestly (+4.0 to +4.2%) from fiscal 2010 levels based on the competitiveness of their current salaries. The base salary for Mr. Lawrence increased substantially (+16.7%) in recognition of the Company's strong performance in fiscal 2010 and to move his salary toward a more competitive level. The base salary for Mr. Durand also increased substantially (+25%) in conjunction with his promotion to Group Vice President in June 2011.
- *Target annual incentive opportunities:* Target annual incentive opportunities for the NEOs remained unchanged from fiscal 2010 levels with the exception of Mr. Durand whose target annual incentive opportunity increased (+5%) in connection with his promotion to Group Vice President in June 2011.
- *Actual annual incentive outcomes:* Actual annual incentive awards reflected the Company's fiscal 2011 earnings of $4.27 per share, which was below our targeted earnings of $4.48 per share and resulted in payouts at 88.2% of target amounts, except with respect to Mr. Durand who was paid under the Advanced Sensors subsidiary plan, as discussed in more detail below under the section titled "Specific Compensation Decisions for NEOs in Fiscal 2011—Annual Incentive Compensation Plan."

Over the last five years, CEO annual incentive outcomes have tracked closely with our earnings per share performance. In fiscal 2007 through fiscal 2009 in the chart below, Mr. Cremin was CEO and Mr. Lawrence was a Group Vice President. Effective in fiscal 2010, Mr. Cremin became Chairman of the Board and Mr. Lawrence became President and CEO. The bar in each year reflects actual annual incentive for the CEO in that year.

5-Year CEO Actual Annual Incentive and Diluted Earnings Per Share from Continuing Operations ("EPS")


Cremin
Cremin
Cremin
Lawrence
Lawrence

	FY2007	FY2008	FY2009	FY2010	FY2011
CEO Annual Incentive	$960	$1,008	$617	$720	$370
EPS	$3.27	$3.72	$3.52	$4.27	$4.27

- *Target long-term incentive opportunities:* Long-term incentive opportunities for the NEOs, including stock options and a cash-based long-term incentive plan, remained unchanged from fiscal 2010 levels, with the exception of Mr. Durand. During the year, Mr. George was granted a one-time stock option grant of 5,000 shares in consideration of his assumption of responsibility for the corporate development function. In consideration of his promotion to Group Vice President, Mr. Durand's long-term incentive target value increased + €28k (or $41k using an exchange rate of $1.00 = €0.686) and he was granted a special, one-time stock option grant of 25,000 shares.

- *Actual long-term incentive outcomes:* Actual amounts to be earned will be based on our future stock price performance (for stock options) and our sustained financial performance for the three years beginning fiscal 2011 through fiscal 2013. The cash-based long-term incentive awards for the three years ending fiscal 2011 paid at 48.0% of target, consistent with our calculated earnings per share growth of 1.9% (compound annual growth rate for the three-year period), which was below our targeted earnings per share growth of 10%, and return on invested capital results of 6.9% (average annual return for the three-year period), which was above our targeted return on invested capital of 6.0% (invested capital is calculated as shareholder's equity plus total debt over the three-year period). These results were due primarily to a strong fiscal 2008 against which earnings growth was measured, setting a high bar, plus the effect of the acquisition-related accounting costs taken in fiscal 2011 owing to the Company's investment in future growth from completing the acquisitions of Eclipse and Souriau. As discussed in more detail below under the section titled "Specific Compensation Decisions for NEOs in Fiscal 2011—Long-Term Incentives—Cash-Based Long-Term Incentive Plan," Mr. Durand received a pro-rated payout under his cash-based long-term incentive award.

	Target	*Actual*
Earnings Per Share Growth	10.0%	1.9%
Return on Invested Capital	6.0%	6.9%
Payout (as a % of target award amount)	100%	48.0%

Our compensation programs are designed to reward financial performance and shareholder value creation through a focus on pay-for-performance. The chart below helps to demonstrate the link between total CEO pay and total shareholder returns. In the chart below, total pay includes base salary, actual bonus earned, actual cash long-term incentive payouts, and grant date fair value of equity awards (all as defined for disclosure in the Summary Compensation Table). Indexed total shareholder return shows the value of $100 invested in our Common Stock in the first year shown.

5-Year CEO Total Pay and
Total Shareholder Return ("TSR") Performance



Cremin
Cremin
Cremin
Lawrence
Lawrence

	FY2007	FY2008	FY2009	FY2010	FY2011
CEO Pay ($000s)	$4,754	$4,988	$4,979	$3,335	$2,520
Indexed TSR	100.00	65.81	76.87	110.33	102.04

Objectives of our Executive Compensation Program

The Committee of the Board of Directors works to provide our executives with competitive compensation opportunities that reward strong performance and promote shareholder interests. We base our executive compensation practices on principles designed to align executive compensation with Company business strategy, management initiatives, financial objectives and performance. In applying these principles, the Committee has established an executive compensation program to:

- Attract and retain key executives critical to the success of the Company;
- Ensure the long-term retention and continued development of strong operating leaders capable of managing a growing number of decentralized, worldwide operations;
- Reinforce a pay-for-performance environment that rewards both the Company's annual financial results and its longer-term achievements;
- Reward executives for long-term strategic management and the enhancement of shareholder value;
- Provide an appropriate mix of fixed and variable pay; and
- Optimize organizational and individual performance, while controlling for potential risks through sound program design and thoughtful administration.

The Committee applies the same philosophy, objectives, and methods for establishing the CEO's compensation as it does for all other executive officers.

Summary of Compensation Program Components

We believe the components of our compensation program are well-aligned to accomplish the objectives listed above. The Committee reviews the executive compensation program annually and makes adjustments as appropriate to meet Company objectives. In fiscal 2011 our executive compensation program remained generally consistent with our program for fiscal 2010 and had the following principal components:

PRINCIPAL ELEMENTS OF COMPENSATION		
Base salary		• Provides a competitive level of annual compensation to attract and retain executives with the skills and experience necessary to lead our Company.
Annual cash incentive opportunities		• Focuses and rewards our NEOs on achievement of critical annual financial goals, as measured by earnings per share. • Serves as a critical element of our overall pay-for-performance approach.
Long-term incentive opportunities	**Stock options**	• Links pay for our NEOs directly to the shareholder experience, since value to the executive comes only with increases in share price.
	Cash-based long-term incentive	• Focuses and rewards our NEOs on driving profitable growth for the longer term, which, over time, is strongly correlated with shareholder value creation. Financial metrics include three-year compound annual growth in earnings per share and three-year average annual return on invested capital.
OTHER ELEMENTS OF COMPENSATION		
Retirement earnings opportunities		• Overall, these programs contribute to a competitive compensation package, thereby helping the Company to attract and retain talented executives. Principally, these programs are designed to: o Help our NEOs save for their retirement; and o Provide the opportunity to plan and defer taxation on income. • These programs are as follows for our NEOs based in the U.S.: a 401(k) savings plan, a traditional pension plan, a supplemental executive retirement pension plan (permits benefits to be earned on compensation that is in excess of statutory limits that apply to the traditional pension plan) and a supplemental executive retirement and deferred compensation plan (permits deferrals in excess of statutory limits on the 401(k) plan and provides a Company match). See the Benefits and Other Programs section of this CD&A for more information.
Limited perquisites		• Conservative offerings mainly involving automobile allowances and financial planning advisory services that (1) save time and maintain focus for our executives, (2) provide our executives value beyond their cost to the Company, and (3) are fairly common in the broader market and in keeping with reasonable, competitive practice.
Change in control severance agreements		• Intended to minimize personal considerations and maintain focus to the Company in the event of rumored or actual change in corporate control. Agreements with executives, including the NEOs, are "double-trigger." • The Company does not provide executives with a tax gross-up to cover personal income taxes that may apply to any of these change in control benefits.

With respect to the principal elements of our executive pay program above, we consider annual incentives, cash-based long-term incentives and stock options to be performance-based, because each of these three elements is valuable to the executive only if performance goals are achieved and/ or share price improves. In 2011, performance-based incentives made up approximately 70% of the total target pay opportunity for our CEO and an average of approximately 60% for other NEOs.

Fiscal 2011 Target Pay Mix

Base Salary + Target Annual Incentive + Target Long-Term Cash + Grant Date Fair Value of Options



Long-Term Incentives
Annual Incentive
Base Salary
Options 39%
Long-Term Cash 17%
17%
28%
72% Performance-Based
Options 28%
Long-Term Cash 19%
15%
39%
61% Performance-Based
CEO
Average Other NEOs

Compensation Process

Market-based assessments of pay opportunities for our NEOs

As input into the compensation decision process, the Committee annually reviews the executive labor market in which we compete for talent. For fiscal year 2011, the Committee retained the services of Towers Watson, and then Semler Brossy, which was selected as the Committee's new outside advisor in June 2011. In making its choice, the Committee decided to retain an independent, specialized firm that does no other work for and has no other business relationships with Esterline. With the help of its outside executive compensation consultant, the Committee compares compensation levels for our executives to the compensation paid to executives of comparable companies in the market in which we compete for employees.

In determining fiscal 2011 compensation, the Committee, on advice of Towers Watson, continued to use a salary structure based on a peer group of companies it selected in November 2009 and also continued to use peer group total compensation data from 2009. Selection criteria were targeted to publicly-traded companies in similar industries and of similar size to Esterline. For the year in which the following 13 peer companies were selected, median revenues were $1.43 billion (versus Esterline's $1.41 billion), median market capitalization was $1.23 billion (versus Esterline's $1.25 billion), and median total assets were $1.70 billion (versus Esterline's $2.31 billion).

BE Aerospace, Inc.	JDS Uniphase Corp.	Sauer-Danfoss Inc.	Woodward Governor Co.
Crane Co.	Moog Inc.	Teledyne Technologies Inc.	
Curtiss-Wright Corp.	Orbital Sciences Corp.	Tetra Tech Inc.	
Ducommun Inc.	Roper Industries, Inc.	Triumph Group Inc.	

In addition, Towers Watson referenced the following published surveys to gain an understanding of the market for positions of comparable responsibility (participant names in these surveys are proprietary and not available to the Company):

- 2009/2010 Watson Wyatt Top Management Compensation Report – Durable Goods Manufacturing Data. This survey covers 578 companies. Regression (trend-line) analysis was used to extrapolate salary and annual incentive values for companies with revenues of $1.5 billion and $1.75 billion.
- 2009 Mercer Executive Survey – Durable Goods Manufacturing Data. This survey covers 230 companies. Regression (trend-line) analysis was used to extrapolate compensation values for companies with revenues of $1.5 billion and $1.75 billion.
- 2009/2010 Watson Wyatt Long-Term Incentive Report – General Industry Long-Term Incentives Annual Multiple Tables. This survey covers 296 companies and reports long-term incentive values as a multiple of base salary for various base salary levels.

The Committee reviewed and compared the executives' aggregate target direct compensation (base salary, short- and long-term incentives at target) against the aggregate compensation offered to executives in the 2009 peer group and the 2009 market surveys. In doing so, the Committee reviewed 25th, 50th and 75th percentile values.

Late in fiscal 2011, the Committee, with the assistance of Semler Brossy, reconsidered the peer group listed above. Criteria used to identify peers were similar to those used in fiscal 2009 – companies engaged in similar businesses and industries, of comparable size and business model, and subject to similar reporting requirements. The revised peer group is intended to better reflect our growing business, particularly given the 2011 acquisition of Souriau, which will impact revenue and assets going forward.

In selecting companies with similar business focus, primary consideration was given to Aerospace and Defense, with inclusion of broader industrial companies not to exceed 1/3 of the total group. Going forward to fiscal 2012, the Committee has developed the following peer group of 18 companies to represent an appropriate, competitive market when assessing pay levels and practices for our NEOs.

AAR Corp.	Flowserve Corp.	Spirit Aerosystems Holdings Inc.
Alliant Techsystems Inc.	Hexcel Corp.	SPX Corp.
AMETEK Inc.	Moog Inc.	Teledyne Technologies Inc.
BE Aerospace Inc.	Orbital Sciences Corp.	TriMas Corp.
Crane Co.	Rockwell Collins Inc.	Triumph Group Inc.
Curtiss-Wright Corp.	Roper Industries Inc.	Woodward Governor Co.

For this group of 18 companies, median revenue as of October 2011 is $2.17 billion (versus Esterline's $1.7 billion for fiscal 2011 and its anticipated revenue of $2.0 to $2.1 billion in fiscal 2012), median market capitalization as of October 2011 is $2.4 billion (versus Esterline's $1.7 billion), and median total assets as of October 2011 is $3.07 billion (versus Esterline's $3.4 billion for fiscal 2011).

Review of Total Compensation

When the Committee evaluates any significant component of an executive officer's total compensation, it considers the aggregate amounts and mix of all components in making its decision. For fiscal 2011, the Committee reviewed all components of compensation for each executive officer to get a complete picture of the total compensation opportunities awarded, including base salary, annual incentive compensation, long-term incentive compensation, retirement earnings opportunities, the dollar value to the executive and cost to the Company of all perquisites and other personal benefits, and the earnings and the potential payout obligations under change in control scenarios. The Committee does not target any single element of compensation to specific peer company percentiles; rather, the Committee reviews pay for our NEOs relative to the peer and survey data to ensure that pay levels are "competitive," or within a reasonable range around the median. Based on this review, the Committee determined that the executive officers' total compensation opportunities were reasonable and aligned with competitive practice.

Governance Process

The Committee and the independent members of the Board approve all officer compensation programs and establish individual pay levels for all executive officers. The Committee seeks recommendations from the CEO and the Vice President, Human Resources as to appropriate program changes and pay levels for all executive officers apart from the CEO. It then consults with its outside advisor as to those recommendations and seeks advice as to appropriate pay levels for the CEO. In addition, the Committee and the independent members of the Board conduct an annual performance evaluation of the CEO, the results of which significantly contribute to decisions concerning CEO compensation. On this basis, the Committee develops proposals for consideration by all independent directors, who act on those proposals in executive session, outside the presence of the CEO and of any other officers.

We had an advisory vote on our executive compensation program (commonly referred to as the "say on pay" vote) at our annual meeting of shareholders held on March 2, 2011, as required under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act"). Our 2011 say on pay proposal received substantial majority support from shareholders (over 97% "For" votes). We take this strong shareholder support as an assurance that our executive pay program and practices are reasonable and well-aligned with shareholder expectations. The Committee and management considered the results of that vote, and given the high approval level, did not make any changes to our executive compensation program in fiscal 2011. Further, and in response to our shareholders vote on the frequency of say on pay, we will hold an advisory vote on executive compensation on an annual basis. We are committed to being responsive to shareholder feedback, and the results of our annual say on pay votes help inform the Committee's discussions about the executive pay program.

Risk Assessment

In developing and reviewing the Company's executive incentive programs, management and the Committee analyze the business risks inherent in program designs to help ensure our programs do not induce executives to undertake unacceptable levels of business risk. Our compensation program, in total, is intended to reward the management team for strong performance over the long-term, with consideration to near-term actions and results that strengthen and protect our Company. We believe our balanced approach to performance measurement and pay delivery works to avoid misaligned incentives for individuals to undertake excessive or inappropriate risk. Further, program administration is subject to considerable internal controls, and when determining the principal outcomes – performance assessments and pay decisions – we rely on principles of sound governance and good business judgment. The Committee is satisfied that our plan designs are conservative in this respect, and that, together, the various components of pay work as a check and balance to ensure executive incentives are consistent with shareholder interests. For example, the annual incentive compensation plan's goal to maximize current year earnings per share is balanced by the long-term incentive plan that measures growth in earnings per share and return on invested capital over a three-year period. Thus, risks are mitigated by a balance between time horizons, across different performance metrics, and across overlapping performance periods. The Company's stock option grants also serve to moderate and balance risk; the grant vesting schedule is laddered incrementally over four years with the potential to increase in value over the full ten-year term of the grant.

As of the date of this proxy statement, we do not have a formal compensation recovery policy, often referred to as a "clawback" policy, aside from the clawback provisions for the CEO and CFO under the Sarbanes-Oxley Act of 2002, which provides that the CEO and the CFO must reimburse the Company for any bonus or other incentive-based or equity-based compensation received during the twelve-month period following the preparation of an accounting restatement, as a result of misconduct. The Committee will adopt such a formal clawback policy once the final rules relating to such policies are issued pursuant to the Dodd-Frank Act.

Other Considerations

In determining executive compensation, the Committee also considers, among other factors, the possible tax consequences to Esterline and to its executives. For example, the stock options granted to NEOs and the cash-based annual incentive and long-term incentive plans are intended to comply with the exception for performance-based compensation under Internal Revenue Code Section 162(m). In addition, we considered the tax ramifications of the change in control termination protection agreements with our officers under Section 280G and Section 4999 of the Internal Revenue Code. In no circumstance does the Company gross up such payments or otherwise pay an officer's individual tax liability. The agreements generally provide that in the event any payments under the agreements are considered to be "excess parachute payments" under Section 280G, either alone or together with other payments from us, the payments will be reduced so that the payments will not be treated as "excess parachute payments." However, this payment reduction will only take place if the reduction would provide to the officer a greater net, after-tax benefit than he or she would receive if the payments were not subject to the reduction. Finally, we considered the impact of Section 409A of the Internal Revenue Code on our compensation programs, which imposes tax penalties on certain nonqualified deferred compensation arrangements. Generally, we operate our covered arrangements in a manner intended to be exempt from Section 409A.

In addition to the above, the Committee considers the accounting consequences to the Company of different compensation decisions, as well as the impact on shareholder dilution.

Specific Compensation Decisions for NEOs in Fiscal 2011

Base Salary

The Committee targets base salaries to be competitive in the marketplaces in which we compete for key executive officers. The Committee considers available market data, referencing the peer group data and pay surveys (as discussed above), and targets pay to be within a reasonable range around the median. Our executive base salaries take into account competitive norms, scope and complexity of responsibilities, internal equity, the Company's financial condition, as well as the qualifications, experience and sustained individual performance of the executive.

Effective January 2011, the independent members of the Board approved a base salary increase for Mr. Lawrence of 16.7% to $700,000; this was intended to move his compensation toward a more competitive level relative to the 2009 peer group median and the median of the 2009 market survey data. Base salary increases for the other NEOs in January 2011 ranged from 4.0% to 4.2%, consistent with the same peer group and market median reference points.

Effective June 8, 2011, the Board promoted Mr. Durand and elected him as a Group Vice President, with a base salary increase of 25% to €250k ($364k using an exchange rate of $1.00 = €0.686). Due to expected income tax increases related to his promotion and transfer from the Company's Advanced Sensors operation to the executive officer compensation program, the effective rate of this base salary increase was estimated to be approximately 12.5% net of taxes. In establishing Mr. Durand's base salary, the Committee and the Board also considered internal equity with respect to the other Group Vice Presidents, the 2009 peer data and the 2009 market survey data.

Annual Incentive Compensation Plan

We provide executives with annual incentive opportunities contingent on meeting pre-defined financial goals for the year. The purpose of the annual incentive plan is to encourage our officers to make prudent decisions that will strengthen current year financial results for shareholders. No executive is eligible to receive annual incentive compensation unless the Company achieves a minimum level of performance recommended by the Committee and approved by the independent members of the Board.

With advice from Towers Watson, the Committee identified a target award amount of annual incentive compensation for each participant expressed as a percentage of the base salary rate in effect as of the last day of the fiscal year. This percentage varied in proportion to the level of the individual executive's responsibility within the Company, as well as on a review of current market data provided by Towers Watson. The target award amount was not guaranteed, but reflected what would be payable if targeted results were achieved. The following table shows the fiscal 2011 target opportunities for each NEO under our annual incentive plan:

Executive	Title	Target Annual Incentive Compensation as % of Base Salary
R. Bradley Lawrence	President and Chief Executive Officer	60%
Robert D. George	Vice President, Chief Financial Officer, Corporate Development and Secretary	40%
Alain M. Durand	Group Vice President	35%
Frank E. Houston	Senior Group Vice President	40%
Stephen R. Larson	Vice President, Strategy and Technology	40%

For fiscal 2011, the financial performance measure established for the annual incentive plan was fully-diluted net earnings per share. Earnings per share is a critical measure of annual performance for our Company internally, as well as for our shareholders and for stock market analysts. The earnings per share target in the annual incentive plan for fiscal 2011 was $4.48. This target was higher than the record-level $4.27 earnings per share result for fiscal 2010, which reflected a strong second half of fiscal 2010. As the fiscal 2011 year developed, the market trends and financial results softened for certain operations and the Company absorbed the purchase accounting expense requirements related to the acquisitions of Eclipse and Souriau. Accordingly, the year-end 2011 earnings per share result did not reach the $4.48 target.

The following table shows the potential payouts for each NEO under the fiscal 2011 annual incentive plan at various levels of earnings per share achievement (with linear interpolation for achievement between threshold and target and between target and maximum). Note that, due to his mid-year promotion, Mr. Durand had a different level of potential payouts, as explained following the table:

	Threshold	Actual	Target	Maximum
Earnings Per Share	$3.14	$4.27	$4.48	$5.82
Potential Payout (as a % of target award amount)	25%	88.2%	100%	200%

Actual earnings per share achieved for fiscal 2011 was $4.27, or 95.3% of the earnings per share target, resulting in a payout at 88.2% of the target award opportunity for all NEOs except Mr. Durand. Actual award amounts under the annual incentive plan are reflected in the Summary Compensation Table for Fiscal 2011 included in this proxy statement.

In consideration of Mr. Durand's promotion, his target opportunity increased from 30% of base salary to 35% of base salary. As a transition measure, Mr. Durand's promotion terms appointed him to the Company's annual incentive plan and also allowed him to retain his appointment to the Advanced Sensors subsidiary plan for fiscal 2011, providing that he would be paid under whichever of the two plans produced the higher result. Accordingly, Mr. Durand was paid under the Advanced Sensors plan, which resulted in a payout of 200% of his target award. The calculation for his payout award was $122,233 target (35% of his base salary converted using the following average exchange rate for the 12-month period as of the end of the fiscal year: U.S. $1.00 = €0.7158) times 200% which is the maximum payout allowed under the plan (100% for the operating profit growth target and 100% for the return on operating investment target). The business performance targets for the Advanced Sensors subsidiary plan were 10% growth in operating profit and 12.5% return on operating investment, equally weighted. The fiscal 2011 results were 47% growth in operating profit and 17.5% return on operating investment.

After award amounts were computed for fiscal 2011, the Committee had discretion under plan terms to adjust the actual payouts upward or downward by as much as 25% of the greater of the executive's computed award and the executive's target award amount to reflect the individual contributions. The Committee rarely makes such adjustments and did not make any to annual incentive awards for fiscal 2011. The Committee may only exercise downward discretion for CEO awards or those for any other executive where awards are intended to qualify as performance-based compensation under Section 162(m) of the Internal Revenue Code.

Long-Term Incentives

We believe that the combination of stock option grants and a cash-based long-term incentive plan (LTIP) provides executives with competitive long-term incentive opportunities. Stock options help to align executive and shareholder interests by linking executive pay directly to share price appreciation. The cash-based LTIP is based on two financial metrics that independent consultants to the Board advised were most highly correlated to growth in share price when the plan was first established in fiscal 2005. The two LTIP metrics are annual earnings per share growth and return on invested capital. Further, the allocation of long-term incentive earning opportunities between option grants and the cash-based LTIP helps balance pay delivery and outcomes, and serves to engage our NEOs in concert with other executive compensation elements to:

- Focus on increasing total shareholder returns over the long term by concentrating on key drivers of share price;
- Consider and make reasonable, long-term investments by measuring performance over multiple years; and
- Use Company assets effectively in achieving earnings growth goals.

The fiscal 2011 long-term incentive target award opportunities for each of our NEOs were as follows:

Executive	Title	Total target annual award value for options and cash LTIP as % of base salary	Target value (in thousands)	Percentage allocated to stock options	Percentage allocated to cash LTIP
R. Bradley Lawrence	President and Chief Executive Officer	200%	$1,400.0	70%	30%
Robert D. George (1)	Vice President, Chief Financial Officer, Corporate Development and Secretary	140%	$609.0	60%	40%
Alain M. Durand (2)	Group Vice President	40%	$145.8	—	100%
Frank E. Houston	Senior Group Vice President	115%	$454.3	60%	40%
Stephen R. Larson	Vice President, Strategy & Technology	130%	$527.8	60%	40%

(1) The table does not reflect the special stock option grant to Mr. George of 5,000 shares in connection with Mr. George's change in responsibility.

(2) The table does not reflect either the routine stock option grant of 2,600 shares Mr. Durand received prior to his promotion consistent with the Board practices for the position he then held as President of the Advanced Sensors subsidiary or the special stock option grant to Mr. Durand of 25,000 shares in connection with his promotion. The target value was converted using the spot exchange rate on the date of appointment, June 8, 2011, which was U.S. $1.00 = €0.686. Also, as a transition measure related to his promotion, Mr. Durand retained his appointment to the Advanced Sensors subsidiary cash long-term incentive plan for two open cycles, 2009-2011 and 2010-2012, with a proviso that his payments would be pro-rated between the Company's LTIP and the Advanced Sensors' LTIP for those cycles. Mr. Durand's target under the Advanced Sensors LTIP was 36% of his base salary prior to promotion or $105.0 thousand (€72 thousand). See the following section titled "Cash-Based Long-Term Incentive Plan" for further information.

Stock Options

In accordance with advice from Towers Watson, management and the Committee determined the number of shares subject to each stock option grant using a Black-Scholes value per option of 40% of our Common Stock's face value at grant, based on the price of our Common Stock at November 26, 2010 ($59.83). Options were granted a week or so later on December 9, 2010, with an exercise price equal to the closing price of our Common Stock on that date ($64.56). The stock options granted to the NEOs in fiscal 2011 are disclosed in the Grants of Plan-Based Awards Table for Fiscal 2011 included in this proxy statement. In January 2012, the Company discovered that the stock option issued to Mr. Lawrence in December 2010 was for 38,600 shares rather than for 40,900, as approved. Accordingly, a stock option grant for 2,300 shares was issued to Mr. Lawrence in January 2012 with an exercise price of $64.56 (equal to the closing price of our Common Stock on December 9, 2010, which is the date of the original grant) to correct the administrative error and complete the grant approved by the independent members of the Board in December 2010. The stock option issued to Mr. Lawrence in January 2012 is not included in the Grants of Plan-Based Awards Table for Fiscal 2011.

The independent members of the Board grant stock options based on Committee recommendations, with an exercise price equal to the closing price of our Common Stock on the date of grant, and the options become vested and exercisable over time. Typically, each grant vests and becomes exercisable in four equal annual installments and continues to be exercisable until ten years from the date granted. The options provide incentive for the creation of shareholder value over the long term because executives cannot realize the full benefit of the options unless our Common Stock price appreciates during the option term.

Generally, stock options to executives are granted once per year in December when other aspects of executive compensation are reviewed. We do not have, nor do we intend to have, a program, plan, or practice to time stock option grants for our executives in coordination with the release of material nonpublic information for the purpose of affecting the value of executive compensation. The Committee may also recommend option grants at other times, such as in connection with promotions. In addition to his annual stock option grant, Mr. Durand received a special stock option grant for 25,000 shares in connection with his promotion. Mr. George also received a special stock option grant of 5,000 shares in connection with his newly-assigned responsibilities as Mr. Larson began his transition towards retirement.

Cash-Based Long-Term Incentive Plan

The LTIP was first adopted in fiscal 2005 and was continued for fiscal 2011. In this plan, a new LTIP performance period begins with each fiscal year and extends for three years. Accordingly, there are three overlapping LTIP performance periods running at any given time. For example, currently, the 2010-2012 cycle is in its last year, the 2011-2013 cycle is in its second year, and the 2012-2014 cycle is in its first year. The two relevant cycles for purposes of fiscal 2011 compensation are (1) the 2009-2011 cycle which ended on the last day of fiscal 2011 and for which payments were made in early fiscal 2012 and (2) the 2011-2013 cycle for which target opportunities were set in early fiscal 2011.

In December 2010, the independent members of the Board assigned each participating executive a target opportunity for the 2011-2013 performance cycle based on compensation survey data and on Committee recommendations, as discussed above. The target opportunity is not guaranteed, but reflects what will be payable if the Company achieves established performance goals. Actual awards paid may be larger or smaller than target depending on Company performance over the three-year period. Award opportunities range from 0% to 400% of target opportunities. The 400% maximum award opportunity is intended to provide meaningful upside for significant outperformance relative to our performance targets, which is in keeping with our entrepreneurial management orientation. Actual awards are generally made in cash.

There are two performance goals under the LTIP: (1) growth in earnings per share and (2) return on invested capital. Payout amounts under the LTIP are determined based on the level of achievement of each of these two performance goals relative to each other, pursuant to a matrix where earnings per share growth is one axis and return on invested capital is the other axis. For purposes of the LTIP, (1) growth in earnings per share is based on all operating earnings and is calculated as the compound annual growth rate measured from the beginning of the base year to the end of the last year in a given performance cycle, and (2) return on invested capital is calculated as net income (before extraordinary items) divided by the monthly average invested capital during the corresponding fiscal year, averaged over the applicable performance cycle and expressed as a percentage. These two performance measures were selected for the LTIP for their direct correlation with the creation of shareholder value over time.

The performance targets established for the 2009-2011 performance cycle and the 2011-2013 performance cycle are the same and are consistent with expectations for longer-term performance in the market, inclusive of option expenses: 10% earnings per share growth and 6.0% return on invested capital. Generally, we hold these performance goals consistent over time, viewing them as longer-term standards for strong performance, with lesser regard to point-in-time economic conditions. We do review standards and the aforementioned matrix periodically to ensure continuing effectiveness. For awards under each of these performance cycles to equal 400% of target amounts, earnings per share would need to grow by 32% or more, and return on invested capital would need to equal or exceed 10%. For the 2009-2011 performance cycle, actual achievement of the growth in earnings per share goal was 1.95% and actual achievement of the return on invested capital goal was 6.7%. Accordingly, executives were paid 48.0% of their respective target amounts, with the exception of Mr. Durand. Actual award amounts under the LTIP are reflected in the Summary Compensation Table for Fiscal 2011 in this proxy statement.

As a transition measure related to his promotion, Mr. Durand retained his appointment to the Advanced Sensors subsidiary cash LTIP for two open cycles, 2009-2011 and 2010-2012, with a proviso that his payments would be pro-rated between the Company's LTIP and the Advanced Sensors' LTIP for those cycles. As such, for fiscal 2011, Mr. Durand earned a pay-out based one-third on the Company's LTIP achievement and two-thirds on Advanced Sensors results. No payments were earned under the Advanced Sensors LTIP, so Mr. Durand's payment was (1/3)(48% actual Company LTIP achievement)($145,772 target award, converted using the spot exchange rate on the date of appointment, June 8, 2011, which was U.S. $1.00 = €0.686) = $23,324. In fiscal 2012, Mr. Durand will be eligible for payment formulated as two-thirds of the Company's LTIP achievement, and one-third of Advanced Sensors achievement. The Advanced Sensors LTIP is substantially similar to the Company's LTIP design in all respects, except that the performance goals have been arithmetically translated to be consistent with operating unit accounting, such that the Company's earnings per share growth goal is formulated as growth in operating profit, and the Company's return on invested capital goal is formulated as return on operating investment

Benefits and Other Programs

Executive officers are allowed to participate in the Company's standard benefit programs that are generally available to other employees, including medical, dental, life, disability, pension, 401(k), employee assistance, and similar retirement and health and group insurance plans.

In addition, each of our executive officers based in the U.S. is eligible to participate in a supplemental executive retirement pension plan that permits benefits to be earned on compensation that is in excess of certain statutory limits that apply to the traditional pension plan, as more fully described in the Pension Benefits section of this proxy statement. The Committee believes that these programs are important attraction and retention tools, and that they are reasonable because they are designed to provide executives the same benefits as other employee participants, albeit on above-limit compensation. Executive officers are also eligible to participate in an executive supplemental retirement and deferred compensation plan that allows participants to defer compensation in excess of certain statutory limits in the tax-qualified 401(k) plan and provides a Company match on deferred compensation amounts that exceed certain limits in the tax-qualified 401(k) plan, allowing executives to earn an equivalent portion in Company matching funds as that available to the general workforce in the tax-qualified plan, as more fully described in the Nonqualified Deferred Compensation Section of this proxy statement. The Company does not pay or guarantee above-market returns. The appreciation, if any, in the account balances of plan participants is due solely to contributions by participants, any Company matching contributions and the underlying performance of the investment funds selected by the participants.

Consistent with past practice, internal equity and independent advice from Towers Watson, in September 2009 the Board approved an enhancement to the CEO's supplemental retirement formula. The enhanced formula allows the CEO to earn pension benefits at the same accrual rate (1.6% per year of service) as other longer-service executive officers and recognizes Mr. Lawrence's entire service with Esterline in that calculation.

Mr. Durand's compensation, as the only NEO not based in the U.S., includes standard benefit programs generally offered to employees in France, plus other supplemental retirement programs common to executives in France, which were chosen and Company contributions formulated to give him a total retirement benefit equivalent to what is available for the other U.S.-based executives (apart from the CEO). No funding of these programs occurred in 2011. The supplemental retirement plans in which Mr. Durand will participate will be exclusively defined contribution plans with funding first applied to a plan that offers preferential tax treatment up to a statutory maximum for the executive, and the remainder in a vehicle that does not receive preferential tax treatment. To maintain internal equity for all NEOs, excluding the enhanced formula of the CEO, and to consider potential retirement income from both public and private sources, Mr. Durand's retirement package will consider the same compensation sources and target income replacement ratios as the U.S. officers. Annual defined contribution funding to achieve the target is 10% of Mr. Durand's eligible compensation and will be funded up to a maximum level allowed by French tax law through a tax-preferred arrangement known in France as "an Article 83 plan" and for amounts above that maximum, contributions will be made to a Life Policy, which is a retirement vehicle without preferential treatment under French tax laws. To determine the annual funding level, executive compensation consultants and actuaries from Towers Watson in France and the U.S. were consulted.

Executive officers also receive automobile allowances based on competitive market benchmarks, as do the Company's subsidiary presidents and certain sales personnel. Similarly, executive officers are eligible for relocation benefits under standard Company policy, which may be enhanced for executive officers and other management employees on a case-by-case basis. Certain executive officers and other senior managers also receive limited financial planning services, airline club memberships and an annual physical. Where applicable, the value of these items is disclosed in the Summary Compensation Table for fiscal 2011 and accompanying notes. These benefits are a very small percentage of total compensation for NEOs. The Company does not generally provide executives with a tax gross-up to cover personal income taxes that might apply to any of these benefits, except in the case of certain company-required, actual relocation costs that an officer must include as regular income. In fiscal 2012, the Company provided one NEO, Mr. Larson, with a one-time tax gross up of approximately $14,706 in connection with an unanticipated tax liability caused by a new interpretation of imputed income related to the Company's payment of financial planning services in fiscal 2011.

Change in Control Arrangements

To help ensure key officers focus their energy and attention on the best interests of the Company's shareholders, we have entered into "double-trigger" change in control termination protection agreements with our officers, including the NEOs. These agreements are designed to protect our executives in the event of a change in control, by assuring compensation benefits if an executive were terminated without cause or were to resign for good reason following a change in control. The Committee believes the amounts payable under these agreements provide our executives with reasonable protection, both in principle and with consideration to competitive market practice. These agreements are more fully described in the Termination of Employment and Change in Control Arrangements section of this proxy statement.

The Committee believes it is important to balance the need to provide an incentive for the NEOs to seek out and complete transactions that are in the best interests of the Company and its shareholders, while limiting option acceleration to events intended to protect the Company from certain types of change in control transactions and to events that defeat the retention purpose of time-vested equity, which results if the acquiring company does not assume or replace options. For these reasons, all options issued under the Company's 2004 Equity Incentive Plan, including those granted to the NEOs, become immediately vested and exercisable upon the consummation of certain events constituting a change in control of the Company, such as the acquisition by a third party of a significant portion of the Company's outstanding securities or if there is a significant change in the composition of the Board. However, in the event of a merger or other similar transaction, only options not assumed or replaced by the acquiring company will become immediately vested and exercisable. See the Termination of Employment and Change in Control Arrangements section of this proxy statement for further detail.

The Company does not provide executives with a tax gross-up to cover personal income taxes that may apply to any of these change in control benefits.

Retirement of Mr. Larson

Due to his retirement, the Board did not evaluate or change Mr. Larson's compensation for 2012. Nevertheless, the Board took action to preserve the value of a portion of an option grant made to Mr. Larson on December 11, 2008, which would have otherwise been unvested as of his planned retirement date of January 1, 2012, and would have resulted in 5,775 shares being forfeited by Mr. Larson due to the terms of the Board's option grants at the time it was granted. In recognition for Mr. Larson's outstanding contribution to the Company, the Board amended the terms of Mr. Larson's December 11, 2008 option grant, effective January 1, 2012, to provide that the unvested portion of the option continues to vest after retirement, consistent with the post-retirement vesting terms that apply to all grants made to officers since 2009. The Company will recognize an additional, non-cash accounting cost of approximately $59,000 in fiscal 2012 as a result of this option grant amendment.

Material Pay Decisions Made in 2011 for Fiscal 2012

In December 2011, the independent members of the Board approved increases to the base salary, annual incentive plan target, and long-term incentive target for Mr. Lawrence. His base salary will increase 14.3% to $800,000, effective in January 2012; his annual incentive plan target for fiscal 2012 will increase to 80% of his base salary, and his long-term incentive target for fiscal 2012 will increase to 225% of base salary. These changes are intended to move his compensation toward a more competitive level relative to the market median of the 2011 peer group described above.

Stock Ownership Guidelines

In December 2011, to further strengthen the alignment between the interests of shareholders and of executive officers, the Board adopted stock ownership guidelines that will require the CEO to own shares of our Common Stock having a value equal to three-times the CEO's base salary. The stock ownership guidelines will also apply to the other executive officers, requiring them to own shares of our Common Stock having a value equal to one-times the executive officer's base salary. Implementation details of these guidelines are in development as of the publication date of this proxy statement, with the expectation that a completed policy will be implemented by the Board at its next regularly-scheduled meeting in March 2012.

COMPENSATION COMMITTEE REPORT

The Compensation Committee of the Board of Directors has reviewed and discussed with management the above Compensation Discussion and Analysis. Based on that review and discussion, the Committee has recommended to the Board that this Compensation Discussion and Analysis be included in this proxy statement.

Respectfully submitted,

ANTHONY P. FRANCESCHINI, CHAIRMAN
DELORES M. ETTER
MARY L. HOWELL
JERRY D. LEITMAN
GARY E. PRUITT

STATEMENT REGARDING COMPENSATION PRACTICES

In fiscal 2011, the Compensation Committee and management continued their practice of conducting a comprehensive review of our compensation programs, including executive compensation and major broad-based compensation programs in which salaried and hourly employees at various levels of the organization participate. The goal of this review was to assess whether any of our compensation programs, either individually or in the aggregate, would encourage executives or employees to undertake unnecessary or excessive risks that were reasonably likely to have a material adverse impact on our business.

The Compensation Committee reviewed an inventory of our variable pay and sales commission plans, considering the number of participants in each plan, the target and maximum payment potential, and the performance goals of each plan. The Compensation Committee concluded that these programs were appropriate for our businesses and highly unlikely to create a material risk.

Although the programs are generally designed to pay for performance and provide incentive-based compensation, the programs contain various mitigating factors to ensure our employees, including our named executive officers, are not encouraged to take unnecessary risks in managing our business. These factors include:

- Oversight of programs (or components of programs) by committees of the Board, including the Compensation Committee;
- Discretion provided to the Board and the Compensation Committee (including negative discretion) to set targets, monitor performance and determine final payouts for executive-level incentive plans;

- Oversight of programs by a broad-based group of functions within the organization, including the Chief Executive Officer, Chief Financial Officer, group vice presidents, vice president of Human Resources, and at multiple levels within the organization (both corporate and business units);
- Target awards that are indexed on base pay, which is determined based on market data and the merit of individual performance; further, Company policy and practices control base pay levels carefully through analysis, reporting, and executive approvals that ensure we compensate employees fairly;
- Incentives focused primarily on the use of broad-based financial metrics (such as growth in operating profit and return on investment), including a mixture of consolidated and business-specific goals, with no one factor receiving an excessive weighting;
- A mixture of programs that provide focus on both short- and long-term goals and that provide a mixture of cash and equity compensation;
- Our long-term cash incentive plan focuses on operating earnings growth and average return on operating investment over overlapping three-year award periods. This creates a focus on driving sustained performance over multiple award periods, mitigating the potential for executives to take excessive risks to drive short-term performance spikes in any one award period;
- Capping the potential payouts -- under both short- and long-term incentive plans -- to eliminate the potential for dramatic or risky windfalls;
- Service-based vesting conditions with respect to equity grants; and
- The long-term ownership interests in the Company held by our key executive officers and by members of the Board of Directors.

As a result of this review, both management and the Compensation Committee concluded that our total compensation plans, programs and practices are structured in the best interest of the Company and its shareholders. They are appropriately tailored to encourage employees to grow our business, but not incent them to do so in a way that poses unnecessary or excessive material risk to us.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

All members of the Compensation Committee during the 2011 fiscal year, each of whom was listed in "Board and Board Committees - Compensation Committee" were independent directors and no member was an employee or former employee. No Compensation Committee member had any relationship requiring disclosure under Item 404 of Regulation S-K. No executive officer of the Company has served on the board of directors or compensation committee of any other entity that has or has had one or more executive officers who served as a member of the Board of Directors or the Compensation Committee during the 2011 fiscal year.

ADDITIONAL INFORMATION REGARDING EXECUTIVE COMPENSATION

The following tables and accompanying narrative disclosure should be read in conjunction with the Compensation Discussion and Analysis, which presents the objectives of our executive compensation and benefits programs.

Summary Compensation Table for Fiscal 2011

The table below summarizes certain compensation information for fiscal 2011 for our Chief Executive Officer, Chief Financial Officer and the three other most highly-compensated executive officers of the Company who were serving as executive officers at the end of fiscal 2011 (collectively, the "Named Executive Officers").

Name and Principal Position	Year	Salary ($)	Option Awards ($) (1)	Non-Equity Incentive Plan Compensation ($) (2)	Change in Pension Value & Nonqualified Deferred Compensation Earnings ($) (3)	All Other Compensation ($) (4)	Total ($)
R. Bradley Lawrence	2011	$ 682,692	$ 1,264,233	$ 436,968	$ 449,335	$ 50,877	$ 2,884,105
President and Chief Executive Officer	2010	600,000	1,812,589	922,724	678,531	49,935	4,063,779
	2009	349,615	571,174	406,882	41,677	14,716	1,384,064
Robert D. George [5]	2011	431,971	699,567	265,692	230,519	29,220	1,656,969
Vice President, Chief Financial Officer, Corporate Development and Secretary	2010	417,500	475,010	722,268	219,565	33,997	1,868,340
	2009	415,207	442,519	699,578	319,851	33,330	1,910,485
Alain M. Durand [6] *Group Vice President*	2011	305,422	1,015,054	266,817	—	—	1,587,293
Frank E. Houston	2011	392,404	373,375	211,932	256,632	15,953	1,250,296
Senior Group Vice President	2010	376,538	354,616	527,340	217,272	29,334	1,505,100
	2009	351,346	286,726	427,705	285,284	33,174	1,384,235
Stephen R. Larson [7]	2011	403,231	432,328	240,581	147,807	75,449	1,299,396
Vice President, Strategy & Technology	2010	390,000	411,530	641,856	343,748	39,960	1,827,094
	2009	386,538	382,854	614,419	917,961	38,579	2,340,351

(1) Represents the aggregate grant date fair value of option awards granted during the fiscal year, computed in accordance with ASC 718. Assumptions used to calculate these amounts are included in Note 13, "Employee Stock Plans," of the audited financial statements included in our Annual Report on Form 10-K for the fiscal year ended October 28, 2011.

(2) For fiscal 2011, represents amounts earned under the annual incentive plan and the 2009-2011 performance cycle under the LTIP. Amounts earned under the annual incentive plan for fiscal 2011 were: Mr. Lawrence, $370,440; Mr. George, $153,468; Mr. Durand, $244,466; Mr. Houston, $139,356; Mr. Larson, $143,237. Amounts earned under the 2009-2011 performance cycle under the LTIP were: Mr. Lawrence, $66,528; Mr. George, $112,224; Mr. Durand, $22,351; Mr. Houston, $72,576; Mr. Larson, $97,344.

(3) Represents the annual increase in the actuarial present value of accumulated benefits under our Pension Plan and Supplemental Executive Retirement Plans (SERP – Pre 2005 and 2005+). Mr. Durand, being a French employee, is not eligible to participate in the Pension Plan or the SERP 2005+. Please refer to the Compensation Discussion and Analysis section of this proxy statement for details on benefits being tailored for Mr. Durand.

(4) For fiscal 2011, includes match payments under the Company's 401(k) plan ($7,350 for each Named Executive Officer other than Mr. Durand) and the Company's Supplemental Executive Retirement & Deferred Compensation Plan (Mr. Lawrence, $24,244; Mr. George, $10,213; Mr. Houston, $8,603; Mr. Larson, $9,044). Also includes the following for each Named Executive Officer: Mr. Lawrence (automobile allowance, financial planning and club memberships); Mr. George (automobile allowance, club memberships and cost of annual physical); Mr. Larson (automobile allowance, financial planning, club memberships and cost of annual physical). We value the incremental cost to us for these benefits based on the actual costs or charges incurred by us for the benefits. For Mr. Larson, the amount also includes a tax gross-up payment of $14,706 paid in fiscal 2012 in connection with fiscal 2011 financial planning services, as further discussed in the Compensation Discussion and Analysis section of this proxy statement.

(5) Mr. George's responsibilities changed from Vice President, Chief Financial Officer, Secretary and Treasurer to Vice President, Chief Financial Officer, Corporate Development and Secretary in July 2011.

(6) Mr. Durand was promoted from Platform President to Group Vice President in June of 2011. All of the amounts set forth in the Summary Compensation Table for Mr. Durand, other than the $1,015,054 related to the option awards which are valued in U.S. dollars, represent the U.S. dollar equivalent of payments made to Mr. Durand in Euros. All amounts reported for Mr. Durand were converted using the following average exchange rate for the 12-month period as of the end of the fiscal year: U.S. $1.00 = €0.7158.

(7) Mr. Larson retired from the Company effective January 1, 2012.

Grants of Plan-Based Awards Table for Fiscal 2011

The following table provides information regarding grants of plan-based awards to the Named Executive Officers under our 2011 Annual Incentive Compensation Plan, LTIP and the 2004 Equity Incentive Plan during fiscal 2011.

				Estimated Future Payouts Under Non-Equity Incentive Plan Awards			All Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards	Grant Date Fair Value of Option Awards
Name	Approval Date	Grant Date		Threshold ($)	Target ($)	Maximum ($)	(#)	($/Share)	($)
R. Bradley Lawrence	—	—	(1)	$ 105,000	$ 420,000	$ 840,000	—	$ —	$ —
	—	—	(2)	—	420,000	1,680,000	—	—	—
	12/09/10	12/09/10	(3)	—	—	—	38,600	64.56	1,264,232
Robert D. George	—	—	(1)	43,500	174,000	348,000	—	—	—
	—	—	(2)	—	243,600	974,400	—	—	—
	12/09/10	12/09/10	(3)	—	—	—	15,300	64.56	501,109
	06/07/11	07/26/11	(3)	—	—	—	5,000	78.24	198,460
Alain M. Durand (4)	—	—	(1)	31,888	127,551	255,102	—	—	—
	—	—	(2)	—	145,772	583,088	—	—	—
	12/09/10	12/09/10	(3)	—	—	—	2,600	64.56	85,155
	06/07/11	06/08/11	(3)	—	—	—	25,000	73.32	929,899
Frank E. Houston	—	—	(1)	39,500	158,000	316,000	—	—	—
	—	—	(2)	—	181,700	726,800	—	—	—
	12/09/10	12/09/10	(3)	—	—	—	11,400	64.56	373,374
Stephen R. Larson	—	—	(1)	40,600	162,400	324,800	—	—	—
	—	—	(2)	—	211,120	844,480	—	—	—
	12/09/10	12/09/10	(3)	—	—	—	13,200	64.56	432,329

(1) This shows the potential value of the payout for each Named Executive Officer under the 2011 Annual Incentive Compensation Plan if the threshold, target or maximum goals are satisfied. The potential payouts are performance driven and therefore completely at risk. The business measurements, performance goals and calculation for determining the payout are described in the Compensation Discussion and Analysis section of this proxy statement. Actual amounts earned are disclosed in the Summary Compensation Table for Fiscal 2011 in this proxy statement. . The amounts above for Mr. Durand were converted using the spot exchange rate on the date of appointment, June 8, 2011, which was U.S. $1.00 = €0.686.

(2) This shows the potential value of the payout for each Named Executive Officer under the LTIP if the target or maximum goals of the 2011-2013 performance cycle are satisfied. There is no threshold for this award. The potential payouts are performance driven and therefore completely at risk. The business measurements, performance goals and calculation determining the payout are described in the Compensation Discussion and Analysis section of this proxy statement. Any payouts under the 2011-2013 performance cycle will be made in fiscal 2014. The amounts above for Mr. Durand were converted using the spot exchange rate on the date of appointment, June 8, 2011, which was U.S. $1.00 = €0.686.

(3) The grants were made pursuant to the Company's 2004 Equity Incentive Plan. The exercise price of the options is equal to the closing price of the Common Stock on the date of grant. The options vest at the rate of twenty-five percent per year on each of the first four anniversaries of the date of grant.

Annual Incentive Compensation Plan and LTIP

Payments under the 2011 Annual Incentive Compensation Plan and the LTIP are tied to key measures of corporate performance relating to the following financial objectives: earnings per share, growth in earnings per share and return on invested capital. For additional information regarding the 2011 Annual Incentive Compensation Plan and the LTIP, please refer to the Compensation Discussion and Analysis section of this proxy statement.

2004 Equity Incentive Plan

Equity awards to our executive officers consist of stock options granted under the Company's 2004 Equity Incentive Plan. Stock options have a term of ten years and typically vest in equal annual installments over the period from the date of grant until the fourth anniversary of the date of grant. The exercise price for all stock options is equal to the closing price of the Common Stock on the date of grant.

Offer Letter to Alain Durand

As described in the Executive Summary of the Compensation Discussion and Analysis section of this proxy statement, on June 8, 2011, the Board elected Mr. Durand as an executive officer of the Company, promoting him from his prior position as President of the Company's Advanced Sensors platform to the title of Group Vice President. In consideration of that promotion, and consistent with the Company's executive compensation programs and with its general employment practices, the Board approved the following terms, which were conveyed to Mr. Durand in an offer letter, and which were accepted by him: a base salary increase to €250,000 per year; participation in the Company's annual incentive compensation plan for executive officers with a target award of 35% of base salary; participation in the Company's long term incentive compensation plan for executive officers with a target award of €100,000; a stock option grant of 25,000 shares; participation in either the Company's U.S.-based Supplemental Executive Retirement and Deferred Compensation Plan or a similar arrangement based in France; a change of control agreement which is standard for all executive officers, with the exception that due to certain dismissal indemnities and unemployment insurance arrangements that are typical for French executives and already in place as part of Mr. Durand's employment terms, the amount to be paid should there be a change in control would be reduced by the amount due to Mr. Durand under the dismissal indemnity and unemployment insurance arrangements; continuation of unemployment insurance Mr. Durand had in his prior role; assistance with obtaining an L-1 visa to authorize him to work in the U.S.; a car allowance; and financial advisory services. Mr. Durand's appointments to the Company's annual incentive compensation plan and to its cash LTIP were modified as a transition measure to allow his continued participation in the Advanced Sensors plans, as further explained in the pertinent sections of the Compensation Discussion and Analysis section of this proxy statement. As with other officers, Mr. Durand is employed at-will and serves at the pleasure of the Board.

Fixed Cash Compensation in Proportion to Total Compensation

The proportion of fixed cash compensation (salary) compared to total compensation (as reported in the Summary Compensation Table for Fiscal 2011 included in this proxy statement) varies somewhat among the Named Executive Officers. Specifically, allocation among the different components of compensation varies based on the position and level of responsibility and on market data provided by Towers Watson that reflects the practices of other companies. For example, those Named Executive Officers with the greater ability to influence our performance will have a higher level of at-risk compensation in the form of an increased percentage of total compensation in stock options and cash-based incentive plan target awards. The lower the level of influence of an executive, the higher the percentage of their total compensation is in the form of base salary with a correspondingly lower percentage of stock options and cash-based incentive plan target awards. In general, the proportion of at-risk compensation increases with base salary level, which usually indicates relative scope and level of responsibility, such that those with higher salaries also have more of their total compensation at risk. Accordingly, executive compensation for higher-level executives is set to align closely with shareholder and Company long-term shared interests. In fiscal 2011, the percentage of fixed cash compensation as compared to total compensation was 24% for the Chief Executive Officer. For the other Named Executive Officers, the percentage of fixed cash compensation as compared to total compensation ranged between 19% and 31%.

Outstanding Equity Awards Table at Fiscal Year End 2011

The following table summarizes the total outstanding equity awards held as of October 28, 2011, by each of the Named Executive Officers.

			Option Awards			
			Number of Securities Underlying Unexercised Options			
Name	Grant Date		Exercisable (#)	Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date
R. Bradley Lawrence	06/08/04	(1)	7,500	—	$ 26.24	06/08/14
	12/07/06	(1)	25,000	—	38.91	12/07/16
	12/06/07	(1)	6,600	2,200	53.00	12/06/17
	12/11/08	(1)	7,900	7,900	32.00	12/11/18
	06/04/09	(1)	10,000	10,000	29.86	06/04/19
	11/02/09	(1)	7,500	22,500	42.10	11/02/19
	12/10/09	(1)	13,000	39,000	41.00	12/10/19
	12/09/10	(1)	—	38,600	64.56	12/09/20
Robert D. George	12/05/02	(1)	10,000	—	17.90	12/05/12
	12/04/03	(1)	12,000	—	23.85	12/04/13
	12/09/04	(1)	12,000	—	34.30	12/09/14
	06/02/05	(1)	5,500	—	38.90	06/02/15
	12/08/05	(1)	17,500	—	38.98	12/08/15
	12/07/06	(1)	20,800	—	38.91	12/07/16
	12/06/07	(1)	12,825	4,275	53.00	12/06/17
	12/11/08	(1)	13,350	13,350	32.00	12/11/18
	12/10/09	(1)	5,425	16,275	41.00	12/10/19
	12/09/10	(1)	—	15,300	64.56	12/09/20
	07/26/11	(1)	—	5,000	78.24	07/26/21
Alain M. Durand	12/06/07	(1)	—	750	53.00	12/06/17
	12/11/08	(1)	—	2,200	32.00	12/11/18
	12/10/09	(1)	—	3,225	41.00	12/10/19
	12/09/10	(1)	—	2,600	64.56	12/09/20
	06/08/11	(1)	—	25,000	73.32	06/08/21
Frank E. Houston	12/08/05	(1)	9,500	—	38.98	12/08/15
	12/07/06	(1)	11,500	—	38.91	12/07/16
	12/06/07	(1)	7,350	2,450	53.00	12/06/17
	12/11/08	(1)	8,650	8,650	32.00	12/11/18
	12/10/09	(1)	4,050	12,150	41.00	12/10/19
	12/09/10	(1)	—	11,400	64.56	12/09/20
Stephen R. Larson	06/02/05	(1)	2,600	—	38.90	06/02/15
	12/08/05	(1)	15,000	—	38.98	12/08/15
	12/07/06	(1)	17,800	—	38.91	12/07/16
	12/06/07	(1)	10,875	3,625	53.00	12/06/17
	12/11/08	(1)	11,550	11,550	32.00	12/11/18
	12/10/09	(1)	4,700	14,100	41.00	12/10/19
	12/09/10	(1)	—	13,200	64.56	12/09/20

(1) Options vest and become exercisable in four equal annual installments beginning on the first anniversary of the grant date.

Option Exercises in Fiscal 2011

The following table summarizes the option awards exercised during fiscal 2011 for each of the Named Executive Officers.

	Option Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($) (1)
R. Bradley Lawrence	—	$ —
Robert D. George	15,000	814,424
Alain M. Durand	7,975	197,898
Frank E. Houston	—	—
Stephen R. Larson	24,000	1,006,452

(1) Represents the difference between the exercise price and the fair market value of our Common Stock on the date of exercise.

Retirement Benefits

Pension Benefits for Fiscal 2011

The table below provides information as of October 28, 2011, regarding the number of years of credited service, the present value of accumulated benefits payable at normal retirement age, and any payments made during the last fiscal year with respect to the Esterline Technologies Retirement Plan (the "Pension Plan"), the Esterline Corporation Supplemental Retirement Income Plan for Key Executives (the "SERP Pre 2005"), and the Esterline Technologies Corporation Supplemental Retirement Income Plan (the "SERP 2005+"). Esterline froze the SERP Pre 2005 plan on December 31, 2004, and the SERP 2005+ plan became effective January 1, 2005. No payments were made from these plans to any of the Named Executive Officers during fiscal 2011.

Name	Plan Name	Number of Years of Credited Service	Present Value of Accumulated Benefit ($) (1)	Payments During Last Fiscal Year ($)
R. Bradley Lawrence	Pension Plan	4.77	$ 92,473	$ —
	SERP Pre 2005	N/A	—	—
	SERP 2005+ (2)	9.12	1,110,453	—
	Total		$ 1,202,926	$ —
Robert D. George	Pension Plan	13.83	$ 342,883	$ —
	SERP Pre 2005	7.00	147,006	—
	SERP 2005+	6.83	557,620	—
	Total		$ 1,047,509	$ —
Alain M. Durand (3)	Pension Plan	N/A	$ —	$ —
	SERP Pre 2005	N/A	—	—
	SERP 2005+	N/A	—	—
	Total		$ —	$ —
Frank E. Houston	Pension Plan	25.83	$ 819,570	$ —
	SERP Pre 2005	N/A	—	—
	SERP 2005+	6.59	303,159	—
	Total		$ 1,122,729	$ —
Stephen R. Larson	Pension Plan	30	$ 1,127,828	$ —
	SERP Pre 2005	25	843,111	—
	SERP 2005+	5	1,202,747	—
	Total		$ 3,173,686	$ —

(1) The assumptions and methodology used in calculating the estimated present values shown in this column are generally consistent with those used and disclosed in the Company's Annual Report on Form 10-K for the fiscal year ended October 28, 2011, except that the Named Executive Officers are assumed to retire at their earliest unreduced retirement age (age 65) or their current age, if later, and no pre-retirement terminations or deaths are assumed to occur. Also, no additional compensation or service is assumed beyond the October 28, 2011, calculation date. The specific relevant assumptions include a discount rate of 5.0% and post-retirement mortality based on the 2012 PPA Combined Mortality tables for males and females.

(2) Effective November 1, 2009, with the promotion to Chief Executive Officer, Mr. Lawrence received a SERP formula enhancement. The enhancement includes accruing SERP 2005+ benefits using the Pension Plan's final average pay formula and recognizes services under the plan from his date of hire rather than from his original SERP appointment. The present value of the enhancement is $860,514 as of the end of fiscal 2011.

(3) Mr. Durand, being a French employee, is not eligible to participate in the Pension Plan or the SERP 2005+. Please refer to the Compensation Discussion and Analysis section of this proxy statement for details on benefits being tailored for Mr. Durand.

Esterline's Pension Plan is a broad based, tax-qualified defined benefit pension plan that provides a benefit to eligible employees of the Company. Approximately 41% of all U.S. employees are eligible to participate in the Pension Plan.

Qualified pension benefits are based on a final average pay formula, which takes into account years of service and highest five-year average earnings, or a cash balance formula, with annual pay credits ranging from 2% to 6% of earnings plus an additional 2% of earnings in excess of the annual Social Security Taxable Wage Base, and interest credits which vary annually based on certain external indices. Earnings include base pay and annual and long-term incentive pay subject to statutory limitations. As of January 1, 2003, participants were given the option of continuing to accrue benefits under the final average pay formula, or to earn benefits under the cash balance formula. Since that date, all new participants are enrolled in the cash balance formula. Participants earning benefits under the final average pay formula must contribute 1% of after-tax compensation each year, while no employee contributions are required under the cash balance formula.

The standard form of benefit payment is a single life annuity for participants who are not married and a 50% joint and surviving spouse annuity for married participants. Alternatively, participants may elect a joint and surviving spouse annuity with a continuation percentage of 75% or 100%, or a life annuity with payments guaranteed for a 5-year, 10-year or 15-year period. Benefits earned under the cash balance formula may also be paid as a lump sum.

The annual benefit at normal retirement (age 65) under the final average pay formula is the participant's highest five-year average pay less the participant's primary Social Security benefit times 1.6%, times the participant's credited service up to 30 years. Participants are eligible to receive early retirement benefits when they have completed five years of plan participation and their age plus service equals 65 years. Named Executive Officers which are eligible for early retirement are Mr. Lawrence, Mr. George and Mr. Houston. Mr. Lawrence and Mr. Houston are eligible under the Pension Plan and the SERP 2005+. Mr. George is eligible under the Pension Plan, the SERP Pre 2005, and the SERP 2005+. For participants who elect to receive benefits prior to age 65, benefits are reduced by 6 2/3% per year between ages 60 and 65, 3 1/3% per year between ages 55 and 60, 3% per year between ages 50 and 55, and 2% per year below age 50.

The Supplemental Executive Retirement Plans (SERP – Pre 2005 and 2005+) provide benefit formulas and early retirement formulas that are similar to the final average pay formula and the cash balance formula in the Pension Plan, but permit benefits to be earned on compensation that is in excess of certain statutory limits that apply to the Pension Plan. However, amounts earned under the long-term incentive compensation plan are excluded from earnings used in the benefit formulas of the SERPs.

Nonqualified Deferred Compensation Table for Fiscal 2011

The table below provides information as of October 28, 2011, regarding each Named Executive Officer's activity in the Esterline Technologies Supplemental Executive Retirement & Deferred Compensation Plan (the "DC SERP"). It includes information on executive voluntary contributions, Company contributions and aggregate earnings during the fiscal year. There were no distributions from the DC SERP in fiscal 2011.

Name	Executive Contributions in Last Fiscal Year ($) (1)	Registrant Contributions in Last Fiscal Year ($) (2)	Aggregate Earnings in Last Fiscal Year ($) (3)	Aggregate Withdrawals / Distributions ($)	Aggregate Balance at Last Fiscal Year End ($) (4)
R. Bradley Lawrence	$ 69,846	$ 24,244	$ 117	$ —	$ 187,792
Robert D. George	76,496	10,213	8,982	—	327,301
Alain M. Durand (5)	—	—	—	—	—
Frank E. Houston	20,866	8,603	(143)	—	120,456
Stephen R. Larson	28,572	9,044	9,158	—	192,227

(1) Represents elective deferrals of compensation that are also reported as compensation earned in the Summary Compensation Table for Fiscal 2011 in this proxy statement.

(2) Represents Company matching contributions to the DC SERP earned in fiscal 2011. Company contributions are also reported in the All Other Compensation column of the Summary Compensation Table for Fiscal 2011 in this proxy statement.

(3) Represents increases/decreases due to dividends, earnings, fees and investment gains/losses.

(4) Includes Company contributions earned in fiscal 2011 that will not be made until early 2012 following calendar and qualified plan year closing activities. Also includes amount reported in prior years.

(5) Mr. Durand, being a French employee, is not eligible to participate in the DC SERP. Please refer to the Compensation Discussion and Analysis section of this proxy statement for details on benefits being tailored for Mr. Durand.

The DC SERP became effective on January 1, 2007. The plan provides an opportunity for participants to defer a portion of their cash compensation to be paid as a lump sum or in 10 annual installments upon retirement or at another future date. The executives may defer up to 75% of base pay and annual incentive compensation and up to 100% of long-term incentive compensation. Investment earnings are pursuant to each executive's individual elections from among available investment options, substantially similar to those in the Company's tax-qualified 401(k) plan, and are subject to daily valuation.

The DC SERP provides a Company match on part of the deferred compensation based on a formula that is substantially the same as that in the Company's tax-qualified 401(k) plan. The Company match applies to deferred compensation amounts that exceed certain statutory limits in the tax-qualified 401(k) plan. However, amounts earned under the long-term incentive compensation plan are excluded from earnings used in the match calculation of the DC SERP.

Termination of Employment and Change in Control Arrangements

Termination Protection Agreements. The Company has entered into termination protection agreements with the Named Executive Officers which are designed to induce them to remain in the employ of the Company or any successor company in the event of a "Change in Control Event" by assuring compensation benefits if an officer is terminated without "Cause" or resigns for "Good Reason," as defined in the agreements. In the event of such termination within two years after the day preceding a Change in Control Event, the agreements provide for:

- a pro rata amount of the average compensation received during the prior two years, calculated as follows: the average compensation received during the prior two years multiplied by a fraction, the numerator of which is the number of days the executive was employed during the fiscal year in which termination occurs and the denominator of which is 365, with the product reduced (but not below zero) by the base salary and car allowance paid to the executive with respect to his/her employment during the fiscal year in which termination occurs;

- a lump sum payment equal to all other earned, but unpaid amounts;

- a lump sum payment equal to three times the average compensation paid during the prior two years;
- reimbursement of certain legal fees and expenses associated with enforcing the agreement; and
- continuation of life insurance, health and accident and disability benefits for the remainder of the initial two-year period or until other full-time employment is accepted, unless participation in the Company's plans or programs is not practicable, in which case the Company may provide executive with substantially similar benefits or cash compensation on an after-tax basis sufficient for the executive to purchase such benefits.

In the event any payments under the termination protection agreements are considered to be "excess parachute payments" under Section 280G of the Internal Revenue Code, either alone or together with other Company payments, the payments will be reduced so that the payments will not be treated as "excess parachute payments." However, this payment reduction will only take place if the reduction would provide to the officer a greater net, after-tax benefit than he or she would receive if the payments were not subject to the reduction.

As stated in his offer letter, Mr. Durand's termination protection agreement is standard for all executive officers, with the exception that due to certain dismissal indemnities and unemployment insurance arrangements that are typical for French executives and already in place as part of Mr. Durand's employment terms, the amount to be paid under his Termination Protection Agreement, should there be a change in control event, would be reduced by the amount due to Mr. Durand under the dismissal indemnity and unemployment insurance arrangements.

For purposes of the termination protection agreements, the following definitions apply:

"Cause" is generally defined as:

- the willful and continued failure by the executive to substantially perform his duties and obligations to the Company (other than any such failure resulting from illness, sickness, or physical or mental incapacity) which failure continues after the Company has given notice to the executive; or
- the willful engaging by the executive in misconduct that is significantly injurious to the Company, monetarily or otherwise.

"Good Reason" is generally defined as:

- a material diminution in the executive's authority, duties, or responsibilities, including, for example, assignment to the executive of any duties inconsistent with, or the reduction of powers or functions associated with, his positions, duties, responsibilities and status with the Company immediately prior to the transaction or any removal of the executive from or any failure to re-elect the executive to any positions or offices the executive held immediately prior to the transaction, except in connection with the termination of the executive's employment by the Company for cause or for disability, or a material negative change in the employment relationship, such as the failure to maintain a working environment conducive to the performance of the executive's duties or the effective exercise of the powers or functions associated with the executive's position, responsibilities and status with the Company immediately prior to the transaction;
- the Company's failure to pay the executive a monthly base salary at least equal to the then applicable minimum base salary provided for in the agreement;
- the Company's failure to pay the executive, within 75 days following the end of a fiscal year, compensation with respect to each such fiscal year ending after the transaction in an amount at least equal to the minimum total compensation provided for in the agreement;
- the Company's mandatory transfer of the executive to another geographic location, without the executive's consent, outside of a twenty (20) mile radius from the executive's current location;
- Company action or omission, in its capacity as a plan administrator or otherwise, that would adversely affect the executive's participation in any fringe benefit program in effect at the time of the transaction, or materially reduce the value of his or her benefits under any such program; or
- failure by the Company to obtain an assumption of the obligations of the Company to perform the agreement by any successor.

Termination of employment by the executive will not be deemed to be for "Good Reason" unless the executive provides notice to the Company of the Good Reason conduct or event within 90 days of its occurrence and the Company has a 30-day opportunity after such notice to cure such conduct or event.

"Change in Control Event" is generally defined as:

- an acquisition by any individual, entity or group of beneficial ownership of 30% or more of either (1) the then outstanding shares of Common Stock of the Company or (2) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors, excluding, certain acquisitions involving the Company or a related company; or
- a change in the composition of the Board during any two-year period such that the incumbent Board members cease for any reason to constitute at least a majority of the Board (not including directors whose election was approved by at least two-thirds of the incumbent Board).

Equity Plans. As of October 28, 2011, all options held by the Named Executive Officers issued under the Company's 1997 Amended and Restated Stock Option Plan were fully vested and exercisable pursuant to their original vesting terms.

Options granted pursuant to the Company's 2004 Equity Incentive Plan to our executive officers on or after December 10, 2009, continue to vest in accordance with the normal vesting schedule in the event of termination due to "Full Retirement," generally defined as a voluntary termination when the participant is age 65 or older and that is a bona fide end to the participant's career in the industries and markets within which the Company does business. As previously noted in the Compensation Discussion and Analysis section of this proxy statement under the section titled "Specific Compensation Decisions for NEOs in Fiscal 2011—Retirement of Mr. Larson", a stock option granted to Mr. Larson in 2008 was modified in December 2011 to be effective on January 1, 2012, to provide for this same benefit of post-retirement vesting.

In addition, all options held by the Named Executive Officers issued pursuant to the Company's 2004 Equity Incentive Plan become fully and immediately vested and exercisable immediately prior to a "Company Transaction" that is not a "Change in Control" or a "Related Party Transaction," unless such awards are converted, assumed, or replaced by the successor company. All options held by the Named Executive Officers issued pursuant to the Company's 2004 Equity Incentive Plan become fully and immediately vested and exercisable immediately prior to a "Change in Control."

For purposes of the 2004 Equity Incentive Plan, the following definitions apply:

"Company Transaction" is generally defined as the consummation of any of the following:

- a merger or consolidation of the Company with or into any other company or other entity;
- a sale in one transaction or a series of transactions undertaken with a common purpose of at least 50% of the Company's outstanding voting securities; or
- a sale, lease, exchange or other transfer in one transaction or a series of related transactions undertaken with a common purpose of at least 50% of the Company's assets.

"Related Party Transaction" is generally defined as a Company Transaction pursuant to which:

- the beneficial ownership of the Company or the resulting company remains the same with respect to at least 70% of the voting power of the outstanding voting securities in substantially the same proportions as immediately prior to such Company Transaction;
- no entity (other than the Company or an affiliate) will beneficially own 30% or more of the outstanding shares of Common Stock of the resulting company or the voting power of the outstanding voting securities; and
- the Company's incumbent board will, after the Company Transaction, constitute at least a majority of the board of the company resulting from such Company Transaction.

"Change in Control" is generally defined as the occurrence of any of the following events:

- an acquisition of beneficial ownership of 30% or more of either (a) the then outstanding shares of Common Stock of the Company or (b) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors (excluding any acquisition directly from the Company, any acquisition by the Company, any acquisition by any employee benefit plan of the Company, or a Related Party Transaction); or
- a change in the composition of the Board during any two-year period such that the incumbent board members cease to constitute at least a majority (not including directors whose election was approved by at least two-thirds of the incumbent board).

Annual Incentive Compensation Plan. Under the terms of the 2011 Annual Incentive Compensation Plan, participants must remain employed by the Company through the entire fiscal year and through the payment date (within 60 days following fiscal year-end) to be entitled to receive payment, unless termination is due to retirement, disability or death, in which case the participant will be entitled to a pro-rata amount based on the participant's period of active employment.

Long-Term Incentive Plan. Under the terms of the LTIP, participants must be actively employed by the Company through the entire performance period and through the payment date (no later than two-and-a-half months following approval by the Audit Committee of the Company's financial reports for the pertinent fiscal periods) to be entitled to receive payment, unless termination is due to retirement, disability or death, in which case the participant will be entitled to the actual award for the full performance period in the normal course so long as the participant completed at least one year of continuous employment during the performance period.

Pension Plans. Under the terms of the Pension Plan and SERPs (Pre 2005 and 2005+), a participant must earn five years of service to receive a termination benefit. Disability benefits are available to any active participant who becomes totally and permanently disabled and remains so until normal retirement age. The disability benefit is calculated assuming the rate of pay at disability continues in effect until normal retirement age, and includes service from the date of disability until normal retirement age. Normal retirement age is 65, with 5 years of service, and early retirement can occur once a participant's age plus years of service equal at least 65 years.

Potential Payments Upon Termination of Employment or Change in Control

The estimated potential incremental payments and benefits for the Named Executive Officers under each termination scenario are outlined in the following table. The table does not include amounts payable under the DC SERP and benefits generally available to all employees on a non-discriminatory basis or earned benefits, which are payments and benefits that the Named Executive Officers would have already earned during their employment with us whether or not a termination or change in control event had occurred. Actual amounts payable can only be determined at the time of termination or change in control.

		Termination Scenario [1]			
Name	Benefit	Voluntary ($)	Retirement, Death or Disability ($)	Involuntary Termination With or Without Cause ($)	Change in Control Termination ($)
R. Bradley Lawrence	Severance Payment [2]	$ —	$ —	$ —	$ 3,948,297
	Cash Incentives [3]	—	1,216,968	—	623,517
	Accelerated Equity [4]	—	—	—	1,439,398
	Continued Equity Vesting [5]	—	625,170	—	—
	Benefit Continuation [6]	—	—	—	27,842
	Excess Retirement Benefit [7]	3,864	3,864	3,864	3,864
	Excess Retirement Benefit [8]	—	—	—	—
Robert D. George	Severance Payment [2]	$ —	$ —	$ —	$ 3,437,030
	Cash Incentives [3]	—	743,092	—	703,758
	Accelerated Equity [4]	—	—	—	612,267
	Continued Equity Vesting [5]	—	260,888	—	—
	Benefit Continuation [6]	—	—	—	38,712
	Excess Retirement Benefit [7]	4,681	4,681	4,681	4,681
	Excess Retirement Benefit [8]	—	—	—	—
Alain M. Durand [10]	Severance Payment [2]	$ —	$ —	$ —	$ 1,085,649
	Cash Incentives [3]	—	547,400	—	54,022
	Accelerated Equity [4]	—	—	—	96,019
	Benefit Continuation [6]	—	—	—	21,776
	Retirement Benefit [11]	—	—	—	—
Frank E. Houston	Severance Payment [2]	$ —	$ —	$ —	$ 2,558,872
	Cash Incentives [3]	—	544,832	—	450,684
	Accelerated Equity [4]	—	—	—	421,148
	Continued Equity Vesting [5]	—	194,765	—	—
	Benefit Continuation [6]	—	—	—	27,993
	Excess Retirement Benefit [7]	—	—	—	—
	Excess Retirement Benefit [8]	—	23,672	—	—
	Reduction of CIC Benefits [9]	—	—	—	(326,429)
Stephen R. Larson [12]	Severance Payment [2]	$ —	$ —	$ —	$ 3,104,109
	Cash Incentives [3]	—	654,501	—	621,582
	Accelerated Equity [4]	—	—	—	529,728
	Continued Equity Vesting [5]	—	226,023	—	—
	Benefit Continuation [6]	—	—	—	24,782

(1) All scenarios assume termination and/or change in control occurred on October 28, 2011, the last day of fiscal 2011. The closing price of our Common Stock on that date was $57.03 per share.

(2) All executives receive a lump sum payment equal to three times the Minimum Total Compensation, generally defined as the aggregate gross cash compensation paid to the executive during the 24-month period prior to the change in control, divided by two.

(3) The amounts under the Retirement, Death or Disability column represent (1) actual amounts earned under the 2011 Annual

Incentive Compensation Plan and the 2009-2011 performance cycle under the LTIP that participants would only be entitled to if termination was due to retirement, death or disability, plus (2) target amounts under the 2010-2012 and 2011-2013 performance cycles under the LTIP that participants would only be entitled to if termination was due to retirement, death or disability. The terms of the LTIP provide that participants are entitled to the actual award for the full performance period in the event of retirement, death or disability after at least one year of continuous employment during a performance cycle, but the amounts in the table reflect the target amounts for the 2010-2012 and 2011-2013 performance cycles because actual awards under these cycles cannot be determined at this time. The amounts under the Change in Control Termination column represent an amount equal to Minimum Total Compensation minus base salary and car allowance received during the fiscal year.

(4) Represents the difference between the closing price of the Company's Common Stock on October 28, 2011, and the exercise price of the accelerated options. Options accelerate even if the executive's employment is not terminated. For purposes of stock options granted under the 2004 Equity Incentive Plan, this assumes the stock options are not assumed or substituted for by the successor company in a company transaction.

(5) Represents the difference between the closing price of the Company's Common Stock on October 28, 2011, and the exercise price of options that were unvested as of October 28, 2011, but that would have continued to vest after termination of employment due to retirement.

(6) Represents the cost of continuation of benefits for two years after the transaction, which is the longest period provided for under the termination protection agreements. These benefits include medical, dental, accident, disability and life insurance.

(7) Represents the value of additional benefits due to early retirement, death, or for reasons other than disability in excess of what is shown in the Pension Benefits for Fiscal 2011 table in this proxy statement.

(8) Represents the value of additional benefits due to termination of employment as a result of disability in excess of what is shown in the Pension Benefits for Fiscal 2011 table in this proxy statement.

(9) Represents the reduction estimated to be necessary to avoid excise taxes under Section 280G of the Internal Revenue Code of 1986, as amended, on payments related to a change in control. Under the terms of the termination protection agreements, payments are only reduced if the reduction would provide the executive a greater net, after-tax benefit than he or she would receive if the payments were not subject to the reduction.

(10) All of the amounts set forth in the Termination Scenario Table for Mr. Durand represent the U.S. dollar equivalent of potential payments to Mr. Durand in Euros. All amounts reported for Mr. Durand were converted using the following average exchange rate for the 12-month period of fiscal 2011: U.S. $1.00 = €0.7158.

(11) Mr. Durand, being a French employee, is not eligible to participate in the Pension Plan or the SERP 2005+. Please refer to the Compensation Discussion and Analysis section of this proxy statement for details on benefits being tailored for Mr. Durand. Our estimate of the benefit to Mr. Durand as of October 28, 2011, is $35,000 to $40,000.

(12) As previously noted in the Compensation Discussion and Analysis section of this proxy under the section titled "Specific Compensation Decisions for NEOs in Fiscal 2011—Retirement of Mr. Larson", Mr. Larson retired effective January 1, 2012. Therefore, amounts in the column for Change in Control Termination no longer apply.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company reviews related party transactions. Related party transactions are transactions that involve the Company's directors, executive officers, director nominees, 5% or more beneficial owners of the Company's Common Stock, immediate family members of these persons, or entities in which one of these persons has a direct or indirect material interest. Transactions that are reviewed as related party transactions by the Company are transactions that involve amounts that would exceed $120,000 (the current threshold required to be disclosed in the proxy statement under SEC regulations and certain other similar transactions). Pursuant to the Company's Code of Business Conduct and Ethics, employees and directors have a duty to report any potential conflicts of interest to the appropriate level of management or to the Board of Directors, in the case of directors. The Company evaluates these reports along with responses to the Company's annual director and officer questionnaires for any indication of possible related party transactions. If a transaction is deemed by the Company to be a related party transaction, the information regarding the transaction is forwarded to the Audit Committee for review and approval. Pursuant to the Audit Committee's charter, it has been delegated the authority to review and approve all related party transactions.

AUDIT COMMITTEE REPORT

The Audit Committee of the Company's Board of Directors consists of four non-employee directors, each of whom the Board has determined (i) meets the independence criteria specified by the SEC and the requirements of Section 303A.02 and other applicable sections of the NYSE listing standards and (ii) is financially literate in accordance with the requirements of Section 303A.07 of the NYSE listing standards. The Audit Committee annually reviews and reassesses its written charter, a copy of which is available on the Company's website at www.esterline.com under the Corporate Governance tab.

Management has the primary responsibility for the financial statements and the reporting process, including the systems of internal controls for financial reporting. The Audit Committee is responsible for overseeing the Company's financial reporting processes on behalf of the Board of Directors. In fulfilling its oversight responsibilities, the Audit Committee reviewed and discussed with management the audited financial statements relating to the fiscal year ended October 28, 2011, and discussed with management the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements. The Audit Committee selects and retains the Company's independent registered public accounting firm.

The Audit Committee discussed with the independent registered public accounting firm, who is responsible for expressing an opinion on the conformity of those audited financial statements with generally accepted accounting principles, their judgments as to the quality, not just the acceptability, of the Company's accounting principles and such other matters relating to the audit required to be discussed by Statements of Auditing Standards No. 114. In addition, the Audit Committee has discussed with the independent registered public accounting firm the accounting firm's independence from management and the Company and received the written disclosures from the independent registered public accounting firm required by the applicable requirements of the Public Company Accounting Oversight Board requiring the independent accountant's communications with the Audit Committee concerning independence.

The Audit Committee discussed with the Company's internal auditors and the independent registered public accounting firm the overall scope and plans for their respective audits. The Audit Committee met with the internal auditors and the independent registered public accounting firm, with and without management present, to discuss the results of their examinations, their evaluations of the Company's internal controls, and the overall quality of the Company's financial reporting.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors (and the Board has approved) that the audited financial statements be included in the Annual Report on Form 10-K for the fiscal year ended October 28, 2011, for filing with the Securities and Exchange Commission.

Respectfully submitted,

GARY E. PRUITT, CHAIRMAN
PAUL V. HAACK
MARY L. HOWELL
JAMES J. MORRIS

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S FEES

The aggregate fees billed by Ernst & Young LLP, the Company's independent registered public accounting firm, in fiscal 2011 and 2010 were as follows:

	Fees	
	2011	2010
Audit fees (1)	$ 3,145,951	$ 3,597,190
Audit-related fees (2)	300,128	64,426
Tax fees (3)	203,135	180,636
All other fees	12,559	2,790

(1) Includes professional services for the audit of the Company's annual financial statements, reviews of the financial statements included in the Company's Form 10-Q filings, services that are normally provided by the Company's independent registered public accounting firm in connection with statutory and regulatory filings or engagements and services that generally only the independent registered public accounting firm can reasonably provide, such as comfort letters, statutory audits, attest services, consents and assistance with and review of documents filed with the SEC.

(2) Includes fees associated with assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements, including, if applicable, fees related to assistance in financial due diligence related to mergers and acquisitions and consultation regarding generally accepted accounting principles.

(3) Includes fees associated with tax compliance, tax advice, and domestic and international tax planning. This category includes fees relating to tax planning on mergers and acquisitions, restructurings and other services related to tax disclosure and filing requirements.

The Audit Committee has adopted procedures for pre-approving all audit and permissible non-audit services provided by the independent registered public accounting firm. The Audit Committee may either pre-approve such services without consideration of specific case-by-case services ("general approval") or pre-approve specific services ("specific pre-approval"). Unless a type of service to be provided by the independent registered public accounting firm has received general pre-approval, it will require specific pre-approval by the Audit Committee. In some cases, pre-approval is provided by the full Audit Committee for up to a year, and relates to a particular category or group of services and is subject to a specific budget. In other cases, the Chairman of the Audit Committee has the delegated authority from the Audit Committee to pre-approve additional services, and such pre-approvals are then communicated to the full Audit Committee at the following meeting. When pre-approving services, the Audit Committee considers whether such services are consistent with the SEC's rules on auditor independence. The Audit Committee also considers whether the independent registered public accounting firm is best positioned to provide the most effective and efficient services, for reasons such as familiarity with the Company's business, people, culture, accounting systems, and risk profile and whether the services enhance the Company's ability to manage or control risks and improve audit quality.

All requests or applications for services to be provided by the independent registered public accounting firm that do not require specific pre-approval by the Audit Committee will be submitted to the Chief Financial Officer and must include a detailed description of the services to be rendered. The Audit Committee will be informed on a timely basis of any such services rendered by the independent registered public accounting firm. Requests or applications to provide services that require specific pre-approval by the Audit Committee will be submitted to the Audit Committee by both the independent registered public accounting firm and the Chief Financial Officer and must include a joint statement as to whether, in their view, the request or application is consistent with the SEC's rules on auditor independence. The Audit Committee has designated the Corporate Controller to monitor the services provided by the independent registered public accounting firm, to determine whether such services are in compliance with the pre-approval policy and to report the results of such monitoring to the Audit Committee on a periodic basis.

EQUITY COMPENSATION PLAN INFORMATION

The following table gives information about the shares of Common Stock that may be issued upon the exercise of options, warrants and rights under the Amended and Restated 1997 Stock Option Plan, the 2002 Employee Stock Purchase Plan and the 2004 Equity Incentive Plan, the only equity compensation plans of the Company in effect during the Company's last fiscal year.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (1)	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column) (2) (3)
Equity compensation plans approved by security holders	2,014,400	$ 42.79	1,694,230
Equity compensation plans not approved by security holders	—	—	—
Total	2,014,400	$ 42.79	1,694,230

(1) Includes 179,500 shares subject to outstanding options under the U.K. ShareSave Scheme, which is a subplan to the 2002 Employee Stock Purchase Plan.

(2) Of these shares, 934,810 shares are available for issuance under the 2004 Equity Incentive Plan and 759,420 shares are available for purchase under the 2002 Employee Stock Purchase Plan (not including the 179,500 shares subject to outstanding options under the U.K. ShareSave Scheme) as of the end of the Company's last completed fiscal year.

(3) Pursuant to the 2004 Equity Incentive Plan, each of the Company's non-employee directors receives an automatic grant of shares of Common Stock not subject to any restriction within 45 days after each annual shareholders meeting with an aggregate market value of $72,000 based on the closing price of the Common Stock on that date.

PROPOSAL TWO:
ADVISORY VOTE ON EXECUTIVE COMPENSATION

In accordance with the Dodd-Frank Act, we are offering our shareholders the opportunity to cast an advisory vote (commonly referred to as the "say on pay" vote) on the Company's executive compensation program for named executive officers. The Board of Directors has determined that it will include this proposal in the Company's proxy materials annually until the next required shareholder advisory vote on the frequency of shareholder advisory votes on the compensation of executives. Although this advisory vote is nonbinding, the Board of Directors and the Compensation Committee will take into account the outcome of the vote when considering future compensation decisions for Named Executive Officers.

As discussed in the Compensation Discussion and Analysis section of this proxy statement, we believe our compensation program is based on a pay-for-performance structure, is well-aligned with the long-term interests of our shareholders, and is designed to attract, motivate, and retain executive officers who are critical to our success. Some of the features of our compensation program that illustrate our philosophy are:

- A significant portion of an executive's compensation is at-risk and is subject to the Company's performance. In fiscal 2011, the executive compensation package (base salary, short- and long-term incentives at target) included 72% of at-risk compensation for the Chief Executive Officer and an average of 61% of at-risk compensation for the other Named Executive Officers.
- Base salary increases are typically modest and in keeping with market pay data for executives with similar responsibilities and level of experience. Exceptional increases are limited to promotions or situations where the executive's job performance is strong and his/her base salary is significantly under the market median.

- Our stock option awards feature graduated vesting over a four-year period.
- Our cash-based long-term incentive plan has three-year performance periods to encourage executives to make decisions that align our long-term goals with shareholder interests.

Shareholders are encouraged to read the full details of our executive compensation program as described in the Compensation Discussion and Analysis section of this proxy statement, the accompanying compensation tables and related narrative disclosure to properly evaluate our approach to compensating our executives.

For the reasons provided above, we recommend that the shareholders vote in favor of the following resolution:

RESOLVED, that the shareholders approve, on an advisory basis, the compensation of the Company's named executive officers, as disclosed in the Compensation Discussion and Analysis section of this proxy statement and the accompanying compensation tables and related narrative disclosure in this proxy statement.

The Board of Directors unanimously recommends that you vote FOR this proposal to approve, on an advisory basis, the compensation of the Company's named executive officers.

PROPOSAL THREE: RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young LLP was the independent registered public accounting firm that audited the Company's consolidated financial statements for the fiscal year ended October 28, 2011. The Audit Committee of the Board of Directors of the Company requests that shareholders ratify its selection of Ernst & Young LLP to serve as the Company's independent registered public accounting firm to audit its consolidated financial statements for the fiscal year ending October 26, 2012, at its annual meeting.

The Company is not obligated by law or its Certificate of Incorporation or Bylaws to seek ratification of the directors' selection of its independent registered public accounting firm, but is doing so as a matter of corporate practice. If the selection of its independent registered public accounting firm is not ratified by shareholders, the Company may continue to use Ernst & Young LLP as its independent registered public accounting firm or, even if shareholders vote in favor of the selection, may select a new firm if, in the opinion of the Audit Committee, such a change would be in the best interests of the Company and its shareholders.

The Company expects that representatives of Ernst & Young LLP will be present at the 2012 annual meeting, will be given the opportunity to make a statement if they wish to do so, and will be available to respond to appropriate questions.

The Board of Directors recommends a vote FOR the ratification of the selection of Ernst & Young LLP as the Company's independent registered public accounting firm.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, generally requires the Company's directors, executive officers and 10% or greater shareholders to file electronically reports of their ownership of Common Stock and of changes in such ownership to the SEC. SEC regulations also require the Company to identify in this proxy statement any person subject to this requirement who did not file a Section 16 report on a timely basis. Based solely upon a review of such reports furnished to the Company and written representations from the executive officers and directors that no other reports were required, the Company believes that all such reports were filed on a timely basis during fiscal 2011.

OTHER MATTERS

As of the date of this proxy statement, the only matters which management intends to present at the meeting are those set forth in the notice of meeting and in this proxy statement. Management knows of no other matters that may come before the meeting. However, if any other matters properly come before the meeting, it is intended that proxies in the accompanying form will be voted in respect thereof in accordance with the judgment of the person or persons voting as proxies.

FORM 10-K AND OTHER CORPORATE GOVERNANCE INFORMATION

The 2011 Annual Report of the Company was provided to shareholders with this proxy statement. The Company will furnish without charge a copy of the Company's Annual Report on Form 10-K for the fiscal year ended October 28, 2011, including the consolidated financial statements and the financial statement schedules, to any shareholder who makes a request. Contact Esterline Technologies Corporation, Attn: Corporate Communications, 500 108th Avenue NE, Suite 1500, Bellevue, WA 98004 or call (425) 453-9400. This proxy statement, the 2010 Annual Report and the Annual Report on Form 10-K for the fiscal year ended October 28, 2011, are also available on the Company's website, www.esterline.com under the Investor Relations tab. In addition, shareholders may find information relating to the Company's corporate governance posted on the Company's website, www.esterline.com under the Corporate Governance tab. Documents located in this section include the charters for the Audit, Compensation, and Nominating & Corporate Governance Committees, the Corporate Governance Guidelines and the Code of Business Conduct and Ethics.

SHAREHOLDER PROPOSALS FOR 2013

In accordance with Securities and Exchange Commission's Rule 14a-8, proposals of shareholders of the Company that are intended to be included in the Company's proxy statement and presented by such shareholders at the Company's 2013 annual meeting must be received at the Company's principal executive office no later than September 23, 2012. Pursuant to Rule 14a-8, in order for a shareholder's proposal to be eligible for inclusion in the Company's proxy statement for the 2012 annual meeting, among other things, the shareholder must own at least one percent of the outstanding shares of Common Stock or shares of Common Stock with a market value of $2,000 for at least one year prior to submitting the proposal, and the shareholder must continue to own such stock through the date of the 2013 annual meeting. Shareholder proposals submitted to the Company outside the Rule 14a-8 process after December 7, 2012, will be considered untimely by the Company. In addition, if the Company receives notice of a shareholder proposal after December 7, 2012, the persons named as proxies in the proxy statement for the 2013 annual meeting will have discretionary voting authority to vote on such proposal at the 2013 annual meeting.

By order of the Board of Directors

ROBERT D. GEORGE
Vice President,
Chief Financial Officer,
Corporate Development
and Secretary

January 26, 2012

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Investor Information

Corporate Headquarters
500 108th Avenue N.E.
Suite 1500
Bellevue, WA 98004
(425) 453-9400
investor@esterline.com

Stock Exchange Listing
New York Stock Exchange
Symbol – ESL

Transfer Agent and Registrar
BNY Mellon Shareowner Services
www.bnymellon.com/shareowner/isd

Shareholder Relations
(877) 813-9418

Outside of the U.S.
(201) 680-6578

TDD Hearing Impaired
(800) 231-5469

TDD Hearing Impaired Outside of the U.S.
(201) 680-6610

Shareholder Correspondence
BNY Mellon Shareowner Services
P.O. Box 358015
Pittsburgh, PA 15252

Overnight Delivery
BNY Mellon Shareowner Services
480 Washington Boulevard
Jersey City, NJ 07310-1900

Annual Meeting of Shareholders
The annual meeting will be held on March 7, 2012 at the Montage Laguna Beach Hotel
30801 Coast Hwy
Laguna Beach, CA 92651

Stock Held in Street Name
Esterline maintains a direct mailing list to help ensure that shareholders whose stock is held in street name (broker or similar accounts) receive information on a timely basis. If you would like your name added to this list, please send your request to the corporate headquarters, attention: Director, Corporate Communications.

Stock Exchange Certifications
Esterline has filed the CEO and CFO certifications required by Section 302 of the Sarbanes-Oxley Act of 2002 as exhibits to its Annual Report on Form 10-K for the fiscal year ended October 28, 2011 and has submitted to the NYSE the annual CEO certification required by Section 303A.12 (a) of the NYSE listing standards.



Esterline

Esterline Corporation
500 108th Avenue NE
Suite 1500
Bellevue, WA 98004
(425) 453-9400

www.esterline.com